Exhibit D
THE REPUBLIC OF TURKEY
(LOGO)
     This description of the Republic of Turkey is dated as of September 30, 2008 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2007.

FORWARD-LOOKING STATEMENTS
     Turkey has made forward-looking statements in this prospectus supplement and the accompanying prospectus. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, Turkey undertakes no obligation to update any of them in light of new information or future events.
     Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:
•	External factors, such as:
•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

•	the impact of adverse developments in the region where Turkey is located.
•	Internal factors, such as:
•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS
GENERAL
     On April 14, 2008, discussions on the seventh review under the Stand-By Arrangement between the Republic and the International Monetary Fund (the “IMF”) were concluded and an agreement was reached with the authorities on a package of policies aimed at completing the seventh and final review under the Stand-By Arrangement. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR1 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed the 19th Stand-By Arrangement. The Republic has not yet made a final decision on the framework for future relations with the IMF after the expiration of the Stand-By Arrangement on May 10, 2008.
     The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial support of $6.2 billion, consists of both investment and program loans. On June 20, 2008, it was announced that the Executive Board of the World Bank approved the Programmatic Public Sector Development Policy Loan-II (“PPDPL-II”) with a total funding of €255.4 million (approximately $400 million) under the CPS.
     On April 3, 2008, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from stable to negative and on July 31, 2008, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from negative to stable. As of July 30, 2008, the Republic’s foreign currency rating from Fitch Ratings is BB- with a stable outlook and its foreign currency rating from Moody’s is Ba3 with a stable outlook.
     On April 17, 2008, the Assembly approved a revised social security reform law (Law No. 5754), which addresses the objections raised by the Constitutional Court to the Social Insurance and General Health Insurance Law (Law No. 5510) while retaining most of its savings. The reform is expected to make a significant contribution to securing fiscal sustainability over the medium and long term. Law No. 5754 also establishes a new universal health insurance framework. To promote efficiency in this area, Law No. 5754 authorizes the Social Security Institution to set copayment rates for outpatient services that are differentiated between primary, secondary and tertiary levels. The social security reform law was approved by President Gül and published in the Official Gazette on May 8, 2008 (No. 26870).
     Social Security Institutions (“SSIs”) realized a deficit of 2.94% of GDP in 2008. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     The 2008 budget was drawn up with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.
     On November 27, 2007, the Assembly approved the Act on International Private Law and Procedural Law (Law No. 5718), which was published in the Official Gazette dated December 12, 2007 (No. 26728). Law No. 5718 primarily dictates the regulations that will be implemented for private law procedures and relationships, including foreign elements (e.g., place of residency and locale of performance), the international authority of the Turkish courts and the recognition of foreign judgments and arbitration decisions.
     Several claimants have filed claims before the International Center for the Settlement of Investment Disputes (ICSID) against the Republic. These claimants contend that certain actions by the Republic impaired their investments without adequate compensation. In addition to the ICSID claims, several claimants have challenged the termination of certain contracts by the Republic under the United Nations Commission on International Trade Law (UNCITRAL) Arbitration Rules. Further, additional claimants have brought contractual disputes against the Republic before the International Chamber of Commerce (ICC). Several of these arbitration proceedings, if adversely determined, could require the Republic to pay multi-billion U.S. dollar damages. While the Republic believes that these proceedings will not in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings in uncertain.

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.556360 on September 2, 2008.

     On February 20, 2008, the Assembly re-approved the Foundations Law (Law No. 5555) that was originally vetoed by former President Sezer and returned to the Assembly for review of the ninth article. The new law (Law No. 5737) allows foreigners to establish new foundations in Turkey on the principle of legal and actual reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. Law No. 5737 was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800).
     On February 20, 2008, the Assembly approved the law on collection of certain past-due public receivables by reconciliation (Law No. 5736). These receivables include tax arrears, duties and accrued interest and penalties. The Law was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800).
     On April 30, 2008, the Assembly approved a law amending the Turkish Penal Code (Law No. 5759) which changed Article 301 of the Turkish Penal Code. Pursuant to Law No. 5759, the phrase “denigrating the Turkish identity” was replaced with “denigrating the Turkish nation” in an effort to eliminate the elusive definition of “Turkish identity”. Law No. 5759 also replaced the word “Republic” with the “Republic of Turkish State” in a similar context. The Law No. 5759 was approved by President Gül and published in the Official Gazette on May 8, 2008 (No. 26870).
     On May 15, 2008, a new labor market legislation was approved by the Assembly (Law No. 5763). This new labor market legislation would increase the budget allocated to the Active Labor Programs and enhance the functions of the Private Labor Offices while potentially decreasing the financial burden of employment. Law No. 5763 was published in the Official Gazette on May 26, 2008 (No. 26887).
     On July 1, 2008, an automatic price adjustment mechanism became effective in the energy sector. Under the new system, electricity prices will be fixed three times a year and natural gas prices will be fixed once a month taking into account foreign exchange rates, interest rates and oil prices, which is expected to improve financial viability of state economic enterprises operating in the energy sector.
     On July 2, 2008, the Assembly approved the Law on Special Provincial Administration and Municipality Revenues (Law No. 5779). Law No. 5779 aims to create a more transparent and equitable revenue-sharing formula by reforming the procedures by which the shares of Special Provincial Administrations and Municipalities are allocated from consolidated budget tax revenues. Law No. 5779 was published in the Official Gazette on July 15, 2008 (No. 26937).
     On July 9, 2008, the Assembly approved an amendment to the Energy Market Law (Law No. 5784) which is expected to facilitate the privatization of electricity generation facilities. Law No. 5784 was published in the Official Gazette on July 26, 2008 (No. 26948).
     On July 16, 2008, the Assembly approved an amendment to the Law on Debt Management and Public Finance (Law No. 5787) which includes new sections, including one regarding the utilization of derivative instruments for debt and cash flow management purposes. Law No. 5787 was published in the Official Gazette on July 23, 2008 (No. 26945).
     Currently a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.
     As of August 31, 2008, at least 21 people in Turkey have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization (the “WHO”), including 4 children who died from the disease). The most recent human case of the H5N1 strain of the bird flu virus in Turkey was reported on January 30, 2006. On January 22, 2008, a new H5N1 case in poultry was reported in the northern Black Sea region.
POLITICAL CONDITIONS
     On July 22, 2007, a general election was held in the Republic. Based on the final election results and subsequent moves by Assembly deputies, the following table sets forth the composition of the Assembly by total number of seats as of September 25, 2008:

Political Party	Number of Seats

Justice and Development Party (AKP)	338
Republican People’s Party (CHP)	98
Nationalist Action Party (MHP)	70
Democratic Society Party (DTP)	21
Democratic Socialist Party (DSP)	13
Independents	5
Great Union Party (BBP)	1
Freedom and Solidarity Party (ODP)	1
Vacant	3	[2]

Source:	The Grand National Assembly of Turkey
     On February 9, 2008, the Assembly approved a constitutional amendments package that includes a statement in the Constitution to outlaw restrictions on rights to receive higher education for a reason not clearly stated by the law. The constitutional amendments package was submitted to the President for approval on February 12, 2008. Law No. 5735 was approved by President Gül and published in the Official Gazette on February 23, 2008 (No. 26796). On June 5, 2008, it was announced that the Constitutional Court annulled Law No. 5735.
     On March 14, 2008, a lawsuit was filed in the Constitutional Court to close down the ruling Justice and Development Party (“AKP”) for allegedly participating in anti-secular activities and to ban 71 AKP officials, including Prime Minister Tayyip Erdogan and President Gül from politics for five years. On March 31, 2008, it was announced that the Constitutional Court agreed to hear the petition on whether to close down the ruling AKP, and subsequently legal proceedings began on this matter. On July 30, 2008, the Constitutional Court announced its final verdict and the number of votes required to close down the ruling AKP was not attained, as a result of which the AKP was not closed down. The Constitutional Court did however, rule to halve the AKP’s state funding.
     On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing is scheduled to be held on October 20, 2008.
KEY ECONOMIC INDICATORS
•	On March 8, 2008 the Turkish Statistical Institute (“TURKSTAT”) announced a revision to the national accounts. Revised national accounts represent major improvements in methodology, coverage, consistency and international comparability of Turkey’s macro-economic statistics. The primary reason for the revision is the extension of coverage and improvement in the methodology. The revision to national accounts is a step toward convergence to the European System of Accounts (“ESA-95”) which is a more comprehensive methodology and includes an integrated set of national accounts.
•	As a result of the revision, TURKSTAT picked 1998 as the new base year for national income calculations, replacing the former base of 1987, and included new areas of the economy (including a broader range of manufacturing companies, participation banks (Islamic financial institutions) and internet service providers) in its national income calculations. As a result of these changes, GDP for 2006, calculated with a 1998 base year and with new areas of economy included, was 31.6% higher in current prices compared to GDP for the same year calculated under the old methodology with a 1987 base year. According to the new calculations, the number of companies in Turkey employing 10 people or more rose to 27,813 from a previous number of 11,293. Following the revision to the national accounts, the GNP figures are no longer be published as of the third quarter of 2007.
•	In the second quarter of 2008, GDP (at constant prices) grew by an estimated 1.9% compared to the same period in 2007. In the first quarter of 2008, GDP (at constant prices) grew by an estimated 6.7% compared to the same period in 2007. Annual GDP (at constant prices) in 2007 increased by 4.6%.
•	For the month of August 2008, CPI decreased by 0.24% and PPI decreased by 2.34%.
•	The Republic’s CPI and PPI in August 2008 increased by 11.77% and 14.67%, respectively, compared to the same month of the previous year. The official CPI year-end target for 2007 was 4%. The official CPI year-end target for 2008 is 4%. Annual inflation remained at high levels in 2007 due, in large part, to the rise in unprocessed food prices and an increase in the price of tobacco products. In the second quarter of 2008, owing to factors mainly beyond the control of monetary policy, such as increases in food, energy and administered prices (which are prices determined by the government), annual CPI was recorded as 10.61%.

[2]	The three vacant seats were held by two recently deceased members of the Assembly and President Gül who resigned from his parliamentary seat.

This exceeded the upper limit of the uncertainty band for CPI for the second quarter of 2008 which was set at 8.5%. The Central Bank has stated that it expects to respond with adjustments in monetary policy in order to be able to achieve and maintain price stability in the medium term.
Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band

	March	June	September	December
Uncertainty Band (Upper Limit)	9.10	8.50	8.30	6.0
Path Consistent with the Target	7.10	6.50	6.30	4.0
Uncertainty Band (Lower Limit)	5.10	4.50	4.30	2.0
•	On September 24, 2008, the Central Bank foreign exchange buying rate for U.S. dollars was YTL1.2340 per U.S. dollar, compared to an exchange buying rate of YTL1.2186 per U.S. dollar on September 24, 2007.
•	On September 9, 2008, the Government offered an interest rate of 18.67% for the 19-month Government Bond, compared to an interest rate of 18.10% for the 20-month Government Bond on September 4, 2007.
•	The industrial production index increased by 3.4% in July 2008 compared to July 2007 (year on year). The industrial production index increased 4.5% in July 2007 compared to July 2006 (year on year).
•	The following table indicates unemployment figures for 2007-2008:

2007	Unemployment rate	Number of unemployed

January	11%	2,675,000
February	11.4%	2,760,000
March	10.4%	2,562,000
April	9.8%	2,450,000
May	8.9%	2,265,000
June	8.8%	2,285,000
July	8.8%	2,296,000
August	9.2%	2,383,000
September	9.3%	2,405,000
October	9.7%	2,458,000
November	10.1%	2,350,000
December	10.6%	2,436,000,

2008	Unemployment rate	Number of unemployed

January	11.3%	2,567,000
February	11.6%	2,642,000
March	10.7%	2,496,000
April	9.6%	2,293,000
May	8.9%	2,164,000
June	9.0%	2,237,000

Source:	TURKSTAT
•	On May 30, 2007, it was announced that wage increases for public sector workers would be based on the actual inflation rate instead of a targeted inflation rate of 4%. On June 26, 2007, it was announced that the wages of public sector workers were increased by 10% in 2007 and were increased by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. The wages of civil servants would be increased by 3.96% on average in the second half of 2008. On August 16, 2008, it was announced that the wages of civil servants were increased by 8.4% on average effective from August 2008. On August 30, 2008, it was announced that the wages of civil servants will be increased by 8.7% on average in 2009 (consisting of 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009).

•	On June 3, 2008, it was announced that the inflation target rates for years 2009 and 2010 were revised upwards due to the risks posed by rising food and energy prices to the medium term inflation outlook. The inflation target rates for years 2009 and 2010 were revised to 7.5% and 6.5% respectively and the inflation target rate for year 2011 was set at 5.5%.
In its regular meeting held on September 18, 2008, the MPC decided to keep its short-term interest rates (policy rates) at the Central Bank Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market unchanged. As of September 24, 2008, the Central Bank overnight borrowing interest rate was 16.75%, and the Central Bank overnight lending interest rate was 20.25%. In its previous meeting, held on August 14, 2008, the MPC decided to keep its short-term interest rates unchanged. Moreover, commencing on July 20, 2007, the Central Bank began to issue liquidity bills in addition to the then current instruments (such as repo-reverse repo transactions) used in open market operations to enhance the effectiveness of liquidity management when necessary.
TOURISM
•	From January to July 2008, net tourism revenues (according to the balance of payments presentation) increased by approximately 27.8% to approximately $8.4 billion from approximately $6.5 billion during the same period in 2007.
•	From January to August 2008, the number of foreign visitors visiting the Republic increased by approximately 14.5% to approximately 18,533,764 foreign visitors, as compared to approximately 16,192,329 foreign visitors during the same period in 2007.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     Between January and July 2008, the trade deficit (according to the balance of payments presentation) increased by approximately 39.6% to approximately $35.2 billion, as compared to approximately $25.3 billion in the same period in 2007. Between January and July 2008, total goods imported (c.i.f.3) including gold imports increased by 36.6% to approximately $126.4 billion, as compared to approximately $92.5 billion during the same period in 2007. The increase in imports was primarily driven by the demand for capital goods, intermediate goods and consumption goods. Between January and July 2008, capital goods, which are used in the production of physical capital, increased by approximately 20.3% over the same period in 2007. Between January and July 2008, intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 40.0% over the same period in 2007. Between January and July 2008, consumption goods increased by approximately 37.2% over the same period in 2007. Between January and July 2008, the current account deficit (“CAD”) increased by approximately 42.5% over the same period in 2007, from approximately $22.1 billion to approximately $31.6 billion.
     As of September 12, 2008, total gross international reserves of the Central Bank were approximately $78.7 billion (compared to $74.0 billion as of December 28, 2007), gold reserves were approximately $3.47 billion (compared to $2.76 billion as of December 28, 2007) and the Central Bank gross foreign exchange reserves were approximately $75.2 billion (compared to approximately $71.3 billion as of December 28, 2007).
     As of September 23, 2008, the Central Bank held approximately YTL4.3 billion in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	In August 2008, the central consolidated government budget expenditures were approximately YTL20.4 billion and central government budget revenues were approximately YTL26.4 billion, compared to a consolidated budget expenditure of approximately YTL15.9 billion and a consolidated budget revenue of YTL19.5 billion during the same period in 2007.

•	In August 2008, the central government budget surplus was approximately YTL6.01 billion, compared to a consolidated budget surplus of YTL3.53 billion during the same period in 2007.

[3]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

•	In August 2008, the central government budget primary surplus reached approximately YTL14.15 billion, compared to the central government budget primary surplus of YTL7.85 billion during the same period in 2007.
•	From January to August 2008, the central government budget expenditures were approximately YTL142.3 billion and central government budget revenues were approximately YTL146.9 billion, compared to a consolidated budget expenditure of approximately YTL135.8 billion and a consolidated budget revenue of YTL127.4 billion during the same period in 2007.
•	From January to August 2008, the central government budget surplus was approximately YTL4.6 billion, compared to a consolidated budget deficit of YTL8.4 billion during the same period in 2007.
•	From January to August 2008, the central government budget primary surplus reached approximately YTL40.9 billion, compared to the central government budget primary surplus of YTL28.6 billion during the same period in 2007.
     On December 18, 2007, the Republic announced its 2008 financing program. According to the 2008 financing program, the Republic expects to repay (including principal and interest) a total of approximately YTL149.7 billion of debt in 2008, of which approximately YTL130.8 billion constitutes domestic debt and approximately YTL18.9 billion constitutes external debt. The total borrowing target for the Republic in 2008 is approximately YTL106.9 billion, of which approximately YTL91.6 billion would consist of domestic borrowing and approximately YTL15.3 billion would consist of external borrowing. Other sources of funds in 2008 are expected to consist of primary surplus (which is targeted to yield YTL35 billion on a cash basis), collections from guaranteed receivables (which are targeted to yield YTL0.5 billion) and other sources including privatization revenues and revenues from SDIF (as defined below) (which are targeted to yield YTL9.2 billion).
     On May 3, 2008, a medium term fiscal framework that covers the period between 2008 and 2012 was announced. Under this framework, medium term public debt stock to GDP targets and primary surplus targets were announced. While forming this framework, recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects such as the Southeastern Anatolian Project4 were taken into account. With this framework the Government announced that it has reduced the primary surplus target for 2008 to 3.5% of GDP from 4.2%. The primary surplus is expected to gradually decrease to 2.4% by 2012. Also, the debt to GDP ratio is expected to decline from 37% in 2008 to 30% in 2012.
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom, Tekel, Turkish Airlines, sugar factories, electricity generators/distributors, toll roads and bridges and ports.
     Regarding the block sale of 100% of the shares of three electricity distribution companies, namely, Başkent Elektrik Dagitim A.Ş., Sakarya Elektrik Dagitim A.Ş. and Istanbul Anadolu Yakasi Elektrik Dagitim A.Ş., each operating in a different region, the bidding deadline for the privatization was initially announced as December 15, 2006 but was then postponed to January 19, 2007. On January 9, 2007, it was announced that the tenders for the three electricity distribution companies were postponed to a future date for the purpose of dispelling uncertainties in post-privatization investments and completing ongoing investment projects in these companies. The final bidding date for the Başkent and Sakarya Elektrik Dagitim A.Ş. was announced as June 10, 2008. On April 22, 2008, it was announced that the tender for the privatization of Istanbul Anadolu Yakasi Elektrik Dagitim A.Ş. was annulled. On April 30, 2008, the last bidding date for the privatization of two other distribution companies, namely Meram Elektrik Dagitim A.Ş. and Aras Elektrik Dagitim A.Ş., was announced as July 15, 2008 and then postponed to September 15, 2008. The final negotiations for the Meram and Aras Elektrik Dagitim A.Ş. held in September 25, 2008 and it was announced that Alsim-Alarko submitted the highest bid for Meram Elektrik Dagitim A.Ş. of $440 million and Kilersubmitted the highest bid for Aras Elektrik Dagitim A.Ş. of $128.5 million. The privatization process of the remaining 15 electricity distribution companies is still pending. On July 1, 2008, it was announced that the consortium of Ak Enerji and CEZ won the tender for Sakarya Elektrik Dagitim A.ı with a bid of $600 million and the consortium of Sabanci Holding and Verbund won the tender for the Başkent Elektrik Dagitim A.ı with a bid of $1.225 billion. On September 19,

[4]	The Southeastern Anatolia Project (GAP) is a multi-sector, integrated regional development effort based on sustainable development. The objectives of the project include the improvement of living standards and income levels so as to reduce regional development disparities and contribute to such national goals as social stability and economic growth through the enhancement of productivity and employment opportunities in rural areas. The project covers nine administrative provinces, namely, Adiyaman, Batman, Diyarbakir, Gaziantep, Kilis, Mardin, Siirt, Sanliurfa and Sirnak.

2008, it was announced that the Privatization High Council (“PHC”) approved the privatizations of Sakarya and Başkent Elektirk Dağitim A.Ş.
     On February 8, 2007, it was announced that the PHC decided to privatize 51% of the shares of Petkim Petrokimya Holding A.Ş. (“Petkim”), a petrochemical corporation, through a block sale. On March 16, 2007, the Privatization Administration announced the tender for the block sale of 51% of the shares of Petkim. The bidding deadline for the privatization was announced as June 15, 2007. On June 7, 2007, it was announced that the bidding deadline for the privatization of Petkim was extended to June 25, 2007. On July 5, 2007, it was announced that the consortium of TransCentralAsia Petrochemical Holding made the highest bid of $2.05 billion and the consortium of Socar-Turcas-Injaz made the second highest bid of $2.04 billion for 51% of the shares of Petkim. On October 16, 2007, it was announced that the tender committee decided to submit the consortium of Socar-Turcas-Injaz’s offer to the Competition Board for approval. There was no official announcement as to why the second highest bid was selected rather than the first highest bid. On November 9, 2007, it was announced that the Competition Board authorized the sale of Petkim to Socar-Turcas-Injaz. On November 22, 2007, the PHC approved the sale of Petkim to Socar-Turcas-Injaz. On December 27, 2007, it was announced that the Council of State suspended the sale of Petkim to Socar-Turcas-Injaz, ruling that the privatization of Petkim does not provide for public benefit. On March 19, 2008, it was announced that the Council of State rejected the case against the cancellation of the privatization of Petkim but the appeals process is still continuing. On May 30, 2008, it was announced that the block sale agreement was signed and the transfer of Petkim to Socar-Turcas-Injaz for $2.04 billion was finalized.
     On July 23, 2007, the Privatization Administration announced the tender for the privatization of Mazıdağı Phosphate Enterprise which is owned by Sumer Holding A.Ş. The bidding deadline for this privatization was announced as November 8, 2007 and two bids were received for this privatization. However, only one firm, Toros Tarim San. & Tic. A.Ş. attended final talks held on November 20, 2007 and submitted a bid of $7.25 million. The privatization is currently awaiting the approval of the PHC.
     On October 9, 2007, the PHC’s decision on the privatization of Türkşeker A.Ş. (Turkish Sugar Factories A.Ş.) and the privatization of SUMERHALI (a carpet firm) was published in the Official Gazette (No. 26668). According to the PHC’s decision, Türkşeker A.S will be privatized through a sale of assets. The privatization process is expected to be finalized within 24 months. Also, according to the PHC’s decision, SUMERHALI will be privatized through sale and the privatization process is envisaged to be finalized within one year.
     On October 10, 2007, the Privatization Administration announced the tender for the privatization of power stations owned by Ankara Doğal Elektrik Üretim ve Ticaret A.Ş. It was also announced that one of these power stations would be privatized through sale while all others would be privatized through transfer of operational rights. The bidding deadline for this privatization was initially announced as January 7, 2008 and subsequently postponed to February 22, 2008. Thirty bids were received for this privatization. On March 5, 2008, it was announced that Zorlu Enerji won the tender for nine power stations with a bid of $510 million. The PHC decision approving the privatization of power stations to Zorlu Enerji was published in the Official Gazette on May 9, 2008 (No. 26871).
     On October 26, 2007, the Privatization Administration announced the tender for the privatization of TEKEL (assets in relation to cigarette production). The bidding deadline for this privatization was initially announced as January 25, 2008 and on January 11, 2008 the bidding deadline was postponed to February 18, 2008. Four bids were received for this privatization. British American Tobacco Tutun Mamulleri Sanayi ve Ticaret A.Ş. submitted the highest bid of $1.72 billion. On April 24, 2008, the approval of the TEKEL privatization by the PHC was published in the Official Gazette (No. 26856).
     On November 16, 2007, the Privatization Administration announced the tender for the privatization of 33.5% of the shares of NITRO-MAK (a producer of emulsion type explosives) owned by Sumer Holding A.Ş. through an asset sale. The bidding deadline for this privatization was announced as December 13, 2007. Two bids were received for this privatization. The consortium of Altay Endüstri Yatırımları ve Ticaret A.Ş., Altay Kollektif Şirketi, M. Murat DURAL ve Ortağı, ANG Ali Nihat Gökyigit Yatırım Holding A.Ş.,VİEM Ticari ve Sanayi Yatirimlari Ltd. Sti. submitted the highest bid of $19.6 million. The privatization is currently awaiting the approval of the PHC.
     On November 23, 2007, the Privatization Administration announced the tender for the privatization of Barit (a mineral grinding plant) through an asset sale. Barit is currently owned by Sumer Holding A.Ş. The bidding deadline for this privatization was January 3, 2008. Four bids were received for this privatization. AS Çimento Sanayi ve Ticaret A.Ş. submitted the highest bid of $5.6 million. The privatization is currently awaiting the approval of the PHC.

     On January 23, 2008, the Privatization Administration announced that it had selected a consortium lead by Deutsche Bank-Garanti Yatirim Kiymetler A.Ş. to serve as advisor on the initial public offering of 15% of the stock of Turk Telecom. On May 7-9, 2008, the public offering for 15% of the stock of Turk Telekom was completed at 4.6 YTL per share and a total of approximately $1.9 billion was raised. The shares began trading on the Istanbul Stock Exchange on May 15, 2008.
     On February 20, 2008, the Privatization Administration announced the tender for the privatization of the Bandırma Port and Samsun Port through the transfer of operational rights for 36 years. These ports are currently owned by Turkish State Railways (“TCDD”). The bidding deadline for this privatization was April 22, 2008. Eighteen bids were received for this privatization. The final negotiations for the privatization tenders for both Bandırma and Samsun Ports were completed on May 16, 2008. The highest bid for Bandırma Port was by Çelebi Ortaklık Girişim Grubu for $175.5 million and the highest bid for Samsun Port was by Ceynak Lojistik Ticaret A.Ş. for $125.2 million. These privatizations were approved by the PHC on September 19, 2008.
     On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.3 billion) and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, it was announced that the Council of State suspended the sale of Izmir Port.
     On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Üretim A.Ş.
     On September 24, 2008, Privatization Administration announced the tender for the privatization of a portfolio consisting of five sugar factories, namely Kars, Erciş, A଻ri, Muş and Erzurum Sugar Factories, through sale of assets. The deadline for the final bidding is November 27, 2008.
     On August 19, 2008, it was announced that the Council of State has suspended the privatization of nine toll-roads and two Bosphorus bridges, claiming that the existing legal framework does not allow for privatizations of these assets.
BANKING SYSTEM
     As of September 24, 2008, the Savings and Deposit Insurance Fund (“SDIF”) had taken over 22 private banks since 1997. The most recent takeover occurred on July 3, 2003.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of May 14, 2008, the SDIF had already signed protocols with 17 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.
     On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF.
     On October 4, 2007, it was announced that SDIF would sell ATV-Sabah Group (a media firm) and the final date for prequalification was set as October 15, 2007. On October 11, 2007, it was announced that the tender schedule for this sale was postponed and the deadline for prequalification was postponed to November 9, 2007 due to demands from investors and Bayram (a religious holiday). On October 30, 2007, it was announced that the deadline for prequalification was postponed from November 9, 2007 to November 19, 2007, again, due to demands from investors. On December 5, 2007, only one firm, Çalık Group, submitted a bid of $1.1 billion, the minimum price for the assets, and the tender committee accepted the bid. On December 6, 2007, it was announced that SDIF approved the bid of $1.1 billion for ATV-Sabah and submitted the bid to the Competition Board and the Radio and Television Supreme Board (“RTÜK”) for their approval. On February 21, 2008, the SDIF Board approved the sale of ATV-Sabah upon the approval from the Competition Board and the RTÜK.
     On January 25, 2008, SDIF signed a protocol with Deniz A.Ş., the legal representative of EGS Group. Debt of EGS Bank A.Ş. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.
     On February 22, 2008, it was announced that SDIF had taken over Yasemin Turizm ve Ticaret A.Ş. to collect losses which were incurred by İnterbank A.Ş.

     On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group.
     On July 18, 2007, it was announced that Saudi National Commercial Bank (“NCB”) had reached an agreement with Boydak Group and Ülker Group to acquire 60% of Turkiye Finans for $1.08 billion. The transaction was completed on March 31, 2008.
     On July 31, 2007, it was announced that National Bank of Kuvwait (“NBK”) signed an agreement with Turkish Bank to acquire 40% of Turkish Bank for $160 million. The transaction was completed on March 11, 2008.
     On September 23, 2008, it was announced that SDIF and Çukurova Group is continuing discussion regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group.
DEBT
     The Central Government’s total domestic debt stock was approximately YTL264.2 billion as of August 2008, compared to approximately YTL258.1 billion as of August 2007.
     In July 2008, the average maturity of Turkey’s domestic borrowing was 31.9 months, compared to 29.6 months in July 2007. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 20.5% in July 2008, compared to 17.6% in July 2007.
     The total gross outstanding external debt of the Republic was approximately $262.9 billion (at then-current exchange rates) at the end of the first quarter of 2008. The total gross outstanding external debt of the Republic was approximately $247.1 billion (at then-current exchange rates) at the end of 2007.
     Since January 1, 2008, the Republic has issued the following external debt:
•	$1 billion of global notes on January 15, 2008, which mature on April 3, 2018, and have a 6.75% annual interest rate;

•	$1 billion of global notes on March 5, 2008, which mature on March 5, 2038, and have a 7.25% annual interest rate;

•	$500 million of global notes on June 24, 2008, which mature on March 15, 2015 and have a 7.25% annual interest rate; and

•	$1.5 billion of global notes on September 11, 2008, which mature on March 11, 2019 and have a 7.0% annual interest rate;
INTERNATIONAL RELATIONS
     As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     On October 17, 2007, the Parliament gave authorization to the government for possible cross-border military operations in northern Iraq for a one-year period. Parliament is expected to consider reviewing this authority as the new legislative year starts in October 1, 2008. On November 2007, the government gave authorization to the Turkish Army for possible cross-border military operations in northern Iraq and the first operation was executed in December 1, 2007. As of February 19, 2008, the Republic had executed six air strike operations. On February 22, 2008, the Turkish army launched a ground operation in northern Iraq which was completed on February 29, 2008. The Republic has cooperated with Iran by sharing information on certain of these military strikes into northern Iraq.
     Regarding the EU accession process, on March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” chapter has not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. Recently, a Position Paper on “Consumer and Health Protection” (Chapter 28) was submitted by the Republic and the position of the EU regarding this chapter is being awaited. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). In total, the Republic has eight chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.
     On February 18, 2008, the European Council Decision on the principles, priorities, and conditions contained in the Accession Partnership with the Republic was published in the Official Journal of the European Union dated February 26, 2008.
     On July 25, 2008, it was announced that Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias will launch comprehensive reunification talks on September 3, 2008. On September 18, 2008, the two Leaders met again and the next meeting is scheduled on October 8, 2008.
     On August 18, 2008, it was announced that the process for the preparation of the Third National Program of Turkey for the Adoption of the EU Acquis Communautaire has been commenced. The National Program is going to outline the proposed Government actions over the next four years which include a number of legislative and regulatory changes, including constitutional amendments, which aims to put the Republic closer to harmonizing its laws with those of the European Union.
DESCRIPTION OF THE REPUBLIC
     Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the West and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).
     Beginning in 1980, the Government embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2007, the service sector, industrial sector and agricultural sector accounted for 6.0%, 5.8% and -6.9%, respectively, of Turkey’s gross domestic product. See “Economy-Services,” “Economy-Industry” and “Economy-Agriculture.”
LOCATION, AREA AND TOPOGRAPHY
     Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.
     Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.

     Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.
POPULATION
     According to estimates of the Turkish Statistical Institute (TURKSTAT) and the State Planning Organization (SPO), population growth averaged approximately 1.33% per annum between 2001 and 2006 and Turkey’s population as of June 2005 was estimated to be 73.0 million.
     Turkey’s population is comparatively young, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to the SIS and the SPO, in 2004, 60.3% of the population lived in urban areas and 39.7% lived in rural areas.
     The largest cities in Turkey are Istanbul, the country’s commercial center, and Ankara, its capital, with populations of 11.6 million and 4.4 million, respectively. Other cities with populations in excess of one million are Adana, Antalya, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Izmir, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun and Sanliurfa.
     In 2007, total employment was 21.189 million, with approximately 26.4% employed in agriculture, 25.6% in industry (including construction) and 48.0% in services. See “Economy-Employment and Wages.” The unemployment rate was 9.9% in 2007.
     According to the State Planning Organization, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 65 years in 1985-1990 to an average of 71.1 years in 2004. The infant mortality rate decreased from 65 per thousand for the period 1985-1990 to 29 per thousand for the period 1998-2003. The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000.
     Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.
GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND
(MAP)
     A popular nationalist movement began in Turkey before the turn of the century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.
     The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.
     Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. The President is elected for a seven-year term by a vote of the Assembly, and the Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.
     The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.

     Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.
     In the general elections that took place on November 3, 2002, AKP received 34.3% of the votes and was able to secure 363 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly. CHP was the only other political party in the new Assembly, having received 19.4% of the votes and 178 seats in the Assembly. Independent candidates (unaffiliated with political parties) gained 9 seats in the Assembly.
     The official results of the November 3, 2002 elections were published in the Official Gazette on November 10, 2002. President Sezer appointed Mr. Abdullah Gül from AKP as the new Prime Minister on November 16, 2002. Prime Minister Gül’s cabinet was approved by President Sezer on November 18, 2002. The number of ministries comprising the cabinet was reduced from 35 to 25. Mr. Ali Babacan was appointed as the Minister in charge of the Undersecretariat of Treasury. Mr. Abdullatif Sener was appointed as the Deputy Prime Minister in charge of the Privatization Administration and the State Planning Organization. Mr. Kemal Unakitan was appointed as the Finance Minister. The list of the new council of ministers was published in the Official Gazette on November 19, 2002 and the new Government’s program was approved by the Assembly on November 28, 2002.
     In December 2002, parliamentary elections in the province of Siirt were invalidated due to alleged election irregularities. The High Electoral Board reset the election date for the general elections to March 9, 2003. In February 2003, Mr. Recep Tayyip Erdogan, the leader of AKP announced his intention to run for the Siirt parliamentary post. In the election on March 9, 2003, Mr. Erdogan won the election for the Siirt parliamentary post and was later appointed by President Sezer as the Prime Minister of Turkey. On March 23, 2003, Prime Minister Erdogan formed the 59th Government of Turkey, which received a vote of confidence from the Assembly.
     On February 15, 2005, the Minister of Culture and Tourism, Mr. Erkan Mumcu resigned from both the Cabinet and the ruling AKP. On April 2, 2005, Mr. Mumcu was elected as the leader of the ANAP. On June 2, 2005, three ministers of the Cabinet (the Minister of Agriculture, the Minister of Public Works and the Minister Responsible for the Status of Women) resigned from the Cabinet. Their respective replacements were appointed on the same day.
     The most recent local elections for municipalities were held on March 28, 2004 and the next local elections for municipalities are expected to be held in 2009. AKP received 41.7% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 57 out of 81 cities. CHP received 18.2% of the votes cast for the seats in city councils and won mayoral positions in 9 cities. The Nationalist Action Party (MHP) and the True Path Party (DYP) received 10.5% and 10.0% of the votes, respectively.
     On October 12, 2006, The Assembly approved a new law (Law No. 5550) which set the next general election date as November 4, 2007. On July 22, 2007, an early general election was held in the Republic. The official results of the July 22, 2007 elections were published in the Official Gazette on July 30, 2007 (No. 26598). According to the official results AKP received 46.56% of the votes and was able to secure 341 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly.
     On August 6, 2007, President Sezer gave Prime Minister Recep Tayyip Erdogan a mandate to form the cabinet following AKP winning a majority of the Assembly seats in the general elections. On August 9, 2007, AKP’s candidate, Koksal Toptan was elected as the new speaker of the Parliament.
     On August 28, 2007, Abdullah Gul was elected the 11th president of the Republic. On August 29, 2007, President Abdullah Gul approved the list of new cabinet members submitted by Prime Minister Recep Tayyip Erdogan. On August 30, 2007, Prime Minister Recep Tayyip Erdogan announced the new cabinet.
INTERNATIONAL ORGANIZATIONS
     Since its establishment in 1923, the Republic of Turkey has closely aligned itself with the West. It is a founding member of the United Nations (“UN”), has been a member of NATO since 1952, and is in the process of accession negotiations with the EU. Turkey’s principal foreign policy perspective has always been based on the promotion of international cooperation and stability. To this end, along with the unique geopolitical and cross-cultural features that it has inherited from the past, Turkey has actively sought opportunities to initiate and take place in regional and international processes aimed at increasing the level of cooperation and coordination in the international arena.

     The multi-dimensional character of Turkish foreign policy finds expression in and is best reflected by Turkey’s membership in a wide range of leading international and regional organizations. Apart from being a founding member of the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (“OSCE”), Turkey is also a member of the Organization for Economic Cooperation and Development (OECD), the World Trade Organization (WTO), the Organization of the Islamic Conference (OIC), Islamic Development Bank, the Black Sea Economic Cooperation Organization (BSEC), the Economic Cooperation Organization (ECO), the Developing 8 (D-8) and the Conference on Interaction and Confidence Building Measures in Asia (CICA). Turkey also participates in the Euromed/Barcelona Process. Furthermore, Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (“MIGA”), the Bank for International Settlements (“BIS”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.
EUROPEAN UNION
     In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC further decided to defer accession negotiations due to changes in the EU and Turkey’s economic situation at the time.
     In 1995, Turkey and the EU concluded a Customs Union, pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from specific third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.4% in 2004) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU and has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU.
     To adapt itself to the EU’s commercial policy and preferential trade arrangements with specific third countries, Turkey has signed Free Trade Agreements (FTAs) with all of the Central and Eastern European Countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland), Israel, The Palestinian National Authority, Tunisia, Morocco, Bosnia-Herzegovina, Croatia, Macedonia, Egypt, Syria, Albania, Georgia and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). The agreements with Albania and Georgia are pending ratification. With the growth of the EU in May 2004 and January 2007, Turkey’s free trade agreements with acceding countries have been terminated.
     FTA negotiations are underway with Lebanon, Jordan, Montenegro and the Gulf Cooperation Council. In addition negotiations are expected to commence with Mexico, Chile, South Africa, the Mercado Comun del Sur (Argentina, Brazil, Paraguay and Uruguay, collectively MERCOSUR), Ukraine, South Korea and ASEAN countries (Thailand, Indonesia, Malaysia, Singapore, Philippines, Brunei Darussalam, Cambodia, Laos, Myanmar, Vietnam).
     With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At the European Council held in Helsinki, in December 1999, the EU granted candidate status to Turkey. The recognition of Turkey as a candidate country ushered in a new era in Turkey-EU relations. The EU Commission prepared an Accession Partnership for Turkey, which was issued on November 8, 2000, and was formally approved by the Council on February 26, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”) on March 19, 2001. The Accession Partnership has since been revised twice on May 19, 2003 and January 23, 2006. Both the Accession Partnership and the NPAA are revised on a regular basis to take account of the progress that has been made and to allow for new priorities to be set.

     In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey, the Copenhagen European Council, held in 2002, decided to strengthen the accession strategy for Turkey and significantly increase the EU’s pre-accession financial assistance to Turkey. Beginning in 2007, financial assistance to Turkey began to be financed under the budget heading of “Instrument for Pre-Accession-IPA”.
     In 2002, as a candidate country, Turkey started to receive financial assistance under the budget heading of “pre-accession financial assistance to Turkey” and the total amount of the assistance between 2002-2006 was approximately €1.3 billion. Starting in 2007, Turkey, along with other candidate and potential candidate countries, was the beneficiary of pre-accession assistance from the IPA. The annual allocation for the first four years are €497, €538, €568 and €653 million for the years 2007, 2008, 2009 and 2010. The allocation for the years 2011-2013 will be decided at a later stage.
     Turkey has undergone a period of major reforms and transformation since 1999. Between February 2002 and July 2004, eight harmonization packages were enacted. The Constitution of Turkey has been amended twice, revising nearly 1/3 of the articles of the Constitution. The amendments cover a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The Constitutional amendments have been followed by legislative and administrative measures to ensure the proper implementation of these amendments. The Constitutional amendments were fortified by the adoption of laws that are fundamentally important for the protection of human rights. These laws include the new Civil Code, the new Penal Code, the new Law on Associations and the new Code of Criminal Procedure. These reforms aim at strengthening democracy, promoting respect for human rights and fundamental freedoms, and consolidating the rule of law and the independence of the judiciary. Furthermore, reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed so as to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.
     Within the framework of the reform process, the Ninth Harmonization Package was introduced on April 12, 2006. The harmonization package contained pieces of legislation, in the fields of transparency, ethics and civil-military relations, as well as international conventions on human rights and fundamental freedoms. The draft laws within the Ninth Reform Package were the Law on Ombudsman, the Law on Court of Audit, the Law amending the Law on Private Education Institutions, the Law on Foundations, the Law on Ombudsman and the Law on Settlement. The international conventions to be adopted in the context of the package were namely: the UN Convention on Fight Against Corruption; Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention; and the Revised European Social Charter and the Protocol amending the European Social Charter. A majority of the issues contained in the Package have already been realized.
     The following laws have been adopted and put into force within the framework of the package: amendments to the Law on Private Education Institutions; Law on Settlement and amendments to the Law on Establishment and Legal Procedures of Military Courts. Turkey has also been party to the UN Convention on Fight Against Corruption; Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention; the Revised European Social Charter; and the Protocol amending the European Social Charter.
     In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have already begun to yield tangible results.
     A Reform Monitoring Group (“RMG”) was established in September 2003 to ensure effective implementation of the reforms. The RMG is co-chaired by the Minister of Foreign Affairs and the Chief Negotiator, Mr. Ali Babacan, and convenes with the participation of the Ministers of Justice and Interior. In addition, a process of legislative scrutiny has also been conducted to assess progress in Turkey’s alignment with the EU Acquis. Eight sub-committees which were formed according to the Acquis chapters periodically convene to review the developments that Turkey has achieved in related areas. To date, the eight sub-committees have completed six rounds of meetings.
     On December 1, 2004, Turkey announced its Pre-Accession Economic Program for the 2005-2007 period. The goals of the program were, among other things, to sustain Turkey’s current growth performance, maintain Turkey’s single digit inflation and further reduce interest rates, further decrease the ratio of net public debt to GNP and bring the budget into balance by the end of the program.
     The Parliamentary Assembly of the Council of Europe removed Turkey from its monitoring list on June 22, 2004. Turkey’s level of progress towards alignment with the Accession Partnership in the context of the National Program has been welcomed by the EU. On October 6, 2004, the European Commission, the EU’s executive arm, published a progress report on Turkey’s eligibility to begin EU accession negotiations. The report concluded that Turkey had sufficiently fulfilled the Copenhagen political criteria and recommended that accession negotiations be opened, provided that certain conditions, including the enactment of key legislation, were satisfied. Consequently, on December 17, 2004, the European Council announced its decision to start accession negotiations with Turkey on October 3, 2005.
     In December 2004, following the European Union’s decision to start accession negotiations with Turkey, on October 3, 2005, the Turkish Government confirmed that it was ready to sign the Protocol on the adaptation of the 1963 Ankara Agreement extending it to all the members of the Union prior to the actual start of accession negotiations. However, Turkey also placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot Administration by Turkey. The Protocol was signed on July 29, 2005, on which occasion Turkey also issued a declaration to the effect that the signature of the Protocol would not in any form constitute recognition of the “Republic of Cyprus” referred to in the said Protocol. Accordingly, Turkey stated that, pending a comprehensive settlement, its position on Cyprus would remain unchanged and expressed readiness to establish relations with the new partnership State which would emerge following a comprehensive settlement in Cyprus.
     The Commission’s framework for accession negotiations, setting out the method and the guiding principles of the negotiations, in line with the December 2004 European Council conclusions was adopted by the EU Council of Ministers on October 3, 2005. The Turkey-EU Intergovernmental Conference met for the first time on October 3, 2005, whereby the accession process was officially initiated. On October 20, 2005, the analytical examination of the Acquis (screening process) was launched. This stage forms the first phase of accession negotiations, where candidate countries are familiarized with the Acquis. Turkey finished the screening exercise on October 13, 2006 on all 33 negotiation chapters subject to screening.
     On June 12, 2006, negotiations on chapter 25 “Science and Research” were opened and provisionally closed by the Turkey-EU Intergovernmental Conference. Chapter 20 “Enterprise and Industrial Policy” was opened on March 29, 2007. Chapter 18 “Statistics” and Chapter 32 “Financial Control” were opened on June 26, 2007. Two additional chapters were opened on December 19, 2007, namely Chapter 21 “Trans-European Networks” and Chapter 28 “Protection of Consumer and Health”.
     On December 11, 2006, the EU General Affairs and External Relations Council (“GAERC”), in line with the Commission’s recommendation, decided that negotiations would not be opened on eight chapters before Turkey fulfilled its commitments related to the Additional Protocol.
     “Turkey’s Programme for Alignment with the EU Acquis 2007-2013”, which is planned as an annual road map for Turkey’s reform process for the next 7 years, was announced on April 17, 2007. The programme contains a list of and the timetable for all the primary and secondary legislation Turkey needs to adopt to align itself with the EU Acquis. On September 17, 2007, it was decided to further prioritize the programme’s timeframe into quarterly segments.
     The European Commission issued the 2007 Progress Report on Turkey on November 6, 2007. Among its conclusions, the Progress Report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning freedom of expression, women’s rights, trade union rights, fight against corruption and civilian control of the military. The Progress Report also points out that there is a need for the Republic to make more progress to develop the economic and social conditions of the East and Southeast regions of the country. On the Cyprus issue, the Progress Report notes that despite the continued support of the Republic for UN efforts to find a comprehensive settlement of the Cyprus problem, the Republic needs to fully implement the Additional Protocol to the Ankara Agreement and to make progress to normalize bilateral relations with the Greek Cypriot Administration. With regards to the Republic’s economy, the Progress Report concludes that the Republic can be regarded as a functioning market economy and has improved its ability to take on the obligations of membership. In this regard, the Republic has made progress in most areas, and alignment has advanced in certain areas. However, alignment needs to be pursued in certain other areas such as free movement of services, state aid and agriculture. As regards financial assistance, in 2007, the EU made available some €500 million through the Instrument for Pre-accession Assistance for the Republic’s use. The report noted that the parliamentary elections held in July 2007 were free and fair, and the new government presented an EU-oriented reform agenda.
     The European Commission also issued the “Enlargement Strategy and Main Challenges 2007-2008” at the same time as the 2007 Progress report and stated that “Turkey’s continued commitment to reforms holds major strategic importance for the EU’s own security and stability. Turkey is a unique interface between the West and the Muslim world. This has been brought out clearly by the Alliance of Civilisations initiative to foster dialogue under UN auspices. Turkey’s accession to the EU, based on profound democratic transformation is followed with interest in the Middle East and the wider Muslim world.”
     The Enlargement Strategy also stated the following: “It is essential that the European Union honors its commitments and keeps the negotiation process on track and that chapters are opened as soon as the technical conditions are met, in line with the Negotiating Framework of 2005 and the Council Decision of December 11, 2006.”
FOREIGN RELATIONS
     Turkey, as a country located between the Balkans, the Caucasus and the Middle East at the convergence of Europe, Africa and Asia, has played and continues to play a key role in the peaceful resolution of conflicts in the region.
     The Balkans as a region has played a significant role in European and world history. This strategically sensitive region is Turkey’s gateway to continental Europe. Due to important historical and cultural ties that exist between the peoples of Turkey and the Balkan countries, Turkey regards itself as an integral part of the region.
     Turkey has consistently advocated for peace and stability in the region’s integration with the Euro-Atlantic structures.
     Peace, stability and cooperation in the neighboring Caucasus are vitally important for Turkey. Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive cooperation between all states of the region.
     Turkey therefore makes every effort to contribute to the resolution of existing problems in the region and the overall reduction of tension in the area, as well as promoting closer interaction and integration of the countries of the region with the larger world, and particularly the Euro-Atlantic community. This region is also of strategic importance for stability and prosperity in the wider context of Eurasia due to its energy sources and pipeline corridors.
     Turkey is geographically located in close proximity to 70% of the world’s proven energy reserves, in particular those in the Middle East and the Caspian basin. Thus it forms a natural energy bridge between the source countries and consumer markets and stands as a key country in ensuring energy security through diversification of supply sources and routes, considerations that have gained increased significance in the world today.
     The first leg of the East-West Energy Corridor, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline (BTC Pipeline) became operational in June 2006 and was officially inaugurated on July 13, 2006. The BTC Pipeline is not only safely transporting Caspian oil to Western markets, but also contributing to the safety of navigation, conservation of the environment and the security of the 12.5 million inhabitants of Istanbul, by placing less of a burden on the Turkish Straits, currently highly congested due to the heavy volume of oil tanker and hazardous cargo passage.
     The other component of the East-West Energy Corridor is the Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline, which became operational in July 2007. It is also considered the first leg of the Trans-Caspian Natural Gas Project which will tap into the world’s 4th largest natural gas reserves located in Turkmenistan and those in Kazakhstan.
     Further efforts are also underway to construct the Nabucco Pipeline Project which envisages the transportation of natural gas via Turkey through Bulgaria, Romania and Hungary to Austria.
     Other projects on the drawing board include the Samsun-Ceyhan By-Pass Oil Pipeline Project on the North-South axis. The ground breaking ceremony of this Turkish-Italian joint venture which will link the Black Sea to the Mediterranean was held in Ceyhan. The project is expected to be completed in two years and will provide an economically viable and environmentally sustainable route to transport the 60 million tons of Kazakh and Russian oil expected to reach the Black Sea by 2010 to world markets via the Mediterranean.
     The Arab Natural Gas Pipeline which will carry Egyptian gas through Jordan and Syria to Turkey will contribute to the energy supply security of Turkey and Europe. The pipeline will become fully operational once the Turkish-Syrian gas network connection is completed in 2009.
     Turkey is also interested in the development of Iraqi natural gas reserves which are mostly located in the northern region of Iraq. Iraqi natural gas could easily be connected to the Turkish national grid through a pipeline to be constructed parallel to the Kirkuk-

Ceyhan oil pipeline using the right of way of the latter. To this effect a Memorandum of Understanding was signed on August 7, 2007 with Iraq.
     On November 20, 2007, an Electricity Collaboration Agreement was executed with the Islamic Republic of Iran which contemplates the building of new thermal power plants (one in the Republic and two in Iran), building a hydroelectric power plant in Iran and improving the electricity transmission lines between the Republic and Iran. The task of improving electricity transmission lines is the responsibility of Turkish Electricity Transmission Company and thermal and hydroelectric power plants are planned to be built by both countries’ private sectors jointly. Furthermore, a similar collaboration on natural gas may be executed in the future between the two countries pursuant to a letter of intent signed in Ankara on July 13, 2007. Under this letter of intent, the Republic and Iran agreed on transporting Iranian gas to Europe through the Republic, and transporting Turkmeni gas to Europe through Iran and the Republic.
     Through the completion of the projects cited above and others, it is anticipated that 6% to 7% of the global oil supply will pass through Turkey by 2012.
     Following the start of a process of rapprochement between Turkey and Greece in 1999, a more constructive understanding has begun to define the terms of bilateral relations which were problematic during the past decades. The conclusion of 32 bilateral agreements in various fields such as trade, tourism, environment, culture, energy, transportation and security related matters has contributed towards cooperation on issues of common interest. New communication tracks were established, namely the reciprocal visits of the Foreign Ministers, the working group meetings under the guidance of the Steering Committee, political consultations, talks on Confidence Building Measures (CBM) and 36 rounds of exploratory contacts held to date on the Aegean and have continued on a regular basis.
     The mutual desire to bridge differences through dialogue and promote cooperation in the better interest of both countries has also reflected positively on other dimensions of bilateral relations, such as trade and tourism. While the balance of trade between the two countries stood at $695 million in 1999, today this figure is in the range of $3.2 billion. While Turkey has become Greece’s fifth largest trading partner, total investments of some 300 Greek firms operating in Turkey, with the banking sector taking the lead, has soared to $5.5 billion in recent years. In 1998, 160,000 Greek tourists visited Turkey whereas in 2007 Turkey was the destination of choice for some 450,000 Greek tourists.
     Energy has also proven to be a promising area of cooperation between the two countries. For example, the inauguration of the natural gas interconnector was held on November 18, 2007 at Ipsala on the Turkish-Greek border with the participation of the Prime Ministers of Turkey and Greece. This endeavour is of strategic significance for both countries as well as the continent of Europe as it will provide the latter with an alternate secure energy transit route. The uninterrupted flow of natural gas from the Caspian Basin to the heart of Europe will be ensured with the extension of the present pipeline to Italy by the year 2011. The Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline connections with the Turkey-Greece Interconnector is in fact the very first alternate route to provide Europe with natural gas from the Caspian Basin.
     Turkey hopes that the improvement in bilateral relations will continue in the period ahead, allowing for the settlement of all issues, and resulting in a climate of habitual cooperation beneficial to the two countries as well as peace, stability and security in the region as a whole.
     As for the Cyprus issue, Turkey supports the UN Secretary General’s good offices mission, with a view to finding a lasting and comprehensive settlement of the Cyprus problem, based on the long established UN parameters such as bi-zonality, political equality, equal status of the two constituent states and a settlement which will bring about a new partnership state.
     Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership. The previous partnership state between the Turkish and Greek Cypriots was set up in 1960 according to international agreements signed by the Turkish Cypriot and Greek Cypriot leaders and the Turkish, Greek and British governments. This partnership lasted only three years and a long and bitter period of ethnic confrontation ensued. This escalation peaked in a coup instigated by the then rulers of Greece in 1974 followed by the creation of the Turkish Republic of Northern Cyprus (“TRNC”) which was promulgated in 1983.
     Cyprus came to the forefront of the international community’s agenda in 2004 with the diplomatic initiative undertaken by Turkey and the Turkish Cypriot leadership in January for the resumption of negotiations between the parties on the Island in order to reach a comprehensive settlement.
     The political resolve demonstrated by Turkey for a settlement that would have enabled a united partnership state of Cyprus to join the EU on May 1, 2004 led to UN Secretary General Kofi Annan’s invitation issued to the Turkish Cypriot and Greek Cypriot leaders together with the representatives of the Guarantor States of Turkey, Greece and the United Kingdom to meet in New York in February 2004 to resume discussions on the Secretary General’s Comprehensive Settlement Plan. Following the drafting exercise among the relevant parties and the UN, the final revised version of the “Annan Plan” for a comprehensive settlement was presented to the parties on March 31, 2004 by the Secretary General. It was later submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. The Turkish Cypriots overwhelmingly voted in favor of the Annan Plan by casting 65% of their votes for a settlement that would also provide for the accession of a united Island to the EU. However, the Greek Cyprus rejected the solution with a ‘No’ vote of 76%, and Greek Cyprus acceded to the EU on May 1st.
     Turkey has consistently advocated a freely negotiated, comprehensive and viable settlement in Cyprus. It has placed its full support behind the UN Secretary General’s good offices mission and cooperated closely with him in the entire process leading up to the referenda. Turkey, together with the international community, profoundly regretted that the opportunity to solve the long pending issue of Cyprus was lost due to the choice of the Greek Cypriots to reject the solution that would have permitted for the unification of the Island under the banner of a “United Cyprus Republic” with a federal government and two equal constituent states.
     Following the referenda, the Cyprus issue has taken a new turn and a new state of affairs has emerged in the island. The UN Secretary General Kofi Annan issued a report on his mission of good-offices in Cyprus in May 2004. In his report, the Secretary General stressing that “the Turkish Cypriot vote has undone any rationale for pressuring and isolating them”, called on the members of the Security Council to give a strong lead to all States to cooperate both bilaterally and in international bodies to eliminate unnecessary restrictions and barriers that have the effect of isolating the Turkish Cypriots and impeding their development. International organizations such as the Organization of the Islamic Conference praised the Turkish Cypriot people’s affirmative vote and, in the spirit of understanding that the isolation of the Turkish Cypriots should be eliminated, they called for the immediate restoration of their economic, trade and cultural activities internationally. Some developments in that direction, although limited, have taken place.
     Upon the call made by President Talat of the TRNC in February 2006, the UN suggested the establishment of Technical Committees between the parties on the Island. Those Committees, with their technical nature, aim at improving the living conditions of the two peoples. On the occasion of the visit of the UN Under-Secretary General Ibrahim Gambari to the Island in July 2006, TRNC President Talat and Greek Cypriot leader Papadopoulos held a meeting where they agreed to exchange a list of substantial issues and accordingly start Technical Committee meetings. Despite the fact that lists were exchanged, the Greek Cypriot side blocked the work of the Technical Committees and no progress could be achieved in 2007.
     On September 5, 2007, President Talat suggested that comprehensive negotiations should begin after a preparatory period of two months with the goal to attain a comprehensive solution by the end of 2008. Greek Cypriot leader Papadopoulos rejected this offer.
     President Talat and the UN Secretary-General Ban Ki-moon met on October 16, 2007, in New York. Referring to the uncooperative attitude of the Greek Cypriot leadership, President Talat explained to the Secretary-General the approach of the Turkish Cypriot side towards a comprehensive settlement. He also presented a package of proposals on Confidence Building Measures between the two sides. His proposals included the opening of new crossing points and establishing a mechanism for cooperation through the UNFICYP on issues, mainly of a humanitarian nature, that the two sides are concerned with.
     UN Secretary General Ban, in his report to the Security Council on the activities carried out by the UN Peacekeeping Force in Cyprus for the period May-November 2007 (S/2007/699), published on December 3, 2007, encouraged the international community to maintain economic, social and cultural ties with the Turkish Cypriot people, underlining that lifting the restrictions on Turkish Cypriots did contradict Security Council Resolutions.
     Turkey enjoys close economic, political and cultural relations with the countries in the Middle East. Total trade volume between Turkey and Saudi Arabia, Syria and Jordan has been increasing annually, and increased Turkish investment and construction activity by Turkish companies in the region should enable this trend to continue.
     Turkey has actively supported the Middle East Peace Process since its inception and enjoys good relations with all the countries in the region. Turkey’s relations with Israel have gradually expanded to include economic, military, scientific and cultural cooperation. The FTA enacted between Turkey and Israel has helped boost bilateral trade volume to its current level of $2.7 billion. Turkey seeks to further its technological and scientific cooperation with Israel. Turkey also assists the Palestinian people in various forms. In this regard, the total amount of financial and humanitarian aid extended to Palestine between 1995-2007 approached $30 million. Turkey also provided a grant of $1 million to Palestine in 2006 to be utilized for developing small and medium sized enterprises and pledged $150 million to be allocated on the basis of various projects to the Palestinian Authority for the next three years, at the International Donors Conference held for Palestine on December 17, 2007 in Paris. Turkey actively contributes to the search for peace in the Middle East as a facilitator and participates in the Temporary International Presence in Hebron at the request of both Israeli and Palestinian sides. Furthermore, with a view to contributing to efforts aimed at building confidence and a spirit of cooperation in the region, a tripartite business forum called Ankara Forum has been established upon the initiative of the Turkish private sector, with the participation of Israeli and the Palestinian counterparts.
     In recent years relations between Turkey and Syria became increasingly stabilized. Mutual contacts in the recent period at both technical and political level, together with the implementation of a FTA since January 1, 2007, have helped revitalize bilateral cooperation.
     Turkey has a vision for the Middle East which is based on its experience in democratization, the rule of law, economic liberalization, integration and regional cooperation. Turkey places particular emphasis on such key concepts as political and economic participation, democratization, good governance, accountability and gender equality, as well as non proliferation and transparency in military affairs. This vision also offers to share Turkey’s valuable and unique experience of decades long participation and leadership in the Europe-wide processes, as well as sub-regional fora in the Balkans and the Black Sea area. Turkey has long been a strong advocate of positive change in its region and supports the local initiatives of the regional countries in their home-grown labors for reform. Turkey both encourages and assists the ongoing local efforts to this end which offer promise for the improvement of political, social and economic conditions in the region.
     Turkey actively contributes to efforts of the international community to achieve peace in the Middle East. Benefiting from the traditional and excellent relations between both parties, Turkey is favorably disposed to play a constructive role in complementing efforts to this end. Turkey’s diplomatic relations with Israel which date back to 1949 have steadily evolved over the years to the benefit of both countries and overall regional stability. Turkey believes that as peace takes root in this troubled geography, its ties and cooperation with Israel will serve as an example for other countries of the region. For example, Turkey facilitated a meeting in Istanbul on September 1, 2005 between the Foreign Ministers of Israel and Pakistan with the hope of improving diplomatic relations. Turkey will continue to be receptive to the needs of the parties to assist in the peace process and remains at their disposal to assume any role requested to facilitate and promote the process.
     The Annapolis Conference held in November 2007, which Turkey attended, served as a positive and critical turning point in the efforts to resume the process towards a just and lasting peace, Turkey earnestly hopes tangible results will be achieved as anticipated by the end of 2008.
     Turkey’s relations with neighbors such as Syria and Iran continue to develop positively. These countries offer a useful channel in support of various diplomatic efforts and international cooperation. In this regard, Turkey encourages Syria’s full cooperation with the international community in Iraq, Lebanon and the Middle East Peace Process.
     Turkey’s relations with Iran, which are based on the principles of non-interference in internal relations and good-neighborliness, have been developing gradually in recent years. Turkey has also been supporting various efforts, from the outset, to solve the problem of Iran’s nuclear program through diplomatic means. Turkey upholds every nation’s right to develop nuclear energy solely for peaceful purposes and supports a diplomatic solution to this issue while encouraging Iran to comply with the expectations of the international community on this score.
     Relations between Turkey and the United States are based on strong ties of friendship, partnership and alliance. During the Cold War years, the security aspect of the relationship became more pronounced, particularly following the Truman Doctrine and Turkey’s membership in NATO. In the ensuing post-Cold War environment, the strategic relations between Turkey and the US, which remain strong, have gathered both breadth and depth over the years and continue to move forward in the pursuit of common interests upon harmonized approaches and shared values.
     Turkey and the United States have consolidated their relations (defined as a “strategic partnership”) since the visit of US President Clinton in 1999, which involves close cooperation on a wide range of political and economic issues concerning Europe and the Balkans, the Caucasus, Central Asia, Afghanistan and the Middle East. The two countries continue to work together to maintain peace, prevent or contain regional conflicts, curb the proliferation of weapons of mass destruction, combat international terrorism and combat illegal drug trafficking and other organized transnational crime.
     In the aftermath of the terrorist attacks of September 11, 2001, the US and Turkey increased their cooperation in the fight against terrorism.
     As a sign of the importance that both countries attach to bilateral relations, 9 high level visits between both countries occurred in 2007, including the visit of Prime Minister Erdoğan to Washington in November 2007.
     On July 5, 2006 Foreign Minister Gül and Secretary Rice adopted the “Shared Vision and Structured Dialogue to Advance the Turkish-American Strategic Partnership Document” providing an overall strategic vision and a structured framework aimed at enhancing cooperation not only at a bilateral level but on issues in the regional and international agenda as well. In accordance with the objectives set in the “Shared Vision” Document, an “Action Plan” was adopted following the Turkish-American Economic Partnership Commission’s Third Meeting, held in Turkey on February 8-9, 2007.
     The US is among the major trade partners of Turkey. The trade volume between the United States and Turkey exceeded $12 billion in 2007. In the context of a new strategy launched in year 2006 and aimed at fostering trade relations with the US, the Undersecretariat of Foreign Trade identified California, Illinois, Georgia, New York, Florida and Texas as target states.
     Turkey attributes great importance to attracting more US investors. The US ranks in second place for foreign direct investments in Turkey. In 2007 US companies invested around $3.1 billion in the Turkish banking sector and the total amount of US investments in Turkey exceeded $16 billion.
     Turkey seeks to further enhance its partnership and fruitful cooperation with the US to serve better the interests of both countries on all issues of mutual concern, which was the core message of the first official visit of the year paid by President Abdullah Gül to the United States in January 2008. This visit affirmed at the highest level the value of the strategic relations and close collaboration between the two countries that have been further reinforced through a series of high level visits in the recent past.
     While Turkey experienced certain negative economic effects as a result of the situation in Iraq, Turkey continues to support the efforts aimed at bringing peace and stability to Iraq and allowed US troops to use the 10th Tanker Base Command in Incirlik as a logistic hub for Iraq and Afghanistan. The ongoing reconstruction efforts in Iraq and Afghanistan provide great opportunities for Turkish-American joint ventures in the region.
     Prior to the start of Operation Iraqi Freedom in March 2003, Turkey initiated high-level exchanges with a number of neighboring countries (beginning in January 2003) to explore the possibility of a joint effort for peace in Iraq. Turkey’s policy with regard to Iraq remains unchanged following the US-led operation. In order for Iraq to achieve lasting peace, Turkey has advocated the necessity of maintaining its territorial integrity and national unity. Turkey believes Iraqi political system should be more inclusive, and all components of Iraqi society including Sunni Arabs and Turkomans should have the chance to actively participate in the political process. Therefore, permanent contacts have been held with all Iraqi groups regardless of their ethnic and religious origin and all of them have been advised to pursue a non-ethnic and non-sectarian policy through this end. Turkey is also actively committed to the reconstruction efforts in Iraq. Turkey’s aid plans are shaped up progressively according to the requirements on the ground and security developments. Turkey anticipates contributing to the areas of health and education in Iraq’s reconstruction, as well. To date, Turkey has pledged $50 million to Iraq, to be utilized through bilateral projects, and deposited $10 million to the World Bank and UNDG trust funds. Turkey also supports the efforts toward restoration of security and stability in Iraq and the establishment of a representative democratic government in Iraq. Turkey furthermore extended $5.4 million in humanitarian assistance and $2.3 million in technical-vocational assistance to the Iraqi people since the beginning of the US-led operation in Iraq. Turkey’s humanitarian assistance activities continue also through the Turkish Red Crescent Society and various NGOs.
     Turkey, as a neighbor to Iraq, was one of the countries hardest hit by the United Nations sanctions against Iraq during and following 1991 with a calculable loss of over $100 billion. The US-led coalition’s military operation in 2003 against Iraq added extra economic and financial pressure on Turkey. Since the beginning of the military operation in March 2003, the operations of the Kirkuk-Yumurtalık Oil Pipeline have not fully resumed. Turkey is presently trying to restore strong commercial ties with Iraq.
     Turkey regards political reconciliation as the key for Iraq to emerge as a secure and stable country and believes that the efforts of the Iraqi Government and people to stabilize their country through political dialogue should be supported. The current relative calm in the country has created a rare window of opportunity for these efforts to move forward.

     Turkey maintains a privileged network of communications with all of the political groups and community leaders in Iraq without discrimination. Using this network it seeks to facilitate political reconciliation among the various Iraqi groups. Turkey has, in the past, played a widely acknowledged role in bringing the Sunni Arab community back on board to the political transition process.
     The final status of Kirkuk is a major concern for Turkey. A hurried referendum might have triggered ethnic clashes in Kirkuk. Therefore, Turkey welcomes the postponement of the Kirkuk referendum. By postponing the referendum, the Arab, Kurdish, Turkoman and Christian groups in Kirkuk have gained critical time and political ground to negotiate a consensus solution which might preferably be based on a special status for the province. Participation of all parties in this debate is the healthiest way to find a sustainable solution.
     Turkey has traditional ties of close friendship with Afghanistan which date back to several centuries. In this context, Turkey attaches utmost importance to the sovereignty, independence, territorial integrity and national unity of Afghanistan.
     Turkey participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed the command of ISAF-II (June 2002-February 2003) and ISAF-VII (February-August 2003). Turkey continues its active participation in ISAF by assuming the joint leadership of the Regional Command in Kabul together with France and Italy. Turkey took over its command on April 6, 2007 for eight months. Thus, Turkey’s military presence in Afghanistan has increased to about 1,200. Turkey’s contributions to the training and equipping of the Afghan National Army and the Police Force also continue. The value of Turkish military aid and donations to Afghanistan between 2001-2007 have reached almost $100 million.
     Turkey’s development assistance project package to Afghanistan is the most comprehensive sustainable development aid package in the history of the Republic that is intended for a single country. Turkey continues to do its utmost to contribute to the reconstruction efforts in Afghanistan on a bilateral and multilateral basis, especially in the fields of health, education and agriculture.
     In the London Conference of 2006, Turkey pledged $100 million for the reconstruction of Afghanistan. More than half of this amount has already been delivered through the projects completed by the end of 2007. After the completion of the ongoing projects which have started so far, the value of Turkey’s reconstruction aid to Afghanistan will well exceed the pledged $100 million.
     Turkey built, equipped and operates health centers in Afghanistan to provide free medical treatment to about 900 patients a day. The number of Afghans who have received medical treatment in these health centers has exceeded 750,000. Turkey has also built and equipped 27 schools in various parts of Afghanistan which provide proper education to almost 38,000 Afghan students. The number of deep and semi-deep water wells opened by Turkey in Afghanistan has reached 100 as of the end of 2007. Moreover, construction of a hospital, a comprehensive health clinic and 16 schools across the country continues.
     As a further step in Turkey’s commitment to the reconstruction of Afghanistan, Turkey established a Provincial Reconstruction Team (PRT) in the province of Wardak in November 2006. Turkish PRT in Wardak has built several schools, health centers and cold storage facilities in various districts so far. It also carries out training programs for the Afghan National and Auxiliary Police Forces. Turkey also built a Police Training Center.
     Consistent with its view towards enhancing and diversifying its relations and cooperation on a global scale, Turkey is exploring ways to improve bilateral economic, cultural and political relations with Asian countries, particularly with China, India, Japan, South Korea and Australia.
     On the basis of an “African Outreach Program”, Turkey has been intensifying its economic relations with African countries through new agreements, participation in African development projects and financial cooperation. In this spirit, Turkey became an observer country to the African Union in 2005. Turkey, under various cooperation schemes, is trying to share its experience in the fields of agriculture, health and environment from which African countries would benefit. The total trade volume between Turkey and African countries amounted to nearly $13 billion in 2007, almost half of which is with Sub-Saharan African countries. The total amount of direct investments by more than 350 Turkish companies in Africa has reached $400 million. Turkish construction firms have undertaken nearly $22.3 billion worth of projects, most of which are in various North African countries. Turkish Eximbank, under certain conditions, supports these projects with a special credit program directed towards Africa. Turkish Airlines is flying to Khartoum, Addis Ababa and Dakar which is encouraging for the further development of economic and commercial relations between Turkey and African countries. TIKA (the Turkish International Cooperation Agency), the leading governmental agency in carrying out humanitarian and development aids abroad have opened offices in Addis Ababa, Khartoum, and recently in Dakar. Turkey’s technical preparations for the non-regional membership of Turkey to the African Development Bank (ADB) are under way. Turkey is working closely with the Organization of the Islamic Conference (OIC) and the Islamic Development Bank (IDB) with a view to diversifying international support for Africa. Both the OIC and the IDB have given full support to this strategy. Turkey signed a memorandum of understanding with the IDB in May 2006 to devise and implement various social and economic projects in Africa and to support the financing of such projects to be undertaken by Turkish investors. Turkey organized an event which was a high level gathering on August 18-21, 2008, to which Heads of State or Ministers of Foreign Affairs from Africa participated, to crown a long term Turkish action plan for Africa. Turkey also intends to work closely with intra-continental organizations such as the New Partnership for Africa’s Development.
     Since the late 1990’s, Turkey has been implementing an action plan for Latin America in order to foster closer relations with the Latin American and Caribbean states. In the preparation of this plan, special emphasis has been placed to develop economic and trade relations as well as to enhance political dialogue and diversify cultural and consular relations with the countries in the region.
     The action plan, which has been implemented in close collaboration with the relevant public authorities and private organizations since then is regularly revised and updated in accordance with the changes in circumstances as well as achievements in this regard.
     In implementing this plan, Turkey has concluded several bilateral agreements with the countries of the region in preparation for the legal framework of its relations in various fields and managed to enhance political, economic and cultural ties as well as defense cooperation with them. Turkey’s economic and trade relations with the countries of this region also displayed a remarkable increase and overall trade volume exceeded $4 billion in 2007.
     In line with the action plan to foster bilateral relations with the countries in this hemisphere, Turkey has also obtained permanent nation status at the Organization of American States as well as the Association of Caribbean States, two outstanding political and economic bodies in the region and signed framework cooperation agreements with these organizations with a view to identifying concrete cooperation areas in the future. Since then, Turkey has been participating in the Annual General Assemblies of these two organizations and contributes financially to their activities, especially in the fight against terrorism and the establishment of disaster relief operations as well as cultural programs.
     Turkey is also in the process of establishing an organic relationship with CARICOM — The Caribbean Community.
ECONOMY
BACKGROUND
     After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution towards a greater reliance on market forces and trade liberalization became apparent. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European Community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade despite the existence of an unfavorable international environment.
     Turkey’s real GDP annual growth rate averaged approximately 4.1% during the period from 1999 to 2007. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s external debt levels rose in absolute terms from $79.4 billion in 1996 to approximately $206.5 billion in 2006. See “Debt-External Debt and Debt Management”.
     In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and in trade with the Republic consisting of the Commonwealth of Independent States (“CIS”) (Azerbaijan, Armenia, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and Ukraine). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.

     At the end of December 2005, a bird flu outbreak began in the eastern portion of Turkey and rapidly spread westward, affecting more than one-third of Turkey’s 81 provinces. The Government has taken necessary actions, including the culling of poultry kept at small farms and by villagers, in an attempt to contain the outbreak and prevent the spread of the bird flu virus from suspected areas. The culling has not been extended to commercial poultry farms since there have been no cases of bird flu among poultry at such farms. The Government has launched an educational campaign urging people to avoid contact with domestic or wild birds and established a Bird Flu Coordination Centre, co-headed by the undersecretaries of the health and agriculture ministries, as part of Turkey’s efforts to deal with the outbreak. Turkey expects that these efforts will help reduce the number of new human cases of bird flu.
GROSS NATIONAL PRODUCT
     Economic growth was robust in 2003 as the GDP growth rate was 5.3%, which exceeded the target. Economic growth was driven by exports, improved consumer and business confidence and reduced interest rates. As a result of severe weather conditions and drought, agricultural value added declined by 2.0% in 2003. Value added in the industry and service sectors increased by 7.8% and 5.7%, respectively, in 2003. Export growth fueled confidence and induced private consumption and investment. Reductions in government consumption and investment and the net negative contribution of foreign trade as a result of growing imports did not hinder the economic recovery. In 2003, private consumption and private fixed investment increased by 10.2% and 23.7%, respectively.
     In 2004, GDP increased by 9.4%, surpassing the program target level. GDP growth was spurred by increases in private sector fixed investments and consumption expenditures, respectively caused by a 48.2% increase in machinery equipment investment and rises in durable and semi-durable goods from delayed demand. Due to high domestic demand for imported goods and services, growth was negative in net exports of goods and services. Also, due to a tight fiscal policy in 2004, public investments contributed positively to GDP growth.
     In 2005, GDP increased by 8.4% which was above the program target level of 5%. Private sector fixed investments and consumption expenditures played an important role in this GDP growth, particularly the 21.4% increase in machinery equipment investment and 7.6% increase in building construction. Similar to 2004, due to high domestic demand for imported goods and services, the contribution of net exports of goods and services was negative.
     In 2006, GDP increased by 6.9% which exceeded the program target level of 5%. Private sector fixed investments and exports of goods and services played an important role in this GDP growth, particularly the 12.2% increase in machinery equipment investment and 20.3% increase in building construction.
     In the first 9 months of 2007, GNP increased by 4.0% in real terms compared to the same period of 2006.
     On March 8, 2008 the TURKSTAT announced a revision to the national accounts. Following this revision, GNP figures will no longer be published as of the third quarter of 2007.
     The following table presents the components of real GNP and related figures for the years indicated:
Table No. 1
Gross National Product
(in thousands of YTL unless otherwise indicated)

	2003	2004	2005	2006(1)

At constant 1998 prices[5]
GNP	55,251	60,698	65,338	69,258
Foreign balance	675	2,692	3,495	4,447

Total domestic demand	55,926	63,390	68,833	73,705

[5]	The price set for 1998 used in calculation of GNP figures was developed by the SPO and is used in the national program. The price set for GDP figures is not available.

	2003	2004	2005		2006(1)
Allocation of Domestic Demand
Fixed Investment
Public	2,949	2,816	3,866		3,914
Private	6,514	9,429	11,519		13,137

Total fixed investment	9,463	12,245	15,385		17,051
Consumption
Public	6,415	6,529	6,721		7,391
Private	36,329	40,302	43,975		47,331

Total consumption	42,744	46,831	50,696		54,722

GNP (at current prices)	356,680,888	428,932,343	486,401,032		575,783,962
Turkish Lira/U.S. dollar (annual average)	1,495,307	1,422,511	1.3408	(2)	1.4311
GNP (at current prices, millions of dollars)	238,534	301,532	362,769		402,337
Population (mid-year, in thousands)	70,231	71,152	72,065		72,974
Per capita GNP (at current prices, in dollars)	3,390	4,227	5,034		5,513

(1)	Estimate.

(2)	YTL. Since 2005, a new Turkish lira has been used. 1YTL=1 million TL
Source: SPO
GROSS DOMESTIC PRODUCT
     In 2007, GDP increased by 4.6%, compared with an increase of 6.9% in 2006. The industrial sector, which includes mining, manufacturing and energy, accounted for 19.6% of GDP in 2007, compared with 20.1% in 2006. In 2007, the agricultural sector’s share of GDP was 7.7%, compared with 8.3% in 2006, and the services sector was 72.7% of GDP in 2007, compared with 71.6% in 2006. GDP was YTL853.6 billion (approximately $657 billion) in 2007 at 2007 prices.
Table No. 2
Gross Domestic Product

			GDP at Current
	GDP at Current	Percentage change	prices	Percentage change	GDP at Constant	Percentage change
	prices	from prior year	(in millions of	from prior year	prices	from prior year
Years	(in millions of YTL)	(%)	US$)	(%)	(in millions of YTL)	(%)

2003	454,781	29.8	304,901	32.3	76,338	5.3
2004	559,033	22.9	390,387	28.0	83,486	9.4
2005	648,932	16.1	481,497	23.3	90,500	8.4
2006	758,391	16.9	526,429	9.3	96,738	6.9
2007	853,636	12.6	658,86	25.1	101,208	4.6

Source:	TURKSTAT

     The following table presents changes in the composition of GDP at current prices for the periods indicated:
Table No. 3
Composition of GDP by Sector
(at current prices)

	2003	2004	2005	2006	2007
	(percentage of total)
Agriculture	9.9	9.5	9.4	8.3	7.5
Industry	20.9	20.3	20.3	20.1	19.8
Mining	1.0	1.1	1.2	1.2	1.2
Manufacturing	17.7	17.4	17.3	17.2	16.6
Energy	2.2	1.9	1.8	1.8	1.9
Services	69.2	70.2	70.4	71.6	72.7
Construction	4.0	4.4	4.4	4.7	4.8
Trade	14.4	14.9	14.6	14.8	12.1
Transportation and communications	13.8	13.6	13.7	13.7	13.7
GDP Total	100.0	100.0	100.0	100.0	100.0

Source:	TURKSTAT.
     The following table presents real growth in output for GDP for the periods indicated:
Table No. 4
GDP Growth by Sector
(at 1998 prices)

	2003	2004	2005	2006	2007
	(by percentage)
Agriculture	(2.0)	2.8	7.2	1.4	(6.9)
Industry	7.8	11.3	8.6	8.3	5.8
Mining	(2.2)	3.4	9.0	5.2	8.1
Manufacturing	8.4	11.9	8.2	8.4	5.6
Energy	4.9	7.1	14.1	8.6	6.8
Services	5.7	9.8	8.5	7.2	6.0
Construction	7.8	14.1	9.3	18.5	5.7
Trade	8.3	12.7	8.2	5.8	5.3
Transportation and communications	8.9	10.7	11.7	6.8	6.9
GDP Total	5.3	9.4	8.4	6.9	4.6

Source:	TURKSTAT.
PRINCIPAL INDUSTRIES
     Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.
     In 2003, the industrial sector value added increased by 7.8%. In the same year, value added increased by 8.4% in the manufacturing industry, resulting mainly from the 13.3% increase in production in private sector manufacturing. In 2003, the industrial sector accounted for 20.9% of GDP and 18.2% of total civilian employment.
     In 2004, total industrial production and manufacturing industry production increased by 9.8% and 10.4%, respectively, compared to the same period in 2003. The capacity utilization rate for Turkey’s private manufacturing sector rose to 79.9% and the industrial sector value added increased by 11.3%. In the same year, value added increased by 11.9% in the manufacturing industry, resulting mainly from the 12.8% increase in production in the private manufacturing sector. The industrial sector accounted for 20.3% of GDP and 18.4% of total civilian employment in 2004.
     The industrial sector value added increased by 8.6% in 2005. Total industrial production increased by 5.4% and the private sector capacity utilization ratio was approximately 78.9%. In the same year, value added increased by 8.2% in the manufacturing industry, resulting mainly from the 5.3% increase in production in the private manufacturing sector. The industrial sector accounted for 20.3% of GDP and 19.4% of total civilian employment (excluding construction) in 2005.
     The industrial sector value added increased by 8.3% in 2006. Total industrial production increased by 5.8% and the private sector capacity utilization ratio was approximately 79.6%. In the same year, value added increased by 8.4% in the manufacturing industry, resulting mainly from the 5.5% increase in production in the private manufacturing sector.
     The industrial sector value added increased by 5.5% in 2007. Total industrial production increased by 5.4% and the private sector capacity utilization ratio was approximately 80.8%. In the same year, value added increased by 5.6% in the manufacturing industry.
     The following table presents industrial output for selected products for the periods indicated:

Table No. 5
Industrial Output

	Years					% Change
	2003	2004	2005	2006	2007	2004/03	2005/04	2006/05	2007/06
	(in thousands of metric tons, unless otherwise indicated)
Mining
Hard Coal(1)	2,998	2,843	3,050	3,071	3,233	(5.2)	7.3	0.7	5.3
Lignite(1)	42,938	39,223	55,626	61,006	70,618	(8.7)	41.8	9.7	15.8
Crude Oil	2,375	2,276	2,281	2,175	2,134	(4.2)	0.2	(4.6)	(1.9)
Manufacturing
Filtered Cigarette (tons)	111,859	106,738	104,106	128,278	119.579	(4.6)	(2.5)	23.2	(8.2)
Sulfuric Acid	546	283	165	174	185	(48.2)	(41.7)	5.6	6.4
Polyethylene (tons)	191,034	191,683	273,588	384,565	393.890	0.3	42.7	40.6	2.4
PVC+PCC Comp (tons)	139,974	156,584	133,266	135,097	155,014	11.9	(14.9)	1.4	14.7
LPG (Liquified Petroleum Gas)	774	775	767	787	758	0.2	(1.0)	4.4	(3.7)
Naphtha	1,378	1,638	1467	1,528	991	18.9	(10.4)	4.1	(35.1)
Gasoline	3,621	3,575	3,734	3,761	3,805	(1.3)	4.4	0.7	1.2
Gas Oil	8,086	7,673	7,549	7,617	7,339	(5.1)	(1.6)	0.9	(3.7)
Fuel-Oil	6,888	6,979	6,389	6,192	6,024	1.3	(8.5)	(3.1)	(2.7)
Bottles & Glass Articles	1,315	1,229	1,058	—	—	(6.6)	(13.9)	—	—
Crude Iron	5,694	5,836	—	—	—	2.5	—	—	—
Steel Ingot	17,644	19,859	0	—	—	12.6	—	—	—
Blistered Copper (tons)	14,425	11,860	0	—	—	(17.8)	—	—	—
Alumina (tons)	162,174	169,991	112,558	140,089	163,435	4.8	(33.8)	24.5	16.7
Cement	35,077	38,019	41,669	47,935	49,629	8.4	9.6	15.0	3.4
Tractor (No.)	29,288	38,240	38,155	39,668	34,722	30.6	(0.2)	11.4	(12.5)
Automobile (No.)	425,409	617,771	635,137	755,743	801,206	45.2	2.8	19.0	6.0
Truck (No.)	18,707	31,125	39,324	47,911	45,234	66.4	26.3	21.8	(5.6)
Bus and Minibus (No.)	43,458	64,006	64,230	52,347	50,056	47.3	0.3	(18.5)	(4.4)
Energy
Electrical Energy (Millions of Kwh)	140,129	149,881	161,741	171,405	172,546	7.0	7.9	8.4	1.1
Value Added in Industry (At 1998 Prices) (Billions of TL)	19,588	21,803	23,680	25,650	27,069	11.3	8.6	8.3	5.5

(1)	Pithead production.

Sources:	TURKSTAT, SPO.
ENERGY
     Geographically, Turkey is in close proximity to 70% of the world’s energy resources. In 2006, Turkey imported 72% of its total energy requirements. In 2006, petroleum imports constituted 38.5% of total energy consumption. In addition, in 2006, Turkey imported 13 million metric tons oil equivalent of coal and 28.1 million metric tons oil equivalent of natural gas.
     In 1989, approximately 64% of Turkey’s crude oil imports came from Iraq. Following the UN’s embargo on Iraq, Turkey met its oil import needs from other sources, principally Saudi Arabia and Iran, although the cost (including transportation costs) of such imports increased substantially. After 1995 and until the US-led invasion in 2003, Iraq was permitted to sell a limited amount of oil in exchange for food, medicine and other humanitarian products. In 2007, 4.2% of Turkey’s crude oil imports originated from Iraq, compared to 3.8% in 2006.
The following table presents Turkey’s oil imports by sources for the years indicated:
Table No. 6
Oil Imports (million tons)

	2003	2004	2005	2006	2007

Iraq	1,255	1,389	976	539	892
Iran	7,029	5,968	6,887	8,535	8,927
Libya	4,580	4,906	4,540	4,310	279
Saudi Arabia	3,868	3,450	3,494	3,488	3,285
Russia	4,565	6,334	6,997	6,800	9,312
Syria	1,430	1,029	324	—	244
Algeria	240	397	—	—	—
Egypt	74	—	—	—	—
United Arab Emirates	—	—	—	—	—
Tunisia	43	—	—	—	—
Azerbaijan	33	28	141	85	—
Georgia	—	29	31	—	—
Kazakhstan	22	150	—	—	115
Italy	395	150	—	30	392
Others	563	—	—	—

Total Crude Oil Imports	24,096	23,830	23,390	23,787	23,446
Petroleum Products Imports	8,111	9,715	10,404	11,811	13,018

Source:	Ministry of Energy and Natural Resources (MENR)
     Energy development and power generation have been priority areas for public investment. In particular, Turkey is developing hydroelectric sources and embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia in the early 1980s. The project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). The total cost of GAP is expected to be $24.5 billion (excluding expropriation and overhead costs). The installed capacity of GAP hydropower plants in operation was 5518 MW as of December 31, 2007 (74% of the total installed capacity of GAP). In addition, as of December 31, 2007, approximately 15% of the total irrigation was completed, 6% was under construction and 79% was at the planning and final design level.
      Market Reform and Restructuring
     Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments since 2001. The Energy Market Regulatory Authority (EMRA), established in 2001, regulates the electricity, natural gas, petroleum and LPG markets as per the provisions of the Market Laws. Independent market regulation and supervision, as provided by EMRA, is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.

      Natural Gas
     Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is utilizing natural gas to an increasing extent, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquified natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents approximately 3% of the total domestic demand. Consequently, nearly 97% of natural gas demand is satisfied by the Petroleum Pipeline Corporation of Turkey (BOTAŞ), which is Turkey’s main natural gas importer. At present, BOTAŞ has 8 long-term sale and purchase contracts with 6 different supply sources.
     In 2007, primary natural gas supply amounted to 36.5 bcm (billion cubic meters) or approximately 27% of Turkey’s total energy supply. By the end of 2007, plants fired by natural gas represented 35% of the total installed capacity and 50% of Turkey’s total power generation. Distribution is carried out by local distribution companies. At present, 42 cities are supplied with natural gas.
     In order to diversify the natural gas supply sources and increase the supply security of Turkey, Turkey and Algeria entered into a 20-year term LNG (liquified natural gas) Purchase Agreement in 1988. In 1995, an amendment to the agreement with Algeria was signed to increase the import volume from Algeria from 2 bcm to 4 bcm. In addition, BOTAŞ and Nigeria signed an LNG Sale and Purchase Contract in 1995 for 1.2 bcm of natural gas equivalent of LNG. Turkey and Iran entered into a Natural Gas Sale and Purchase Agreement in 1996 for the supply of 10 bcm of Iranian natural gas to Turkey. Turkey entered into a Natural Gas Sale and Purchase Contract with Turkmenistan in 1999 for the supply of 16 bcm of Turkmen gas to Turkey but the project has not been put into operation yet. A Natural Gas Sales and Purchase Contract between Turkey and Azerbaijan was signed in 2001 for the supply of 6.6 bcm of Azeri gas to Turkey.
     A Natural Gas Sales and Purchase Agreement for the delivery of 4 bcm Egyptian natural gas to Turkey by an offshore pipeline was initiated with Egypt in 2001. The Egyptian Government planned to supply natural gas to Turkey under “The Arab Natural Gas Pipeline Project”. Turkey also has an agreement for transporting 10 bcm of Iraqi natural gas to Turkey after the development of the gas fields in Iraq. Due to the UN embargo on Iraq and prevailing political uncertainties in Iraq, it was not possible to attain desired progress in the Project. Currently, the Project is being evaluated in order to supply natural gas to Europe via Turkey.
     In 2007, Turkey imported 23.1 bcm of natural gas from the Russian Federation and 6.2 bcm of natural gas from Iran. Turkey also imported 4.3 bcm and 1.4 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively.
     Recent analyses suggest that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 44.5 bcm in 2010 and 66.6 bcm in 2020.
     Turkey’s domestic natural gas transmission system is approximately 9,301 km in length. The length of the national transmission network is planned to reach approximately 11,875 km, enabling the delivery of natural gas to all city centers within five years.
     The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to the Law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.
     In the framework of the Natural Gas Market Law, six separate tenders for partial transfer of the existing natural gas sale and purchase contracts with all its rights and obligations were realized on November 30, 2005 and four offers for the 4 bcm/year of the Natural Gas Sales were received. One contract for the release of 250 million cubic meters per year of natural gas has already been released and the release process of the other three participants is still continuing.
      Restructuring the Electricity Sector
     Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. The law provides a framework for the establishment of institutions and provides the following structural regulations:

•	Creates a new independent Energy Market Regulatory Authority (“EMRA”), governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.

•	Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.

•	Provides competition, since March 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 GWh (Gigawatt Hour). This eligibility threshold was re-determined in January 2005 as 6 GWh, in January 2007 as 3 GWh and in January 2008 as 1.2 GWh. A 100% threshold is expected by 2011.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.
     The electricity sector in Turkey was dominated by two state-owned companies, the Turkish Electricity Generation and Transmission Company (“TEAS”) and the Turkish Electricity Distribution Company (“TEDAS”). Further structural separation of TEAS into three separate companies covering generation, trading and transmission activities was implemented on October 1, 2001. The companies, Turkish Electricity Transmission Corp. (“TEIAS”), Electricity Generation Corp. (“EUAS”) and Turkish Electricity Trading and Contracting Corp. (“TETAS”) are now legally in operation.
     Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and, the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment. There are 24 plants in operation based on the BOT Model with total capacity of 2449 MW, whereas approximately 6102 MW of capacity was built through the BOO Model. Two plants comprising a total of 650 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.
     Auto-production is related to Law No. 3096 by Decree No. 85/9799 which allows the MENR to grant permission for industrial plants, residential complexes with more than 5000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. Currently, approximately 195 auto-producer plants generate an annual power output corresponding to approximately 8% of Turkey’s total electricity generation and 50 Independent Power Producers (“IPP”) generating 19399 MWh which constitutes approximately 10 % of Turkey’s total electricity generation.
     Turkey consumed 190 billion kilowatt-hours (kWh) of electricity in 2007. Installed capacity has reached approximately 40.9 GW (Gigawatt). According to the demand forecast for the short to medium term, significant growth rates in demand (7-8% per annum) is expected in the coming years, which implies the need for substantial new capacity to ensure security of supply.
     According to forecasts, Turkey will need 55 GW of new capacity by 2020 according to the high demand scenario. The low demand scenario will necessitate 39 GW of new capacity addition. Turkey attaches utmost importance to the utilization of the remaining lignite and hydro potential in a cost-effective manner. Further diversification in electricity supply in fuel types and technologies is a priority in this context.
     With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate Law was enacted in May 2005 to promote renewable-based electricity generation within the market. The Law introduces feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system is only a transition scheme and market-based mechanisms are expected to be used eventually. Supporting mechanisms such as feed-in tariffs and purchase obligation are defined in the Law, in conformity with EU legislation and practice. These mechanisms are envisaged to facilitate the development of power plants based on renewable energy sources particularly small hydros and wind plants. In this context, a crucial number of investors applied to EMRA to get licenses especially for the small hydro and wind plants. Furthermore, a $200 million Renewable Energy Project Loan provided by the World Bank was signed in May 2004 and is available for investors seeking to generate electricity from renewable energy sources.

     The current structure resulting from efforts to increase private sector participation in the power sector is a critical issue at the current stage of the transition to a fully competitive market framework. Studies on privatization are underway and the privatization process regarding the distribution sector has been started. In this context, tenders for the privatization of two distribution regions have finalized. The tender for the privatization of the other two distribution regions was announced by the Privatization Administration (PA) and the deadline for the submission of bids was September 15, 2008. Studies regarding the privatization of generation companies are ongoing by PA in coordination with the Ministry. Transmission ownership and market operation functions are expected to remain under Government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the monopolistic nature of the transmission activity.
          Moreover, the Law on the Construction and Operation of Nuclear Power Plants and the Sale of the Energy (No. 5710) was enacted in the Official Gazzette on November 21, 2007 and sets the rules for the construction and operation of nuclear power plants and the sale of energy. The main purpose of this Law is to support the investments in nuclear power plants in the Republic. The Law introduces a tendering procedure that will enable implementation of power purchase agreements between the generators and the state owned wholesale company for a maximum period of 15 years. The electricity produced by nuclear power plants will be shared among the distribution and retail sale companies through the state owned wholesale company. This incentive mechanism is considered as an important tool for potential investors to take part in nuclear power projects. The tender announcement regarding the construction of nuclear power plants was made by TETAS and the deadline for the submission of bids was September 24, 2008, as of which date only one bid was made for the tender.
          Furthermore, Turkey also acknowledges the need to reduce the energy dependency and to improve energy efficiency. The Energy Efficiency Law (Law No. 5627) has been enacted and published in the Official Gazette on May 2, 2007. In this context, several programs aimed at improved energy efficiency are ongoing, while legislative studies are underway with the objective of enhancing the efficient use of energy and energy resources so as to reduce the burden of energy costs on the economy.
      Electricity Interconnections
     Turkey already has the following existing interconnections with neighboring countries:
•	Bulgaria: two interconnections, each 400 kV (kilovolt)

•	Azerbaijan (Nahcievan): one interconnection 154 kV

•	Iran: two interconnections, one at 400 kV (currently operated at 154 kV) and the other at 154 kV

•	Georgia: one interconnection at 220 kV and a 400 kV Tie Line and DC Back to Back Station at Akhaltskhe SS is under consideration.

•	Armenia: one interconnection at 220 kV (which is not currently functioning because the 220/154 kV transformer in Kars (Turkey) has been removed)

•	Syria: one interconnection at 400 kV

•	Iraq: one interconnection at 400 kV (currently operated at 154 kV)

•	Greece: one interconnection at 400 kV
     Although Turkey is connected to these countries, none of the interconnectors can be operated with a synchronous parallel mode of operation. The synchronization of the Turkish power system with neighboring countries in the East and Southeast is not possible at this time for technical reasons. However, technical research for the synchronization of the Turkish power system under the Union for the Coordination of Transmission of Electricity (“UCTE”) through interconnectors with Greece and Bulgaria have been finalized. The synchronization of operations with the UCTE system is expected to take place by mid 2009.
     In addition to technical problems, it is unlikely that the Turkish power system will synchronize with any of its Eastern and Southeastern neighbors except Syria because the UCTE has very strict rules for the extension of the interconnected network. The synchronization of the Turkish and Syrian power systems is within the scope of the Mediterranean Electric Ring (“MEDRING”)

study, which is being undertaken with the financial support of the EU, and is designed to investigate the synchronization of all power systems in the vicinity of the Mediterranean.
     If the outcome of the MEDRING study is positive and the UCTE approves it, synchronization in Turkey may be possible in the future.
     Because of the lack of synchronicity among the Turkish Power System and the Neighboring Countries Power Systems, according to the technical aspects of Import-Export Regulation, it is only possible to operate the Turkish electricity system together with the electricity systems of the other countries as follows:
     Import:
•	Synchronized parallel operation, or

•	Directed unit mechanism is in compliance with the Grid Code and/or Distribution Regulation

•	A synchronized parallel (DC) operation

•	Isolated Region Operation
      Export (in addition to the above conditions):
•	Isolated Region Operation
      Currently:
•	600 million kWh/year of energy is imported at 70 MW peak power from Turkmenistan to Turkey via Iran through the 400 kV Iran (Khoy)-Baskale (Turkey) interconnection line;

•	400 million kWh/year of energy was exported at 30-40 MW peak power from Turkey to Nahcievan through the 154 kV Igdir (Turkey)-Babek (Nahcievan) interconnection line; and

•	Approximately 1,700 million kWh/year of energy is exported at 250 MW peak power from Turkey to Iraq through the 400kV Turkey (PS3)-Iraq (Zakho) interconnection line which is energized at 154 kV.
      Crude oil and natural gas pipeline projects
     As the energy bridge between the East and West, Turkey participates in various regional and inter-regional interconnection projects to meet its own energy demand and to serve as an important actor in the transportation of hydrocarbons.
     As an economically feasible and environmentally sound project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan developed by AIOC, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is under the sponsorship of a group of petroleum companies (currently BTC Co., formerly known as MEP Participants) led by BP Exploration (Caspian Sea) Ltd. Other current shareholders are SOCAR, Unocal BTC Pipeline Ltd, Statoil BTC Caspian As, TPAO, ENI, TotalFinaElf, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Amerada-Hess (“BTC”) Ltd. The Intergovernmental Agreement among The Azerbaijan Republic, Georgia and the Republic of Turkey and the Host Government Agreements between the governments of Azerbaijan, Georgia, Turkey and the MEP Participants, constitute the legal framework for the project.
     BOTAS, as a lump sum turn-key contractor, undertook the basic engineering studies, the detailed engineering stage and the Land Acquisition and Construction phase of the project. All contracts relating to pipeline, pump stations, export terminal, scada (?) and telecommunications and all main supply contracts (Line Pipe, Line Valves, Pumps & Drivers, Metering Systems, etc.) were awarded on September 20, 2002. The construction of the Baku-Tbilisi-Ceyhan Pipeline (“BTC Pipeline”) has already been completed. Since June 4, 2006, the BTC pipeline has been in commercial operation. As a result of tremendous efforts exerted to complete the pipeline, initial oil supplies reached Ceyhan Marine Terminal (CMT) on May 28, 2006 and the line was commercially commissioned as the first tanker on June 4, 2006. Moreover, the BTC is ready to provide its transport infrastructure for the delivery of the Kazakh oil to world markets. The negotiations between Azerbaijan and Kazakhstan were concluded with an agreement signed by the parties on June 17, 2006.

     Provisional acceptance of the Project was given on July 28, 2006 and 245 tankers which amount to 201,965,000 barrels of oil were loaded by September 6, 2007. The BTC Pipeline, as the pioneer of the east-west hub to connect energy supplies in the Caspian region and Central Asia to Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years with possible extensions of two subsequent 10 year periods. Between the 1st and 16th years of operation, the expected revenues from “transit fees and operational services” are estimated to be around $140 — 200 million and these revenues are estimated to increase to $200-300 million afterwards. As the capacity of the BTC Pipeline reaches 50 million tons a year, the revenues from the BTC Pipeline will surpass the revenues of the Kirkuk-Yumurtalik pipeline. Apart from the direct economical gains, the project has increased employment opportunities for the indigenous people. More importantly, with the realization of the BTC Pipeline, risks surrounding the overcrowded Turkish straits are diminishing.
     The South Caucasus Natural Gas Pipeline (SCP) in parallel with the BTC Pipeline is carrying the first non-Russian gas from the region to Europe. SCP represents the opening of the fourth natural gas artery for continental Europe and beyond. This line is carrying gas produced in Azerbaijan via Georgia to Turkey. The construction works of the Baku-Tbilisi- Erzurum BTE (South Caucasus Pipeline) Natural Gas Pipeline was completed last year and the line became operational in July 2007.
     The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.
     As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (“ITG”) project was started in July 2000. The economic feasibility study of the Project was completed in March 2002. The EU Commission agreed to finance 50% of the cost of engineering and studies of the Interconnector Turkey-Greece Project. The Grant Agreement was signed in December 2002. The Intergovernmental Agreement was signed on February 23, 2003 and the Natural Gas Sale and Purchase Agreement was signed on December 23, 2003. Engineering studies of the Turkish section were completed at the end of 2003. The land acquisition and construction phase started on July 3, 2005. Following the completion of the pipeline, the first gas delivery to Greece is due start in late September 2007. The interconnection line between the two countries is expected to be extended to Europe through multiple routes.
     The studies between BOTAŞ, the Italian firm EDİSON and DEPA have been started in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy, by a pipeline passing through the Adriatic Sea. The Interconnector Turkey-Greece Project will likely become the Interconnector Turkey-Greece-Italy Project in the near future. Feasibility studies regarding the connection to Italy were completed. The agreement was signed on December 31, 2006 by DEPA and EDISON for the investment in the Adriatic sea. The trilateral intergovernmental agreement (IGA) was signed for the Interconnector Turkey-Greece-Italy (ITGI) on July 26, 2007. The line is expected to be operational in 2012 with a natural gas flow of 6 bcm. Such gas flow is expected to be increased to 11.6 bcm in 2014.
     In addition, the intergovernmental agreement between the Republic of Turkey, the Hellenic Republic and the Italian Republic concerning the development of the Turkey-Greece-Italy Gas Transportation Corridor was signed on July 26, 2007. With this key agreement, further studies on the extension of the Turkey-Greece natural gas interconnector pipeline to Italy has gained momentum under the full support of the involved governments. In the plateau period, the pipeline is expected to deliver 3.6 and 8 bcm of gas to Greece and Italy, respectively.
          A route, which is planned to pass through Bulgaria, Romania, Hungary and Austria (the NABUCCO Project) will be another of Turkey’s transport routes to Europe. To this end, BOTAS is cooperating with OMV Gas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria. In October 2002, the Cooperation Agreement was signed by the five companies in Vienna to start technical and financial studies. Technical and economical feasibility studies of the NABBUCO Project were completed at the end of 2004 with the financial support of EU TEN Funds. The project is expected to ultimately transport up to 31 bcm of natural gas from sources to the east of Turkey, especially the Caspian Region and the Middle East through the transit countries of Bulgaria, Romania and Hungary. The total length of pipeline is expected to be approximately 3,300 km. The pipeline is expected to be operational by 2012.
     In January 2008, Nabucco Consortium appointed the British Penspen-Group as the owner’s engineer for coordinating the entire detailed technical planning for the pipeline project. Nationally, five separate local engineering companies (LEC) will be selected in the second half of 2008. In February 2008, Hungary drafted an intergovernmental cooperation agreement in support of Nabucco and handed it over to ambassadors of the partner countries. In June 2008, Turkey drafted and delivered a host government agreement to the partner countries. Studies related to the project are currently underway.

     Upon the realization of the Turkey-Greece-Italy and NABUCCO natural gas pipeline projects, Turkey will become the fourth artery in EU gas supplies.
     In addition to the current oil pipeline, in order to transport oil extracted from the Black Sea, Caucasus and Caspian region to the Mediterranean a new oil pipeline, named Samsun — Ceyhan is planned for construction. This pipeline includes achieving activities defined below:
•	To charge the oil transported by tankers to the pipeline via a new terminal constructed in Samsun;

•	To transport oil from Samsun to the current terminal in Ceyhan by a long pipeline;

•	To charge oil coming from pipeline to new tanks constructed adjacent to current tanks field in Ceyhan terminal; and

•	To load the oil in tanks to oil tankers.
     The license of Samsun-Ceyhan Oil Pipeline was granted to the Çalık Energy Cooperation. The license was approved by the Council of Ministers on April 10, 2006. Eni International B.V. became a partner to 50% of the pipeline on November 17, 2006. The pipeline has a 55 million ton/year capacity, (maximum 70 million ton/year) and its length is 660 km.
     In the Ceyhan Region where the pipeline specified above ends, studies on the construction of a refinery, LNG and Petrochemical industry facilities under the framework of the pipeline are currently ongoing. With the publication of the Council of Ministers decree in the Official Gazette on October 17, 2007, Ceyhan was declared as the Specific Energy Region.
     The following table presents Turkey’s energy supply (by resource) for the years indicated:
Table No. 7

	2003		2004		2005		2006
	MTOE	% of	MTOE	% of	MTOE	% of	MTOE	% of
	(1)	total	(1)	total	(1)	total	(1)	total
Domestic Production
Petroleum	2.5	3.0	2.3	2.6	2.2	2.3	2.2	2.2
Coal	11.0	13.1	10.6	12.1	13.4	14.4	13.0	13.15
Hydroelectric	3.0	3.6	4.0	4.6	3.6	3.9	3.8	3.8
Natural Gas	0.5	0.6	0.6	0.7	0.4	0.4	0.8	0.8
Other	7.0	8.3	6.9	7.9	7.3	7.8	6.8	6.87
	24.0	28.6	24.4	27.9	26.9	28.8	26.6	26.9

Imports
Petroleum	34.0	40.5	35.3	40.3	33.8	36.3	37.356	37.8
Coal	12.2	14.5	12.3	14.1	13.5	14.5	13.58	13.74
Electricity	0.1	0.1	0.0	0.0	0.1	0.1	0.05	0.05
Natural gas	18.9	22.5	19.8	19.8	24.3	26.1	27.973	28.3
	65.2	77.6	67.4	77.1	71.7	77.0	78.959	79.89

Exports
Petroleum(2)	4.7	5.6	4.5	5.1	5.5	5.9	6.379	6.45
Electricity	0.0	0.0	0.1	0.1	0.2	0.2	0.192	0.19
	4.7	5.6	4.6	5.2	5.7	6.1	6.571	6.65
Stock changes	(0.6)	(0.7)	0.1	0.1	-0.3	-0.3	-0.441	-0.441
Statistical error	0.1	0.1	0.1	0.1	0.1	0.1	0.247	0.247

Total Supply	84.0	100	87.5	100.0	93.0	100.0	98.794	100

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kwh.

(2)	Includes marine bunkers.

Source:	MENR

AGRICULTURE
     Although the relative role of agriculture in Turkey’s economy has declined over the last decade, it remains important in terms of the relatively high number of employees in this sector. Moreover, agriculture plays an important role in supplying products to, and creating demand for, products of other sectors. Turkey’s principal agricultural products include wheat, sugar beet, barley, tobacco, grapes, figs, citrus fruits, olives, hazelnuts and tea.
     Agriculture is one of the sectors that was targeted for structural reform under the Stand-By Agreement with the IMF and assistance from the World Bank. Agricultural sector changes in 1999 significantly affected pricing policy, support purchases and subsidies. Within this framework, indirect support policies (price and input subsidies) were phased out at the end of 2002 and replaced with direct income support (DIS) program. Wheat prices were set closer to market rates and such prices were set at market prices by 2002 (in conjunction with the start of the direct income support program).
     The Tobacco Law No. 4733 (enacted March 1, 2002) opened up the tobacco market to competition, ensures that tobacco prices are set in a free market, and, following a restructuring process, enables the privatization of TEKEL. The Sugar Law No. 4634, effective as of 2001, facilitated that sugar beet prices are determined by supply and demand factors.
     These changes are supported by the implementation of a farmer registry and improving cadastrals works in agriculture sector through a project named Agricultural Reform Implementation Project (“ARIP”) which was extended in 2006 to include direct income support and also a new Rural Development Programme and a wider set of investment support activities. A new Agricultural Law was also enacted in the course of 2006 to implement the Government’s “Agricultural Policy Paper 2006-10” adopted in 2005, which is intended to bring Turkey’s agricultural policies more in line with those of the European Union in addition to institutionalizing the newly started DIS payments.
     DIS payments are received by farmers registered in the Farmer Registration System, which began in 2001. In this framework, DIS payments were made to 2.8 million farmers in 2003, 2004, 2005, 2006 and 2007. DIS and other area-based payments accounted for approximately 46% (in monetary terms) of the total budgetary transfers to agricultural producers in 2005. DIS and other area-based payments totaled TL 2.4 quadrillion and YTL 2.3 billion, YTL 2.6 billion, YTL 2.4 billion and YTL 2.5 billion for the years 2003, 2004, 2005, 2006 and 2007 respectively.
     In 2007, agricultural value added decreased by 3.5%, compared to a 1.3% increase in 2006 in 1998 prices. Agriculture accounted for approximately 8.7% of GDP and 24.9% of civilian employment in 2007.
     Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient in foodstuffs. Moreover, there have been significant improvements in the quality and productivity of its crops. These crops, such as barley, wheat, maize and soya, have become more readily marketable and are relatively easy to store.
     Upon completion of the GAP project, with a renewed action plan prepared in May 2008, a total of approximately 1.8 million hectares (4.5 million acres) of land are expected to be irrigated. See “Economy-Industry-Energy.”
     The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table No. 8
Agricultural Output

	Annual					Percentage Change
	2003	2004	2005	2006	2007	2003/02	2004/03	2005/04	2006/05	2007/06
	(in thousands of tons)					(percentage)
Cereals
Wheat	19,000	21,000	21,500	20,010	17,234	(2.6)	10.5	2.4	(7.0)	(13.9)
Barley	8,100	9,000	9,500	9,551	7,306	(2.4)	11.1	5.6	0.1	(23.5)
Maize	2,800	3,000	4,200	3,811	3,535	33.3	7.1	33.3	(8.3)	(7.2)
Pulses
Lentils	485	480	520	580	535	(3.0)	(1.0)	8.3	12.5	(7.7)
Chick Peas	600	620	605	552	505	(7.7)	3.3	(2.4)	(8.8)	(19.9)
Dry Beans	250	250	210	196	154	0.0	0.0	(16.0)	(7.2)	(8.4)
Industrial Crops
Sugar Beet	12,623	13,517	15,181	14,452	12,414	(23.3)	7.1	6.8	(4.8)	(14.1)
Cotton	903	945	862	982	879	(9.7)	4.6	2.7	(2.2)
Tobacco	112	157	148	98	80	(0.5)	39.7	(5.8)	(20.2)	(18.5)
Oil Seeds
Cotton	1,443	1,470	1,378	1,568	1403	(7.6)	1.8	(6.2)	13.7	(10.5)
Sunflower	800	900	950	1,118	854	(5.9)	12.5	5.6	11.6	(7.7)
Groundnut	85	80	85	77	86	(5.6)	(5.9)	6.3	(1.2)	(23.6)
Tuber Crops
Potatoes	5,300	4,800	4,200	4,366	4,227	1.9	(9.4)	(12.5)	0.7	(3.4)
Dry Onions	1,750	2,040	2,050	1,765	1,859	(14.6)	16.6	0.5	(14.6)	5.3
Fruit Bearing Vegetables
Watermelons and Melons	5,950	5,575	5,700	5,575	5,457	(7.0)	(6.3)	2.2	(2.2)	(2.1)
Tomatoes	9,820	9,440	9600	9,854	9,945	3.9	(3.9)	1.7	2.1	0.9
Fruits and Nuts
Grapes and Figs	3,880	3,775	4,380	4,051	3,822	3.5	(2.7)	16.0	(9.3)	(5.6)
Citrus Fruits	2,488	2,708	2,588	3,049	2,985	(0.2)	8.8	(4.4)	17.8	(2.1)
Hazelnuts	480	350	530	650	530	(20.0)	(27.1)	51.4	22.6	(19.8)
Apples	2,600	2,100	2,550	2,002	2,457	18.2	(19.2)	21.4	(18.4)	22.8
Olives	850	1,600	850	1,767	1,075	(52.8)	88.2	(46.9)	107.8	(39.1)
Tea	869	1,105	1,150	1,121	1,145	9.7	27.2	4.1	(2.5)	2.2
Value Added in Agriculture (at 1998 prices, billion TL)	8,683	8,929	9,570	9,700	9,039	0	2.0	7.1	1.3	(3.5)

Source:	TURKSTAT
SERVICES
     The services sector, which accounted for approximately 72.7% of GDP in 2007 (compared to 71.6% of GDP in 2006) and 54.5% of total civilian employment in 2007, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2007, value added in the services sector increased by 5.8%, compared to a 7.2% increase in 2006. The increase in the services sector was attributable to increases in the trade and construction sectors.
      Trade
     In 2007, wholesale and retail value added increased by 5.5% and accounted for 12.1% of GDP as a result of increases in domestic demand and output. The trade value added increased by 5.2% in 2007, which was 14.3% of GDP.
      Tourism
     Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.
     Tourism revenues increased sharply to $13.2 billion in 2003 (5.5% of GDP) and the number of foreign visitors increased by 5.3%. In 2004, tourism revenues increased to $15.9 billion (5.3% of GDP) and the number of foreign visitors increased by 25.7%. In 2005, tourism revenues increased to $18.2 billion and the number of foreign visitors increased by 20.4% to 21.1 million visitors. In 2006, tourism revenues decreased to $16.9 billion and the number of foreign visitors decreased by 8.8% to 19.3 million visitors. In 2007, tourism revenues increased to $18.5 billion and the number of foreign visitors increased by 41.2% to 27.2 million visitors.
     The following table presents overall tourist arrivals, receipts and the percentage change in receipts for the years indicated:
Table No. 9
Tourism

			% Increase in
Year	Total Arrivals	Total Receipts	Total Receipts
	(in thousands)	(in millions of U.S. dollars)	(percentage)

2003	13,956	13,203	55.7
2004	17,548	15,888	20.3
2005	21,125	18,152	14.2
2006	19,276	16,853	(7.2)
2007	27,215	18,487	9.7

Sources:	TURKSTAT, CBT
Transport and Communications
     Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 35% of total public sector investment.
     Including private sector investments in transport, approximately 26% of gross fixed capital formation has been allocated to transportation and communication since 1996.
     Major projects have included the construction of motorways, the modernization of the Turkish Airlines fleet, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.
     Turkish telecommunications sector was liberalized in 2004 and the sector is open to competition. Several new operators have entered the market since then and various legal regulations regarding electronic communications were enacted. With respect to Turk Telekom, the incumbent operator in Turkey, 55% of shares were privatized via a block sale in 2005.
     Usage of telecommunication services is steadily increasing in Turkey. In the GSM (Groupe Speciale Mobile) market 3 operators are active. GSM penetration was 61.4% as of December 2005. On the other hand, fixed line penetration has saturated at 27% in Turkey and the fixed line infrastructure reaches almost every region including rural areas in the country. The penetration of broadband services in Turkey increased drastically in the last couple of years and the penetration of broadband subscribers reached 2.5% as of December 2005.
     The most significant project in the transport and communications sector is the 580-mile Turkish section of the Trans-European highway, part of which is an express highway between İstanbul and Ankara. This project was finished in 2004 and it seeks to exploit Turkey’s strategic location for trade between Europe and the Middle East.
     Total output in transportation and communication increased by 8.4% in 2003, compared to 6.0% in 2002. Transportation and communication accounted for 15.0% of GDP in 2003, compared to 15.1% in 2002. Total output in transportation and communication increased by 6.8%, 8.8%, 6.8% and 6.9% in real terms and accounted for 14.4%, 14.7%, 14.3% and 14.6% of GDP in real terms in 2004, 2005, 2006 and 2007 respectively.
      Construction
     The importance of the construction sector is underscored by the role of housing, particularly the activities of the Mass Housing Fund and, previously, the Public Participation Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting sector is competitive in foreign markets.
     In 2004, value added in the construction sector reached 14.1% and 9.3% at the end of 2005 respectively. In 2006, the construction sector continued to grow and value added in the construction sector increased by 18.5%. In 2007, value added in the construction sector increased by 5.0%.
     The construction and contracting sector maintains a competitive position in some foreign markets increasing its market place starting from $3.55 billion in 2003 to $9.8 billion in 2005. The total contracting amount was approximately $15.9 billion in 2006 and approximately $19.5 billion in 2007.
     EMPLOYMENT AND WAGES
     The total civilian labor force in Turkey was 23,523,000 people in 2007. Turkey has a large reservoir of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly those that are labor-intensive. During the period from the beginning of 1990 to the end of 2007, the total civilian labor force increased at an average annual rate of approximately 1.1%.
     Total civilian employment was 21,189,000 in 2007, of whom approximately 26.4% were employed in agriculture, 19.7% in industry and 53.8% in services. Moreover, in 2007, the labor force participation rate was at 47.8%, compared to 48.0% in 2006.
     In January 2005, there were approximately 727,362 public sector workers, compared to approximately 750,154 in 2004. At the end of 2007, the rate of unemployment was 9.9%, compared to 9.9% in 2006.
     The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:
Table No. 10
Employment

	2003	2004	2005	2006 (*)	2007
		(in thousands)
Civilian labor force	23,64	24,289	24,565	23,250	23,523
Civilian employment	21,147	21,791	22,046	20,954	21,189
Agriculture	7,165	7,400	6,493	5,713	5,601
Industry	3,846	3,988	4,281	4,136	4,185
Services	10,136	10,403	11,272	11,106	11,403

Unemployed	2,493	2,498	2,520	2,295	2,333
Unemployment rate (%)	10.5	10.3	10.3	9.9	9.9

Source:	TURKSTAT, results of Labor Force Survey.

(*)	From November 2006, the results of the household labor force survey have been disseminated according to the total population obtained from the ABPRS. The large differences between the previous periods results from this.
     The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector is defined to include state-owned enterprises, but not the civil service, which includes teachers and government employees.

     In 2003, labor costs in the public sector increased by 29.0% in nominal terms and 2.7% in real terms. Labor costs in the private sector increased by 22.7% in nominal terms in 2003 and decreased 2.4% in real terms for the same year.
     In 2004, labor costs in the public sector increased by 14.5% (3.1% in real terms), compared to 2003. Labor costs in the private sector increased by 16.1% (4.5% in real terms) in 2004, compared to 2003. The annual nominal average of civil servants’ salaries (net) increased by 13.4% in 2004 (2.6% in real terms), compared to 2003. The labor costs (including salaries and benefits) for civil servants increased by 15.8% (4.2% in real terms), while the minimum wage (net) increased by 37.5% on an average annual basis in 2004 (24.3% in real terms).
     In 2005, labor costs in the public sector increased by 7.9% (1.9% in real terms), compared to 2004. Labor costs in the private sector increased by 9.5% (3.4% in real terms) in 2005, compared to 2004. The annual nominal average of civil servants’ salaries (net) increased by 11.0% in 2005 (2.6% in real terms), compared to 2004. Labor costs (including salaries and benefits) for civil servants increased by 10.8% (5.2% in real terms), while the minimum wage (net) increased by 12.7% on an average annual basis in 2005 (6.4% in real terms).
     In 2006, labor costs in the public sector increased by 6.3% but decreased by 2.8% in real terms, compared to 2005. Labor costs in the private sector increased by 11.4% (1.8% in real terms) in 2006, compared to 2005. Labor costs (including salaries and benefits) for civil servants increased by 7.6% (4.2% in real terms) in 2006.
     In 2007, labor costs in the public sector increased by 13.6% (6.9% in real terms), compared to 2006. Labor costs in the private sector increased by 1.6% in real terms in 2007, compared to 2006. Labor costs (including salaries and benefits) for civil servants increased by 12.5% (5.8% in real terms) in 2007.
     The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:
Table No. 11
Changes in Labor Costs

	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
	(percentage change)
2003	29.0	2.7	22.7	(2.4)	28.0	1.9
2004	14.5	3.1	16.1	4.5	15.8	4.2
2005	7.9	1.9	9.5	3.4	10.8	5.2
2006	6.3	(2.8)	8.4	-0.8	14.0	4.2
2007	13.6	6.9	8.1	1.6	12.5	5.8

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.

(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Source:	SPO.
     Negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed on July 5, 2005. The wages of public sector workers were increased by 10% for the year 2006 and it was announced that the wages of public sector workers would be increased by 3% for each six-month period in 2007. The salaries of civil servants were increased by 2.5% for each six-month period in 2006. Also, on September 25, 2006, it was announced that there was a 2.32% increase in the wages of civil servants (effective from July 1, 2006) as compensation for the difference between the actual inflation rate and the salary increase of 2.5% in the first half of 2006. The minimum wage, which applies to both public and private sector employees, was increased by 8.65% in 2006. On September 25, 2006, it was announced that the salaries of low-income civil servants would be increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants would be increased by 3% for each six-month period in 2007. It was also announced that civil servants would be compensated for the difference between the actual inflation rate and the salary increase for years 2006 and 2007 respectively. On December 26, 2006, it was announced that the minimum wage would be increased by 6% for the first half of 2007 and another 4% for the second half of 2007.

     The Constitution recognizes the rights of workers and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of Turkey as defined in the Constitution and in line with its democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.
     The Constitution also stipulates, however, that the right to strike and to engage in lockouts are not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Workers have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the object of safeguarding and improving the economic and social conditions of workers. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on workers’ conduct during a strike.
     As of July 31, 2007, 3,001,027 workers were members of a trade union, compared to 2,717,326 workers at the beginning of 2003.
     INFLATION
     Significant progress has been achieved regarding the struggle against inflation and inflation figures recorded less than target levels for two consecutive years in 2003 and 2004. The annual increase in the WPI and CPI declined further to 13.8% and 9.3% in 2004. The success against inflation can be attributed to structural reforms, increased confidence in markets, the controlled increase in domestic demand through the pursuit of tight fiscal and monetary policies, and the real appreciation of the Turkish Lira.
     In January 2005, new indices for the CPI and the Producers Price Index (“PPI”) were announced. The 1994-based WPI was replaced with a 2003-based PPI. While WPI had provided a public/private sector breakdown, PPI is to be calculated for overall sectors, without a breakdown for public/private sector. In addition, new indicators for core inflation, which was previously defined as inflation in the private manufacturing industry, were introduced by the State Institute of Statistics. The new indicators are variations of CPI that exclude certain components (such as CPI excluding seasonal products, CPI excluding raw food products and CPI excluding energy). In addition, the basket components of CPI have also been changed and will be updated annually to reflect changes in consumption patterns.
     The progress against inflation continued in 2005; the annual increase in consumer price index was 7.7% by the end of 2005 and thus remained below the targeted rate of 8%. PPI was 2.66% for the same period.
     In 2006, the annual increase in consumer price index was 9.7%. The increase in PPI was 11.6% for the same period. The negative impact of oil prices on annual inflation, the negative course of unprocessed food prices and the lagged impact of exchange rate pass-through were the significant factors that caused inflation to increase in 2006.
     In 2007, the annual CPI rose by 8.39% while PPI rose by 5.94%. An increase in unprocessed food prices played a major role in this development along with price increases in administered prices stemming from tax adjustments.
Table No. 12
Inflation Path Consistent With The End-Year Target And The Uncertainty Band

	March 2007	June 2007	Sept. 2007	Dec. 2007
Uncertainty Band (upper limit)	11.2	8.7	7.3	6.0
Path Consistent with the Target	9.2	6.7	5.3	4.0
Uncertainty Band (lower limit)	7.2	4.7	3.3	2.0
Realization	10.9	8.6	7.1	8.4

Source:	CBT
     The following table presents the percentage changes in wholesale and consumer prices for the years indicated:

Table No. 13
Inflation

	Wholesale	Consumer
Year	Price Index	Price Index
	(percentage change)

2003	13.9	18.4
2004	13.8	9.3
2005	2.7	7.4
2006	11.6	9.7
2007	5.9	8.4

(1)	2003 based indices of PPI and CPI used for 2005 figures
Source: TURKSTAT
EDUCATION
     The adult literacy rate increased sharply from 67.5% to 87.3% between 1980 and 2000. There is currently no data available for the adult literacy rate in subsequent years.
     According to the State Planning Organization, total student enrollment in the educational year 2005-2006 was 16.8 million, of whom 3.3% were in pre-primary school, 63.4% were in primary school, 19.4% were in secondary school (7% in vocational and technical school) and 13.9% were in university.
     ENVIRONMENT
     During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as İstanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.
     The Ministry of Environment and Forestry, which is authorized to enforce environmental laws and regulations by imposing fines, ordering the closing of facilities that pollute beyond certain thresholds and, in some cases, imposing civil and criminal sanctions, was formed in 2004. Turkey made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize with the EU acqui, increasing environmental management capacity and increasing environmental investments. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.
     The Government has taken various initiatives to alleviate pollution, including projects to address water, soil, air and noise pollution. As a result of the rapid growth of urban centers, there are still many areas that lack adequate infrastructure to alleviate pollution. Environmental departments have been established in municipalities to address the particular problems of each locality.
     Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been given incentives to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. Recently, the Ministry of Environment initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.
     Turkey continues to cooperate with international environmental initiatives. Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.
     As a candidate country for the EU, a new phase of environmental initiatives has begun for Turkey; the Accession Process requires Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the Commission approved procedures to permit Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.
     Turkey has made significant advances towards developing its environmental legislation and the powers of provincial and local governments relating to environmental matters have been increased. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.
     COMPETITION LAW
     The purpose of Act No. 4054 on the Protection of Competition (the Competition Act) which was adopted by the Turkish Grand National Assembly on December 7, 1994 is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and abuse by those undertakings dominant in the market, and to ensure the protection of competition by performing the necessary regulations and supervisions to this end. The Competition Board is the decision-making body of the Turkish Competition Authority (“TCA”) and it is responsible for implementing the Act. The Board was formed on February 27, 1997, with a delay of 27 months in the appointment of its members.
     The TCA, which bears a public legal personality and enjoys administrative and financial autonomy, was established both to ensure that competition in the markets for goods and services is not distorted and to advocate for competition. The Ministry of Industry and Trade is the ministry which the TCA oversees.
     The Act covers three main subjects of the Competition Law:
•	Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their object or effect or likely effect the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services in the Republic of Turkey (price fixing, market sharing and quota agreements, etc.).

•	Abuse of dominant position.

•	Mergers or acquisitions that create or strengthen a dominant position and significantly decrease competition.
     The Competition Board also made secondary legislation designed to explain the implementation of the Act which is in line with the legislation of the European Union.
     When the Competition Board gives a decision on the infringement of the Act, it will impose an administrative penalty up to ten percent of the annual gross revenue on the undertaking or association of undertakings and/or the members of such associations that infringed the competition rules.
     The following table presents a summary of the applications heard by the Competition Board:
Table No. 14
Applications Before the Competition Board

Year Application Was	Competition	Exemptions and	Mergers and
Concluded	Infringement	Negative Clearance	Acquisitions	Total

2003	54	35	106	195
2004	91	63	122	276
2005	97	46	170	313
2006	108	26	186	320
2007	148	35	232	415

Total	591	260	1005	1856

Source: Competition Board

     Turkish Competition Law is parallel to the EC Competition Law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust rules. However, under the EC legislation there is also the issue of monitoring state aids which does not fall under the competence of the TCA. In order to harmonize the Turkish legislation with that of the EU, a Draft Bill on the Monitoring and Supervision of the State Aid was prepared by a working group composed of representatives of the related ministries, authorities and public organizations, including the TCA.
     Turkish competition law and policy were the subject of a peer review in 2005 conducted by the OECD. The report included recommendations for a better competition law and policy framework, including the following:
•	Promptly establish a mechanism for controlling anticompetitive state aid

•	Eliminate or control state-created enterprises that are vested with monopoly concessions or with powers and privileges enabling them to undertake anticompetitive conduct;

•	Restore to the TCA competition policy oversight for banking sector mergers;

•	Mandate an explicit role for the TCA in the regulatory analysis;

•	Improve the TCA’s law enforcement capacity by amending the Competition Act.
     In addition to the OECD peer review on Turkey’s Competition Law and Policy, the TCA hosted the 5th UN Conference to Review All Aspects of the Set of Multilaterally Agreed Equitable Principles and Rules for the Control of Restrictive Business Practices in 2005. Meanwhile, the initiation of official negotiations by the EU for Turkey to become a full member began. The TCA also continues to have a very active agenda in terms of international relations in the year 2007. In this regard, it follows the meetings of OECD, United Nations Conference on Trade and Development (UNCTAD ) and International Competition Network (ICN) via written and oral presentations.
     The TCA continued to be one of the active members of the International Competition Network (ICN) in 2007 which is an international body providing antitrust agencies from developed and developing countries with a focused network for addressing practical antitrust enforcement and policy issues of common concern. The TCA prepared the “Recommended Practices for State-Created Monopolies” under the Unilateral Conduct Working Group (UCWG) while acting as the co-chair of the Competition Policy Implementation Working Group (CPI Working Group).
     The work continues under the CPI Working Group via two sub-groups. The first sub-group has realized the “effectiveness project”. 20 agencies from 17 countries have participated in this project, and they have given written or oral responses to questionnaires prepared. The TCA is one of the associate reporters of this report (“Agency Effectiveness Project”) as well. The goal is to determine a relationship, if any, between the priorities, financial and human resources and effectiveness of agencies. The second sub-group inquired during the year about how the association and consultancy programs of the ICN could be more active, and carried out experimental tele-conferences by voluntary agencies to this end.
     Meanwhile, year 2007 continued to be significant from the EU perspective. The 2007 Progress Report states that the anti-trust rules and mergers, over which the TCA has responsibility, legislation and enforcement were deemed appropriate; whereas several benchmarks remained to be fulfilled with respect to the state-aid field.
     Important developments have been experienced by the TCA since its formation. In this regard, legislative changes are of particular importance. On July 12, 2005, Act No. 5388 became effective which brought important amendments to Act No. 4054. Act No. 5388 was aimed to wipe out implementation problems and to bring the legislation more in line with EU Acquis. In 2007, a 40% market share threshold was incorporated in the Block Exemption Communiqué on Vertical Agreements (Communiqué No: 2002/2) to take agreements and practices of undertakings with market power out of the scope of the block exemption. With the introduction of the threshold, undertakings with market power will not be able to conclude vertical agreements that have the potential to impose barriers to market entry on actual and/or potential competitors. In particular, any articles in agreements which provide for exclusivity create a significant entry barrier to the market for the competitors if imposed by powerful undertakings on their customers. Through the introduction of the market share threshold, competitive conditions would be ameliorated for rivals as well as undertakings willing to enter the market.
          In addition to this legislative amendment, in 2007 the TCA designed an action plan for an amendment to the Competition Act as well as introduction of new secondary legislation in the form of communiqués and guidelines to be more effective based on its 11 years of enforcement. It is expected that this action plan will be enacted in 2008.
     INTELLECTUAL PROPERTY
     Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. According to this Law, the author has the exclusive right to perform, authorize or present with respect to the works mentioned above, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship to the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.
     After the foundation of the Republic, Turkey ratified a number of international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Organization (“WIPO”) in 1976. Turkey was also a member of the former International Patent Institute (“IIB”) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.
     Until 1994, the industrial property system was administered in Turkey by the Industrial Property Department under the Ministry of Industry and Trade. With the Decree Law No. 544, which became effective in June 1995, a government authority with financial and administrative autonomy, named Turkish Patent Institute (“TPI”), was established to adapt the modern industrial property system of the developed world. The Decree Law No. 544 was amended with the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. Furthermore, Law No. 5194 amended other Decree Laws which provided protection for patents, trademarks, industrial design and geographical indications came into force on June 22, 2004. Under this Law, the penalty provisions of Decree Laws 551, 554, 555, and 556 were updated and harmonized.
     The main task of the TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information to the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in the enactment of various laws, decree laws, and regulations between 1994 and 2005.
     A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council in 2000.
     Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 38 European countries, including four extension states on the basis of a single application. Recently, Turkey has ratified the revised version of the EPC (EPC 2000), which came into force on December 13, 2007. The revision aims to provide for the adaptation and harmonization of EPC with the international laws particularly Trade-Related Aspects of Intellectual Property (TRIPS) and Patent Law Treaty (PLT).
     In June 1995, Turkey enacted the Decree Law (KHK No. 556) which brought Turkish trademark law into compliance with the requirements of three international agreements. This Decree fulfills obligations under the most recent amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states, which are effective from the date of the first application. This Decree incorporates provisions of the law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, it complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.
     Turkey also ratified the Madrid Protocol and entered it into force on January 1, 1999. The Madrid Protocol is one of the two treaties governing the system of international registration of marks to which 76 states are party as of August 2008. It aims to render the Madrid System more flexible and more compatible with the domestic legislation of certain countries that had not been able to accede to the Agreement.
     The Trademark Law Treaty, currently in effect in 41 countries and has been in effect in Turkey as of January 1, 2005. This treaty makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the procedure safe for the owners of marks and their representatives.
     The Turkish Patent Decree Law provides a foundation for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Since 1994, the Patent Institute received over 36,376 patent applications, of which more than 29,265 were filed by foreign applicants. Turkey has also ratified the Strasbourg Agreement concerning international patent classification and the Patent Cooperation Treaty (“PCT”). The PCT makes it possible to seek patent protection for an invention simultaneously in each of a large number of countries by filing an international patent application.
     Turkey has ratified the Locarno Agreement establishing international classification and the Geneva Act of the Hague Agreement concerning international registration.
     The Law on the Protection of Topographies of Layout-Designs of Integrated Circuits (Law No. 5147) and its Implementing Regulation were entered into force in April 30, 2004 and December 30, 2004 respectively.
     SOCIAL SECURITY SYSTEM
     The pay-as-you-go social security system in Turkey has three social security institutions which cover different parts of the labor market. Law No. 5502, published in Official Gazette on May 20, 2006 combined these three institutions (which are described below) into the “Social Security Institution”:
     Sosyal Sigortalar Kurumu (SSK) has been providing health and old-age pension benefits to workers since 1946.
     Bağ-Kur (BK), established in 1972, provides pension and health care benefits to self employed people (including the agricultural sector).
     Emekli Sandığı (ES) was established in 1950 to provide pension benefits to civil servants; healthcare benefits to pensioners and their families. ES also coordinates the activities of the non-contributory pension scheme for elderly and disabled people.
     In 1999, a reform process was carried out to reduce the financial deficit of the social security system. A new comprehensive reform process was initiated in 2004 that includes four major components: health, pension, social assistance and the creation of a new institutional structure. Consequently, Law No. 5502 on Social Security Institution was approved by the Assembly on May 16, 2006 and published in the Official Gazette on May 20, 2006 (No. 26173). Law No. 5510 on Social Security and General Health Insurance was approved by the Assembly on May 31, 2006 but was not put into effect because it was declared unconstitutional. The Social Insurance and Universal Health Insurance Law was approved by the Turkish Grand National Assembly and published on the Official Gazette in May 2008. This law aims to reinforce the effect of the 1999 reform, to take advantage of the window of demographic opportunity, and to reduce the financial deficit of the system to less than 1% of GDP. The draft law on social assistance is still in progress. Through this reform, the following changes, among others, were introduced to the existing system:
•	An obligatory, premium-based health insurance scheme will be established that will provide high quality health service to the entire population. In connection with the program, cost-effective financial management initiatives will be established in harmony with the “Transformation in Health Program” carried out by the Ministry of Health. Additionally, modern control and monitoring systems such as online provisions, treatment protocol, and package deals will be used both to protect the well being of the insured and to prevent abuses.

•	The pension component focuses on issues such as the retirement age, replacement rate and adjustment of salaries, and the transformation of the retirement regime into a financially sustainable structure.

•	Social benefits and services will be based on objective benefit criteria attainable by all groups in need.

•	A new institutional structure will focus on providing the services above in a modern and efficient manner.
     Alterations in the basic parameters of the social security system are shown in the following table.

	Before 1999	1999 Reform	Law 5510
Retirement Age (women/men)	20 / 25 working years	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2035

Contribution Period (SSK)	5000 days	7000 days	7200 days

Reference Period	Last 5 — 10 years	Whole Working Life	Whole Working Life

Valorization of Contribution for SSK and BK	Varies according to working years	100% real GDP growth+ 100% CPI	100% CPI + 30% real GDP growth

Replacement Rate	Varies according to working years, between 70% and 90%	• (For SSK and BK members) 3.5% for the first 10 years; 2% for the next 15 years; and 1.5% for the remaining years	2% (accrual rate will be implied as 3% for the current insured (who did not complete 3600 days of contribution) until such insured completes the required 3600 contribution days)
• (For ES) 3% for each year for the first 25 years and 1% for the remaining years

Increase in Pensions	Indexed to CPI	Indexed to CPI	Indexed to CPI
     In addition to the redesign of the social security system, the reform in 1999 introduced the compulsory unemployment insurance scheme which covers only SSK contributors (workers). The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance and SSK is responsible only for collecting and transferring premiums to the professionally-managed Unemployment Insurance Fund. Contribution rates for unemployment insurance are 4% (employees, employers and the state pay 1%, 2% and 1%, respectively). In order for a worker to get unemployment benefits, he/she must pay unemployment insurance premiums for at least 600 days in the last 3 years and all unemployment insurance premiums in the last 120 days. Since March 2002, the Unemployment Insurance Fund began paying out unemployment benefits.
     Law No. 4632 (Individual Pension Savings and Investment System) aims at (a) establishing the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards direct individual pension savings to investment, (b) improving the welfare level by providing a supplementary income during retirement and (c) contributing to economic development by creating long-term resources for the economy and thereby increasing employment. The pension companies have started to sell their pension products as of October 27, 2003. As of the end of 2007, there were 10 companies, a total of 1,457,704 participants and a total of 1,576,273 active contracts in the system. The total amount of funds in the system was YTL 4,566 million (approximately $3.938 billion).
     The following table summarizes the revenues, expenditures, deficits and budgetary transfers of the SSIs for the years indicated:

Table No. 15
Revenues and Expenditures of Social Security Institutions (Million YTL)

	2003	2004	2005	2006	2007

Revenues	27,917	34,689	41,249	53,831	56,875
Expenditures	41,336	50,622	59,941	71,867	81,915
Rev. — Exp.	-13,420	-15,932	-18,692	-18,037	-25,041
Budgetary Transfers (BT)	15,884	18,830	23,322	22,892	33,060
BT as % of GNP	3.49%	3.37%	3.59%	3.02%	3.86%

Source: www.sgk.gov.tr
EXCHANGE RATES AND EXCHANGE POLICIES
     The Central Bank implemented a floating exchange rate regime in 2003. In 2003, the most important factor that affected the transactions of the Central Bank was Operation Iraqi Freedom. Although excess liquidity was observed in the markets in 2003, the Central Bank announced that it would serve as lender of last resort when liquidity needs were apparent. In addition, the Central Bank announced that it would intervene in the foreign exchange market when there was excess volatility stemming from Operation Iraqi Freedom. On March 20, 2003 (when Operation Iraqi Freedom began), interest rates on borrowing decreased and the Central Bank announced that there would be no limit on funding to banks. With respect to foreign exchange transactions, foreign exchange deposits in terms of U.S. dollars were supplied to eliminate the shortage in foreign exchange markets and interest rates on foreign exchange deposits were decreased from 12% to 8%. On the other hand, it was announced that foreign currency banknote demand in the banking sector would be satisfied via foreign exchange and banknote markets. On March 24, 2003, interest rates on foreign exchange deposits were further decreased from 8% to 6% as additional support for the banking sector. The measures taken by the Central Bank and the short duration of Operation Iraqi Freedom prevented a potential market turmoil that could have endangered price stability.
     On April 25, 2003, the first rate cut was undertaken by the Central Bank and the overnight rate decreased from 44% to 41%. Improvements in the expectations accelerated after May 2003. The repatriation of domestic and foreign currency deposits caused excess supply of foreign exchange and appreciation of the Turkish Lira. The Central Bank started foreign exchange buying auctions on May 6, 2003 as a response to appreciation in domestic currency stemming from reverse currency substitution. The foreign exchange buying auctions were undertaken until October 2003. In addition to these regular foreign exchange buying auctions, the Central Bank intervened in the foreign exchange market six times to prevent excess volatility. The first foreign exchange buying intervention was undertaken on May 21. The Central Bank bought $9.9 billion via regular foreign exchange buying auctions and foreign exchange interventions. In every foreign exchange market intervention, the Central Bank announced that it would intervene in the markets only in cases of excess volatility and there would be no change in floating exchange rate regime. Foreign exchange interventions and foreign exchange buying auctions are consistent with a floating exchange rate regime, which is a significant part of the monetary policy framework.
     The Central Bank continued to implement the floating exchange rate regime in 2004, purchasing a total of $5.4 billion of foreign exchange during this period. After taking into account developments in foreign exchange supply, the Central Bank resumed daily foreign exchange buying auctions on January 23, 2004. The Central Bank intervened in the foreign exchange markets on February 16, 2004 after observing accelerating volatility in exchange rates due to optimistic expectations about the Cyprus talks.
     Exchange rates started to increase rapidly in April 2004 due to the expectations of a possible rise in interest rates in the United States, uncertainty about Turkey’s accession into the EU and the Cyprus talks. On April 15, 2004, the Central Bank decreased the amount of daily foreign exchange buying auctions and auctions were suspended completely on April 27, 2004. On May 11, 2004, the Central Bank directly intervened into the foreign exchange market after observing excessive volatility caused by reduced foreign exchange liquidity arising from the currency substitution process and anxiety created in the market as a result of unfavorable domestic and external developments. In the period following the intervention, exchange rates started to move in a downward direction due to the approaching tourism season, interest rate moves in the United States, Turkey’s relations with the EU and the IMF, and Turkey’s successful economic performance.
     In July 2004, exchange rates declined significantly in accordance with the downward trend in market interest rates. In August, exchange rates began to rise due to banks closing their open positions and the effects of increased currency substitution. In September, political and economic developments on the domestic and international scene, accompanied by contraction in foreign exchange liquidity stemming from currency substitution, led to the same volatility in exchange rates that was observed earlier in the year.
     The Central Bank resumed foreign exchange buying auctions on December 22, 2004. Unlike previous buying programs, however, the Central Bank announced an annual auction program in order to minimize the effects of buying auctions on the foreign exchange market, hoping to only slightly affect foreign exchange supply and demand and to preserve the basic principles of the floating exchange rate regime.

     The floating exchange rate regime continued to be operative in the year 2005. Under this regime, exchange rates were determined by the supply and demand conditions in the foreign exchange market and the Central Bank did not have any targets for exchange rate levels. This framework also included discretionary volatility interventions and foreign exchange auctions with the purpose of reserve accumulation.
     The Central Bank had been pursuing a reserve accumulation strategy since the year 2002, considering the need for future external debt service of the public sector and, in the long term, gradually reducing the Foreign Exchange Deposit Accounts with Credit Letters. Therefore, the Central Bank held foreign exchange auctions when there was excess foreign exchange supply. Unlike the previous years, however, the Central Bank started to announce the annual auction program and strictly adhered to the announced program in 2005. The aims of announcing the auction program were to keep the impact of the auctions on the supply and demand conditions in the markets at a minimum level and stick to the main principles and the functioning of the floating exchange rate regime. In this framework, the total daily amount of auctions for the year 2005 was determined as $15 million and an additional selling option up to 200% of the total amount sold in the auction was granted to the winning institution. Accordingly, the maximum daily amount that can be purchased equaled $45 million, with $15 million of auction amount and $30 million of optional selling amount.
     On the other hand, in addition to the foreign exchange auctions, as a reaction to the excess volatility of the foreign exchange rates, the Central Bank intervened in the foreign exchange markets six times in 2005. Central Bank closely monitors the foreign exchange markets and intervenes in order to prevent potential or future excess volatility in exchange rates in both directions. Since October 21, 2005, the data on direct foreign exchange purchase or sale interventions has been to be published on the website of the Central Bank for the purpose of transparency.
     In 2005, the negotiations with the European Union regarding Turkey’s full membership, the interest rate decisions of the Federal Reserve (FED), the IMF Reviews and the rising oil prices were the major sources of the fluctuations in the exchange rate movements. The first intervention was made in January 2005, when the FX supply increased considerably due to favorable market expectations resulting from the anticipation that a 3-year stand-by agreement would be made with the IMF. Later on, because of factors such as lower than expected monthly inflation figures for February 2005, Moody’s change of Turkey’s outlook from neutral to positive and increased international demand for YTL denominated instruments, an excess volatility occurred in the FX markets and this led the Central Bank to purchase another $2.4 billion in March 9, 2005. The third intervention to the FX markets in 2005 has been made in June due to the ongoing positive expectations about the Turkish economy that resulted in excessive volatility in USD/YTL FX rate. Improved expectations that the FED funds rate would not reach higher levels, depreciation of the USD in international markets, and the intense interest of foreign investors for YTL led the USD/YTL exchange rate to continue its downward trend in July. On 22 July 2005, the Central Bank purchased $2.4 billion through direct intervention. The Central Bank does not only intervene when there is excess volatility, it can also intervene when volatility is likely. The intervention that was made the day after the beginning of the negotiations with the EU on October 3, 2005 is an illustration of such a case, since the Central Bank withdrew $3.3 billion from the market due to the anticipated volatility in exchange rates. Finally, on November 18, 2005, as a result of the increased global liquidity and the international depreciation of the USD, the Central Bank withdrew $3.2 billion from the market so as to prevent both the current and the anticipated volatility.
     To sum up, the Central Bank purchased foreign exchange throughout the year 2005, since the foreign exchange supply increased more than the foreign exchange demand due to the favorable global liquidity conditions, expectations about the Turkish economy, the downward trend in the inflation rates and ongoing reverse currency substitution, which resulted in excess volatility in foreign exchange markets. As a result, the Central Bank bought a total amount of $22,007 million in 2005; of which $14,565 million stemmed from the six interventions and $7,442 stemmed from the 242 daily foreign exchange buying auctions.
     In 2006, the Central Bank continued to implement a floating exchange rate regime. Under this framework, exchange rates are determined by the demand and supply conditions in the foreign exchange market and the Central Bank does not target any level of exchange rates. However, the Central Bank retains the option of using discretionary intervention to prevent excessive exchange rate volatility. Besides, the Central Bank may conduct foreign exchange purchase auctions, the terms and conditions of which are announced in advance, to improve the international reserve position conditional on the strength of the balance of payments position and the reverse currency substitution.
     Until May 2006, the favorable economic environment in Turkey had been supported by positive inflation and growth outlook, the encouraging developments regarding the EU accession negotiation process, and the flow of international liquidity to emerging markets. All these served for higher capital inflows to Turkey and proper ground for foreign exchange buying auctions. However, starting from May 16, 2006, the Bank decided to suspend daily FX buying auctions for a certain period of time and on June 13, 2006 and June 23, 2006, the Central Bank decided to directly intervene in the market by selling foreign currency in order to prevent the excessive volatility observed in the foreign currency market due to global liquidity conditions. In these interventions, total amounts of $0.5 billion and $0.8 billion were sold, respectively. Moreover, as the demand for foreign exchange has increased and there was excess New Turkish Lira liquidity in the markets, the Central Bank announced that it would hold foreign exchange selling auctions to reduce the excessive volatilities in exchange rates if necessary. In this context, the Central Bank also sold $1 billion in two foreign exchange sale auctions held on June 26-27, 2006.
     Following the measures taken by the Central Bank against the volatility in financial markets in May and June 2006 and improved global liquidity conditions, the foreign exchange market became relatively stable. For this reason, the Central Bank decided to resume foreign exchange buying auctions as of November 10, 2006. Accordingly, the maximum daily amount to be purchased in the auctions has been set at $45 million, with $15 million for auction amount, and $30 million for optional selling amount (200 % of the total amount sold).
     The Central Bank continued to implement the floating exchange rate regime in 2007 in compliance with the principles mentioned above. In its announcement entitled “Monetary and Exchange Rate Policy in 2007”, the Central Bank announced the maximum daily FX amount to be purchased in the auctions for 2007 as $45 million, with $15 million for auction amount and $30 million for optional selling amount. It was also indicated that foreign exchange buying auctions would continue within the framework of the program announced unless extraordinary differences were observed in foreign exchange liquidity.
     During the January-July 2007 period, the Central Bank conducted foreign exchange purchasing auctions consistent with the principles stated earlier in its announcement. However, starting from the end of July, due to the ending of general elections and positive expectations on macroeconomic policies being in place, it was considered that the capital inflows to Turkey would remain strong and residents might not be as willing to increase their foreign exchange deposit accounts as they had been in the previous period and thus, the foreign exchange supply would gradually increase compared to the foreign exchange demand unless dramatic changes in the international liquidity conditions occur. Therefore, starting from July 25, 2007, the maximum daily amount to be purchased in the auctions was increased to $120 million, with $40 million of auction amount and $80 million of optional selling amount with the aim of accelerating the foreign exchange reserve build-up. However, in line with the developments in the emerging markets triggered by unfavorable developments in the housing and credit markets of developed countries, markets in Turkey have become increasingly volatile. Against this background, the maximum daily amount to be purchased in auctions has been reduced again to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of August 15, 2007. Finally, as the measures towards easing the problems experienced by central banks in the housing and credit markets triggered strong capital inflows to Turkey along with other developing countries via reducing the volatilities in these markets and generating a further increase in global risk appetite, the maximum daily amount to be purchased in daily auctions was increased to a maximum amount of $90 million, $30 million of which as auction amount and $60 million as optional selling amount to be held as of October 9, 2007.
     As of the end of 2007, a total of $9.9 billion in foreign currency was purchased through the regular auctions in 2007 and the Central Bank did not exercise direct intervention into the market in 2007. Moreover, the foreign exchange reserves of the Central Bank amounted to $71.3 billion as of December 28, 2007.
     Table No. 16
Central Bank Direct Interventions and Auctions (million USD)

	Interventions		Auctions
	Purchase	Sale	Purchase	Sale
2003	2,788	—	5,652	—
2004	1,283	9	4,104	—
2005	14,565	—	7,443	—
2006	5,441	2,105	4,296	1,000
2007	—	—	9,906	—
Source: CBT.
     The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Deutsche Mark, Japanese Yen and against a currency basket:

Table No. 17
Exchange Rates (1)

Period		Turkish Lira		Turkish Lira
Average	Turkish Lira per	per Deutsche	Turkish Lira per	per Japanese	Turkish Lira per
Year	U.S. Dollar	Mark	Euro	Yen (4)	Currency Basket

2001	1,231,322.05	561,888.54	1,098,958.46	10,108.99	2,077,520.07	(2)
2002	1,513,102.41	658,271.00	1,436,662.02	12,151.49	2,619,332.17	(2)
2003	1,500,269.07	—	1,693,429.60	12,942.94	2,804,209.00	(2)
2004	1,429,201.65	—	1,776,210.74	13,209.21	2,796,883.92	(2)
2005 (3)	1.34726	—	1.67759	1,22577	2.63900	(2)
2006	1.43801	—	1.80868	1.23699	2.83070	(2)
2007	1.30779	—	1.78676	1.10935	2.68360	(2)
Period End At December 31st
2001	1,446,510.00	651,504.00	1,274,231.00	11,045.00	2,427,667.87	(2)
2002	1,642,384.00	658,271.00	1,711,693.00	13,769.00	2,960,387.61	(2)
2003	1,393,278.00	—	1,753,489.00	13,113.00	2,752,753.53	(2)
2004	1,348,600.00	—	1,835,600.00	12,999.00	2,762,012.00	(2)
2005 (3)	1.34950	—	1.59810	1.14490	2.58004	(2)
2006	1.41990	—	1.86760	1.19510	2.85795	(2)
2007	1.17030	—	1.71840	1.03470	2.49350	(2)

(1)	Central Bank foreign exchange selling rates.

(2)	The basket consisting of $1.00 and EUR0.77.

(3)	The values are quoted in New Turkish Lira (YTL) after January 1, 2005.

(4)	The quotas are for Turkish Lira per 100 Japanese Yen since January 1, 2005.
Source: CBT
INTERNATIONAL LENDING
     Following the February 2001 crisis, the Governor of the Central Bank, Gazi Ercel, the Undersecretary of the Treasury, Selcuk Demiralp, and the president of the Banking Regulation and Supervision Agency, Zekeriya Temizel, all resigned. On March 13, 2001, Kemal Dervis, a former Turkish economist at the World Bank who served as Vice President for poverty reduction and economic management, became State Minister for the economy, replacing Recep Onal. In addition, as part of the Government’s new economic team, Mr. Sureyya Serdengecti was appointed as the new Governor of the Central Bank and Mr. Faik Oztrak was appointed as the Undersecretary of the Treasury.
     On March 19, 2001, the Government approved an outline of a national program of economic, political, and judicial reforms to prepare the country for accession talks with the European Union (the “EU”) and to provide a financial recovery plan. On April 14, 2001, Mr. Dervis announced a program aimed at restoring confidence in Turkey’s economy. Under this program, public spending was cut for the rest of 2001, bureaucratic hiring and wages were frozen, and the Turkish Lira continued to float against other currencies. Finally, on May 15, 2001, Turkey, the IMF and the World Bank reached an agreement for an approximately $10 billion package, which was in addition to the $6.5 billion in IMF funds to be disbursed under the Stand-By Agreement and the SRF, with $3.8 billion drawn immediately within the scope of the sixth and seventh reviews.
     Turkey quickly began to effect the reforms sought by Mr. Dervis and carried out a series of structural reforms concerning, among other things, the banking sector, the telecommunications sector, reform of the Central Bank, duty losses, the liberalization of the natural gas, electricity, sugar and tobacco markets and the maintenance of strict fiscal and monetary policies.

     On June 15, 2001, the Treasury invited Turkey’s banks to participate in two debt-swap packages designed to alleviate the cost of the Treasury’s domestic debt and extend the maturity of domestic borrowing. The Treasury issued three-year and five-year foreign currency-linked bonds and one- to two-year Turkish Lira floating rate notes in exchange for TL9,335 trillion ($8.1 billion) in shorter term domestic treasury bills. The swaps resulted in a coverage ratio of 76.0% for the Treasury. The swaps lengthened the average maturity of debt from 6 months to 37.5 months. As a result of the swaps, the total domestic debt service in 2001 declined by more than $6.8 billion.
     On July 12, 2001, the IMF and World Bank agreed to disburse the $3.3 billion loan tranche.
     On August 3, 2001, the IMF released a $1.5 billion loan tranche for Turkey. According to the IMF’s board of directors there were encouraging signs that the economic downturn was ending and inflation rates were decreasing as planned, which could result in a reduction of interest rates.
     The last tranche of the loan, amounting to $3 billion, was released at the end of November 2001 after the completion of the tenth review by the IMF Executive Board of Directors and drawn in December 2001. After this tranche, Turkey had approximately $4.3 billion available under the existing IMF’s Stand-By arrangement and the SRF, which was subject to IMF reviews.
     In 2002, the International Monetary Fund (the “IMF”) Executive Board and Turkey agreed on a stand-by arrangement for 2002-2004 (the “2002-2004 Stand-By Arrangement”), which provided for international lending of up to SDR 12.8 billion. During 2002, 2003 and 2004 Turkey drew SDR 11.9 billion (at the time of the release of the eighth tranche under the 2002-2004 Stand-By Arrangement on July 30, 2004, approximately $17 billion) under the 2002-2004 Stand-By Arrangement. At the time of the release of the fifth tranche on August 1, 2003, the IMF also amended Turkey’s principal repayment schedule and, as a result, a total of $4.4 billion of scheduled repayments due in 2004 was deferred to 2005 and a total of $7 billion due in 2005 was deferred to 2006.
     On September 20, 2004, Turkey and an IMF team began program discussions for a new stand-by arrangement. On December 14, 2004, an agreement on the draft letter of intent was reached. On April 26, 2005, Turkey submitted a new Letter of Intent and Memorandum of Economic and Financial Policies to the IMF. On May 11, 2005, the IMF Executive Board approved a new three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance was expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006.
     On June 15, 2005, the head of the IMF mission visiting Turkey announced that an agreement had been reached in principle on a draft letter of intent and the policy actions needed to complete the first program review. Another IMF mission, which visited Turkey between September 8 and September 21, 2005, made progress on a range of key policy issues, including the macroeconomic framework for 2006; plans for implementation of the pending pension reform; measures to strengthen collection of social security contributions; steps to improve tax administration; options for reform of the tax regime; the preparations for launching formal inflation targeting in January 2006; and plans for strengthening the institutional framework for bank supervision. Another IMF mission visited Turkey between October 12, 2005 and October 25, 2005 to continue discussions with the Turkish authorities on progress in the implementation of the 2005-2008 Stand-By Arrangement. On October 25, 2005, it was announced that the IMF mission concluded discussions under the first two reviews of the 2005-2008 Stand-By Arrangement and that an agreement had been reached in principle on a draft letter of intent and on the actions needed to facilitate the IMF Executive Board consideration of the reviews. The first and second reviews were finalized by the IMF Executive Board on December 9, 2005 and thereafter an amount equivalent to SDR 1,110.34 million (approximately $1.58 billion as of December 9, 2005) was made available for release to Turkey.
     On May 8, 2006, an IMF mission started program review discussions under the 2005-2008 Stand-By Arrangement. On May 22, 2006, it was announced that the discussions under the third and fourth reviews of the 2005-2008 Stand-By Arrangement were completed and that an agreement had been reached on the draft letter of intent. The new Letter of Intent was signed and submitted to the IMF on July 7, 2006. On July 28, 2006, it was announced that the third and fourth reviews of the 2005-2008 Stand-By Arrangement were approved by the IMF Executive Board and an amount equivalent to SDR 1,249.2 million (approximately $1,849.0 million as of September 27, 2006) was made available for release to Turkey. On October 23, 2006, it was announced that the IMF mission had concluded its discussions related to the fifth review of the 2005-2008 Stand-By-Arrangement and an agreement on the draft Letter of Intent was reached. The new Letter of Intent was signed and sent to the IMF on November 27, 2006. The fifth review was approved by the IMF Executive Board on December 13, 2006 and thereafter an amount equivalent to SDR749.5 million (approximately $1.13 billion, as of December 13, 2006) was made available for release to the Republic.
     In October 2003, the Government and the World Bank agreed on a new Country Assistance Strategy (“CAS”) to define a strategic framework for the World Bank’s support to Turkey. The Board of Directors of the World Bank approved the new Country Assistance Strategy for the 2003-2006 period on November 6, 2003. The CAS initially envisaged a World Bank lending program in an amount up to $4.5 billion. On December 2, 2005, it was announced that the Republic and the World Bank agreed to a one-year extension of the CAS program, which increased the total size of World Bank lending to the Republic to $6.5 billion for the 2003-2007 period. In fiscal years 2004 to 2007 (the fiscal year for the World Bank begins July 1 and ends June 30), the World Bank committed $1.59 billion, $1.80 billion, $1.35 billion, and $1.36 billion, respectively, as program and project loans.
     On June 17, 2004, the Board of Directors of the World Bank approved the Third Programmatic Financial and Public Sector Adjustment Loan (PFPSAL-III) in the amount of $1 billion aiming to provide support to the Republic’s financial and public sector reform program while ensuring that social programs are adequately funded. The first tranche of this loan, amounting to $500 million, was disbursed on July 5, 2004 and the second tranche of the PFPSAL-III loan was released on June 22, 2006, after the preconditions for its release were satisfied. The preconditions included the enactment of the Agriculture Law (Law No. 5488); preparation of the strategic plan of Banking Regulation and Supervision Agency (BRSA) and the institutional development plan of the SDIF; selection of the financial advisor for the privatization of Halkbank; preparation of a plan for the privatization of Halkbank ; and finalization of the Vakifbank privatization. On July 29, 2006, the Board of Directors of the World Bank approved the Programmatic Public Sector Development Policy Loan (“PPDPL”) in the amount of $500 million. This loan supported Turkey’s public sector reform efforts in the areas of social security and social assistance, public finance and expenditure management and public administration and governance. In 2007, the World Bank supported economic policies through the Competitiveness and Employment Development Policy Loan (“CEDPL”) of $500 million in the areas of investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills. The CEDPL was approved on June 28, 2007 by the Board of Directors of the World Bank and the total amount of the loan was released on July 20, 2007.
     On February 11, 2005, Moody’s outlook for its B1 rating for Turkey was upgraded from stable to positive. On December 14, 2005, Moody’s again upgraded Turkey’s rating from B1 (positive outlook) to Ba3 (stable outlook). On December 6, 2005, Fitch Ratings revised Turkey ‘s outlook for its BB- rating from stable to positive. On January 23, 2006 Standard & Poor’s outlook for its BB- rating for Turkey was revised from stable to positive. On June 27, 2006, Standard and Poor’s revised Turkey’s outlook for its BB- rating from positive to stable.

(1)	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.55223 on September 25, 2007.
FOREIGN TRADE AND BALANCE OF PAYMENTS
FOREIGN TRADE
     Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 2001 to 2007, total exports increased at an average annual rate of 22.8%. The value of Turkey’s exports rose from approximately $31.3 billion in 2001 to approximately $107.3 billion in 2007. In 2007, merchandise exports (including shuttle trade and transit trade) increased by 23% compared to 2006 and reached $114.3 billion and exports f.o.b. (excluding shuttle trade and transit trade) increased by 25.4% compared to 2006 and reached $107.3 billion.
     In 2007, the trade deficit (including shuttle trade) was $46.7 billion compared to $40.9 billion in 2006. The current account balance produced a deficit of $37.7 billion in 2007, compared to a deficit of $31.9 billion in 2006.
     The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 94.2% of total exports in 2006 while the share of agricultural products in total exports was 3.5%. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. For example, while textiles and clothing products increased 16.2% to 22.6 billion in 2007, exports of food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 32.1% to $56.4 billion.

     Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.
     In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.
     Turkey’s principal trading partners have traditionally been EU member countries. In 2007, EU member countries accounted for 56.3% of total exports and 40.3% of total imports, compared to 56% and 42.6%, respectively, in 2006. The largest total export market for Turkish products was Germany, which accounted for 11.2% of total exports in 2007 compared to 11.3% in 2006.
     To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European Countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (“GSP”) towards the least developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.
     The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:
Table No. 18
Terms of Trade — Foreign Trade, Value, Volume

	2003	2004	2005	2006	2007
	in millions of U.S. dollars
Exports f.o.b.(1)	47,253	63,167	73,476	85,535	107,262
Imports c.i.f.(2)	69,340	97,540	116,774	139,576	170,063
Consumption goods	7,813	12,100	13,975	16,116	18,694
Capital goods	11,326	17,397	20,363	23,348	27,054
Intermediate goods	49,735	67,549	81,868	99,605	123,640
Oil	4,777	6,092	8,649	10,706	11,784
Other	44,958	61,458	73,219	88,898	111,855
Total exports	(percentage change from previous year)
Value	31.0	33.7	16.3	16.4	25.3
Price	12.7	16.6	6.0	3.5	12.6
Volume(3)	16.3	14.6	9.7	12.5	11.3
Total imports(2)
Value	34.5	40.7	19.7	19.5	21.8
Price	12.8	16.0	7.0	8.6	9.6
Volume(3)	19.3	21.3	11.9	10.0	11.1
Terms of trade	-0.1	0.6	-0.9	-4.7	2.7

(1)	Excluding transit trade and shuttle trade.

(2)	Excluding transit trade and non-monetary gold.

(3)	Volume changes are obtained by dividing value changes by price changes.

     Sources: SPO and TURKSTAT.
     The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:
Table No. 19
Exports (fob)6 by Sector and Commodity

	Annual					Percentage Change
	2003	2004	2005	2006	2007	2004/03	2005/04	2006/05	2007/06
	(in millions of U.S. dollars unless otherwise indicated)
Agricultural and Forestry	2,121	2,542	3,329	3,481	3,725	19.9	31.0	4.6	7.0
Agriculture and farming of animals	2,105	2,526	3,314	3,467	3,709	20.0	31.2	4.6	7.0
Forestry and logging	16	16	15	14	16	-0.5	-7.3	-5.9	13.4
Fishing	81	103	140	131	158	27.7	35.3	-6.2	20.9
Fishing	81	103	140	131	158	27.7	35.3	-6.2	20.9
Mining and Quarrying	469	649	810	1,146	1,661	38.4	24.8	41.5	44.9
Mining of coal, lignite and peat	1	2	3	1	2	73.0	12.2	-53.5	60.3
Crude petroleum and natural gas	3	0	12	1	0	—	—	-90.7	—
Mining of uranium and thorium ores Metal ores	101	187	248	468	853	84.7	32.8	88.9	82.2
Other mining and quarrying	364	460	548	676	801	26.5	19.0	23.4	18.6
Manufacturing	44,378	59,579	68,813	80,246	101,024	34.3	15.5	16.6	25.9
Food products and beverages	2,650	3,349	4,272	4,339	5,164	26.4	27.5	1.6	19.0
Tobacco products	90	78	122	182	195	-13.1	56.0	49.0	7.3
Textiles	6,841	7,998	8,743	9,266	10,800	16.9	9.3	6.0	16.6
Apparel	8,154	9,340	9,925	10,175	11,794	14.5	6.3	2.5	15.9
Luggage, saddlery and footwear	286	328	370	436	559	14.7	12.9	17.9	28.0
Products of wood and cork	146	204	250	336	455	39.6	22.7	34.4	35.4
Paper and paper products	367	457	559	601	835	24.6	22.2	7.6	38.8
Printing and publishing	67	82	105	108	130	22.6	27.9	2.5	21.0
Coke, petroleum products and nuclear fuel	954	1,364	2,519	3,402	4,922	43.1	84.6	35.0	44.7
Chemicals and chemical products	1,926	2,556	2,818	3,481	4,055	32.7	10.2	23.5	16.5
Rubber and plastic products	1,464	1,959	2,486	3,016	3,926	33.8	26.9	21.3	30.2
Other non-metallic minerals	1,800	2,317	2,687	2,799	3,395	28.7	16.0	4.2	21.3
Manufacture of basic metals	3,884	6,816	6,888	9,334	12,325	75.5	1.1	35.5	32.1
Manufacture of fabricated metal products (exc. machinery)	1,503	2,200	2,685	3,350	4,249	46.3	22.0	24.8	26.8
Manufacture of machinery and equipment	3,119	3,913	4,865	6,006	8,027	25.5	24.3	23.4	33.7
Office, accounting and computing machinery	41	52	70	89	130	27.7	33.3	27.8	46.0
Electrical machinery and apparatus	1,221	1,576	1,933	2,822	4,106	29.1	22.7	46.0	45.5
Communication and apparatus	1,948	2,883	3,150	3,088	2,766	48.0	9.3	-2.0	-10.4
Medical, precision and optical instruments, watches	129	173	198	244	337	34.2	13.9	23.5	38.2
Motor vehicles and trailers	5,437	8,813	10,226	12,677	17,016	62.1	16.0	24.0	34.2
Other transport	1,037	1,349	1,707	2,140	2,743	30.0	26.6	25.4	28.2
Furniture	1,315	1,771	2,238	2,356	3,096	34.7	26.4	5.3	31.4
Recycling	0	0	0	0	0
Electricity, Gas and Water Supply	20	60	103	124	169	199.5	71.9	19.5	36.6
Electricity, gas and steam	20	60	103	405	169	199.5	71.9	291.9	-58.4
Wholesale and Retail Trade	183	231	280	405	474	26.3	21.3	44.9	16.9
Wholesale and retail trade	183	231	280	405	474	26.3	21.3	44.9	16.9

[6]	Excluding shuttle trade and transit trade.

	Annual					Percentage Change
	2003	2004	2005	2006	2007	2004/03	2005/04	2006/05	2007/06
	(in millions of U.S. dollars unless otherwise indicated)
Other Business Activities	0	1	0	0	1	1563.6	-80.9	64.5	229.1
Other business activities	0	1	0	1	1	1563.6	-80.9	438.0	0.6
Social and Personal Activities	1	2	1	1	1	66.9	-42.8	50.2	-2.4
Total	47,253	63,167	73,476	85,535	107,214	33.7	16.3	16.4	25.3

Source: TURKSTAT
     Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldavia, Romania, the Russian Federation, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of Turkey—International Organizations.”
     The following table presents Turkey’s exports by country for the periods indicated:
Table No. 20
Exports (fob) by Country

		Percent		Percent		Percent		Percent		Percent
	2003	Share	2004	Share	2005	Share	2006	Share	2007	Share
	(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	30,425	64.4	40,518	64.1	44,355	60.4	54,475	63.7	65,655	61.2
EU Countries	27,394	58	36,581	57.9	41,365	56.3	47,929	56	60,405	56.3
EFTA Countries	538	1.1	667	1.1	821	1.1	1189	1.4	1,328	1.2
Turkish Free Zones	1,928	4.1	2,564	4.1	2,973	4	2,967	3.5	10,842	10.1
Non-OECD Countries	17,931	37.9	24,023	38	29,138	39.7	34,632	40.5	5,977	5.6
Europe + CIS Countries	3,362	7.1	4,507	7.1	5,855	8	7,962	9.3	5,577	5.2
African Countries	2,131	4.5	2,968	4.7	3,631	4.9	4,566	5.3	14,990	14.0
American Countries	4,269	9	5,733	9.1	5,960	8.1	6,328	7.4	5,223	4.9
Middle East Countries	5,465	11.6	7,921	12.5	10,184	13.9	11,315	13.2	1,199	1.1
Other Asian Countries	2,348	5	2,544	4	3,029	4.1	3,942	4.6	65,655	61.2
Other Countries	355	0.8	349	0.6	478	0.7	519	0.6	60,405	56.3
Selected Country Groups									1,328	1.2
- Black Sea Economic Cooperation	5,044	10.7	6,779	10.7	8,620	11.7	11,583	13.5	2,940	2.7
- Economic Cooperation Organization	1,569	3.3	2,206	3.5	2,670	3.6	3,341	3.9	38,620	36.0
- Commonwealth of Independent States	2,963	6.3	3,962	6.3	5,057	6.9	6,992	8.2	10,842	10.1
- Turkish Republics	899	1.9	1,194	1.9	1,409	1.9	1,982	2.3	5,977	5.6
- Islamic Conference Organization	7,205	15.2	10,214	16.2	13,061	17.8	15,007	17.5	5,577	5.2
Selected Countries(1)
- Germany	7,485	15,8	8,725	13,9	9,455	12,9	9,684	11,3	11,994	11.2
- United Kingdom	3,670	7.8	5,544	8.8	5,917	8,1	6,813	8,0	8,626	8.0

		Percent		Percent		Percent		Percent		Percent
	2003	Share	2004	Share	2005	Share	2006	Share	2007	Share
	(in millions of U.S. dollars, unless otherwise indicated)
- Italy	3,193	6.8	4,640	7.3	5,617	7.6	6,749	7.9	7,479	7.0
- USA	3,752	7.9	4,849	7.7	4,911	6.7	4,996	5.8	4,145	3.9
- France	2,826	6.0	3,668	5.8	3,806	5.2	4,602	5.4	5,974	5.6
- Spain	1,789	3.8	2,618	4.1	3,011	4.1	3,679	4.3	4,580	4.3
- Netherlands	1,526	3.2	2,138	3.4	2,470	3.4	2,536	3.0	3,018	2.8
- Iraq	0	0.0	1,821	2.9	2,750	3.7	2,567	3.0	2,812	2.6
- Russia	1,368	2.9	1,859	2.9	2,377	3.2	3,226	3.8	4,727	4.4

		Percent		Percent		Percent		Percent		Percent
	2003	Share	2004	Share	2005	Share	2006	Share	2007	Share
	(in millions of U.S. dollars, unless otherwise indicated)
- Israel	1,083	2.3	1,314	2.1	1,467	2.0	1,527	1.8	1,658	1.5
- Greece	920	1.9	1,171	1.9	1,127	1.5	1,598	1.9	2,262	2.1
- Belgium — Luxembourg	886	1.9	1,183	1.9	1,292	1.8	1,380	1.6	1,736	1.6
- Saudi Arabia	741	1.6	769	1.2	962	1.3	983	1.1	1,486	1.4
- Romania	873	1.8	1,235	2.0	1,785	2.4	2,342	2.7	3,651	3.4
- U.A.E	703	1.5	1,144	1.8	1,675	2.3	1,959	2.3	3,241	3.0
- Bulgaria	622	1.3	894	1.4	1,179	1.6	1,566	1.8	2,061	1.9
Total	47,253	100.0	63,167	100.0	73,476	100.0	85,502	100.0	107,215	100.0

(1)	Countries are selected according to the highest total export values in the last three years.

Sources: TURKSTAT, SPO.
     The value of imports increased from approximately $7.9 billion in 1980 to approximately $170.1 billion in 2007. In 2007, the EU accounted for 40.3% of Turkey’s total imports.
     In 2007, of the main commodity groups, the share of intermediate goods in total imports was 72.7%, while the shares of capital goods and consumption goods in total imports were 15.9% and 11%, respectively. As a result of the Customs Union, all customs duties and charges and the quantitative restrictions on imports from EU and EFTA were abolished. Turkey applies the EU’s common customs tariff on imports of industrial goods from developing nations, except in limited circumstances where the products are automobiles, footwear, certain leather products and furniture.
     With the establishment of the Customs Union, Turkey’s weighted average rates of protection on industrial imports from the EU and EFTA countries decreased from approximately 10% to 0. As for the products imported from countries that are not part of the Customs Union, average protection rates were reduced from approximately 15%, the pre-Customs Union level, to 5.6% in 1996. As of January 1, 2001, the average of customs duties on industrial products fell further to 4.5%.
     The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:
Table No. 21
Imports (cif) by Sector and Commodity

	2003	2004	2005	2006	2007	2004/03	2005/04	2006/05	2007/06
	(in millions of U.S. dollars, unless otherwise indicated)					(% change)
Capital goods	11,326	17,397	20,363	23,316	27,054	53.6	17.0	14.5	16.0
41 Capital goods (Except transportation vehicles)	9,823	13,494	17,120	19,634	23,366	37.4	26.9	14.7	19.0
521 Transportation vehicles incidental to industry	1,503	3,904	3,243	3,682	3,688	159.8	-16.9	13.5	0.2
Intermediate goods	49,735	67,549	81,868	99,555	123,640	35.8	21.2	21.6	24.2
21 Unprocessed materials incidental to industry	4,290	5,776	6,027	7,319	10,038	34.6	4.3	21.4	37.1
22 Processed materials incidental to industry	24,105	33,407	39,549	46,476	58,891	38.6	18.4	17.5	26.7
31 Unprocessed fuels and oils	5,718	7,329	14,699	19,772	22,830	28.2	100.6	34.5	15.5
42 Parts of investment goods	4,840	6,432	6,747	7,622	9,087	32.9	4.9	13.0	19.2
53 Parts of transportation vehicles	3,942	6,544	7,427	8,682	10,455	66.0	13.5	16.9	20.4
111 Unprocessed materials of food and beverages	957	944	866	779	1,685	-1.4	-8.2	-10.1	116.3
121 Processed materials of food and beverages	525	624	762	950	858	18.9	22.1	24.7	-9.7
322 Processed fuels and oils	5,356	6,492	5,791	7,955	9,796	21.2	-10.8	37.4	23.1
Consumption goods	7,813	12,100	13,975	16,102	18,694	54.9	15.5	15.2	16.1
51 Automobiles	2,220	4,214	4,296	4,269	4,747	89.8	2.0	-0.6	11.2
61 Durable consumption goods	917	1,440	1,839	2,295	3,027	57.0	27.7	24.8	31.9
62 Semi-durable consumption goods	1,265	1,911	2,506	3,247	3,914	51.0	31.2	29.6	20.5
63 Non-resistant consumption goods	2,355	3,184	3,415	3,725	4,359	35.2	7.3	9.1	17.0
112 Unprocessed of food and beverages	119	149	270	316	403	24.9	81.1	16.9	27.6
122 Processed of food and beverages	404	528	645	755	954	30.8	22.1	17.1	26.4
321 Gasoline	494	556	712	1,084	1,172	12.6	28.0	52.3	8.1

	2003	2004	2005	2006	2007	2004/03	2005/04	2006/05	2007/06
	(in millions of U.S. dollars, unless otherwise indicated)					(% change)
522 Transportation vehicles not incidental to industry	39	119	292	411	118	200.6	146.6	40.6	-71.3
Others	466	493	567	508	675	5.8	15.2	-10.5	32.8
7 Other goods not elsewhere specified	466	493	567	508	675	5.8	15.2	-10.5	32.8
Total	69,340	97,540	116,774	139,480	170,063	40.7	19.7	19.4	21.9
Source: TURKSTAT.
     The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:
     Table No. 22
Imports (cif) by Country

		Percent		Percent		Percent		Percent		Percent
	2003	Share	2004	Share	2005	Share	2006	Share	2007	Share
	(in millions of U.S. dollars, unless otherwise indicated)
OECD Countries	43899	63.3	59650	61.2	66107	56.6	77738	55.7	91811	54.0
EU Countries	35140	50.7	48103	49.3	52696	45.1	59338	42.5	68590	40.3
EFTA Countries	3396	4.9	3911	4.0	4440	3.8	4520	3.2	5774	3.4
Turkish Free Zones	25440	36.7	37890	38.8	50667	43.4	61742	44.3	77031	45.3
Non-OECD Countries	10341	14.9	15757	16.2	20386	17.5	25692	18.4	34248	20.1
Europe + CIS Countries	3338	4.8	4820	4.9	6047	5.2	7404	5.3	6782	4.0
African Countries	4922	7.1	6595	6.8	7857	6.7	9397	6.7	12124	7.1
American Countries	4455	6.4	5585	5.7	7967	6.8	10568	7.6	12639	7.4
Middle East Countries	9644	13.9	15500	15.9	20581	17.6	25634	18.4	33645	19.8
Other Asian Countries	909	1.3	368	0.4	480	0.4	504	0.4	737	0.4
Other Countries	43899	63.3	59650	61.2	66107	56.6	77738	55.7	91811	54.0
Selected Country Groups
- Black Sea Economic Cooperation	9,298	13.4	15,368	15.8	20,480	17.5	27,017	19.4	34803	20.5
- Economic Cooperation Organization	2,736	3.9	3,218	3.3	5,108	4.4	8,101	5.8	9971	5.9
- Commonwealth of Independent States	7,777	11.2	12,927	13.3	17,253	14.8	23,372	16.8	31259	18.4
- Turkish Republics	623	0.9	754	0.8	1,267	1.1	1,968	1.4	2669	1.6
- Islamic Conference Organization	8,195	11.8	10,631	10.9	14,459	12.4	19,108	13.7	21521	12.7
Selected Countries (1)
- Russia	5,451	7.9	9,033	9.3	12,867	11.0	15,784	11.3	23506	13.8
- Germany	9,453	13.6	12,516	12.8	13,617	11.7	13,302	9.5	17547	10.3
- China	2,610	3.8	4,476	4.6	6,866	5.9	8,690	6.2	13224	7.8
- Italy	5,472	7.9	6,866	7.0	7,558	6.5	7,777	5.6	9967	5.9
- France	4,164	6.0	6,201	6.4	5,883	5.0	6,111	4.4	7832	4.6
- USA	3,496	5.0	4,745	4.9	5,371	4.6	5,336	3.8	8144	4.8
- Japan	1,861	2.7	1,962	2.0	3,470	3.0	5,285	3.8	3703	2.2
- United Kingdom	3,500	5.0	4,317	4.4	4,690	4.0	4,660	3.3	5471	3.2
- Switzerland	2,968	4.3	3,405	3.5	4,054	3.5	3,770	2.7	5269	3.1
- Spain	2,004	2.9	3,254	3.3	3,549	3.0	3,485	2.5	4342	2.6
- South Korea	1,312	1.9	2,573	2.6	3,479	3.0	3,170	2.3	4369	2.6
-Iran	1,927	2.8	2,684	2.8	3,105	2.7	2,905	2.1	6614	3.9
- Ukraine	1,332	1.9	2,509	2.6	2,638	2.3	2,785	2.0	4518	2.7
- Belgium — Luxembourg	1,524	2.2	1,992	2.0	2,231	1.9	2,231	1.6	2869	1.7
- Netherlands	1,657	2.4	1,908	2.0	2,142	1.8	1,963	1.4	2655	1.6
Total	69,340	100.0	97,540	100.0	116,774	100.0	139,480	100.0	170063	100.0

(1)	The countries are chosen according to the total import values in the last three years.

Sources:	TURKSTAT, SPO.
     As of December 31, 2007, Turkey’s gross international reserves were approximately $108.3 billion. As of December 31, 2006, official reserves of the Central Bank were approximately $76.4 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $31.8 billion. In 2007, net portfolio inflows to Turkey were $717 million, compared to $7.4 billion in 2006.
OTHER GOODS, SERVICES AND INCOME
     In addition to merchandise exports and imports, Turkey’s current account is also composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).
     In 2007, Turkey’s tourism revenues increased by 9.7% to $18.5 billion. See “Economy—Services—Tourism.” In addition, earnings from direct, portfolio and other investment were $6.4 billion in 2007, compared to $4.4 billion in 2006.
     Turkey’s receipts from all services amounted to approximately $28.8 billion in 2007, which represented an increase of 13.9% from 2006. Current transfers amounted to $2.2 billion in 2007. On the other hand, the debit for all services and income account amounted to approximately $28.4 billion ($13.5 billion from income) in 2007, representing an increase of 26.3% (an increase of 22.2% for income) from 2006.
     BALANCE OF PAYMENTS
     The following table summarizes the balance of payments of Turkey for the periods indicated:
Table No. 23

	2003	2004	2005	2006	2007
CURRENT ACCOUNT	-7,515	-14,431	-22,137	-31,893	-37,697
Trade Balance	-13,489	-22,736	-32,988	-40,941	-46,669
Goods Exports	52,394	68,535	78,365	93,611	115,356
Goods Imports	-65,883	-91,271	-111,353	-134,552	-162,025
Services	10,511	12,797	15,272	13,831	13,879
Credit	17,952	22,941	26,640	25,255	28,756
Tourism receipts	13,203	15,888	18,152	16,853	18,487
Debit	-7,441	-10,144	-11,368	-11,424	-14,877
Income	-5,557	-5,609	-5,875	-6,691	-7,143
Credit	2,246	2,651	3,608	4,383	6,384
Interest Income	634	697	1,005	1,453	2,158
Debit	-7,803	-8,260	-9,483	-11,074	-13,527
Interest Expenditure	-4,544	-4,312	-5,010	-6,336	-7,493
Current Transfers	1,020	1,117	1,454	1,908	2,236
General Government	291	313	603	621	809
Other Sectors	729	804	851	1,287	1,427
Workers Remittances	729	804	851	1,111	1,209
CAPITAL ACCOUNT	0	0	0	0	0
FINANCIAL ACCOUNT	3,095	13,388	20,302	32,066	36,552
Direct Investment (net)	1,252	2,005	8,967	19,065	20,089
Portfolio Investment (net)	2,465	8,023	13,437	7,373	717
Assets	-1,386	-1,388	-1,233	-4,029	-2,063
Liabilities	3,851	9,411	14,670	11,402	2,780
Equity Securities	905	1,427	5,669	1,939	5,138
Debt Securities	2,946	7,984	9,001	9,463	-2,358
General Government	3,123	7,984	9,351	9,463	-2,358
In Turkey	1,614	6,025	5,934	6,129	-3,281
Abroad	1,509	1,959	3,417	3,334	923

	2003	2004	2005	2006	2007
Other Investment (net)	3,425	4,184	15,745	11,742	23,778
Assets	-986	-6,955	259	-13,437	-4,852
Liabilities	4,411	11,139	15,486	25,179	28,630
Loans	754	6,133	11,610	19,601	27,371
Monetary Authority	-1,479	-4,414	-2,881	0	0
General Government	-765	-267	-4,637	-5,223	-3,901
Banks	1,975	5,708	9,248	5,814	5,608
Other Sectors	1,023	5,106	9,880	19,010	25,664
Deposits	1,368	647	489	4,622	-3,323
in Monetary Authority	497	-209	-787	-1,268	-1,450
in Banks	871	856	1,276	5,890	-1,873
Reserve Assets	-4,047	-824	-17,847	-6,114	-8,032
NET ERRORS AND OMISSIONS	4,420	1,043	1,835	-173	1,145

Source:	CBT.
CURRENT ACCOUNT
     External accounts deteriorated in 2003, and the current account yielded a deficit of 2.5% of GDP in 2003. The deficit resulted from a larger trade deficit. Imports grew by 39.9% in 2003, mostly led by imports of intermediate goods. The growth in imports was attributed mainly to a rise in industrial production and a growth in exports that necessitate imported inputs, as well as a strengthening currency. Exports increased despite an appreciating currency. Improved export performance was due to lower levels of labor and energy costs as well as growth in productivity. Services revenues increased by 27.9% as a result of tourism revenues in 2003, while income outflows also increased due to portfolio expenditures and interest payments. Current transfers continued to decline in 2003.
     Progress towards EU membership and increases in political stability improved expectations for the Turkish economy in 2004. As a result of high growth and capital inflows, the current account balance yielded a deficit of $14.4 billion in 2004. The services surplus reached $12.8 billion (a 21.7% increase over 2003) due largely to an increase of 20.3% in tourism revenues totaling $15.9 billion. However, income balance remained unchanged compared to the previous year at a deficit of $5.6 billion. Current transfers reached $1.1 billion in 2004 (a 9.5% increase over 2003) due to increases in workers’ remittances and official transfers.
     The current account deficit continued to widen and reached $22.1 billion in 2005, mainly due to the widening trade deficit. The expansion of domestic consumption together with the rapid rise in machinery equipment and construction investment contributed to import growth significantly. The increase in crude oil and other energy prices was another important factor behind rapid import growth. In spite of the strong YTL, exports grew by 14.3% owing to strong foreign demand and low unit labor costs in 2005, albeit losing momentum towards the end of the year. Tourism revenues reached $18.2 billion resulting in a services surplus of $15.3 billion in the same year. However, the increasing portfolio income outflows and interest expenditures led to an income deficit of $5.9 billion. Current transfers increased by 30.2% compared to 2004.
     The financial turmoil in international markets during May-June 2006 affected the Turkish economy considerably. The domestic demand slowed down significantly, which was reflected in the imports of consumption and investment goods especially by the second half of the year. Exports, on the other hand, regained pace in the second half of 2006 and its growth rates surpassed those of imports towards the end of 2006. Consequently, the current account-GDP ratio stabilized after reaching its record-high level of 6.1% annually in the third quarter. The tourism sector experienced a weak performance during 2006 mainly due to the fact that the World Cup was held in Germany (which is Turkey’s biggest tourist supplier), the avian flu epidemic, harsh winter conditions and political tensions in Turkey’s neighboring countries.
     The current account deficit resurged, particularly since the third quarter of 2007 due to the acceleration of imports arising from the appreciation of the YTL as well as the modest recovery in domestic demand and the ease of uncertainties over the general elections. The surge in international energy prices also added to this development. The ongoing strong export growth and the rebound in tourism revenues could not offset the expansion of the current account deficit, and real imports grew faster than real exports in annual terms starting from June 2007. The current account yielded a deficit of $37.7 billion (or 5.7% of GDP).
FOREIGN DIRECT INVESTMENT

     Pro-business foreign direct investment policies have been introduced as part of the liberalization of the Turkish economy. The foreign direct investment legislation provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations; assuring national treatment such as granting foreign entrepreneurs the same rights and obligations as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.
     Foreign Direct Investment Law No. 4875, which has been in force since June 17, 2003, emphasizes the key elements of the liberalized investment environment in Turkey, and represents a “legal guide” to international investors about their rights and obligations. Since all companies that are established in Turkey under the Turkish Commercial Code are considered Turkish companies, all duties and responsibilities are the same, regardless of the nature of the capital structure of the company.
     Main Principles of the Foreign Direct Investment Regime:
•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	National Treatment

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement
     Turkey has been a party to several international organizations and bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:
•	Turkey is a member of Organization for Economic Co-operation and Development (“OECD”), World Trade Organization (“WTO”), International Monetary Fund (“IMF”), World Bank and various organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment have been signed with 80 countries, and 64 of them are currently in force.

•	Agreements to avoid double taxation are currently in effect with 69 countries.

•	Turkey is a party to OECD Codes of Capital Movements and Invisible Transactions and the convention on the International Center for Settlement of Disputes.

•	Turkey is a party to investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).
     In addition, regulated markets for electricity and natural gas were introduced to address the shortcomings of the centralized model. The telecommunications sector has also undergone some changes, transforming the formerly monopolistic structure to a regulated and competitive sector. The High Council of Telecommunications was established in 2000 as a supervisory body for the telecommunication industry. The last step towards a full liberalization of the sector began on January 1, 2004 following the termination of the monopoly of Turk Telekom on voice telephony services and telecommunication infrastructure. Following full liberalization, the Telecommunication Authority granted the first licenses for territorial data transmission.
     Consistent with the recovery of the main economic indicators and efforts to improve the investment environment, FDI inflows continued to rise in 2007. Net FDI inflows into Turkey amounted to $22,195 million in 2007, registering a new historical record.
     The following table sets forth foreign direct investment inflows for the years indicated:

Table No. 24
Foreign Direct Investment

				Other Capital
	Equity Capital			(intra-company	Real
				loans)	Estate	Total
	Inflow	Outflow	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2003	745	(8)	737	16	998	1,751
2004	1,190	(98)	1,092	350	1,343	2,785
2005	8,535	(401)	8,134	56	1,841	10,031
2006	17,639	(657)	16,982	85	2,922	19,989
2007	19,435	(743)	18,692	551	2,952	22,195

Source:	CBRT
     Investments in the services sector accounted for 74% of total foreign direct investment for 2007, while manufacturing accounted for 21% of such total. The following tables set forth foreign direct investment inflows (Equity Capital) by sector and by country:
Table No. 25
Foreign Direct Investment (Equity Capital) by Sector
(in millions of U.S. dollars)

Sector	2003	2004	2005	2006	2007
Agriculture, Hunting and Forestry	1	4	5	5	5
Fishing	0	2	2	1	3
Mining and Quarrying	14	73	40	122	336
Manufacturing	448	190	785	1,866	4,202
Electricity, gas and water supply	86	66	4	112	567
Construction	8	3	80	222	285
Wholesale and retail trade	92	72	68	1,166	169
Hotels and Restaurants	4	1	42	23	32
Transports, Storage and Communication	2	639	3,285	6,696	1,116
Financial Intermediation	51	69	4,018	6,957	11,663
Real Estate, Renting and Business Services	6	3	29	99	868
Public Administration and Defense	0	0	0	0	0
Education	0	0	17	0	0
Health and Social Work	23	35	74	265	176
Other community, social and personal service activities	10	33	86	105	13
Activities of households	0	0	0	0	0
Extra-territorial organizations and bodies	0	0	0	0	0
TOTAL	745	1,190	8,535	17,639	19,435

Source:	CBRT
Table No. 26
Foreign Direct Investment (Equity Capital) by Country
(in millions of U.S. dollars)

	2003	2004	2005	2006	2007
Europe	625	1,033	6,652	14,574	13,241
Germany	142	73	391	357	999
France	120	34	2,107	439	360
Netherlands	50	568	383	5,069	5,676
United Kingdom	141	126	166	628	702
Italy	1	14	692	189	73
Greece	24	38	11	2,791	2,360
Other EU Countries	85	174	1,256	5,016	2,698
EFTA countries	11	6	41	75	262
Other European countries	51	0	1,605	10	111
Africa	0	0	3	21	5
America	58	97	122	1.002	4,718
North America	58	97	114	969	4,224
USA	52	36	88	848	4,213

	2003	2004	2005	2006	2007
Canada	6	61	26	121	11
Central America	0	0	8	32	27
South America	0	0	0	1	467
Asia	60	60	1,756	1,927	1,385
Near and Middle East	1	54	1,678	1,910	608
Other Asian countries	59	6	78	17	777
Australia	0	0	1	108	26
Unclassified	2	0	1	7	10
Total World	745	1,190	8,535	17,639	19,385

Source:	CBRT
FUTURE DIRECTIONS
     Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. Within this framework, Turkey has put efforts for improving the investment climate among the top agenda items and initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures. The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it was intended to prevent administrative obstacles faced during investments, to reduce or eliminate unnecessary and repetitive bureaucratic transactions and to complete the procedures rapidly. The Reform Program does not have a limited period; instead, it is an on-going improvement initiative.
     With a view to provide an efficient institutional structure in coordinating the Reform Program, the Coordination Council for the Improvement of the Investment Environment (YOIKK) was established in 2001. The mandate of the YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles which block the improvement of the investment climate.
     YOIKK assigned 10 specialized technical committees to work on developing concrete proposals and strategies in order to overcome all of the main obstacles in the following fields:
•	Company registrations,

•	Employment of foreigners,

•	Sectoral licensing,

•	Land access and site development,

•	Taxation and state aids,

•	Customs and technical standards,

•	Intellectual property rights,

•	Foreign direct investments legislation,

•	Investment promotion and

•	Small and medium sized enterprises.
     The number of YOIKK Technical Committees has reached 12 so far; with the establishment of the corporate governance Technical Committee in 2005 and Research and Development Technical Committee in 2008.
     Productive collaboration between the public and the private sector is the key factor in this process. To ensure that policy reforms truly reflect and address private sector concerns, direct involvement of companies and investors in this process is critical. Thus, each technical committee consists of representatives from private sector and government agencies.
     To increase the efficiency of the YOIKK, a Steering Committee was established in May 2005, comprised of high level executives of six Ministries and governmental agencies and the four leading business associations which have seats on the YOIKK and Investment Advisory Council for Turkey (IAC) platforms. The Undersecretary of the Treasury chairs the Steering Committee. In case of necessity, the Chairman is able to invite representatives from institutions which are not represented among members.
     This comprehensive reform program had successful results in recent years. Some of these include:

•	On July 4, 2006, the Law on Establishment of Investment Support and Promotion Agency of Turkey (Law No. 5523) was published in the Official Gazette. Under the office of the Prime Minister, the Agency would have administrative and financial autonomy to sustain operational flexibility and provide information and guidance for investors throughout every step of the investment process. The Law on Establishment of Development Agencies regulating the formation of the Investment Support Offices which would assist investors in obtaining necessary permissions and provide coordination in legal procedures, became effective in February 2006.

•	New FDI law that serves as a declaration to foreign investors of their rights and will enable a shift from an “investment permission system” to an “investment monitoring system” in conformity with international best practices.

•	Law enabling the establishment of a company in one day, by granting authority to Trade Registries. As a result, the formation process was reduced to three transactions from 19 transactions. The efforts are still continuing to eliminate the problems in company liquidation and to allow the electronic formation of companies.

•	Certain initiatives in the mining, food, pharmaceuticals, chemicals and tourism sectors to simplify the legislation and bureaucratic procedures related to relevant sector licenses. Within this context, the Environmental Impact Assessment (EIA) process was shortened and the preliminary emission authorization was also cancelled for most of the investments upon the release of the Regulation on Controlling Industrial Air Pollution.

•	Regulation on “Opening a Business Place and Work License” reduced the required number of documents from 52 to 6 for licensing of sanitary business places and from 43 to 7 for licensing of non-sanitary business places.

•	The General Directorate of Land Registry and Cadastre became effective on January 7, 2006[7]. The legislation amends Article 35 of the Land Registry Law No 2644 and pertains to the purchase of real estate by foreigners.

•	Regarding the sectoral licenses, the legal arrangement of the Undersecretariat of the State Planning Organization pertaining to the establishment of the Development Agencies, including the regulations on the establishment of a “One Stop Shops (Investment Support Offices)” System which focuses on sectoral permits at investment and commissioning stages came into force on February 8, 2006.[8] Consequently on July 6, 2006 Development Agencies in Adana (for the provinces of Adana and Mersin) and Izmir were established.

•	The Investment Portal of Turkey, another significant development in terms of improving the investment climate, was launched on May 8, 2006 at http://www.investinturkey.gov.tr. The Portal, prepared by the Undersecretariat of Treasury, has a comprehensive and up-to-date content on subjects that interest both national and international investors.

•	Regulation of the Ministry of Industry and Trade relating to the definition of SMEs[9] was entered into force on May 18, 2006. This legislation containing a single, EU harmonized definition of SME, ensures the acceptance of a common definition by all establishments and institutions that contain the terms SME, Medium Sized Enterprise, Small Sized Enterprise or Micro Enterprise in their charters or programs.
     Furthermore, the Turkish Investment Support and Promotion Agency (TISPA)10 which fulfills the effective promotion of the investment climate of Turkey and opportunities offered for the investors, was established on July 4, 2006. TIPSA is charged with the duty of developing and applying investment support and promotion strategies aimed at encouraging international investors to invest in Turkey.
     Another project, the EU Twinning Project — “Towards Improving the Investment Climate in Turkey: Comments on the YOIKK Reform Process” has been implemented for the purpose of providing new study topics to the YOIKK Reform Program and revitalizing the program itself. The Project officially started on February 14, 2005 and was completed on September 30, 2006. The Project served the overall objective of increasing the inflow of foreign direct investments into Turkey to a level commensurate with Turkey’s economic potential. The Project also reviewed national legislation and practice related to foreign direct investment within the Reform Program in Turkey with a view to compare it to EU member states and to assess the impact on the investor community. There are 16 total components in the project, 10 of them are in conformity with the Technical Committees in the YOIKK Reform process. At the end of the Project, an overall report was prepared and submitted to the YOIKK Technical Committees to determine if further policy actions were needed.

[7]	Law No 5444 on the Amendment of the Land Registry Law (Published in the Official Gazette on January 7, 2006 (No. 26046)).

[8]	Law No 5449 Pertaining to the Establishment, Coordination and Duties of Development Agencies (Published in the Official Gazette on February 8, 2006 (No. 26074)):

[9]	The Regulation Pertaining to the Definition, Characteristics and Classification of Small and Medium Size Enterprises (Published in the Official Gazette on November 18, 2005 (No. 25997)):

[10]	Law No 5523 on the Establishment of The Investment Support and Promotion Agency of Turkey (Published in the Official Gazette on July 4, 2006 (No. 26218)).

     On February 5, 2007, YOIKK Technical Committees prepared action plans and announced them to the public. The plans included a schedule for all representative institutions from the public and private sectors to finalize works of each Technical Committee. Implementation of the action plan provided a performance measurement for each Technical Committee’s work to improve the investment environment. These action plans were reviewed in line with the changing perspectives and necessities of the business environment and the 2008 YOIKK Technical Committee Action Plans were announced to the public in March 2008.
     Some of the significant accomplishments achieved as a result of the studies conducted in the 2007 Action Plans are as follows:
•	The Regulatory Impact Assessment (RIA) was included in the Prime Ministry circular[11], to determine the economic, social and environmental effects of the new regulations. Also, a special section assessing the impact of new regulations on SMEs has been emphasized in the RIA.

•	By the Regulation on the Amendment of Regulation concerning Opening a Business and Work Licenses[12], which was entered into force on April 13, 2007, the certificate procedures of the investors have been simplified.

•	Obtaining zone permission for establishing temporary mining activities was facilitated by the Regulation on the Amendment of the Mining Activities Permits Regulation[13] which came into force on April 21, 2007.

•	The Law on the Amendment of the Income Tax Law and Some Laws[14] was entered into force on April 4, 2007 in order to lower the tax burden on employees by the implementation of the minimum living allowance system. By this amendment, Turkey has moved up five steps on the ranking among OECD countries in terms of the tax burden on employees.

•	A protocol between The Banks Association of Turkey and the Undersecretariat of Turkish Customs was signed on July 18, 2007 to ensure the electronic implementation of foreign exchange transactions.

•	Turkish Investment Portal and presentation brochures were provided for the benefit of investors in 10 different languages.

•	As a result of the studies on expanding the scope of the Customs Automation System, 119 customs administrations and 18 head offices adopted the automation system.

•	The Law on Enhancing Research and Development Activities which came into force in March 2008 aims to accelerate R&D investments and develop innovation for products and production methods by producing technological knowledge.
     The Doing Business 2007 Report of the World Bank was assessed and analyzed by the YOIKK Technical Committees in the context of the YOIKK studies in 2007. As a result of the several meetings organized by the YOIKK Secretariat with the participation of experts from the Doing Business team and representatives from related public and private institutions from Turkey, Turkey moved up 34 steps in the ease of Doing Business Index and ranked No. 57th.
     While achieving positive results in improving the environment for business by means of national platforms like the YOIKK, another structure with an international perspective, the Investment Advisory Council (IAC) for Turkey was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location. At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering the full blossoming of Turkey’s potential and which they believed would be beneficial to concentrate until the next meeting. The high — level IAC meetings in 2004, 2005, 2006, 2007 and 2008 brought together the top executives of leading multinational companies, international organizations and heads of Turkish private sector associations in Istanbul and every meeting was entirely chaired by the Prime Minister Recep Tayyip Erdoğan. The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations are remitted for follow up and action.
     The fourth meeting of IAC was held on June 11, 2007 in Istanbul with the participation of global business leaders. The members of the Council appreciated Turkey’s commitment and effectiveness in successfully carrying out reforms in sustaining macroeconomic stability, pursuing a coherent approach to investment climate throughout the involvement of all stakeholders and a well functioning YOIKK, supporting R&D and innovation, establishment of the Investment Support and Promotion Agency of Turkey, reduction of corporate tax rate from 30% to 20% and successfully implementing the privatization program. Additionally, the IAC advised on 13

[11]	Circular No 2007/6 of The Prime Ministry on Regulation Impact Assessment (Published in the Official Gazette on March 4, 2007 (No.26482)).

[12]	Regulation on the Amendment of Regulation Concerning Opening a Business and Work License (Published in the Official Gazette on October 8, 2005 (No.25902)).

[13]	The Mining Activities Permits Regulation (Published in the Official Gazette on June 21, 2005 (No.25852)).

[14]	The Law no. 5615 on the Amendment of the Income Tax Law and Some Laws (Published in the Official Gazette on April 4, 2007 (No.26483)).

other issues important for the Government to prioritize in order to meet the ongoing challenges in the declaration of outcomes of the fourth meeting.
     The last meeting of the IAC was held on June 18, 2008 in Istanbul. The members of the IAC, whose collective businesses represent nearly $755 billion in revenues, unanimously reaffirmed for the fifth consecutive year their commitment to the Turkish economy and reiterated their substantial investment and growth plans for the future. A progress report which was also published on the website of the Undersecretariat of Treasury (http://www.treasury.gov.tr) was prepared and submitted to the IAC Members before the meeting.
CAPITAL ACCOUNT
     Most of the financing of the current account deficits were mainly satisfied through IMF loans and short-term capital flows during 2003, which has been replaced by longer-term capital flows especially since 2004. Among them, foreign direct investments (FDI) and long-term credits drawn by the private sector constituted the biggest portion. The increased share of FDI as non-debt capital inflows remains important for securing the sustainability and financing of the current account deficit. A combination of capital flows totaling $168.6 billion was used to finance the total current account deficits of $114.3 billion, while net international reserves increased by $61.8 billion during this period (with the remaining $7.5 billion to be net errors and omissions).
     In 2003, the deficit was financed through portfolio flows, short-term credit drawings by the banking sector, and rising deposits of non-residents in domestic banks. The net errors and omissions that generated $4.4 billion of inflows in 2003 was an important item limiting the financing need. As capital inflows exceeded the current account deficit, Central Bank reserves increased by $4 billion in that period.
     In 2004, long-term financing, other than portfolio investments, rose significantly as a percentage of total financing. Long-term capital flows and portfolio investments were mainly composed of long-term credit from the private sector and security purchases by non-residents, respectively. The financial account yielded a surplus of $13.4 billion in 2004 despite significant loan repayments related to IMF credits. Excluding IMF loans and reserve changes, net capital inflow was $20.2 billion during this period. As the capital inflows surpassed the external financing requirement, the total reserves (consisting of Central Bank and other banks’ reserves) increased by $6.8 billion.
     In 2005, the external financing requirement was met by portfolio investments, long-term credits utilized by the private and banking sectors and FDI. Total long-term borrowing of private and banking sectors amounted to $9.5 billion and $6.5 billion, respectively. Furthermore, the Treasury issued $6.5 billion worth of bonds at low costs, as a result of the positive outlook of the Turkish economy in international markets. FDI inflows realized $9 billion, which was the historical highest level at that time. Net errors and omissions resulted in $1.8 billion of inflows. Therefore, excluding IMF loans and reserve changes, net capital inflow reached $38.5 billion in 2005. Consequently, Central Bank and banking sector reserves have increased by $17.8 billion and $0.3 billion, respectively.
     The financing of the current account deficit improved notably in the 2006-2007 period. During 2006, the share of portfolio investment and short term loans in capital flows decreased significantly, as the financing structure was dominated by long term loans of private and banking sectors as well as FDI. Major privatizations together with mergers and acquisitions were the driving factors behind inflow of large amounts of long-term loans and direct investments. Hence, despite the high level of current account deficit and ongoing IMF debt repayments, the Central Bank and banking sectors have been able to increase their foreign exchange reserves by $6.1 billion and $10.3 billion, respectively.
     In 2007, FDI long term loans to the private sector of net $25.4 billion and FDI of net $20.1 billion continued to be the primary sources of financing the current account deficit. The banking sector’s long term loan utilizations were also high at $7.3 billion. As the capital inflows surpassed the financing requirement, both the Central Bank’s and banks’ reserves increased significantly by $8 billion and $3.5 billion, respectively, in 2007.
INTERNATIONAL RESERVES
     Over the period 2001-2006, Turkey has substantially increased its international reserves, including official reserves of the Central Bank and reserves held by commercial banks and gold. Net international reserves reached $108.3 billion as of the end of the year 2007. The following table presents the level of international reserves at the end of the years indicated:

Table No. 27
International Reserves (in millions of U.S. Dollars)

	CBT Gross Reserves	Overdraft	Gold	CBT Net Reserves	Commercial Banks	Total Net Reserves
	(A)	(B)	(C)	(D=A-B+C)	(E)	(F=D+E)
2002	26,807	15	1,279	28,071	9,980	38,051
2003	33,616	11	1,558	35,162	9,795	44,957
2004	36,009	1	1,635	37,643	16,143	53,785
2005	50,515	1	1,915	52,429	16,314	68,744
2006	60,912	1	2,373	63,285	27,536	90,821
2007	73,317	1	3,123	76,439	31,812	108,251

Source:	CBT
FINANCIAL SYSTEM
THE CENTRAL BANK
     The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank was established in October 1931 and opened officially on January 1, 1932. This Law was abolished in 1970 and a new Central Bank Law numbered 1211 was enacted on January 14, 1970. The aim of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Bank so as to enable the Central Bank to play a more active and efficient role in the economy.
     The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.
     The Central Bank manages and controls the official gold and foreign exchange reserves within the framework of overall economic objectives. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments and institutions of high credit quality. The Central Bank is also required to determine and protect the parity of the national currency with gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.
     The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration the development plans and annual programs, and advising the Government regarding financial matters.
     In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect. In May 2001, the Central Bank Law was amended in accordance with international experiences to ensure instrument independence, accountability and transparency. Price stability was declared as the sole and overriding objective of the monetary policy. Short-term interest rates became the main policy instrument of the Bank. The law also established a Monetary Policy Committee with the responsibility of setting the inflation target together with the government. In this context, the Central Bank is expected to inform the Government and the public about the targets and implementations of the monetary policy, safeguard the value of the Turkish Lira against foreign exchange rates and work with the Government to determine the exchange rate regime. The law clearly defines the relationship between the Government and the Central Bank and excludes cash advances to the Treasury and prohibits credit lines to public institutions.
     In 2002, with an eye towards modern Central Banking policies and in preparation for an inflation targeting strategy, important changes were made in the operational structure of Turkey’s monetary policy. Within the framework of these changes, on August 1, 2002, the Turkish Banks’ Association, with the assistance of the Central Bank, launched the Turkish Lira Interbank Offer Rate (“TRLIBOR”). The determination of interbank reference rates plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates. The Central Bank phased out its intermediation role in both the interbank money market and the foreign exchange and banknotes market by taking into consideration the progress made in strengthening the private banking sector and in selling or closing down the banks under the SDIF. The Central Bank’s gradual withdrawal as a blind broker for banks in the aforementioned markets was concluded as of December 2, 2002. In addition to these developments, beginning on September 2, 2002, a Primary Dealership system was initiated by the Treasury and the Central Bank supported the system by providing the primary dealer banks with Turkish Lira liquidity.
     The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the Primary Dealer System. Hence, the banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower Primary Dealer banks reduced their quotation liabilities in the secondary market. In addition, markets were immediately stabilized by providing funds on reasonable conditions in the foreign exchange and banknotes markets in order to minimize the adverse market effects of the conflict in Iraq. Similarly, during the terrorist attacks in Istanbul in November 2003, banks were provided with unlimited borrowing facility. Lending interest rates were also temporarily reduced to dissipate the tension in the markets and to diminish possible fluctuations. The payment system functioned normally and closed without problems by the help of these measures.
     In 2004, the Central Bank continued to implement implicit inflation targeting under a floating exchange rate regime. In this framework, the Central Bank continued to use short-term interest rates as the primary tool to counteract inflationary pressures whereas some monetary aggregates from the Central Bank’s balance sheet have functioned as nominal anchor in the context of the economic program conducted with the IMF. To this end, the overnight borrowing interest rate was reduced from 26% to 18% throughout the year 2004.
     On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No.25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years.
     The implicit inflation targeting regime continued to be implemented with the floating exchange rate regime in 2005. There were two important developments in this year, which caused full-fledged inflation targeting to be postponed to 2006 and the announcement of 2005 as a “transition year”: The first one was currency reform of dropping six zeros from the Turkish lira. With this reform, the Central Bank indicated its confidence on the permanency of the achievements made during implicit inflation-targeting period, which in turn, enhanced the credibility of the monetary policies further. Secondly, the Turkish Statistics Institution introduced new price indices, which include changing the base year and calculation methodology of the CPI. The Central Bank continued to use the short term interest rates as the main policy instrument. Due to the favorable inflation outcomes and positive expectations regarding the Turkish economy and the monetary policy, the path of the interest rates was downward throughout the year. In fact, the overnight borrowing interest rates dropped from 18% to 13.5% in 2005.
     The year 2006 was a turning point regarding monetary policy implementations in Turkey, since most of the pre-conditions for a successful inflation-targeting regime were met and hence, the Central Bank had adopted a full-fledged inflation-targeting regime after a prolonged period of “implicit” inflation targeting. With the advent of this new regime, the Monetary Policy Committee (MPC) had evolved into a decision making body from an advisory body. The MPC continued to employ short-term interest rates in the Interbank Money Market as the main monetary policy instrument to achieve the price stability goal. When making decisions on the short term interest rates under the scope of inflation targeting, the MPC mainly focused on medium-term inflation outlook and the policy rates were determined by considering a comprehensive information set which was composed of developments in aggregate supply and demand; inflation expectations and pricing behavior gathered through surveys; developments in fiscal policy, wages, employment and productivity; Central Bank’s inflation forecasts and risk assessments of future external shocks.
     Consistent with the medium-term approach, the Central Bank announced a three-year target. The point target for the first year of the inflation-targeting regime was set as 5 percent with the Government together with a symmetric uncertainty band of 2 percentage points. Also, the year-end targets for the years 2007 and 2008 were announced as 4 percent. Moreover, the Central Bank initially emphasized that in case any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target, and to inform the public of the expected duration in which inflation would converge to the target.

     On December 13, 2006, the Central Bank announced its monetary policy details for the year 2007. The general framework of the monetary policy that has been mentioned above for 2006 was maintained in 2007. However, the operational framework of the inflation-targeting regime was adjusted with the objective of implementing communication and monetary policies more effectively. First of all, from 2007 onwards, the forecast horizon has been lengthened to a two-year period (previously it was 18 months). Moreover, the policy decisions and the summary of the MPC meetings were published within eight working days after the meeting, along with its English translation. The MPC met during the second or third week of each month and the interest rate decision was made publicly available the same day as the MPC meeting along with its English translation. The Central Bank also continued publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2007.
     In 2007, inflation targets continued to be defined as the annual percentage change in the CPI and the three-year target horizon was preserved. Taking into account the structural transformation of the economy, the transition from chronic high inflation to low inflation and the process of convergence of inflation rates to those of developed countries, a target of around 4% was considered appropriate for the medium-term. In this framework, the inflation target for 2009 has been announced as 4% while inflation targets for 2007 and 2008 were preserved as 4%. In addition, for the year 2007, the uncertainty band has been defined as 2 percentage points in both directions around the point target and announced together with the quarterly inflation path consistent with the year end target.
     The operational framework of the monetary policy to be implemented in year 2008 was announced through the policy statement entitled “Monetary and Exchange Rate Policy in 2008” dated December 18, 2007. The inflation targeting and the floating exchange rate regimes have been maintained as the general frameworks of the monetary and exchange rate policies respectively in 2008, as in previous years. In this context, the Central Bank announced the quarterly path for inflation during 2008 besides the 4% medium term target, along with the ±2 percentage point uncertainty band. Further, the inflation target for 2010 was also announced as 4%.
MONETARY POLICY AND INFLATION
     2003. The primary goal of the Central Bank is to maintain price stability. In 2003, as in previous years, monetary policy implementation has been determined according to this objective. Likewise, in the framework of the “Transition Program to Strong Economy” which was introduced in the aftermath of the February 2001 economic crisis and revised at the beginning of 2002 to cover the period 2002-2004, a policy characterized as “implicit inflation targeting” has been implemented that focuses on future inflation. In accordance with this policy, the Central Bank has used short term interest rates as the main policy instrument to fight inflation under the floating exchange rate regime and monitored the monetary performance criteria and indicative targets introduced in the context of the economic program conducted with the IMF.
     In 2003, the Central Bank reduced interest rates six times in April, June, July, August, September and November, in large part, due to the fall in cost-driven inflationary pressures. The reduction in inflationary pressures was caused by a reduction in foreign exchange rates and oil prices in the aftermath of the conflict in Iraq, the government’s commitment to implement the structural reforms envisaged in the economic program and the maintenance of budgetary discipline, and the improvement in inflation expectations in connection with increased market confidence. Eventually, overnight borrowing interest rates were reduced to 26% in October, compared to 44% at the beginning of April.
     In compliance with the floating exchange rate regime, the Central Bank let the foreign exchange rate be determined by market conditions to a great extent in 2003. Nevertheless, the Central Bank has announced several times since the beginning of the economic program that it may intervene in the foreign exchange market to prevent excessive volatility and hold foreign exchange purchase auctions to strengthen the foreign exchange position without affecting the long-term tendency and equilibrium value of the exchange rate. In this context, as a result of the increase in the foreign exchange supply, partly owing to the reverse currency substitution, the Central Bank restarted daily purchase auctions on May 6, 2003, with the aim of strengthening the foreign exchange reserve position. The Central Bank stopped holding purchase auctions on October 23, 2003, taking into account the decrease in excess foreign exchange supply beginning from the end of September and the rise in foreign exchange rates due to the demand of some banks to close their open positions by the end of the year. Beginning in May, in order to prevent the excessive volatility in foreign exchange rates, the Central Bank carried out purchase interventions once in May, June and July, and twice in September. The total amount of foreign exchange purchased by the Bank during May-October period was $9.9 billion.
     With regard to exchange rates, the Turkish Lira depreciated in the first three months of year 2003 as a result of adverse effects in Iraq, and reached a high of 1:1,754,813 on March, 24, 2003. The rate declined from April through October of 2003 because of declining inflation rates, fiscal discipline, positive developments with the IMF, the US credit aid expectation, and because of higher realizations of export and tourism revenues than expected. The rate reached its lowest figure of 1:1,356,557 on September 23, 2003. The rate fluctuated in October and at the end of year 2003, the rate was 1:1,399,998.
     The operational structure of the monetary policy is the same as before; excess Turkish Lira liquidity, which fluctuated between TL5 quadrillion and TL14 quadrillion was withdrawn by Turkish Lira deposit buying auctions in the Interbank Money market and by reverse repo transactions in the ISE Repo-Reverse Repo Market within the framework of open market operations. In order to extend the maturity of the excess liquidity withdrawn and render the liquidity management more flexible, the Central Bank started two-week deposit buying auctions in November in addition to four-week deposit buying auctions, and abolished the limit on the amount of the auction so as to flexibly determine the amount to be purchased in deposit buying auctions. Moreover, the Central Bank introduced some additional arrangements that would contribute to the deepening and effective functioning of the financial markets by reducing the intermediation costs of the banking system. In this framework, the interest rates on required reserves for the Turkish Lira-denominated deposits were envisaged to be between 75-80% of the weighted average simple interest rates on the banking system deposits.
     In this framework of the Stand-By Arrangement, performance criteria for base money and Net International Reserves (“NIR”) and indicative targets for Net Domestic Assets (“NDA”) were reached as of end of December 2003. Among these, base money increased annually by 42.6%. The level of Base Money is mainly determined by the volume of the currency issued. It is known that currency issued generally increases seasonally in the tourism, new-year and salary payment periods. At the end of the aforementioned periods, depending on the currency issued returns, it generally decreases. In addition, transactions held within the framework of daily liquidity management by the Central Bank may affect the volume of the currency issued. However, it is believed that the increase in real money demand played an important role in the rapid increasing trend in currency issued, especially in the last quarter of 2003. In 2003, the main cause of the increase in money demand was improvements in inflationary expectations together with steadily decreasing annual inflation rates since the second quarter of the year. In addition to this, the stabilized value of the Turkish Lira and the decreasing nominal interest rates as a result of a decrease in risk perceptions were the other important reasons for the increase in money demand. Net foreign assets, the second performance criterion, were evaluated with constant program exchange rates and increased annually by 125%. The increase in foreign exchange buying auctions, which were introduced in May, and foreign exchange interventions, played an important role and totaled $9.9 billion in 2003. Finally, net domestic assets, an indicative target, fluctuated sharply during the year depending on the borrowing of the Treasury, seasonal liquidity fluctuations, and in conjunction with this, open market operations conducted by the Central Bank. As of the end of 2003, net domestic assets have demonstrated a limited increase of 4.2% annually.
     In 2003, money supplies, defined as narrow and broad (“M1” and “M2”), increased by 51.2% and 32.2%, on a nominal basis, respectively, and by 27.8% and 11.7% on a real basis, compared to the end of 2002. The increase in sight deposits, which is one of the sub-items of the M1 money supply, at a rate of 62.3% on a nominal basis was the main reason for the increase in M1 money supply. Time deposits, which are one of the sub-items of M2 money supply, increased by 26.5% on a nominal basis and by 6.9% on a real basis by the end of 2003. M2Y money supply, which consists of the sum of M2 and foreign exchange deposits increased by 12.3% on a nominal basis, compared to the end of 2002. Taking into account the fact that the CPI inflation was 18.4% by the end of 2003, the M2Y money supply declined by approximately 5% on a real basis.
     In 2003, Operation Iraqi Freedom began, which led to a rapid rise in oil prices and exchange rates. Despite the lack of any pressure from the aggregate demand side, the cost-push effects of the conflict slowed the disinflation process temporarily. However, by the end of the conflict in May, the macroeconomic conditions improved quickly and inflation began to decrease. Aside from the conflict, 2003 had all the necessary conditions for achieving disinflation. First of all, monetary and fiscal discipline led to an increase in market confidence, which in turn led to consistent declines in inflation expectations. Secondly, a strong Turkish Lira and low energy prices resulted in lower production costs. Thirdly, food prices also contributed to the disinflation period. Finally, domestic demand put no pressure on prices. As a result, year-end inflation targets were achieved once again as the prices increased by only 18.4% annually as of December 2003. The achieved inflation rate was the lowest since the late 1970s.
     2004. The Central Bank continued to implement implicit inflation targeting under a floating exchange rate regime in 2004. The Central Bank used short-term interest rates by taking into account the factors that influence future inflation in line with the goal of price stability. The factors considered in interest rate decision-making are total supply and demand balance, indicators with respect to fiscal policy, developments in wages, employment-unit costs and productivity, pricing behavior in both the public and private sector, inflationary expectations, foreign exchange rates, possible external shocks and inflation forecasts calculated by the Central Bank. The Central Bank was able to reduce interest rates four times during 2004 after recognizing the lack of considerable demand pressure, the fall in inflation expectations, positive developments in the relations with the European Union and IMF and the government’s commitment with respect to fiscal discipline and structural reforms. Eventually, the overnight borrowing interest rate was reduced to 18% on December 20, 2004 (from 26% at the beginning of 2004).

     Within the framework of exchange rate policy, the Central Bank declared that exchange rates would be determined by market dynamics and it could intervene in the exchange rate markets in cases where exchange rates display excessive fluctuation in both directions. Moreover, the Central Bank announced that it would hold foreign exchange purchase auctions in order to increase foreign exchange reserves without distorting the long-term tendency and equilibrium value of the exchange rate.
     The Turkish Lira appreciated in the first three months of 2004 as a result of the completion of the Seventh Review with the IMF and positive expectations regarding inflation. During this period, parallel to the developments in foreign exchange supply, foreign exchange buying auctions restarted and due to the increased volatility in February, the Central Bank intervened in the markets to buy foreign exchange. However, the expectations about interest rate increases, the referendum in Cyprus and uncertainties about Turkey’s European Union membership caused foreign exchange rates to surge in April 2004. Due to the decline in foreign exchange supply, foreign exchange buying auctions were suspended during this period, and on May 2004, the Central Bank intervened in the markets to sell foreign currency. Positive expectations regarding both foreign exchange entries in summer and economic performance marked the start of an appreciation of Turkish Lira from mid-May 2004. In August and September debates about the financing of the current account deficit and developments in internal politics that may have adversely affected the EU accession process, caused the exchange rate to increase to some extent. However, especially during the last two months of the year, the movements in favor of the Euro in the Euro/US$ parity, strong economic data, a higher investment appetite for emerging markets, expectations regarding the new three-year Stand-By Arrangement with the IMF, and affirmative developments regarding the EU accession process caused the Turkish Lira to appreciate. The US$/TL rate closed 2004 at 1:1,342,700 after opening the year at 1:1,399,998.
     The Open Market Operations Implementation Regulation (“OMO”), restructured to take effect as of April 12, 2004, captures both the changes in transaction pricing, and the increase of the amount of government securities delivered as collateral in repo transactions. The latter measure decreased the credit risk of the Central Bank receivables that are vulnerable to market price changes of government securities. In 2004, OMO, one of the basic liquidity management instruments, continued to be actively used. Excess market liquidity continued in 2004 due to the Central Bank’s purchases of government securities issued by the Treasury to strengthen the financial structure of public banks and banks under Savings and Deposit Insurance Fund (“SDIF”) within the scope of the 2001 Banking Operation, liquidity granted to the market due to foreign exchange interventions and auctions to counteract the increased foreign exchange supply stemming especially from reverse currency substitution and foreign exchange and foreign currency entrance from outside the system. The reverse repo transactions in the ISE Repo-Reverse Repo Market and borrowing from Interbank Money Market (“IMM”) transactions were used to withdraw this excess liquidity from the market. Interest payments were another factor increasing excess liquidity in the market. Furthermore, temporary drops in excess liquidity and its asymmetric distribution among banks led the Central Bank to conduct a small number of repo transactions with some primary dealers. The strategy of liquidity management is conducted in line with the goal of price stability.
     The 2004 monetary program, the targets for Base Money, Net International Reserves (“NIR”) and Net Domestic Assets (“NDA”) items (specified as the indicative targets), were set for 2004 by the Letter of Intent dated October 31, 2003 and the corresponding targets were revised in the Letter of Intent dated April 2, 2004. The targets for Base Money and Net Domestic Assets were revised and the targets for Base Money and Net International Reserves were set as performance criteria in the Letter of Intent dated July 15, 2004. The performance criteria, as revised, for Base Money and NIR and the indicative targets for NDA were achieved in 2004.
     In 2004, money supplies, defined as narrow and broad (“M1” and “M2”), increased by 36.7% and 35.1%, respectively, on a nominal basis and by 25% and 23.6% on a real basis. The increase in sight deposits at a rate of 49% was the main reason for the observed increase in the M1 money supply. By the end of 2004, time deposits (a sub-item of M2 money supply) increased by 33% on a nominal basis and by 21.6% on a real basis. The M2X money supply, which consists of the sum of M2 and foreign exchange deposits, increased by 23.7% on a nominal basis and 13.2% on a real basis compared to the end of 2003. The M2XR money supply, which is the sum of M2X money supply and the repo transactions that banks carry out with their clients, increased by 22.5% on a nominal basis and by 12.1% on a real basis in 2004.
     The downward trend in inflation, which started in 2002, accelerated in 2004. The year-end inflation target had been met for the third straight year. Although there was a rapid rise in the exchange rates in the April-May period due to foreign economic conditions, the effects of this rise, especially on CPI inflation, remained rather limited. The structural change in the relationship between the exchange rate and inflation were effective in this development. The monetary and fiscal discipline that has been maintained for three years, together with falling inflation and increasing competition, contributed to the fall in the exchange rate pass-through by effecting pricing behavior of firms and general expectations.

     The Central Bank continued to implement implicit inflation targeting together with a floating exchange rate regime in 2005. After the collapse of the exchange rate based stabilization program in 2001, it was announced that the final aim of the Central Bank was to switch to the full-fledged inflation targeting regime. However, most of the necessary pre-conditions for the launch of a successful inflation targeting regime had not been met at those times and therefore, a strategy that aimed at preparing the environment for the new regime called “implicit inflation targeting regime” was implemented.
     Prior to the year 2005, great achievements were made towards the inflation targeting regime and normalizing the economy. In this period, considerable improvement in achieving price stability had been experienced with the help of prudent fiscal and monetary policies and also structural reforms, steps towards the Central Bank independence and the adaptation to the floating exchange rate regime. The fact that the inflation targets were met four consecutive years has helped the increase of the credibility of the monetary policy, hence weakening the inflation inertia. This, in turn, has contributed to the changing of the pricing behavior of the producers and consumers and, converging the inflation expectations to the targets, which enabled the Central Bank to manage the expectations more efficiently. Furthermore, owing to the favorable expectations about the Turkish economy, increased confidence in Turkish lira and increased interest for Turkish assets, a reverse dollarization process has been experienced. Moreover, exchange rate pass through has also weakened and become more lagged compared to the high inflation period. Owing to prudent fiscal policies, the concerns about the fiscal dominance problem have been eased and the discussions about sustainability of the public debt ceased to be on top of the agenda. Financial sector fragility has been weakened and the depth of the financial and foreign exchange markets have been increased. Finally, the overall confidence in the economy has increased because of the aforementioned achievements together with the other positive developments such as the commencement of negotiations with EU and adherence to the IMF program.
     In spite of these favorable achievements, the year 2005 was announced as the “transition year” to the full-fledged inflation targeting regime due to two important developments: First, at the beginning of 2005, six zeros from the Turkish currency were removed. This currency reform was an indication of the confidence in attaining price stability and this, in turn, enhanced the credibility of the monetary policy further. Second, the Turkish Statistics Institution introduced new price indices, which include changing the base year and calculation methodology of the CPI. Many of the new core indices were introduced for the purpose of enhancement of the communication with the public. Furthermore, the Central Bank completed its preparations regarding the institutional and technical infrastructure in 2005. In this context, the organizational structure of the Bank has been restructured, the duties regarding the implementation of the monetary policies were redefined and clarified, the information set utilized when making the monetary policy decisions was broadened, and inflation forecasting methods and models were improved.
     The developments regarding the monetary policies were also directed towards the institutionalization of the monetary policy decision-making process. In order to make the decision making process more transparent and predictable, the decisions on the main policy instruments began to be made depending on the assessments arising from the pre-set MPC meetings. In 2005, the MPC met on the eighth of each month. Moreover, the rationale behind the MPC decisions started to be published within two business days in a press release. In addition to this, CBT explained an assessment of the general economic outlook and inflation developments with a press release entitled “Inflation and Outlook”. These developments contributed to the further convergence of the ongoing regime to a full-fledged inflation targeting.
     The short-term interest rates continued to be the main policy instrument directed towards the price stability goal. However, the practice of employing the magnitude of the Base Money and the Net International Reserves (NIR) as performance criteria and the Net Domestic assets (“NDA”) as the indicative target has also continued in compliance with the economic program conducted with the IMF. All the targets, as revised in the Letter of Intent dated November 24, 2005, which describes the policies that Turkey intends to implement in the context of its request for financial support from the IMF, were achieved at the end of the year.
     When making short term interest rate decisions, the Central Bank took into account the medium term inflation outlook by analyzing the factors that influence the future inflation in line with the price stability goal in 2005 as well. Throughout the year 2005, considering the fall in the inflationary expectations, the lack of considerable demand pressure, the favorable expectations regarding the EU accession of Turkey, the positive developments in Turkey’s relation to the IMF and the belief about the continuation of the fiscal discipline and reforms, the Central Bank reduced the overnight interest rates gradually in a cautious manner. In fact, the overnight borrowing interest rate fell by 4.5%, from 18% to 13.5%, during the year 2005. The Central Bank was cautious when reducing short-term interest rates, because of the inertia in services inflation and risks related to external developments like oil prices and global liquidity conditions.
     The floating exchange rate regime continued to be operative in year 2005 as well. The Central Bank did not have any target for the exchange rates and they were determined by the supply and the demand conditions in the foreign exchange market. However, the Central Bank continued to monitor the exchange rate developments carefully. Moreover, the Central Bank held foreign exchange purchase auctions in order to increase its foreign exchange reserves without distorting the long-run tendency and the equilibrium value of the exchange rate. Unlike the previous years, however, the Central Bank started to announce the annual auction program at the end of 2004 and strictly adhered to the announced program in 2005 so as to keep the impact of the auctions on the supply and demand conditions in the markets at a minimum level and stick to the main principles and the functioning of the floating exchange rate regime (the operational framework is explained in detail in the “exchange rates and exchange policies” section). In 2005, the Central Bank withdrew $7.4 billion from the foreign exchange market through 242 foreign exchange purchase auctions. In addition to the auctions, the Central Bank continued to intervene in the exchange rate markets in cases where exchange rates displayed or were expected to display excessive volatility in both directions, as it had already been announced. In this framework, the Central Bank intervened in the foreign exchange markets six times in 2005 and withdrew about $14.5 billion by the interventions. Furthermore, for the purpose of transparency, the data on direct foreign exchange purchase or sale interventions have been published on the website of the Central Bank starting since October 21, 2005.
     Considering the exchange rate developments in 2005, it can be stated that a more apparent appreciation of the YTL has been experienced. The main reasons underlying this process and the stable position of the YTL were the increased capital inflows and the changes in the domestic portfolio choices of the residents in favor of the domestic currency, which resulted from the decisive implementation of the economic program and the experience of low inflation and strong growth performances. Despite the general tendency of appreciation and the stability of the YTL, due to the debates on Turkey’s EU accession, the interest rate decisions of the FED, the relations with the IMF and the developments in the oil prices, exchange rates exhibited interim fluctuations from time to time. See “Economy-Exchange Rates and Exchange Policies” for year end US$/TL exchange rates.
     In 2005, new arrangements were introduced for the required reserve implementation so as to enable the banks to manage their liquidity in a more flexible and efficient manner. In this framework, by the Communiqués on Required Reserves and Liquidity Requirement dated November 16, 2005, the practice of maintaining required reserves was abolished and the total amount of the YTL liabilities started to be maintained on a two-week average in free deposits accounts.
     The excess liquidity conditions in the markets continued in 2005 as well. This excess liquidity in the market was withdrawn by the active use of the OMOs and borrowing from the Interbank Money Market throughout the year 2005.
     In 2005, both narrow (“M1”) and broad money supply (“M2”), increased by 31.9% and 38.3%, on a nominal basis and by 22.4% and 28.4%, respectively, on a real basis. The increase in M1 money supply was mainly caused by the increase in sight deposits at a rate of 48.7%. Time deposits, which is one of the sub-items of M2 money supply, increased by 40.7% on a nominal basis and by 30.6% on a real basis, by the end of 2005. On the other hand, the M2X money supply, which consists of the sum of M2 and FX deposits, increased by 22% on a nominal basis and 13.3% on a real basis compared to the end of 2004.
     The declining trend of the inflation rate continued in 2005. The Central Bank focused on achieving the end-year inflation target for 8% and in fact, the year-end inflation was realized as 7.7%. Moreover, the targets defined for Base Money, NIR and NDA were all met and the exchange rates displayed stability in 2005.
     2006. As most of the pre-conditions for a successful inflation-targeting regime were met, the Central Bank launched a full-fledged inflation-targeting regime at the beginning of 2006. In this framework, year-end targets were announced as 5 percent, for 2006 and 4 percent for 2007 and 2008 at the end of 2005 together with the government. Also, the quarterly path of inflation for 2006, consistent with year-end targets with an uncertainty band of 2 percentage points on both sides was publicized for the purpose of accountability.
     In 2006, the declining trend in the annual inflation came to a halt. By the end of the first quarter, annual inflation reached 8.16 percent, in line with expectations and remained within the uncertainty band set around the target path. The increase in the first quarter could mainly be attributed to the simultaneous emergence of different supply-side shocks such as increasing crude oil prices, surges in gold prices and increases in unprocessed food prices. Especially, unprocessed food prices starting from the last quarter of 2005 reached very high levels, which restrained the decline in consumer inflation considerably. It is important to note that, despite these adverse supply factors, inflation expectations were well managed in the first four months of 2006. The strong course of domestic demand in the first half of 2006 also had an effect on the increase in inflation prior to May. However, when price data is analyzed in sub-item detail and capacity indicators were taken into account, it was observed that supply-side factors were more effective. On the other hand, in the post-May period, the change in global risk perception and exchange rate developments resulting from international liquidity shock were influential on inflation dynamics. In May, global liquidity conditions changing in favor of developed countries and higher global risk aversion triggered capital outflows in many emerging markets including Turkey. Consequently, the risk premium increased rapidly and the YTL depreciated vis-à-vis the US dollar by more than 20 percent in a short span of time. Until that time the strong domestic currency had been a factor that limited the adverse effect of the increase in commodity prices on domestic prices. It also helped domestic production to shift to a more capital-intensive form, and thus, further contributed to the rise in productivity. The depreciation of the YTL contributed to the increase in inflation, through the pass-through channel, in the remainder of the year along with the ongoing supply shocks. Meanwhile, inflation expectations also deteriorated notably. While the stickiness in service prices continued, goods prices were the main driver of the increase in annual inflation.
     As a reaction to the volatility in financial markets in the May-June 2006 period and the consequent rise in inflation expectations, the Central Bank implemented a two-pillar strategy. The first pillar of the policy reaction was the 400 basis points interest rate hike in the two extraordinary MPC meetings held in June 2006. Together with the further 25 basis points increase in July 2006, raising the overnight borrowing rates to 17.50 percent, the Central Bank aimed at containing the second round effects of the exchange rate pass-through and eliminating the gap between inflation expectations and the medium-term targets. This gave the markets a clear signal that the Central Bank was determined in its commitment to the medium term inflation targets. The second pillar, on the other hand, was a set of measurements taken to manage the YTL and foreign exchange liquidity in the market. To reduce excess YTL liquidity in the market and to contain excessive volatility driven by liquidity constraint in the foreign exchange market, the Central Bank introduced YTL Deposit Buying Auctions and Foreign Exchange Sale Auctions to be held on dates and in amounts to be announced in advance. Furthermore, the lending rate was increased by another 200 basis points (a total of 600 basis points) to reduce the potential volatility in the markets by designing a flexible mechanism to deal with sudden shifts in market sentiment.
     These policy measures confirmed the adherence of the Central Bank to its medium-term commitments, and hence they were well received by the markets. As a consequence, financial markets stabilized and the YTL rebounded. Meanwhile, the deterioration in inflation expectations stopped in July, although they remained well above the medium term target of four percent. On the other hand, the risk premium, supported also by favorable global conditions, declined by almost 100 basis points between the end of June and August. In this period, market interest rates also displayed a declining trend.
     In the second half of the year 2006, the contribution of domestic demand conditions to the disinflation process increased while international liquidity conditions improved. However, the Central Bank maintained a tight stance on monetary policy through the rest of the year, keeping the overnight borrowing rate at 17.50 percent, due to factors such as uncertainties in the transmission mechanism of the monetary policy, the risks relating to oil and other commodity prices, the rigidity of services inflation, inflation expectations being well above medium-term targets, and the uncertainties pertaining to the global economy.
     As a result of the developments explained in detail above, the annual CPI realization at the end of the year 2006 was 9.65 percent, breaching the upper limit of the uncertainty band announced as 7 percent for the end of 2006. Consequently, the accountability principle was put into practice pursuant to Central Bank Law. In this framework, the Central Bank wrote open letters to the Government in July and October 2006 and January 2007, explaining the reasons why inflation exceeded the target, evaluating measures taken by the Central Bank to bring inflation back to the target, and finally presenting the medium term outlook and the horizon in which inflation converges to the target. These letters were shared with the public and sent to the IMF in the scope of the IMF program conditionality as well.
     2007. The Central Bank continued to implement its inflation-targeting regime in the year 2007. At the end of 2006, the target for the year 2009 was announced as 4% and the targets for the years 2007 and 2008 remained at 4%. Further, an uncertainty band of 2 percentage points on either side of the target for 2007 was publicized in order to provide a reference for triggering the accountability mechanism.
     Inflation reached 10.86% in the first quarter of 2007, while still remaining within the uncertainty band. The high course of annual inflation in this period is partly attributable to elevated unprocessed food prices and hikes in the prices of tobacco products. Furthermore, some cumulative impacts of the exchange rate pass through have remained in this period, albeit at a more moderate level. Further, the impact of monetary tightening on inflation was not clearly visible in this period.
     The effects of the monetary tightening since June 2006 on inflation was apparent in the second half of the year 2007. Consequently, annual inflation started to decline in the second quarter of the year 2007 as domestic demand displayed a considerable slowdown and monetary tightening began to have an impact on prices of durable goods and services. As of July 2007, annual inflation declined to a historically low level of 6.90%. However, in the preceding months, annual inflation started to rise again, especially due to the rise in unprocessed food prices. Despite the high increase in food prices compared to the previous years, inflation performance improved slightly in this period with the help of the continuing effects of strong monetary tightening on service and durable goods prices. As of the end of the third quarter, inflation was realized as 7.12 percent, remaining within the uncertainty band once more.

     In the last quarter of the year 2007, the increasing tendency in inflation continued owing both to the ongoing increases in food prices and significant hikes in prices that are deterrmined by the government. As a consequence, the annual CPI rate was 8.39 percent at the end of the year 2007, thus breaching the upper bound of the uncertainty band. Accordingly, the Central Bank has written a formal open letter to the government and explained the reasons for breaching the target together with the future inflation outlook and the actions necessary to be taken in order to bring the inflation back to the target level. The open letter was also shared with the public and sent to the IMF as a part of the program conditionality.
     Overall, the breach of the inflation target in 2007 can be explained mainly by factors beyond the control of monetary policy, such as developments in food, energy, and administered prices. First of all, the most problematic item in 2007 was both processed (such as grain and dairy products) and unprocessed food (such as fresh vegetables and fruit) prices, which were affected by both domestic and international conditions. Accordingly, food prices became the main factor impeding the disinflation process in 2007, with a marked contribution of about 3.4 percent on headline (CPI) inflation. Furthermore, adverse developments in energy and administered prices were the second major factor slowing the disinflation process in 2007. Overall, 1.6 points of headline inflation resulted from energy price hikes, where the contribution of tax attached to the retail price of oil outweighed that of the oil price. Moreover, the prices of tobacco products increased by about 18 percent in 2007, due to adjustments in the special consumption tax. In sum, the contribution of energy and tobacco products to the headline annual inflation reached 2.4 percentage points at the end of 2007. In addition to domestic conditions, the international environment also played a crucial role in limiting the pace of disinflation in 2007. Despite the fact that inflation has been rising almost all over the world recently, inflation in Turkey followed a more favorable trend compared to other emerging economies with inflation targeting in 2007, notwithstanding the administrative price hikes in November, which added approximately 1-percentage point to the Turkish CPI inflation. During 2007, annual inflation in Turkey declined from 9.7 percent to 8.4 percent.
     Despite the relatively more favorable inflation outlook in the first three quarters of the year 2007, the Central Bank maintained its tight policy stance in the first eight months of the year and kept overnight borrowing interest rates at 17.50% due to a range of factors such as the persistence of the increases in services price inflation, the sustained backward looking pricing behavior of economic agents and the risks related to global liquidity conditions.
     A tight monetary policy stance was effective in moderating domestic demand and curbing inflation expectations, although government spending accelerated and external demand remained strong in 2007. Accordingly, prices of durable goods and services declined considerably, consistent with the slowdown in the economic activity of related sectors. The weaker demand, coupled with a strong domestic currency, helped durable goods inflation to decrease significantly. Core inflation indicators excluding items beyond the control of monetary policy displayed a significant deceleration. In addition to these developments, turbulence in global financial markets, which intensified as of August 2007, was expected to increase the likelihood of slowdown in global economic activity sooner than envisioned. All these developments set the ground for a relatively less restrictive monetary policy. Hence, in September 2007, the MPC decided to initiate cautious rate cuts. Although, a fall in headline inflation was more limited in the last quarter of 2007, the MPC continued to cut its policy rates until the end of the year since the increase in inflation was seen as a result of several temporary factors largely beyond the control of monetary policy such as supply-side shocks and adjustments in administered prices. The policy rates were lowered by 175 basis points between September 2007 and December 2007. In this period, market rates also declined significantly despite uncertainties in international financial markets, before diverging in early 2008 due to deteriorating international financial conditions and domestic political tensions.
     As a result of the policy measures, both 12-month and the 24-month inflation expectations exhibited a declining pattern throughout 2007. However, the improvement in expectations, especially in the last quarter of 2007, was rather limited, owing to backward looking behavior, and possibly due to pre-announced hikes in administered energy prices.
     On December 18, 2007, the Central Bank announced its monetary policy details for the year 2008. It announced that the inflation target rates, which are “point targets” based on CPI with a band of 2% in either direction, are 4% for the years 2008, 2009 and 2010. The Monetary Policy Committee (“MPC”) plans to meet during the second or third week of each month and to make its interest rate decision publicly available on the same day as the MPC meeting. The Central Bank also plans to continue publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2008.
     The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:
     Table No. 28

Selected Central Bank Balance Sheet Data

	2003	2004	2005	2006	2007
	(in millions of New Turkish Liras)

ASSET	76,497.1	74,672.7	90,070.1	104,352.4	106,624.8
Foreign Assets	52,891.9	53,592.1	72,337.7	91,464.6	90,891.1
Domestic Assets	23,605.3	23,605.2	17,732.4	12,887.8	15,733.7
Cash Operations	22,881.8	19,048.1	15,722.7	12,242.2	11,023.1
FX Revaluation Account	(723.5)	2,032.5	2,009.7	645.6	4,710.6
IMF Emergency Assistance	0.0	0.0	0.0	0.0	0.0
LIABILITY	76,497.1	74,672.7	90,070.1	104,352.4	106,624.8
Total Foreign Liabilities	52,362.6	49,929.4	51,522.4	62,436.8	51,834.4
Liabilities to Non-Residents	35,647.9	30,554.0	22,857.8	24,328.3	19,912.8
Liabilities to Residents	16,714.7	19,375.4	28,664.6	38,108.5	31,921.6
Central Bank Money	24,134.5	24,743.3	38,547.7	41,915.6	54,790.4
Reserve Money	15,010.4	20,327.8	32,696.4	41,398.5	46,548.0
Currency Issued	10,675.5	13,465.2	19,612.0	26,815.2	27,429.4
Deposits of Banking Sector	4,191.3	6,723.2	12,898.9	14,419.9	18,920.6
Extra Budgetary Funds	48.3	39,196.0	90.6	55.4	92.4
Deposits of Non Banking Sector	95.3	115.0	94.9	108.0	105.6
Other Central Bank Money	9,124.1	4,415.4	5,851.3	517.1	8,242.5
Open Market Operations	8,260.1	3,622.1	4,983.0	-1,098.4	3,911.2
Deposits of Public Sector	864.1	793.4	868.3	1,615.5	4,331.2

Source:	CBT.
     The Central Bank’s Program Balance Sheet was revised in the year 2003. As of the end of 2007, the Program Balance Sheet is as follows:
Table No. 29
Central Bank Program Balance Sheet Data

DECEMBER 28, 2007
(Thousands of YTL)
(constant)
I-BASE MONEY	44,691,605
a-Currency issued	27,943,811
b-Bank deposits	16,747,795
-Required reserves	0
-Free Reserves	16,747,795
II-NET FOREIGN ASSETS (A+B+C)	60,327,238
A-Net International Reserves (1-2+3)	75,441,665
1-Gross foreign reserves	99,750,518
a-Gold	2,378,139
b-Foreign banknotes	358,497
c-Correspondent accounts	96,764,570
-Current accounts	4,864,081
-Portfolio accounts (Excl.TDF)	91,900,278
-Other accounts	211
d-Reserve tranche position	249,313

DECEMBER 28, 2007
(Thousands of YTL)
(constant)
2-Gross International Reserve Liabilities	-24,308,853
a-Overdrafts	-1,098
b-Letters of credits	-1,059,563
c-Short term credits	0
d-Dresdner account ( 1 year)	-2,945,909
e-FX deposits of Banking sector (*)	-20,054,005
f-IMF	-248,278
-Use of credit	0
-SDR allocation	-248,278
3-Net Forward position	0
a-Swap	0
b Forward options	0
B-Medium term FX credits (net)	2,217,657
C-Other	-17,332,085
Workers Account	-17,368,536
1-Dresdner account	-17,368,536
a-2 year	-7,906,352
b-3 year	-9,462,184
2- Other( FX Lending Excl.)	-350,049
3- Portfolio (TDF)	386,500
III-NET DOMESTIC ASSETS	-15,635,632
A-Treasury Debt	16,761,865
a. CBRT’s Portfolio	16,789,066
aa. DİBS prior to Nov.5, 2001	16,789,066
ab. DİBS purchased from secondary market	0
b. Other	-27,201
B-Public sector deposits(YTL)	-5,472,301
C-Public sector deposits(FX)	-14,519,092
D-Funds	-104,163
E-Other public sector deposits	-54,567
F-Credits to banking sector	428
G-Open market operations (net)	-4,368,700
H-Other	-5,663,149
I-Revaluation accounts	-2,215,954
J-IMF Emergency assistance (Treasury)	0
K-FX Lending	0
NIR (1)
NDA (2)	-15,635,632
Treasury Liabilities to the IMF (3)	10,014,435
Treasury FX denominated borrowing with an original maturity of less than 1 year (4)	0
NIR (Program definition) (1-3-4)
NDA (program Definition) (2+3+4)	-5,621,198

Source:	CBT
     The following table presents key monetary aggregates for the dates indicated:

Table No. 30
Key Monetary Aggregates
(as of year end)

	2003	2004	2005	2006	2007
	(in millions of New Turkish Lira)
M1	21,564	29,469	41,759	47,491	52,818
M2	80,923	109,344	153,146	185,145	223,889
M2X (M2 + foreign exchange deposits at commercial banks)	149,855	185,419	229,587	286,544	328,086

Source:	CBT
     The following table presents the discount rates of the Central Bank for the dates indicated:
Table No. 31
Discount Rates

Year	Discount Rates
2003	43%
2004	38%
2005	23%
2006	27%
2007	25%

Source:	CBT
BANKING SYSTEM
     The Banks Act has changed nine times in the last six years, with the aim of harmonizing developments in the Republic and abroad (Law No. 4389 as amended eight times thereafter, with law No. 4491 in December 1999, with Law No. 4672 in May 2001, with Law No. 4684 in June 2001, with Law No. 4743 in January 2002, with Law No. 4842 in April 2003, with Law No. 5020 in December 2003, with Law No. 5189 in June 2004 and with Law No. 5228 in July 2004). The new Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983), with the aim of:
•	Settling markets to an active, regular and transparent structure;

•	Protecting the rights of the individual customers who use financial services;

•	Settling the Banking Regulation and Supervision Agency’s (BRSA) structure, duties and responsibilities to be more sensitive to the market’s needs and more elastic;

•	Performing the functions of regulation and supervision of the activities of banks, financial holding companies, financial leasing companies, factoring companies, financing companies and support services institutions;

•	Making the management and organization structures of the institutions covered by Law No. 5411 more sensitive, elastic, and open to dialogue;

•	Making good governance dominant by implementing corporate governance principles;

•	Integrating the Turkish banking system to the international markets;

•	Granting the permissions for the establishment and operations of banks, financial holding companies, financial leasing companies, factoring companies, consumer financing companies and outsourcing institutions as a part of prudential supervision;

•	Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets;

•	Protecting fundamental principles such as transparency and equality between various parts of the financial system;

•	Establishing and generalizing confidence and stability in the financial markets;

•	Predicting the risky developments in the financial markets;

•	Decreasing the transactions and intermediation costs in the banking sector;

•	Making the strategies and policies of the Banking Regulation and Supervision Agency (“BRSA”) compatible to the road maps of the financial markets; and

•	Establishing the procedures for the exchange of information between the BRSA and related authorities.
     The Turkish banking system is currently regulated and supervised by the BRSA which is an independent and autonomous public entity with administrative and financial autonomy that supervises banks and other financial institutions. BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”) was established under the repealed act No. 4389. Following the appointment of the members of the BRSB, the BRSA commenced its operations on August 31, 2000.
     The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity which was administered and represented by the BRSA until December 2003. Through an amendment to the repealed Banks Act No. 4389 in December 2003, the SDIF was given the independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through transfer or merger of these banks with another bank, transfer of its shares to third parties, or liquidation.
     In addition to the Central Bank (“CBT”), 50 banks are operating in Turkey as of the end of 2007, including 13 investment and development banks, 4 participation banks and 33 commercial banks. By year end 2007, of the commercial banks in the sector, 3 are state banks, 14 are private banks, 15 are foreign commercial banks 1 is SDIF bank.
     When analyzed by banking groups, it is observed that the share of private banks decreased in favor of foreign banks from 2006 to 2007. While the share of the private banks in the sector by asset size slightly decreased from 55.8% to 55.7%, the share of foreign banks increased from 13.1% to 14%. During that period, the share of state banks decreased from 31.1% to 30.4%.
     Since 2002, the total assets of the Turkish banking system has grown steadily. Total assets of this sector, which was around $133 billion in 2002 has increased 277.4% and reached $502 billion as of end of 2007. The increase in loans is even sharper. Total loan portfolios have increased eight times during the 2002-2007 period. The non-performing loans which amounted to $9.6 billion in end-2001, decreased to $8.9 billion as of December 2007. The amount of provisions set aside for these loans was $7.7 billion. Securities portfolios also have a significant part on the balance sheets of banks. The total amount of the securities portfolios were $142.1 billion as of December 2007.
Table No. 32
     Main Figures Of Banking Sector15

Billion USD	2003	2004	2005	2006	2007
Total Assets	182.7	233.8	303.0	353.6	501.5
Loans	49.7	77.7	116.5	155.0	246.4
Securities Portfolio	76.6	92.2	106.5	112.5	142.1
Deposits	114.2	146.8	187.3	218.2	307.8
Own Funds	25.9	35.0	40.7	42.1	65.3
     The capital structures of the banks in the system were the core of the restructuring program. A three-phase audit was implemented to reveal the capital structures of the private banks. As of December 2007, the average capital adequacy ratio of the whole sector was 18.82%.

[15]	Includes the data of participation banks.

     The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.
     State Banks
     Priority was given to the financial restructuring of state banks. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.
     As a first step, management of the two state banks was transferred to a newly established Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions with a view to competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally. The Treasury supplied special issue government bonds of TL23 quadrillion in 2001 and all claims of the state banks on Treasury arising from subsidized lending (duty losses), including the interest accrued to these loans, were securitized. Legislation was enacted on July 3, 2001 to prevent generation of new duty losses and to annul the Acts and the Council of Ministers’ Decrees that allowed subsidized lending through state banks (creating these losses).
     State banks have become better at identifying problematic loans and setting aside appropriate provisions for such loans, which increased transparency. The performing loans portfolio of the state banks was YTL5.3 billion as of December 2002, YTL7.9 billion as of December 2003 and YTL12,9 billion as of December 2004. As of December 2005, the non- performing loans portfolio of the state banks decreased to YTL1,516 million and provisions made for these non-performing loans decreased to YTL1,442 million. The non-performing loans portfolio of the state banks was YTL 1,405 million and YTL 1,424 million as of December 2007 and 2008 respectively and provisions made for these non-performing loans was YTL 1,328 and YTL 1,330 million respectively.
     In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, total paid-up capital and own funds increased to TL3.6 quadrillion and TL8.4 quadrillion, respectively, as of December 2003. In December 2004, total paid-up capital and own funds totaled YTL3.3 billion and YTL8.0 billion, respectively. Also, own funds increased to YTL9.0 billion as of December 2005, to YTL 10.4 billion as of December 2006 and to YTL 11.6 billion as of December 2007. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.
Table No. 33
Consolidated Balance Sheet of State Banks

	TL Trillion	TL Trillion		Million YTL				% Share
	Dec. 2003	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007	Dec. 2003	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007
Assets
Cash & Claims on Banks	4,251	4,595	4,280	6,641	5,125	6.4	5.6	4.6	6.2	4.2
Securities Portfolio	40,813	53,225	54,164	58,839	59,188	61.8	64.4	58.8	54.9	48.8
Loans	7,915	12,864	19,523	28,289	38,689	12.0	15.6	21.2	26.4	31.9
Loans under Follow-Up (Net)	102	104	74	76	94	0.2	0.1	0.1	0.1	0.1
-Loans under Follow-Up	3,531	1,601	1,516	1,405	1,424	5.3	1.9	1.6	1.3	1.2
-Provisions for Loans under Follow-Up (-)	3,429	1,496	1,442	1,328	1,330	5.2	1.8	1.6	1.2	1.1
Duty Losses	—	—	—	—	—			—	—	—
Other Assets	12,935	11,916	14,062	13,396	18,293	19.6	14.4	15.3	12.5	15.1

	TL Trillion	TL Trillion		Million YTL				% Share
	Dec. 2003	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007	Dec. 2003	Dec. 2004	Dec. 2005	Dec. 2006	Dec. 2007
Liabilities
Deposit(1)	47,353	64,397	72,094	84,961	96,644	71.7	77.9	78.3	79.2	79.6
Borrowings from Banks(2)	2,077	1,848	1,221	2,420	2,524	3.1	2.2	1.3	2.3	2.1
Other Liabilities	8,185	8,403	9,796	9,501	10,620	12.4	10.2	10.6	8.9	8.7
Shareholders’ Equity	8,401	8,056	8,993	10,359	11,301	12.7	9.7	9.8	9.7	9.6
Balance Sheet Total	66,016	82,704	92,103	107,241	121,389	100.0	100.0	100.0	100.0	100.0

(1)	Interbank-Deposits are excluded.

(2)	This item includes Interbank Deposits and Interbank Money Market transactions.
Source: BRSA
     Important steps were also taken to reduce the number of personnel and branches of the state banks to a reasonable level. Accordingly, the number of branches was reduced by 27.2% to 1,816 as of December 2007 from 2,494 as of December 2000, while the number of personnel was cut nearly in half (to 32,356 from 61,601) during the same period. In the aftermath of this restructuring, a positive impact in financial and operational restructuring became observable in the profitability performance of the state banks. The state banks have declared a total profit of YTL1,558 million (Ziraat Bankasi YTL1,072 million and Halk Bankasi YTL486 million) as of the end of 2003 and YTL2,058 billion (Ziraat Bankasi YTL1,530 million and Halk Bankasi YTL528 million) as of December 2004. The total profit of state banks was YTL 2,334 million (Ziraat Bankasi YTL1,802 million and Halk Bankasi YTL532 million) as of December 2005. As of December 2006, total profit of state banks was YTL2,964 million (Ziraat Bankasi YTL2,100 million and Halk Bankasi YTL863 million) and as of December 2007, total profit of state banks was YTL3,482 million (Ziraat Bankasi YTL2,351 million and Halk Bankasi YTL1,131 million).
     The SDIF banks
     After the BRSA began operating on August 31, 2000, the administration of 13 banks was assumed by the SDIF, in addition to the 8 banks already existing under its administration. Of these 21 banks whose administration was taken over during the period 1997-2002, 13 banks merged, 5 banks were sold to domestic and foreign investors and the license of 1 bank was revoked. After the merger of Pamukbank with Halkbank, by the end of December 2004 there was only 1 bank (Bayindirbank) left under the administration of the SDIF, which served as the bridge bank for the resolution of the SDIF banks. With the implementation of Decision No. 1085, dated July 3, 2003, of the Banking Regulation and Supervision Board, the license of Turkiye Imar Bankasi T.A.S. to perform banking activities and accept deposits was revoked and the management and control of this bank were transferred to the SDIF. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:
•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.
     A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion has been obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.
     With a view to accelerate the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks.
     In order to eliminate SDIF’s short-term liabilities and settle and reschedule the debts of Cukurova Group and to accelerate the sales process for Yapi Kredi Bank, three separate supplementary agreements were executed: one between Yapi Kredi Bank and the Cukurova Group dated July 20, 2004; one between SDIF and the Cukurova Group dated August 4, 2004; and one between BRSA and the Cukurova Group dated August 5, 2004. While the agreements signed by each of the SDIF and Yapi Kredi Bank with Cukurova

Group consist of a repayment protocol concerning the restructuring of the debt, the agreement between BRSA and Cukurova Group aims to solve the ownership problem of the Yapi Kredi Bank and accelerate the sale process. Cukurova Group failed to pay the first required installment to Yapi Kredi under the supplementary agreement dated July 20, 2004. As a result, the supplementary agreement was annulled and the former agreement between the parties, dated December 31, 2002, was reinstituted. The agreements between Cukurova Group and each of the BRSA and SDIF, which were signed in August 2004, remain in effect. In January 2005, it was announced that Cukurova Group and Koç Finansal Hizmetleri A.S. (“KFH”) signed a protocol to begin talks regarding a potential sale of the shares of Yapi Kredi Bank. UniCredito Italiano S.p.A. acquired a 50% stake in KFH in 2002. On May 8, 2005, Cukurova Group and KFH entered into a definitive share purchase agreement for the purchase of 57.42% of the shares of Yapi Kredi Bank held by Cukurova Group and the SDIF. On August 11, 2005, it was announced that BRSA approved the transfer of Yapi Kredi Bank shares to KocBank and, on September 28, 2005, it was announced that KocBank completed the acquisition of 57.4% of shares of Yapi Kredi Bank. The remaining debt of the Cukurova Group to Yapi Kredi Bank is expected to be repaid over the next 10 years. On November 25, 2005, it was announced that Cukurova Group made an early repayment of approximately $947.2 million of its outstanding debt to SDIF.
     The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for Star TV was held on September 26, 2005 and the tender was won by Isil Televizyon Yayinciligi (owned by Dogan Yayin Holding) which submitted the highest bid of $306.5 million. The tenders for nine cement factories were held in October 2005 and the highest bids totaled $1.07 billion. On December 21, 2005, the Competition Board approved the sale of eight of the nine cement factories for approximately $945 million. The tender for the ninth plant (Gaziantep cement plant) was rejected due to competition concerns, though it was later announced that a new tender is planned for the Gaziantep cement plant. The tender for Gaziantep cement plant was held on April 11, 2006 and Limak Kurtalan Cimento Sanayi won the tender with the highest bid in the amount of $93.25 million. On May 4, 2006, the Competition Board approved the sale of Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by Vodafone, which submitted the highest bid of $4.55 billion. On September 28, 2006, it was announced that the SDIF had agreed with Yasar Group (former owner of the Yasarbank) on early repayment of its outstanding debt to the SDIF. According to the agreement, Yasar Group paid approximately $48.4 million and €71.9 million in cash to SDIF on September 28, 2006.
     Open foreign exchange positions of the SDIF banks decreased to $30.6 million as of December 2003. The long position of the sole SDIF bank, Bayindirbank, was $11 million as of the end of 2004 and $33 million as of end of 2005. Foreign exchange net open position of SDIF bank was $20 million as of end of 2006 and $2 million as of end of 2007. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.
     Private Banks
     With the “Banking Sector Restructuring Program” implemented in May 2001, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further improved by the introduction of a set of new instruments which strengthened the capital of private banks through public support if necessary, establish a legal framework for the restructuring of debts to the financial sector (known as the Istanbul Approach), and establish asset management companies. The legal framework for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments made to current laws) were put into force on January 31, 2002. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or Tier 2 capital (a subordinated loan) .
     Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide” and the “Progress Report,” both of which aimed to increase the transparency in the banking sector.

Table No. 34
Balance Sheet of Banks Covered by the Program(1)

	TL Trillion		$ Million
	December	December	December	December
	2003	2004	2003	2004
Liquid Assets	1,481	1,833	1,063	1,372
Banks	8,381	12,208	6,015	9,138
Interbank Money Market	3,666	2,083	2,631	1,559
Securities Portfolio	45,840	55,521	32,901	41,558
Fixed Securities	13,695	10,539	9,830	7,888
Loans	52,380	80,166	37,595	60,005
Receivables under Follow-Up (Gross)	641	4,375	460	3,274
Receivables under Follow-Up (Net)	4,023		2,887

Total Assets	163,779	206,370	117,549	154,469

Deposits	102,858	125,235	73,824	93,739
Own Funds	23,243	30,722	16,682	22,996

(1)	This table is consolidated to include domestic and foreign branches and provides inflation-adjusted balance sheet data for the 25 banks covered by the Bank Capital Strengthening Program. The Bank Capital Strengthening Program was finalized at the end of year 2004.
Source: BRSA
     Cash capital increases, adjustment of provisions set aside for non-performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.
     In order to help private sector companies continue to operate and regain solvency after the financial crises, the Istanbul Approach, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (“FRFA”) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables became possible. Additional financing to debtors, if necessary, may also be provided under the approach.
     Companies were separated into two “scales” according to the FRFA. The criteria for the “large-scale” companies were determined as follows: the number of registered employees of the company must be above 100, the annual export volume of the company must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. As of December 2003, there were 72 small-or-medium scale and 184 large-scale companies under the Istanbul Approach, with a total of $5.5 billion in contracted loans. As of December 2004, the number of small-or-medium scale and large-scale companies increased to 101 and 205, respectively, while total contracts rose to $5.7 billion. The FRFA was completed on April, 2005. As of this date, 318 companies (of which 217 are large scale companies) have been under the Istanbul Approach with a total of $6.0 billion in contracted loans.
      Regulatory and Supervisory Framework
     Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with international standards.
     In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act No. 5411 include:
•	The BRSA supervision of financial holding, leasing, factoring and consumer finance companies.

•	Conformity with EU Directives in terms of the activities that banks are allowed to perform.

•	Increased transparency of the BRSA.

•	An open partnership structure and a new organizational chart that allow for a more efficient supervision by BRSA.

•	Establishing principles of corporate governance for Turkish banks and financial holding companies.

•	The paid-up capital for establishment of banks cannot be less than YTL30 million and increase in capital must be paid in cash free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Disclosure by banks of their up-to-date articles of association on their web sites to increase transparency.

•	The establishment of audit committees within financial institutions to conduct the audit and supervisory functions of their executive boards.

•	Prohibiting against the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•	Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by laws.
          The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations were prepared by revising the related previous regulations and by making necessary adjustments to get in line with the international codes and standards using European Union Directives, BIS Principles, Corporate Management Principles of OECD, the Acts of European Union Member and candidate Countries. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding financial leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal systems within the banks, accounting and information systems, capital adequacy and own funds, liquidity are also important for the Turkish banking system.
          With the Regulation on Measurement and Assessment of Capital Adequacy of Banks, published in the Official Gazette No. 26333 on November 1, 2006, in addition to credit risk and market risk, principles regarding operational risk were set forth. Moreover, with this regulation, principles regarding the settlement and commodity risks were added in the regulatory framework. And with Regulation on Banks’ Own Funds, published in the Official Gazette No. 26333 on November 1, 2006, innovative capital instruments were recognized and characteristics of these instruments were set.
     Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006. With this regulation, the corporate governance principles of banks were revised according to recommended principles by the Basel Committee.
          Regulation on Banks Internal Systems was published in the Official Gazette No. 26333 on November 1, 2006. The characteristics of the members of the audit committee and standards in order to ensure their independence are set forth by this regulation. Internal audit functions are conducted under a risk-based approach. With this regulation the following are set by the Board: the principles and procedures applicable to the establishment, functioning and adequacy of internal control, risk management and internal audit systems; the units to be established; the activities to be performed; the duties and obligations of senior management; and the reporting to be made to the Agency.
          Regulation on Measurement and Evaluation of Liquidity Adequacy of Banks, prepared by the BRSA Board upon the approval of the Central Bank, was published in the Official Gazette No. 26333 on November 1, 2006. The objective of this Regulation was to regulate the procedures and principles for achievement and maintenance by banks of adequate levels of liquidity in order to satisfy the liabilities attached to their assets.
          Regulation on the Principles and Procedures Related to the Determination by Banks of Qualifications of the Loans and Other Receivables and to the Provisions to be Set Aside was published in the Official Gazette No. 26333 on November 1, 2006. The Regulation determines the principles and procedures for the classification of loans and other receivables of banks according to their characteristics and for the provisions to be set aside for them.

          Regulation on the Procedures and Principles for Accounting Practices and Retention of Documents by Banks published in the Official Gazette No. 26333 on November 1, 2006, requires banks to ensure their operations are in line with Turkish Accounting Standards which are in compliance with IAS’s and IFRS’s. Upon consulting the Associations of Institutions and the Turkish Accounting Standards Board, the following principles and procedures were established by the Board, (i) to ensure uniformity in banks’ accounting systems; (ii) to provide banks accurately record all their transactions; and (iii) to ensure banks timely and accurate preparation of their financial reports in a style and format that will meet the requirements for proper reporting, which is clear reliable, comparable and suitable for auditing, analysis and interpretation.
     The following regulations were published in the Official Gazette No. 26333 on November 1, 2006:
•	Regulation on Authorization and Activities of the Organizations that Will Conduct Independent Audit at Banks was published in the Official Gazette No. 26333 on November 1, 2006. The purpose of this Regulation was to lay down the principles and procedures related to the authorization, operations and revoking powers of the independent audit firms that conduct the audit at the banks. By this Regulation, the rights and interests of depositors are to be protected by reviewing whether the banks’ transactions are recorded in a correct manner and whether financial statements are prepared in compliance with the provisions of National Accounting Standards.

•	Regulation on Authorization and Operations of Valuation Agencies was published in the Official Gazette No. 26333 on November 1, 2006. This Regulation sets forth principles and procedures for the establishment, recognition and operation of independent and impartial valuation agencies which will be authorized to value banks’ assets and liabilities recorded on their balance sheets, banks’ guarantees received in connection with their credits and other receivables, banks’ rights and liabilities arising from their contracts, and banks’ revenues or expenses arising from transactions.

•	Regulation on Authorization and Operations of Rating Agencies was published in the Official Gazette No. 26333 on November 1, 2006. With this Regulation, principles and procedures for the establishment, recognition and operations of independent and impartial external credit rating agencies which will be authorized to evaluate credit risks of the banks in terms of the standardized approach in the scope of Basel II were determined.

•	Regulation on the Establishment and Operations of Financial Leasing, Factoring and Financing Companies, was published in the Official Gazette No. 26315 on October 10, 2006. With this Regulation, the rules and procedures relating to the establishment, activities, amendments to articles of association, management, merger, dissolution, exchange of shares, limits of operations, accounting, reporting and supervision of these companies were determined.

•	Regulation on Outsourcing Activities Banks Receive and Authorization of Institutions That Will Perform the Outsourcing Activities was published in the Official Gazette No. 26333 on November 1, 2006. With this Regulation, rules and procedures of authorization of the institutions which provide services as an extension and complement to main services to the banks and the principles relating to the types of outsourcing services that can be procured are regulated.

•	Regulation on the Merger, Division and Exchange of Shares of Banks published in the Official Gazette No. 26333 dated November 1, 2006, set out the principles and procedures applicable to mergers, divisions and exchanges of shares of the banks operating in Turkey. With this Regulation, divisions and exchanges of shares were introduced.
     The Act on Bank Cards and Credit Cards No. 5464 was put into force by being published in the Official Gazette No. 26095 dated March 1, 2006. The Act was prepared in accordance with the European Union Directives of the European Parliament and the Council of the European Union, “Core Principles of Payment Systems” and “Know Your Customer” reports published by the Basel Committee on Banking Supervision, “40 Recommendations on Money Laundering” principles published by the Financial Action Task Force on Money Laundering (FATF) and opinions of related parties were used. The main highlights of the Law include:
•	Cardholders and institutions establishing card systems, issuing cards and/or making contracts with merchants are subject to the Act.

•	Institutions intending to establish card systems, issue cards or make contracts with merchants must meet certain conditions and receive permission from BRSA. The reasoned decisions for issuance and revocation of operating permissions are to be published in the Official Gazette.

•	Card issuers shall not issue credit cards without a claim or written contract.

•	The Banks Association of Turkey and The Association of Special Finance Institutions shall determine the places where credit card claims can be collected upon the approval of the Agency.

•	If a minimum periodic payment is not paid within the period established by the Act or a judicial fine is levied because of improper card use, all credit cards of the cardholder shall be revoked.

•	Limits on the liability of a cardholder for unauthorized use have been established and a cardholder shall not be liable for more than YTL150 24 hours before notification to the issuer.

•	Credit card limits for one individual holder for the first year shall not exceed twice the individual’s monthly average income, up to YTL1,000.

•	The institutions subject to this Act shall make their records regarding internal controls, risk management, internal audit systems, and accounting and financial reporting units available for supervision by the Agency. The Agency may revoke the operating permission of any institution not in compliance with these measures.

•	Only the institutions granted permission to establish card systems, issue cards and make contracts with merchants, shall be allowed to perform these activities.
     According to Act on Bank Cards and Credit Cards No. 5464, Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007. With this regulation, the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards and licensing and operation of card system organizations and card issuing organizations are determined. In addition, the rules concerning the legal form and general transaction terms of Bank Card and Credit Card contracts, operating principles of the institutions in card payments systems, obligations of issuers, card holders and member companies, are set forth.
     Turkey has also undertaken efforts to improve SDIF practices. Board Resolution No. 1043, dated May 14, 2003 reduced the burden on banks created by the enforcement of Resolution No. 2000/682 in order to ensure the transition to risk-based premium system. Board Resolution No. 1083 dated July 3, 2003 provided that the sums of principal and interest amounts of the accounts defined in Resolution No. 2000/682, dated May 31, 2000, regarding “Savings deposit under insurance and premiums to be collected by the Savings Deposit Insurance Fund” were fully guaranteed by insurance as of July 3, 2003. As of July 5, 2004, a ceiling was introduced to parallel EU regulations whereby up to YTL50,000 of these amounts would be under the insurance guarantee. On November 25, 2004, Board Resolution No. 1419 was introduced which raised the upper limit of the extra premium ratio from 11 to 13 per 10,000.
     Also, an IT audit team has been formed by BRSA and has begun its training on information systems audit. An IT Audit with limited scope was performed at deposit money banks in 2005 by independent auditing institutions. A regulation regarding “Auditing Bank’s Information Systems by Independent Auditing Institutions” has gone into effect. According to this regulation, as of 2006 each bank has to be audited once a year in terms of application controls and once every two years in terms of general controls. “Communiqué on the Report Format Pertaining to the Audit of the Information Systems to be Installed in the Banks by the Independent Auditing Firms” was published and for the first year (2006) all banks’ information systems have been audited and reported to the BRSA according to these regulations. Consolidated partnership of banks were also included in the IT Audit scope starting from 2007 according to “Auditing Bank’s Information System by Independent Auditing Institutions” regulation. “Communiqué on the Norms for Managing Information Systems on Banks” was published on September 14, 2007, which defines certain principles about management of information systems of banks.
CAPITAL MARKETS
     Capital markets deregulation was undertaken as part of overall financial sector reform. The objectives of these reforms were several: to secure transparency, confidence and stability in the capital markets; to contribute to the private sector’s more effective utilization of capital markets; to bring market discipline to State Owned Enterprises (“SOEs”) and strengthen the process of their restructuring; to facilitate local government financing in capital markets; to develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; to deepen the financial markets; to contribute to the participation of the public at large in investment activity; and to reach the standards of developed nations in financial structure and practice.

     The Capital Market Law was enacted in 1981 to adapt the legal framework to world markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, a decree law came into effect to restructure the stock exchanges and secondary securities markets. The İstanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.
     The Capital Market Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, asset-backed securities and non-voting shares. The law also prohibits insider trading activities and manipulation, and provides for penalties ranging between YTL100,000 to YTL1,000,000 in judicial fines and two to five years imprisonment.
     Prospective securities issuers, including SOEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses for the issuance of securities are now more detailed, in accordance with EU directives. External auditing has been extended in the market.
     Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of investment funds of which 51% of their portfolio is comprised of shares certificates trading on the ISE provided that the holding period is more than one year. Further, the withholding tax rate is set as 0% for non-resident individuals and companies. As of the end of 2007, the number of mutual funds offered to the public equals 297 and total net asset value of these mutual funds equals YTL 26,380 million.
     Securities investment trusts, real estate investment trusts and venture capital investment trusts are other types of institutional investors subject to The Capital Market Law. To improve institutional investors, the Government has exempted these investment trusts from corporate tax. As of the end of 2007, the number of securities investment trusts equals 33, real estate investment trusts equals 13 and venture capital investment trusts equals 2. The total net asset value of securities investment trusts equals YTL 688 million, the total net asset value of real estate investment trusts equals YTL 2.632 million, and the total net asset value of venture capital investment trusts equals YTL 170 million.
     Rules regarding margin trading, borrowing and lending securities and short-selling were promulgated in December 1994. In March 1996, principles for the issuance of capital markets instruments by non-residents were introduced. Such principles are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets. In March 1997, a communiqué concerning the establishment and operations of rating institutions was published by the CMB. In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of intermediary institutions was published by the CMB.
     The 1999 amendments to the Capital Market Law introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Market Law call for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute, the creation of the Turkish Association of Capital Market Intermediary Institutions and the formation of a Turkish Accounting Standards Board.
     “Regulation Regarding the Establishment and Operating Principles of the Central Registry for Dematerialized Securities” became effective in June 2001 and the Central Registry was established as a private entity in 2001. The principles regarding dematerialized securities were finalized in 2002. The dematerialized system became operational for equities traded on the ISE in 2005, and for mutual fund certificates and corporate bonds in 2006 and for commercial papers in 2007.
     The regulation concerning the principles for the licensing of staff of financial intermediaries who engage in capital markets activities became effective in August 2001 and licensing exams began in September 2002.
     With the objective of providing domestic and foreign investors with more accurate information about the financial situation of publicly held companies, consolidated financial statements for holding companies were regulated in November 2001.
     The Law on Individual Pension Savings and Investment System was enacted in 2001 and the related regulation was published in February 2002. Pension funds began to operate in October 2003. As of the end of 2007, the number of pension funds offered to the public equals 104. The total net asset value of these funds equals YTL 4,560 million.

     The Accounting Standards Board of Turkey was established in March 2002 and existing regulations on independent auditing standards were improved in November 2002 in light of the Sarbanes-Oxley Act passed in the United States.
     Adopting international standards in the Turkish capital markets is seen as a crucial issue for enhancing integrity in the market and to attract both domestic and foreign investors. In line with this objective, important steps have been taken in the areas of accounting, independent auditing and valuation standards. As a result of the efforts for harmonization with International Financial Reporting Standards, 33 principles fully in line with the international standards were published. Complementing these efforts for enhancing investor confidence, also a 7 year rotation requirement was introduced for auditing firms, and in 2006, standards for independent auditing firms were revised to align the rules with international auditing standards.
     In March 2007, a new law amending several laws related to the housing finance system was published. This law established the rules regarding securitization and covered bonds and reformed many laws including the consumer protection, foreclosure, bankruptcy, and tax laws in order to create a more convenient legal environment for securitization. In August 2007, three by-laws of CMB were drafted and published covering mortgage backed securities, covered bonds and real estate appraisal companies which would serve the issuers and investors of these securities. The regulations regarding housing finance are expected to deepen the capital markets and allow more citizens to access housing finance, lowering the funding cost of market participants through diversified and enlarged funding solutions.
     With progress in the introduction of a mortgage market, a particularly important area has been valuation. Adoption of International Valuation Standards aims at harmonization with EU and international implementations and the acceptability of Turkish valuation reports in the international markets.
     The regulation regarding the establishment of operational principles for an organized market for SMEs became effective on March 18, 2003. In July 2003, the Capital Markets Board issued Corporate Governance Principles, which used the OECD principles as a benchmark and were updated in 2005 in accordance with the OECD revisions. Implementation of these principles is based on the generally accepted “comply or explain” approach. Moreover, a corporate governance index was established by ISE at the end of August 2007. The index was composed of 7 companies by the end of 2007, whose corporate governance valuation degrees are at least 6 out of 10.
     In April 2004, regulations related to Exchange Traded Funds became effective. In 2006, hedge funds were regulated, whereby a definition of qualified investors was introduced to the system. Moreover, in 2006, a regulation enabling the functioning of “funds of funds” was issued. As of the end of 2007, the number of exchange traded funds offered to the public equals 8 and funds of funds equals 3. The total net asset value of exchange traded funds equals YTL 267 million and the total net asset value of funds of funds equals YTL 12 million. As of the end of 2007, there were no hedge funds registered in Turkey.
     In 2005, the Turkish Derivatives Exchange began operations in Izmir as the first derivatives exchange in Turkey. Contracts traded on this exchange consist of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures and index futures.
     The amount of private sector securities issued equaled YTL 7.066 million in 2005. As of year-end 2007, the total traded value of securities reached YTL387.7 billion. As of December 31, 2007, total market capitalization was YTL 335.9 billion.
     The ISE market indices both in terms of New Turkish Lira and US dollar increased from the beginning of 2003 and this upwards movement continued generally in 2004, 2005 and 2006. In 2007 ISE 100-Index, was 41,182 in January 2007, increased to 47,093 in late June 2007 and closed at 55,698 in December 2007. Consequently, as compared to the end of 2006 values, the ISE Share Price Index-100 increased by 42% in YTL terms and 72% in US dollar terms. In 2007 the Industrials Index increased by 31% (59% in US dollar terms), the Financials Index by 39% (69% in US dollar terms) and the Services Index increased by 53% (86% in US dollar terms) in comparison to 2006. The November 2000 and February 2001 crises led to a decrease in the trading volume, but then with considerable increases, the trading volume reached YTL 146.6 billion ($100.2 billion) in 2003, and YTL 208.4 billion ($147.8 billion) in 2004. After reaching YTL 269.9 billion ($201.8 billion) in 2005, the total trading volume in the ISE equities market in 2006 climbed to YTL 325.1 billion ($229.6 billion). In 2007 total trading volume resulted in YTL 388.8 billion (approximately $300.8 billion). In 2007 average daily trading volume in the ISE equities market was YTL 1,539 million (approximately $1,193 million) This figure indicates an increase by 16% over the previous year in YTL terms, while in US dollar terms it amounts to an increase by 23%. In 2007, a total nominal value of YTL 116.8 million equities were traded, which amounts to a nominal YTL 463.6 million on daily average basis, with a total number of 48.3 million contracts. By the end of 2007, total market capitalization was YTL335.9 billion (approximately $289.9 billion) in the ISE.
     In addition, the average daily traded value registered on the bonds and bills market at the end of 2007 was YTL 11.6 billion (approximately $9.0 billion). The total traded value in the bonds and bills market was YTL 2,935 billion (approximately $2.272 billion). In 2007, trading volume of transactions executed off the exchange and registered to the exchange was YTL 239.7 billion (approximately $184 billion) for outright transactions and YTL 486 billion (approximately $375 billion) for repo transactions.
     As of December 31, 2007, there were 41 banks and 104 brokerage houses licensed as members trading on the ISE.
     The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.
     ISE Settlement and Custody Bank Inc., namely Takasbank, is one of the most crucial institutions for the Turkish financial markets. It is an investment bank providing clearing and settlement services for the ISE markets (Stock Market, Bond and Bills Market), Turkish Derivatives Exchange and for portfolio assets of mutual funds and investment trusts. In addition to these services, Takasbank provides ISE members with a range of banking services such as credit services for cash within Takasbank Money Market (“TMM”) and credit services for securities, including Securities Purchasing Loans (“SPL”) and Securities Lending/Borrowing Facility (“SLBO”). The Central Registry Agency Inc. (CRA) is the only central depository for all dematerialized capital market instruments.
     In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also in 1995, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions.
     The following table shows market activity in the Turkish capital markets for the periods indicated:
Table No. 35
Securities Markets Activities

	2003	2004	2005*	2006*	2007*
Securities Issued (in trillions of TL)	7,882	10,696	7,066	17,058	10,542
Outstanding Securities (in trillions of TL)	214,012	252,601	280,017	296,299	307,535
Private	18,008	25,186	31,916	41,058	52,225
Public	196,004	227,415	248,773	255,240	255,310
Traded value on the ISE Markets (in trillions of TL)
Stock Market	146,645	208,423	269,931	325,131	387,777
Bonds and Bills Market	1,253,631	1,924,080	2,340,000	2,921,000	2,935,118
Off-exchange bonds & bills transactions	527,761	622,332	568,782	705,774	725,889
Stock Market Capitalization (in trillions of TL)	96,073	132,556	218,308	230,038	335,948
ISE National 100 Index(1) (on TL basis)	18,625	24,972	39,778	39,117	55,698
Number of Companies Traded	285	297	303	316	319

(2)	For the stocks traded on the ISE, dematerialized system became operational within CRI as of November 28, 2005 and the records of stocks held in fungible custody at Takasbank before are now held in dematerialized form at CRI.

(1)	Year-end figures

*	in YTL (million)
Sources: Capital Markets Board, ISE, Undersecretariat of Treasury, Privatization Administration.

PUBLIC FINANCE
GENERAL
     The public sector in Turkey includes the central government (the “Government”), social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds (EBFs). Social security institutions and local governments both prepare their own budgets. The central government budget consists of three types of agencies: (1) the general budget agencies: ministries and agencies equivalent to ministries against to Constitutional Law, (2) special budget agencies: agencies directly affiliated to the central government but with some degree of autonomy, (3) regulatory and supervisory agencies: agencies belonging to the central government but with a larger degree of autonomy.
     In the course of accession negotiations, Turkey reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change is the introduction of the Public Financial Management and Control Law (PFMC Law), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). Enactment of the PFMC Law marked a defining moment, providing a new legal framework for modern public expenditure management and accountability. Throughout the Law, key concepts of the modern public financial system such as managerial responsibility models, effective and efficient use of resources, strategic planning, performance based budgeting, multi-year budgeting, accountability, fiscal transparency, modern internal audit/control and external audit practices which are the core elements of the new public sector framework have been put into practice or are to be put into practice in the medium term. Several other reform laws have been enacted, including the Special Provincial Administration Law, Metropolitan Municipalities Law, The Municipalities Law, and etc.
     The PFMC Law is being implemented step by step and covers public financial management and control at all levels of government. Although not an organic law in the sense of legal prevalence, being a frame law it requires in many instances secondary legislation for its implementation.
     On July 3, 2005, a new Municipalities Law (Law No. 5393) was approved by the Assembly, and the law was published in the Official Gazette on July 13, 2005 (No. 25874). The Municipalities Law is intended to reorganize the structure, duties and responsibilities of municipalities.
     Below, some brief information is given about the budgeting process, accounting system, internal and external audit in line with the new reforms.
     Budgeting
     The new system modernizes the budgeting process according to international standards. The central budget remains the pivotal point of the public finances and is prepared according to a schedule common to OECD countries. A medium-term economic programme is prepared by the State Planning Organization covering macro policies, targets and main economic indicators in the context of development and strategic plans and general economic condition and is adopted by the Council of Ministers. A medium term fiscal plan, consistent with the medium term economic programs is prepared by the Ministry of Finance and it includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations and is endorsed by the High Planning Council. These documents set the framework for the discussions and negotiations with relevant ministries and spending agencies, before political reconciliation in the Cabinet and the Parliament.
     A rolling multi-year budget framework for the two following years after the budget year accompanies the budget law. The approved budget is implemented through a unified treasury system and the closing accounts are presented shortly after the end of the budget exercise. A detailed audit report is submitted to the Parliament before closing the accounts.
     The accounts of the SSIs, EBFs and local governments are prepared, implemented and closed according to their respective laws, but are coordinated with the central budget. Their provisional budgets are communicated to the Parliament before the approval of the central budget. Integrated general government accounts are published in quarterly periods, together with a yearly report shortly after the end of the budget exercise.

     To align the accounts with the Government Financial Statistics (GFS) standards, the budget codification system is being overhauled. Each spending item is identified in institutional, administrative, economic and functional terms and budgets and budget reports are compiled according to these different classifications. The new codification system has been gradually applied to all general government entities beginning from 2006.
     The fiscal year is the calendar year and the annual budget process commences in June with the budget call of the Prime Minister prepared by the Ministry of Finance. Individual ministry budgets are prepared and reviewed by the High Planning Council. A budget bill together with supporting information is submitted to the Turkish Grand National Assembly (“TGNA”) in early October. Following debate, the annual budget law is approved by the TGNA and promulgated by the President in early December.
     Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. The TGNA annually appropriates a single amount to the Treasury for allocation among the SOEs. Revenues and expenditures of the SOEs are excluded from the consolidated budget. There are only 5 EBFs remaining. This consolidation is intended to impose discipline on EBF spending and decrease the EBFs’ contribution to the annual public deficit.
     Accounting
     Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the Ministry of Finance’s General Directorate of Public Accounts. The Ministry of Finance has accounting offices in ministries and agencies. The offices are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). The Ministry of Finance is responsible for compiling, consolidating and disseminating accounting data and financial statements for the central government on a monthly basis as defined in the PFMC Law.
     The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the Ministry of Finance. The Ministry of Finance sets rules for the preparation of the final accounts and supervises the compilation. After completion the Final Accounts Law is submitted to the Turkish Court of Accounts (TCA) and the National Assembly. The Turkish Constitution mandates that the Final Accounts Law should be submitted to parliament within seven months of the end of the fiscal year and that the TCA shall submit its certification no later than 75 days thereafter.
     Currently the main fiscal policy indicators are the overall balance and primary balance of the central government budget, and the total and primary balance of the “Consolidated Government Sector”. In order to submit fiscal notifications to the European Commission, huge efforts have been made to prepare accounts in accordance with ESA 95 standards. The ambition is to produce accounts in accordance with ESA 95 for the year 2009.
      Internal audit
     The PFMC Law requires each public administration to establish an internal audit unit. Internal auditors within the line ministries and agencies will be made responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. The target is to hire 1200 new internal auditors for the public administrations covered by the PFMC Law with appropriate qualifications and as of the end of 2007, 79 of them had successfully completed the education program and qualified for a certificate.
      External audit
     External audit is regulated by the law on the Turkish Court of Accounts (TCA). Article 68 of the PFMC law specifies that the TCA may audit all general government organizations (central government agencies, local governments and SSIs). TCA’s independence is secured. TCA prepares its own budget and presents it to parliament directly. It decides on its own audit programme. The president and the members of the court are elected by the parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors cannot be appointed to another position without their consent. Removal can only happen due to criminal conviction or for medical reasons. At present, the TCA predominantly carries out compliance audits, the results of which are held through a judicial procedure. The TCA also submits a report to the parliament on the general conformity on the fiscal transactions of the central government. Both types of reports are published and publicly available. In order to enhance the capacity for the new external audit areas, the TCA has established a twinning project with the British National Audit Office and conducted a number of training exercises for staff.

CONSOLIDATED CENTRAL GOVERNMENT BUDGET
     After the 2002 elections, the new government came into power and put into effect the provisional budget for the three month period of January — March of 2003. At the end of those three months, the 2003 budget was submitted to Parliament.
     The consolidated budget for 2003 was prepared with the assumptions of 5.0% real growth and of a 24.4% deflator. Total revenues were estimated as TL100,782 trillion (28.2% of GNP) and expenditures as TL145,949 trillion (40.9% of GNP), of which TL80,499 trillion were primary expenditures (22.5% of GNP). The primary surplus was targeted as TL20,282 trillion (5.6% of GNP) while the budget deficit was estimated as TL45,167 trillion (12.6% of GNP).
     The 2003 fiscal year consolidated budget revenues totaled TL100,250 trillion, representing 28.1% of GNP, and expenditures amounted to TL140,455 trillion, representing 39.4% of GNP. The budget deficit reached TL40,204 trillion (11.3% of GNP), while primary surplus amounted to TL18,405 trillion (5.2% of GNP).
     At the beginning of 2004, the Turkish budget classification system was changed. The new system is called the Analytical Classification-Code System. The major changes in the new system include a scheme in which tax rebates are subtracted from revenues and therefore budget revenues appear as net figures (after deduction of rebates). In the previous system, expenditures included tax rebates. Since 2004, the budget data has been disseminated according to the new Analytical Classification-Code System. Therefore, 2004 and 2005 data are shown in Table 35 according to the new classification. The old budget data series has not been converted to the new system, yet. Therefore, the data of 2004 and 2005 are shown in a separate table.
     In 2004, estimated consolidated budget revenues were TL104,109 trillion (24.3% of GNP) and estimated expenditures were TL149,945 trillion (35.0% of GNP). Consequently, the budget deficit was projected as TL45,836 trillion (10.8% of GNP) and the primary surplus was targeted at TL20,214 trillion (4.8% of GNP).
     Actual consolidated budget revenues reached TL110,721 trillion (25.8% of GNP) in 2004 and exceeded the original target by 1.5% of GNP. Total expenditures were TL141,021 trillion (32.9% of GNP) and the budget deficit was TL30,300 trillion (7.1% of GNP). The primary balance realization was TL26,188 trillion, representing 6.1% of GNP and 1.3% above the target.
     Due to strong growth and buoyant revenues, fiscal performance in 2004 exceeded the program targets. Expenditures were kept in line with the budget and tax collections were robust, particularly from corporate tax and VAT.
     On December 29, 2004, a Government decree regarding the reduction of the VAT was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006.
     The economic program within the framework of the Stand-By Arrangement has been focusing on debt reduction through the high primary surpluses, retained by 6.5% of GNP16 primary surplus target for public sector during the program period.
     Fiscal Policy remained prudent in 2005. In 2005, estimated consolidated budget revenues were YTL126,409 million (26.0% of GNP) and estimated expenditures were YTL155,628 million (31.2% of GNP). The budget deficit was projected as YTL29,137 million and primary surplus was targeted at YTL27,302 million (5.8% of GNP).
     At the end of the year consolidated budget revenues and expenditures reached YTL137,981 million (28.4% of GNP) and YTL146,098 million (30.0% of GNP), respectively. The budget deficit was YTL8,117 million (1.7% of GNP) and primary surplus was YTL37,563 million (7.7% of GNP).
     As the Law No. 5018, Public Fiscal Management and Control Law came into effect in Jan 1, 2006, the institutional scope of the budget was broadened. Other than these institutional changes, another change made in the system was that shares of local governments and funds started to be disseminated on a gross basis within both revenues and expenditures. Accordingly, the data for 2006 are also shown in a separate table below (Table No.36).
     In 2006, estimated central government budget revenues were YTL160,326 million and estimated expenditures were YTL174,322 million which generated a budget deficit of YTL13,996 million. The provisional results show that at the end of 2006, budget revenues

[16]	Determined according to 1987 based GNP series.

and expenditures were realized at YTL171,309 million (29.8% of GNP) and YTL175,304 (30.4% of GNP) million, respectively. The budget deficit was YTL3,995 million, representing 0.7% of GNP and primary surplus was YTL41,951 million, representing 7.3% of GNP.
     On October 17, 2006, the Council of Ministers submitted the draft budget law for 2007-2009 period to the Assembly. The draft law includes a YTL204.9 billion target for central government budget expenditures, a YTL188.2 billion target for central government budget revenues and a YTL36.2 billion target for central government budget primary surplus in 2007. The Budget Law (Law No. 5565) was approved by the Assembly on December 26, 2006. On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget includes 5% targets for the CPI and PPI rates and a 6.5% target for the primary surplus/GNP17 ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005, and the Budget Law (Law No. 5437) was published in the Official Gazette on December 31, 2005.
     According to the initial results, central government revenues reached YTL189,617 million at the end of 2007 (22.1% of GDP). Central government budget expenditures totaled YTL203,501 million (23.8% of GDP), of which YTL154,769 million were primary expenditures (18.1% of GDP). As a result, a primary surplus of YTL34,848 million was reached, representing 4.1% of GDP as well as a budget deficit of YTL13,883 million, representing 1.6% of GDP (see Table No.36).
     On October 17, 2007, the Council of Ministers submitted the draft budget law for 2008 to the Assembly. The draft 2008 budget includes targets of approximately YTL222.6 billion for central government budget expenditures, YTL204.6 billion for central government budget revenues and approximately YTL18 billion for central government budget deficit. On November 22, 2007, the draft 2008 budget was approved by the Planning and Budget Commission. On December 14, 2007, the Assembly approved the budget law and on December 19, 2007, the President approved the budget law and published the approval in the Official Gazette dated December 28, 2007 (No. 26740).
     The following table sets forth the consolidated central Government budget (adjusted).

[17]	Determined according to 1987 based GNP series.

Table No. 36
Consolidated Central Government Budget

2003
(in trillions of Turkish Lira)
REVENUES	100,250
Tax Revenues	84,316
Direct Taxes	27,808
Indirect Taxes	56,508
Non-tax Revenues (1)	14,112
Grants	131
Annex Budget	1,692
TOTAL EXPENDITURES	140,455
NON-INTEREST EXPENDITURES	81,846
Personal	30,209
Other Current	8,304
Investment	7,180
Interest Payments of Which	58,609
Foreign Borrowing	5,890
Domestic Borrowing (2)	52,719
Transfers to SOE’s	1,881
Other Transfers (3)	34,271
PRIMARY BALANCE	18,405
OVERALL BALANCE	-40,204
DEFERRED PAYMENTS	-247
OTHER DEFERRED PAYMENTS	-786
ADVANCES	-1,839
CASH BALANCE	-43,076
FINANCING	43,076
BORROWING (NET)	44,679
Foreign Borrowing (net)	1,796
Receipts from Loans	12,476
Payments on Loans	-10,680
Domestic Borrowing (Net)	42,884
G-Bonds (net)	54,856
Receipts	93,064
Payments	-38,208
Treasury Bills (net)	-11,973
Receipts	55,697
Payments	-67,670
RECEIPTS FROM ON LENDING	1,264
CURRENCY, DEPOSITS AND OTHER TRANSACTIONS	-2,868

(1)	Includes privatization proceeds.

(2)	Includes non-cash interest payments.

(3)	Includes transfers to EBFs.
     Source: UT.

Table No. 36 (cont.)
Consolidated Central Government Budget

	2004	2005
	(in millions of New Turkish Lira)
REVENUES	110,721	137,981
Tax Revenues	90,077	106,929
Direct Taxes	27,997	32,673
Indirect Taxes	62,080	74,256
Other	20,644	31,052
Non-Tax Revenues	17,500	25,468
Capital Revenues	161	2,025
Grants and Aids	1,202	1,333
Receivables	0	0
Annexed Budget Revenues	1,781	2,225
EXPENDITURE	141,021	146,098
PRIMARY EXPENDITURE	84,532	100,418
Personnel Expenditure	28,948	31,856
Social Security Contributions	4,024	4,533
Purchase of Goods and Services	12,684	14,446
Interest Payments	56,488	45,680
Domestic Interest Payments	50,053	39,270
Foreign Interest Payments	6,057	6,223
Discount and Short Term Transactions	379	186
Current Transfers	27,683	35,223
SOE Duty Losses	381	522
Transfer to Emekli Sandigi	7,800	8,889
Transfer to Bag-Kur	5,336	6,863
Transfer to SSK	5,757	7,507
Transfer to Unemployment Insurance Fund	440	503
Social Aid and Solidarity Incentive Fund	332	0
Transfer to the Autonomous Agencies	1,308	1,576
Credit and Dormitories	834	1,114
Agricultural Subsidies	3,084	3,707
DIS	2,480	2,393
Deficiency Payment	334	0
Livestock	209	345
ARIP	31	29
Other Agricultural Subsidies	30	940
Tax Rebates to Pensioners	710	1,293
Aids to Other Countries and Contributions to Int. Ins.	363	391
Other Current Transfers	1,338	2,857
Capital Expenditure	8,050	9,805
Capital Transfers	437	1,546
Lending	2,669	3,009
Contingencies	37	0
PRIMARY BALANCE	26,188	37,563
BUDGET BALANCE	-30,300	-8,117
DEFERRED PAYMENTS	-81	513
OTHER DEFERRED PAYMENTS	1,795	2,263
ADVANCES	-3,038	-3,970
CASH BALANCE	-31,624	-9,310
FINANCING	31,624	9,310
BORROWING (NET)	34,217	19,309
FOREIGN BORROWING (NET)	3,505	-2,009
Receipts	13,309	13,760
Payments	-9,804	-15,769
DOMESTIC BORROWING (NET)	30,712	21,318
G-Bonds (Net)	25,853	33,773
Receipts	96,490	111,413
Payments	-70,636	-77,640
Treasury Bills (Net)	4,859	-12,455
Receipts	61,578	40,116
Payments	-56,719	-52,571

	2004	2005
	(in millions of New Turkish Lira)
RECEIPTS FROM ON-LENDING	943	669
PRIVATIZATION REVENUE	0	1,773
PAYMENTS FROM SDIF	0	1,215
ON LENDING (1)	0	931
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-3,536	-12,726

(1)	On lending credit used by the Agricultural Products Office (TMO)
Source: UT.
Table No. 36 (cont.)

	2006	2007(*)
	(in millions of New Turkish Liras)
CENTRAL GOVERNMENT BUDGET REVENUES (*)	171.309	189,617
I. GENERAL BUDGET REVENUES	166.620	184,235
Tax Revenues	137.474	152,832
Direct Taxes	43.258	51,843
Indirect Taxes	94.216	100,989
Other	29.146	31,404
Non-Tax Revenues	26.435	23,525
Capital Revenues	1.841	6,077
Grants and Aids	870	1,801
II. REVENUES OF SPECIAL BUDGET AGENCIES	3.292	3,795
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	1.398	1,587
CENTRAL GOVERNMENT BUDGET EXPENDITURES	175.304	203,501
PRIMARY EXPENDITURES	129.359	154,769
Personnel Expenditure	37.733	43,555
Social Security Contributions	5.067	5,801
Purchase of Goods and Services	18.646	22,154
Interest Payments	45.945	48,732
Domestic Interest Payments	38.641	41,519
Foreign Interest Payments	6.662	6,402
Discount and Short Term Transactions	642	811
Current Transfers	49.603	63,249
Duty Losses	7.242	1,401
Treasury Aids	21.739	36,273
Transfers to Non Profitable Institutions	185	681
Transfers to Households	1.154	1,680
Agricultural Subsidies	4.747	5,555
Transfers to Abroad	592	501
Shares from Revenues	13.944	17,158
Capital Expenditure	11.934	12,915
Capital Transfers	2.637	3,543
Lending	3.738	3,552
Contingencies	0	0
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	41.951	34,848
CENTRAL GOVERNMENT BUDGET BALANCE	-3.995	-13,883
DEFERRED PAYMENTS	-1.355	212
OTHER DEFERRED PAYMENTS	1.538	1,056

	2006	2007(*)
	(in millions of New Turkish Liras)
ADVANCES	-1.730	-1,036
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-5.541	-13,651
CENTRAL GOVERNMENT BUDGET FINANCING	5.541	13,651
BORROWING (NET)	2.740	6,438
FOREIGN BORROWING (NET)	-1.722	-2,478
Receipts	16.755	13,060
Payments	-18.476	-15,538
DOMESTIC BORROWING (NET)	4.461	8,915
-YTL Denominated T-Bills	-8.224	-3,460
Receipts	18.530	15,903
Payments	-26.754	-19,363
-YTL Denominated G-Bonds	18.171	15,828
Receipts	95.404	92,180
Payments	-77.232	-76,352
-FX Denominated G-Bonds	-5.486	-3,453
Receipts	2.297	8,139
Payments	-7.784	-11,592
RECEIPTS FROM ON-LENDING	518	-553
PRIVATIZATION REVENUE	7.159	368
PAYMENTS FROM SDIF	84	921
LENDING (-)	0	2,007
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-4.961	4,653

(*)	Provisional

(**)	The central government budget comprises the general budget, the special budget agencies and the budget of regulatory and supervisory institutions
TAXATION
          The Government collects taxes18 on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.
          The personal income tax is levied on a scheduler basis and includes the following features:
•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 40%. In 2005, the 40% ceiling was lowered to 35%. In 2004, the personal deduction was eliminated and replaced by a tax credit for the same expenditures, at a maximum of 8%, which declines to 4% as certain expenditure thresholds are exceeded. The withholding tax is final;

•	Earned income from more than one employer is subject to declaration if the second income is higher than the TL14 billion threshold for the year 2004 and if it is higher than the YTL 15,000 threshold for the year 2005 and if it is higher than the YTL 18,000 threshold for the year 2006 and if it is higher than the YTL 19,000 threshold for the year 2007; and

•	Capital income is taxed at marginal rates rising from 15% to 35% as of 2007. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax.
          On the other hand, the taxation of the gains derived from the sale and the retention of marketable securities and other capital market instruments, and the taxation of deposit interests, repo gains and the income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of Law No. 5281 (a law regarding amendments to current laws and adaptation of tax laws to the New Turkish Lira). These regulations will be applied during the period between January 1, 2006 and December 31, 2015. In particular:

[18]	Except where indicated, all tax rates cited in this section exclude the 10% fund levy that was chargeable until the end of 2003.

•	Interest income derived from the government bonds issued prior to January 1, 2006 is not subject to the withholding tax, instead the tax rate is “0.” There is a personal exemption of YTL 361,146.32 for the year 2007, and a tax is levied on any amount above this;

•	A withholding tax at a rate of 15% (for residents 10% from July 23, 2006) is applied on the gains from the retention and sale of all kinds of bonds (Goverment, private sector etc.) and Treasury bills issued after January 1, 2006. This tax rate is 0% for non-residents from the date of July 7, 2006,

•	The income from the sale of shares is subject to withholding tax at a rate of 15% (for residents 10% from July 23, 2006, for non-residents 0% from July 7, 2006) provided that the stocks are held for less than one year and belonged to full corporations and listed on the Istanbul Stock Exchange;

•	Income from dividends is not aggregated with income from government securities and other taxable income, and there is a threshold of YTL 19,000 for 2007. Dividends are currently subject to withholding tax at 15% from July 23, 2006, 50% of dividends will be exempted from income tax, and if the remaining 50% is above the threshold of YTL19,000 for 2007 it will be included in taxable income, and the participation in the withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts; and

•	Income from bank deposits acquired from January 1, 2006 is subject to final withholding tax at fixed rate of 15%.
          The corporate income tax is payable by legal persons at 30%. In 2004, the applied corporate income tax rate was 33%. For the year 2005, the corporate income tax rate was reduced to 30%. As of the year 2006, Corporation Tax Law No. 5422 was abolished and Corporation Tax Law No. 5520 was enacted. Also, the corporate income tax rate was reduced to 20%. Other key features include:
•	Depreciation of assets at a rate of 20%, or use of declining balances, with full indexation against movements in the wholesale price index. Depreciation of assets are based on the economic life of each asset after January 1, 2004;

•	Losses can be carried forward for 5 years;

•	Investment tax allowance application was eliminated at the beginning of the 2006, and

•	Beginning January 1, 2004, the corporate tax base is now fully indexed to inflation.
          Social security contributions are payable by employees at a rate of 14%, and by employers at a rate of 19.5%. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. The ceiling amount was increased to YTL38,119 and the base amount up to YTL5,864 for the year 2005. According to Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions are paid into funds that are not consolidated under the central government accounts. There are four such funds, one for civil servants (“ES”), employees (“SSK”), the self employed and farmers (“Bag-Kur”), and the unemployed. The employer’s contribution varies with the riskiness of the job, rising to 24%. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.
          VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:
•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and

•	the importation of all goods and services.

The following transactions are exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for hydrocarbon sources;

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, management and refining of gold, silver and platinum;

•	goods and services related to national security;

•	goods and construction works related to the construction, restoration and enlargement of seaports and airports;

•	diplomatic exemptions;

•	the supply of gas oil for trucks and tractor trailers which transport export goods; and

•	special vehicles for disables (excluding cars) and software.

The rates are currently as follows:

•	the standard rate is 18%;

•	the reduced rate is 8% for food products (except alcoholic beverages) (starting from January 1, 2008 chocolates and carbonated drinks will be included), cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, and effective from January 1, 2005, certain medical equipment and medical products, medicines, textile and confection products and custom manufacturing of them, stationary materials for students, tourism services (starting from January 1, 2008), services given by restaurants, bakeries and etc., services given to senior citizens, the handicapped and orphans, agricultural machinery and heavy construction equipment and leasing of them and blood and blood components used to treat humans and animals.

•	the reduced rate is 1% for particular agricultural products, newspapers and magazines.
RECENT DEVELOPMENTS IN TAX POLICY
     Based on a review carried out jointly with the World Bank (“WB”) in 2002, a long-term strategy for improving the tax system was put in place. The overarching objective of the strategy was to improve the stability, transparency, and equity of the tax system through measures to minimize tax distortions broadening the tax base, and improving the efficiency of tax administration. Earlier studies of the tax system by the IMF, the WB and the FIAS (Foreign Investment Advisory Service) signaled concerns about the complexity of Turkey’s tax system. These concerns were exacerbated by the instability of the tax policy and high, unstable inflation rates. The proliferation of additional special taxes and surcharges, which were the result of pressure to reduce the fiscal deficit, contributed to this complexity and instability. Partial inflation indexation in combination with differential nominal tax rates and investment incentives across financial instruments distorted the real effective tax rates across financial instruments and real business investments.
     On the tax policy side, with a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Special Consumption Tax (“SCT”) was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of luxury goods. Implementing circulars for the SCT law were published in July, and the tax went into effect in August

2002. A government decree issued in January 2003 eliminated earmarking of SCT revenues. This tax consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods. In most cases, the charge on domestic production by the SCT is at the factory. In some cases, such as motor vehicles, it is at the dealer level, and in others, such as tobacco, it is collected from the manufacturer and added to the consumer retail price. The VAT is charged on top of the SCT.
     The SCT tariff is composed of four lists: List I includes petroleum products; List II includes registered and non-registered motor vehicles; List III covers alcoholic beverages and tobacco products; and List IV has a range of consumer durables and luxury goods.
     The SCT comprised 26% of total tax revenues (excluding social security contributions) in 2007.
     The higher VAT rates of 26% and 40% were eliminated on August 1, 2002 and replaced by the SCT.
     In line with this tax strategy, a legislative package of direct tax reform was submitted to Parliament and enacted in April 2003. The objectives of this legislation were to harmonize the system of investment incentives and tax rates on income from financial investments, to reform the system of income tax credits, and to simplify taxation of corporate earnings and dividends. This legislation was intended to bring Turkey’s personal and corporate income tax regimes closer to OECD standards and in line with international best practices.
     The investment tax allowance system was simplified with an automatic uniform rate of 40%, down from rates of 200% and 100%. The new system provides a uniform 40% investment tax allowance automatically without an investment certificate, abolishes the allowance for predicted investment, and eliminates the 19.8% withholding tax on the investment tax allowance. For the recourses before the introduction of the law, previous provisions apply.
     The special deduction and expenditure deduction (VAT-linked rebates) for wage earners are replaced with an integrated income tax credit system. The tax reduction value of the deductions increases in a regressive fashion with the increasing income level and tax rate. In the case of the tax credit, the tax value decreases in a progressive fashion with the declining credit rate. As qualifying basic needs expenditures increase, the credit rate declines from 8% to 4% as follows:
•	For qualifying expenditures up to TL3 billion: 8%;

•	For qualifying expenditures up to TL6 billion: 8% for the first TL3 billion, and 6% for the remainder;

•	For qualifying expenditures above TL6 billion: 7% for the first TL6 billion, and 4% for the remainder; and

•	Qualifying expenditures are limited to the total annual taxable income of the employee.
     For the year 2006 these rates are arranged as follows:
•	For qualifying expenditures up to YTL 3,600: 8%;

•	For qualifying expenditures up to YTL 7,200: 8% for the first YTL 3,600, and 6% for the remainder; and

•	For qualifying expenditures above YTL 7,200: 7% for the first YTL 7,200, and 4% for the remainder.
     In addition, the integrated income tax credit system was eliminated at the beginning of the year 2007.
     On December 29, 2004, a Government decree regarding the reduction of VAT was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006.
     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with Law No. 5281, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced. On December 31, 2004, Law No. 5281 was published in the Official Gazette. However, on June

     22, 2006, the Government announced its intention to introduce a new tax exemption on financial instruments for non-resident investors. The new law (Law No. 5527) was approved by the Assembly on June 27, 2006 and published in the Official Gazette on July 7, 2006 (No. 26221). With Law No. 5527, the withholding tax on earnings derived from financial instruments by non-residents was reduced to zero and non-residents are not be responsible for any declaration. The withholding tax for domestic investors was reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. There was no change on the 15% withholding tax implementation on deposits and repurchase transactions. However, on August 2, 2006, it was announced that the CHP had applied to the Constitutional Court for the cancellation of Law No. 5527. On March 30, 2006, the Assembly passed another law (Law No. 5479) regarding the reduction of income taxes and the simplification of income taxation practices. With Law No. 5479, the upper limit of income taxes was reduced by 5% to 35%, the number of income tax brackets was reduced to 4 from 5 and the tax exemptions of various investments were eliminated. Law No. 5479 was published in the Official Gazette on April 8, 2006 (No. 26133), and the income tax reductions and the elimination of the tax exemptions were effective as of January 1, 2006. On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).
     The fund levy (which was 10% of the corporate tax) was abolished, and, as a result, the tax burden on corporate profit was reduced by 3%. The withholding tax system was simplified so withholding was deferred until profit was distributed. The imputation tax credit system for dividend income was abolished as of January 1, 2004, and the real amount of withheld tax could be credited. A 50% dividend deduction to offset taxes paid at the corporate level was introduced. The final tax burden on corporate profit was reduced to 45% from a high of over 60%.
     An inflation adjustment was introduced for the financial income statements of corporate taxpayers who keep their books on a balance sheet method. An inflation adjustment could be applied if the increase in the price index is higher than 10% in the relevant accounting year and higher than 100% in the past three years. As a result of the inflation adjustment, a series of amendments were made to the same provisions in the tax system relating to revaluation, depreciation, investment allowance.
     Tax incentives for activities in the free trade zones (“FTZ”) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax holidays of existing FTZ companies were grandfathered for the length of their licenses or until 2008.
     Tax holidays in selected regions were removed and replaced with job creation incentives in low-income regions. These incentives, which were in place in 36 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey) for a five year period which started in September 2003, include:
•	An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels in September 2003. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•	For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and

•	Electricity subsidy.
     These incentives were expanded to an additional 13 cities after April 2005, which are below the social and economic development indicator,. Also, after April 2005, in order to benefit from the exemption of personal income tax for employee increase, an employer must have at least 30 employees.
     The following table sets forth tax revenues for the years indicated:

Table No. 37
Tax Revenues
(in millions of YTL)

	2003	2004	2005	2006	2007
Total Tax Revenues	82,484	100,342	119,627	137,480	152,832
Personal Income Tax	16,861	21,244	24,490	28,983	34,447
Corporate Income Tax	9,472	10,521	12,048	11,158	13,751
Motor Vehicle Tax	1,315	1,536	2,538	2,998	3,521
Domestic Value Added Tax (VAT)	10,723	13,148	14,104	15,911	16,793
Special Consumption Tax	22,283	26,648	33,345	36,926	39,111
Petroleum Consumption Tax /	6	0	0	0	0
Banking and Insurance Transaction Tax	1,271	1,594	1,988	2,624	3,149
Stamp Duty	1,862	2,198	2,552	3,149	3,642
Fees	1,938	2,530	3,280	3,958	4,742
Special Communication Tax	1,048	1,882	3,023	3,578	4,211
VAT on Imports	12,733	17,443	20,222	25,426	26,493
Other Tax Revenues	2,971	1,600	2,038	2,770	2,975

*	Consolidated budget realizations for the years 2003-2005 are transformed into a central budget basis according to the analytical budget classification.
Sources: Ministry of Finance, UT.
     The following table sets forth the components of tax revenues as a percentage of GNP for the years indicated:
Table No. 38
Components of Tax Revenues as a Percentage of GNP

	2003	2004	2005	2006	2007
Total Tax Revenues	18.14	17.95	18.43	18.13	17.85
Personal Income Tax	3.71	3.80	3.77	3.82	4.02
Corporate Income Tax	2.08	1.88	1.86	1.47	1.61
Motor Vehicle Tax	0.29	0.27	0.39	0.40	0.41
Domestic Value Added Tax (VAT)	2.36	2.35	2.17	2.10	1.96
Special Consumption Tax	4.90	4.77	5.14	4.87	4.57
Petroleum Consumption Tax /	0.00	0.00	0.00	0.00	0.00
Banking and Insurance Transaction Tax	0.28	0.29	0.31	0.35	0.37
Stamp Duty	0.41	0.39	0.39	0.42	0.43
Fees	0.43	0.45	0.51	0.52	0.55
Special Communication Tax	0.23	0.34	0.47	0.47	0.49
VAT on Imports	2.80	3.12	3.12	3.35	3.09
Other Tax Revenues	0.65	0.29	0.31	0.37	0.35
Sources: Ministry of Finance, UT.

     On May 5, 2005 the Assembly adopted Law No. 5345 establishing the Revenue Administration under the Ministry of Finance as a semi-autonomous entity, structured along functional lines and with the local tax offices directly under its control. Responsibility for tax policy is retained by the Ministry of Finance, allowing the Revenue Administration to focus on tax administration. On May 16, 2005, Law No. 5345 was published in the Official Gazette (No. 25817).
STATE OWNED ENTERPRISES
     SOEs continue to play an important role in the Turkish economy. As of August 2008, there are 26 SOEs: 19 SOEs in the Treasury’s portfolio and 7 SOEs in the Privatization Administration portfolio. (Companies whose shares are majority owned by the state.) There are also five state banks, T.C Ziraat Bank, T. Halk Bankasi, Kalkinma Bankasi, Eximbank and a publicly owned satellite company, TÜRKSAT A.Ş., which all have their own special laws.
     Major SOEs established in the non-financial sector include: MKEK (industrial chemicals, munitions, special steels and castings); PETKİM (petrochemicals); PTT (postal and telegraph services); TMO (Turkish Grain Board); EUAS ( Electricity Generation Corporation); TEDAŞ (Turkish Electricity Distribution Corporation); TETAŞ (Turkish Electricity Trading and Contracting Company); TEİAŞ (Turkish Electricity Transmission Company); BOTAŞ (Petroleum Pipeline Corporation); TCDD (railways); TKİ Turkish Coal Enterprise); TTK (Turkish Hard Coal Company); Eti Mine Works (Boron), TPAO (Turkish Petroleum Corporation) TEKEL (tobacco); and TSFAS (sugar company).
     Supervision and regulation of SOEs is carried out by several government agencies; including Treasury, SPO and Prime Ministry High Supervision Board.
     Since November 25, 2000, the state-owned banks, Ziraat Bank and Halk Bank, have not been subject to Decree No. 233 (which deals with the organization and management of State Economic Enterprises). These banks are now considered public joint stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest and most important commercial banks of all the publicly held banks, holding 27.75% of total customer deposits (excluding deposits of Vakifbank) as of December 31, 2007.
     In accordance with the provisions of Law No. 5572, which modified Banking Law No. 4603, the privatization deadline of November 2003 has been prolonged to November 2010. Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Bank’s shares and the shares started trading on the Istanbul Stock Exchange on May 10, 2007.
     In addition to receiving funding directly from the Government budget, SOEs are also allowed to borrow from domestic commercial banks and foreign markets. The net external financing requirements of non-financial SOEs increased from approximately YTL 1.662 million in 2006 to 1.874 YTL million in 2007.
     The following table summarizes information related to the financing requirements of the non-financial SOEs in the Treasury’s portfolio and the SOEs in the Privatization Administration’s portfolio for the years indicated:

Table No. 39
Financing Requirements of Non-Financial SOEs

	2003	2004	2005	2006	2007*
	(in billions of TL - thousands of YTL)

Total financing requirement:	(3,203,999)	(3,468,377)	(4,028,935)	(6,332,714)	(5,089,415)

Increase (reduction) from internally generated funds	4,896,750	5,999,293	2,931,160	4,670,543	3,215,641

Net financing requirement from outside sources	1,692,751	2,530,916	(1,097,775)	(1,662,171)	(1,873,774)

Transfers from consolidated budget	2,408,344	1,810,913	1,969,843	5,260,856	2,477,245
Borrowing requirement	4,101,095	4,341,828	872,068	3,598,686	603,471
Deferred payments(1)	384,402	26,231,490	4,219,345	16,597,139	10,837,442
Advance payments(1)	(4,460,669)	(30,265,090)	(7,389,159)	(20,436,453)	(11,153,800)

Cash financing requirement	24,828	308,228	(2,297,746)	(240,628)	287,113
Change in cash	-146,752	408,116	(971,917)	(276,279)	(1,192,372)
Securities and deposits	-46,167	(1,313,594)	337,890	(189,975)	27,010

Domestic bank borrowing, net	-41,291	167,844	1,064,480	632,212	746,412
Foreign borrowing, net	209,382	429,407	1,867,293	78,365	131,837
Government bonds	0	0	0	0	0

(1)	Dramatic changes in deferred and advanced payments are due to inflation accounting introduced in 2004 and balance sheet restructuring of the electricity distribution company in 2006

*	Preliminary data
Source: UT.
     In 2007, non-financial SOEs reported an operating surplus of YTL 328 million.
     The non-financial SOEs’ investments accounted for 15.4% of total public sector fixed investments in 2003, 17.2% in 2004, 16.3% in 2005, 12.1% in 2006 and %10.5 in 2007. Budgetary transfers to SOEs accounted for approximately, 1.7%, 1.3%, 1.4%, 2.9% and 1.2% of consolidated budget expenditures in 2003, 2004, 2005, 2006 and 2007 respectively.
     The following table summarizes the profits and losses of non-financial SOEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:
Table No. 40
Profits and Losses of Non-Financial SOEs

	2003	2004	2005	2006	2007
	(in billions of TL - thousands of YTL)
Total Revenues	79,051,538	84,311,124	58,260,323	73,734,599	75,568,386
Total Expenditures	(74,498,684)	(79,596,580)	(57,718,210)	(72,532,696)	(75,240,595)
Operating surplus (loss)	4,552,854	4,714,544	542,113	1,201,903	327,791

*	Excluding accrued duty loss receivables from Treasury.
Source: UT.
ENERGY SECTOR
     Electricity Sector

     TEIAS, EUAS and TETAS: Significant steps have been made recently towards a fundamental restructuring of SOEs in the electricity sector pursuant to the Electricity Markets Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The most important factor under the proposed arrangement is the central role of competition in ordering the market. In order to accomplish such goals, the Government intends to maintain a purely regulatory role that is managed by the Energy Market Regulatory Authority (“EMRA”), while retaining ownership of electricity transmission (a natural monopoly). EMRA takes over the regulatory functions of MENR. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. With the enactment of the Electricity Market Law, the Turkish Electricity Generation and Transmission Corporation (“TEAŞ”), which was one of the dominating SOEs in the electricity sector, was divided into three separate companies covering generation, trading, and transmission activities. This was one of the early steps in the current liberalization plan. The new companies, Turkish Electricity Transmission Company (“TEİAŞ”) for the transmission of electricity, Electricity Generation Company (“EÜAŞ”) for the generation of electricity, and Turkish Electricity Trading Company (“TETAŞ”) for the trading of electricity, became operational in October 2001. On the other hand, the Turkish Electricity Distribution Company has been operating since 1994.
     EÜAŞ operates most of the electricity generating power plants. These are mainly lignite based, hydro based and natural gas based power plants. The installed capacity of EÜAŞ, along with its affiliates is around 24.000 MW which comprises about 59% of the total installed capacity in Turkey. EÜAŞ carried out 48% of the energy generation in Turkey in the year 2007.
     TEİAŞ operates high voltage transmission systems in Turkey and has a monopoly in this sector.
     TETAŞ is responsible for purchasing energy generated by EÜAŞ hydro power plants and most of the private sector plants (“BO, BOT and TOORs”) and selling the purchased energy to electricity distribution companies and for exporting and importing.
     After the enactment of the Electricity Market Law, supplementary legislation has been enacted by EMRA which is listed below in part:
•	Electricity Market Grid Regulation, January 2003;

•	Electricity Market Distribution Regulation, February 2003;

•	Electricity Transmission System Supply Reliability and Quality Regulation, November 2004;

•	Electricity Market Balancing and Settlement Regulation, November 2004;

•	Communique Regarding Wind and Solar Measurements, March 2006;

•	Regulation Concerning Electricity Demand Forecast, April 2006; and

•	Regulation Regarding Price Equalization Mechanism, December 2006.
     In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program.
     Based on a High Planning Council Decision (14/02/2008 Nr. 2008/T-5) Cost Based Price Adjustment Mechanism (CPM) was adopted beginning on July 1, 2008. According to CPM, tariffs of companies are going to be revised based on changes in their electricity production and/or purchase costs. In addition to these ex-post realized costs, ex-ante revised macroeconomic assumptions (mainly foreign exchange rates and petroleum prices) for the end of the year are also going to be considered in determining the new tariffs for the rest of 2008. For this reason, CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets, in order to finance their planned investments and other expenses.
     Gas Sector

     BOTAŞ: The sector has been dominated by the government-owned Petroleum Pipeline Corporation (“BOTAŞ”), which was one of the most prominent SOEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. BOTAŞ will be divided into separate functional companies for energy transmission, distribution, trading and storage.
     Mining Sector
     Eti Mine Works: Eti MineWorks with its $384 million export revenue is an important SOE in the mining sector. The company’s responsibilities include mining, processing and marketing Turkey’s boron resources. Presently, Eti Mine has 67% of the world boron reserve. The Company fulfills approximately 37% of the world boron production and covers 36% of the world boron demand.
     TKİ: Turkish Coal Enterprise (“TKI”) which holds 30% of the Turkish lignite reserves, sells its products mainly to thermal power plants. In Turkey, coal represents 26% of electricity production. Heating and various industrial sectors are the other customers of the Turkish Coal Enterprise. TKİ also distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.
     TTK: Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second important consumer of its hard coal product. TTK has been subsidized by the Treasury for several years. Moreover, the company also receives duty-loss payments for coal distribution to poor families.
     Petroleum Sector
     TPAO: Turkish Petroleum Corporation (“TPAO”) was formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector. Presently, TPAO is responsible for approximately 70% of the Turkey’s crude oil and 47% of Turkey’s natural gas production.
     Agriculture Sector
     TMO: The Turkish Grain Board (“TMO”), which is associated with the Ministry of Agriculture and Rural Affairs, is an SOE that was previously responsible for support purchases of cereals. However, since June 2002, TMO has acted only as an intervention agency to regulate the market. TMO has 4.5 million tons of storage capacity and has purchase offices throughout Turkey. TMO purchased 124,000 tons of cereal and 94,000 tons of hazelnut in 2007.
     TEKEL: The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (“TEKEL”) is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products and salt. Until 2001, it was responsible for support purchases of tobacco. Since 2002, TEKEL has purchased the required amount of tobacco by entering into production contracts with farmers. The duties assigned to TEKEL are carried out by four Establishments: the Leaf Tobacco Processing and Trading Establishment, the Cigarette Industry Establishment, the Salt Industry Establishment, and the Marketing and Distributions Establishment. In the fourth quarter of 2003, the Alcohol Drinks Industries Establishment was privatized.
     Railways
     TCDD: Turkish State Railways (“TCDD”) provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2007, TCDD owned over 10,991 miles of track, and approximately 724 locomotives, 1,010 passenger vehicles and 17,041 wagons. It employs approximately 35,665,000 people (including its subsidiaries).
PRIVATIZATION IMPLEMENTATIONS
     Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness; upgrading productivity; strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and as a result promoting employment.

In furtherance of these goals, major legislative changes have taken place in Turkey in recent years such as :
•	Electricity Market Law,

•	Natural Gas Market Law,

•	Telecommunications Law,

•	Sugar Law,

•	Tobacco Law,

•	Banking Law,

•	Petroleum Market Law,

•	Foreign Direct Investment Law,

•	Company Law,

•	Law concerning the elimination of FDI restrictions in some sectors,

•	Law regarding several amendments which is aimed at accelerating privatization, and

•	Provisions authorizing real estate purchases to foreigners.
     As a result, unprecedented privatization proceeds and a noticeable increase in foreign investor interest have been witnessed. While overall proceeds from privatization in 2005 (on a commitment basis) reached around $12.5 billion, the amount of proceeds (on a commitment basis) in 2006 were around $8.1 billion and the amount of proceeds (on a commitment basis) in 2007 were approximately $4.3 billion.
     Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were approximately YTL3.551 billion in 2005 (as compared to YTL1.5 billion envisaged in the financing program for 2005) and approximately YTL10.551 billion in 2006 (as compared to YTL7.0 billion envisaged in the financing program for 2006).
     A substantial portion of the total privatization flows, on a commitment basis, in 2005, 2006 and in 2007 arose from big-ticket items such as Turk Telekom (Telecommunications, 55% — $6.55 Billion), Tüpra# (Petroleum Refining, 51% — $4.14 Billion), Erdemir (Iron and Steel, 49.29% — $2.96 Billion) Atatürk Airport (Airport operations, Operating rights of 15.5 years — $3 Billion), Halkbank (Banking, Initial Public Offering / 25% — $1.84 Billion), Vakiflar Bankasi (Banking, Initial Public Offering / 25.18% — $1.28 Billion), Tüpraş (Sale channeled through ISE to an Institutional Investor Fund, 14.76% — $454 Million), Eti Alüminyum (Bauxite/Aluminium production, 99.99% — $305 Million), Petkim (Petrochemicals, Secondary Public Offering / 34.5% — $273.7 Million), Petkim (Petrochemicals, block sale, 51% — $2.04 Billion), Başak Companies (Insurance & Retirement Fund, Various Stakes — $268 Million), Istanbul Hilton Hotel (Real Estate, $255.5 Million), THY (Turkish Airlines, Public Offering / 28.75% — $207.8 Million), Izmir Port (Seaport operations, Operating rights for 49 years, $1.28 Billion), Mersin Port (Seaport operations, transfer of operating rights for 36 years, $755 Million), Turkish Highway Company’s real estate sale ($800 Million) and Ataköy Group of Companies (tourism including marina operations, all of the State-owned shares — $189 Million), Tekel’s Buildings (twin towers — $100 million).
     From the period 2004 through 2007, the privatization implementations of Turkey have resulted in a net worth of approximately $26 billion.

Privatization Implementations
*	The 15.5 years Transfer of Operating Rights (TOR) of Ataturk Airport ($3 billion), Initial Public Offering (IPO) of Vakıflar Bank’s 25.18% share ($1.3 billion) and sale of real estate of Turkish Highways Company ($800 million) are included.
     On September 23, 2004, the Privatization Administration announced a tender for the privatization of motor vehicles inspection stations. The highest bid in the amount of $613.5 million was submitted by AKFEN-Dogus-Tuvsud OGG. The Concession Rights Agreement was signed on August 15, 2007.
     On December 13, 2004, the Privatization Administration announced the tender for the privatization of the tobacco unit of Tekel. The original bidding deadline for the tender was postponed from February 18, 2005 to March 4, 2005 and, subsequently, to April 8, 2005. On April 8, 2005, the privatization of the tobacco unit of Tekel was cancelled because no offer was received.
     On March 21, 2007, Sama Dubai Istanbul Real Estate, a unit of Dubai Holding, was declared the winner of the auction for a land plot in Levent owned by the Istanbul Transportation Authority (“IETT”) with the highest bid of $705.5 million. However, several legal actions, including actions to cancel the sale of the real estate, have been initiated in connection with this tender by several non-governmental organizations, including the Turkish Chamber of Architects and the Turkish Chamber of Civil Engineers. These organizations claimed that the proposed development that was to be constructed on this land plot would be too high, and therefore would cause extra burden to Istanbul’s infrastructure and would not be in character with the city’s skyline. As a result, Sama Dubai Istanbul Real Estate did not pay the tender consideration, citing these legal actions. On July 13, 2007, the Istanbul Metropolitan Municipality announced that a legal investigation had been initiated against Sama Dubai Istanbul Real Estate because the tender consideration was not paid on the due date. In September 2007, the court rejected the actions to cancel the sale of the real estate, ruling that the non-governmental organizations that launched these actions did not have appropriate standing to challenge the result of the tender.
     On November 29, 2007, the Competition Board approved the sale of UN Ro-Ro (a Turkish shipping company) to US private equity firm Kohlberg Kravis Roberts & Co (“KKR”). The sale of UN Ro-Ro to KKR was completed on December 13, 2007. The transaction resulted in payment of cash consideration of €910 million.
     Other significant privatizations completed in 2007 include the asset sale of Deveci Iron mine ($21.5 million), transfer of operational rights of Derince Port ($195.25 million), the sale of Celik Palace Hotel owned by Emekli Sandıgı ($38.9 million) and the sale of real estate owned by Sumer Holding A.Ş. ($58 million).
     Several privatizations that are currently in the approval stage may be challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003 and 2004, lead to the cancellation of the previous privatization decisions.
     The Privatization Program for the years 2008 and 2009 continues to work towards the privatization of additional companies including, for example, the remaining shares of PETKİM, Halkbank, Turkish Airlines and Türk Telekom; electricity distribution and generation companies; sugar processing factories; seaports; toll motorways and bridges; National Lottery and Tekel’s cigarette facilities. Meanwhile, the Privatization Administration continues to divest its smaller holdings and plans to sell some of its land/real estate holdings.
EXTRA-BUDGETARY FUNDS
     In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. Until 1993, the EBFs were not included in Turkey’s consolidated public budget and had been independently financed and administered. In 1992, the Assembly enacted legislation to include 63 EBFs in the 1993 consolidated budget.
     In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. As a result, sixty-one budgetary funds and eight EBFs were abolished. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.
     The following table presents, for the years indicated, the operating balance and financing of eleven of the largest EBFs, including the Privatization Fund, the Public Participation Fund, the Mass Housing Fund, the Defense Industries Support Fund and the Support Price Stabilization Fund, and two special accounts, the Petroleum Consumption Tax and the Budget Education Health Tax, each of which has been in continuous existence since 1988 (with the exception of the Privatization Fund, which was established in 1995). Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds
     Table No. 41
Extra-Budgetary Funds

			2005
	2003	2004	(Program)
	(in billions of Turkish Lira)
Revenues	3,280,727	4,265,110	4,162,292
Expenditures	3,311,582	3,919,193	3,550,442
Surplus (Deficit)	(30,856)	345,918	611,850
Financing
Foreign borrowing, net	(68,848)	(25,687)	(83,914)
Domestic borrowing, net	99,703	(320,230)	(527,936)
Total	30,856	(345,918)	(611,850)

Source:	SPO.
     In 2004, revenues from the EBFs were YTL4,265 million, while expenditures of such EBFs were YTL3,919 million. This resulted in a surplus of YTL346 million in 2004, compared with a deficit of YTL31 million in 2003. In 2005, revenues from the EBFs were YTL4,162 million, while expenditures of such EBFs were YTL3,550 million, resulting in a surplus of TL612 million. In 2006, a surplus of YTL1,016 million is programmed for the EBFs. Privatization revenues are not included in revenues.
LOCAL GOVERNMENT
     The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax revenues to local authorities. Total expenditures by local authorities were realized as YTL15,709 million in 2004, and YTL20,577 million in 2005.
     In 2006, total expenditures by local authorities were estimated to increase to YTL29,349 trillion and the deficit was estimated to be YTL1,204 million. In 2007, total expenditures by local authorities were estimated to increase by 13% to YTL33,029 million and the surplus was estimated to be YTL92 million.

     The following table presents the operating balance of the local authorities for the years indicated:
Table No. 42
Local Authorities

	2003	2004	2005	2006(1)	2007 (2)
	(millions of YTL)
Revenues	12,879	16,004,	21,026	28,145	33,120
Expenditures	14,236	15,709	20577	29,349	33,029
Surplus (Deficit)	-1,357	295,	449	-1,204	92

(1)	Provisional.

(2)	Estimate.
Source: SPO.
SOCIAL SECURITY INSTITUTIONS
     The Turkish social security system has recorded an increasing deficit in recent years. Turkey’s Social Security Institutions (“SSIs”) realized a deficit of 2.95% of GDP in 2003, 2.85 of GDP in 2004, 2.88% of GDP in 2005, 2.46% of GDP in 2006 and 2.92% of GDP in 2007. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     The following table summarizes the revenues and expenditures of the SSIs for the years indicated:
Table No. 43
Revenues and Expenditures of Social Security Institutions

	2003	2004	2005	2006
		(in billions of Turkish Lira)
Revenues	27,394,534	33,967,610	39,024,474	50,674,000
Expenditures	45,747,646	50,258,410	59,081,427	68,553,000
Revenue-Expenditure Differences	(13,353,113)	(16,290,800)	(20,056,953)	(17,879,000)
Budget Transfers	13,312,000	16,087,000	19,919,000	18,656,000
Deficits after Budget Transfers	(41,113)	(203,800)	(137,953)	777,000
Fixed Capital Investments	(107,842)	(117,001)	(66,000)	(40)
Other	—	—	—	—
Borrowing Requirement	(148,954)	(320,801)	(203,953)	737,000

Source: SPO, UT.
PUBLIC SECTOR FIXED INVESTMENT
     The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:
Table No. 44
PUBLIC SECTOR FIXED INVESTMENT

	2003	2004	2005	2006(1)	2007(1)
	(percentage of total)(2)
Agriculture	7.7	9.1	8.0	6.5	8.1
Mining	1.0	1.5	1.5	2.0	2.2
Manufacturing	2.5	2.6	1.7	2.2	1.4
Energy	18.8	13.3	12.4	9.5	10.1

	2003	2004	2005	2006(1)	2007(1)
	(percentage of total)(2)
Transport and communication	26.1	33.5	34.4	34.8	31.2
Tourism	0.7	0.7	0.4	0.4	0.4
Housing	1.0	1.0	1.7	1.6	1.7
Education	14.0	13.7	11.4	9.9	9.9
Health	5.6	5.1	5.8	5.5	6.1
Other services	22.9	19.4	22.7	27.7	28.9

Total	100.0	100.0	100.0	100.0	100.0
Total (billions of TL)	17,287,520	18,051,594	24,444,006	27,934,000	30,735,000

(1)	Provisional.

(2)	At current prices.
Source: SPO.
PUBLIC SECTOR BORROWING REQUIREMENT
     In 2003, the consolidated budget deficit was recorded as YTL 40,204 million, representing 8.8% of GNP. Consolidated budget primary surplus as a share of GNP increased to 4.0% in 2003 from 3.2% in the previous year. Public Sector Borrowing Requirement (“PSBR”) was 7.3% of GNP in 2003, due to a decline in the consolidated budget deficit as a share of GNP and improvement in the financial balances of SOEs.
     In 2004, the consolidated budget deficit was YTL 30,300 million, representing 5.4% of GNP. Due to a decline in the consolidated budget deficit and an improvement in the overall economic performance, PSBR declined to 3.6% of GNP in 2004.
     In 2005, the consolidated budget deficit was YTL 8,117 million, representing 1.3% of GNP. Total PSBR declined to 0.3% of GNP in 2005.
     In 2006, the consolidated budget deficit was YTL 4,643 million, representing 0.6% of GNP. Total PSBR declined to 1.9% of GNP in 2006.
     In 2007, the consolidated budget deficit was YTL 13,883 million, representing 1.6% of GNP. Total PSBR was realized as 0.2% of GNP in 2007.
     In 2003, total public debt stock (gross) as a percentage of GDP declined to 65.4%. The net debt of the public sector declined to 55.1% in 2003 from 61.4% in 2002. Nominal interest rates on government securities (on an annual compounded basis) declined to 46.0% in 2003 from 62.7% in 2002.
     In 2004, total public debt stock (gross) as a percentage of GDP declined to 59.5%. The net debt of the public sector declined to 49.0% in 2004 from 55.1% in 2003. Nominal interest rates on TL denominated zero coupon government securities (cumulative average) declined to 24.7% in 2004 from 46.0% in 2003.
     In 2005, total public debt stock (gross) as a percentage of GDP declined to 54.1%. The net debt of the public sector declined to 41.6% in 2005.
     In 2006, total public debt stock (gross) as a percentage of GDP declined to 48.2%. The net debt of the public sector declined to 34.0% in 2006.
     In 2007, total public debt stock (gross) as a percentage of GDP declined to 41.5%. The net debt of the public sector declined to 29.0% in 2007.
The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated

Table No. 45
Public Sector Borrowing Requirement

	2002	2003	2004	2005	2006	2007(1)
	(percentage of GNP)
Consolidated budget	11.6	8.8	5.4	1.3	0.6	1.6
Local administrations	0.1	0.3	-0.1	-0.1	0.2	0.1
SSI, UIF, EBFs and Revolving Funds	-0.9	-1.2	-1.3	-1.4	-2.2	-1.9
Social Security Institutions (SSI)	0.0	0.0	0.0	0.0	-0.1	-0.1
Unemployment Insurance Fund (UIF)	-0.8	-0.9	-0.8	-0.7	-0.8	-0.8
Revolving Funds	-0.1	-0.2	-0.2	-0.2	-0.1	-0.1
EBFs	0.0	-0.1	-0.3	-0.5	-1.2	-0.9
SOEs	-0.8	-0.6	-0.4	-0.1	-0.4	0.0
SOEs not under privatization	-0.9	-0.3	-0.3	-0.1	-0.2	-0.1
SOEs under privatization	0.1	-0.3	-0.1	0.0	-0.2	0.1
Total	10.0	7.3	3.6	-0.3	-1.9	-0.2

(1)	Provisional estimate.
Source: SPO.
DEBT
GENERAL
     In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments such as discounted securities, inflation and foreign exchange-indexed securities, foreign exchange-denominated securities, Government Bonds with fixed coupon payments and floating rate notes.
     The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.
     The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988. In 1978, 1979 and 1980, Turkey rescheduled an aggregate amount of approximately $3.95 billion of its external debt consisting of commercial and government credits, which represented 20.6% of Turkey’s total outstanding external debt at that time. Turkey initiated the rescheduling to avoid a possible default under its external debt. Since that rescheduling, Turkey has always paid when due the full amount of principal and interest on its direct and indirect external debt. Turkey completed all payments under the rescheduling in July 1992.
     The total gross outstanding external debt of Turkey was approximately $212.6 billion at the end of the first quarter of 2007, approximately $223.2 billion at the end of the second quarter of 2007, approximately $234.5 billion at the end of the third quarter of 2007 and approximately $247.1 billion at the end of the fourth quarter of 2007.
Turkey issued the following external debt in 2007:
•	$500 million of global notes on January 17, 2007 which mature on September 26, 2016 and have a 7% interest rate.

•	$500 million of global notes on January 17, 2007 which mature on March 17, 2036 and have a 6.875% interest rate.

•	EUR1.25 billion of Eurobonds on February 2, 2007 which mature on April 2, 2019 and have a 5.875% interest rate.

•	$750 million of global notes on February 23, 2007 which mature on June 5, 2020 and have a 7% interest rate.

•	$1.25 billion of global notes on October 3, 2007 which mature on April 3, 2018 and have a 6.75% interest rate.
     The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of July 1, 2008 is $31.7 billion, $49.5 billion and $34.1 billion for 2008, 2009 and 2010, respectively.
     On September 14, 2006, Turkey announced that, in accordance with its invitation (the “Invitation”) to holders of 11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 (collectively, the “old notes”) to submit one or more offers to exchange or tender for purchase such old notes for 7% Notes due 2016 (the “2016 Notes”), on the terms and subject to the conditions set forth in the prospectus supplement dated September 6, 2006 to the prospectus dated August 10, 2006, it expected to issue $1,169,720,000 aggregate principal amount of 2016 Notes. In addition, Turkey announced that it expected to issue $330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Notes Offering”). After confirmation by the exchange agent that the above definitive amounts were the final amounts of 2016 Notes to be issued pursuant to the Invitation, Turkey issued $1,500,000,000 aggregate principal amount of 2016 Notes pursuant to the Global Note Offering. In addition, Turkey paid an aggregate amount of $29,033,206 in cash for accrued but unpaid interest (to but not including September 26, 2006, the settlement date) on the outstanding principal amount of old notes exchanged pursuant to the Invitation and an aggregate amount of $116,536 in cash as a result of rounding down to the nearest integral multiple of $1,000 of the aggregate principal amount of the 2016 Notes issuable to each holder of old notes exchanged pursuant to the Invitation.
     Turkey’s central government domestic debt was approximately YTL255,310 million on December 31, 2007, compared with YTL251,470 million on December 31, 2006. In spite of the increase in domestic debt stock in nominal terms in the last six years, there has been a considerable decrease in the ratio of domestic debt to GDP.
     Turkey’s total external debt was approximately $247.1 billion as of December 31, 2007, compared to $205.3 billion as of December 31, 2006.
DOMESTIC DEBT
     Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been substantial improvement in both the level and structure of the Treasury’s domestic debt stock in recent years as a result of the strong fiscal performance and improving market sentiment. The ratio of domestic debt stock to GDP, which was 50.9 % at the end of 2001, has declined progressively to 29.8 % in 2007.
     The financial crisis in February 2001 caused a deterioration in the financial position of the government as well as the banking sector. The Treasury’s domestic borrowing cost, which stood at 38% in 2000, rose to 99% in 2001, while the annual average maturity of cash borrowing from the market was reduced to 4.8 months from 14.2 months during the same period. In June 2001, the Treasury conducted a major bond swap operation in which short-term securities were exchanged for longer-term bonds in an effort to increase the maturity of debt stock and thus reduce the roll-over risk.
     In continuing efforts to improve the macroeconomic environment, the government launched an economic program in 2001, supported by the IMF, an important aim of which was to rehabilitate the banking sector. As part of this rehabilitation plan, the Treasury issued securities to public banks to cover their duty losses and issued securities to banks under the supervision of the SDIF to improve their balance sheets. The ratio of total domestic debt stock to GDP was affected by the issuance of these “non-cash” securities, and the stock to GDP ratio increased from 22% in 2000 to 51% in 2001.
     As a whole, these banking sector rehabilitation operations did not change the total borrowing requirement of the overall public sector because the banks were already using the market as a source of funding. However, the operations did manage to transform short-term borrowing activity into longer-term holdings for the Treasury and also provided control, flexibility and effective management of the Government’s debt.

     As the economic program continued, several key reforms have been implemented in the area of debt management during the last several years:
•	“The Law on Regulating Public Finance and Debt Management” (Law No. 4749) was enacted in 2002 to establish the legal and institutional infrastructure in public debt management.

•	With the increased confidence both in domestic and international markets, the downward trend in inflation and the elimination of technical and operational difficulties caused by Turkish Lira through the introduction of new Turkish Lira (“YTL”), foreign investors’ YTL denominated issues have grown rapidly. All these developments have prepared the grounds for Treasury to increase the maturity of the debt stock, by the issuances of five-year Floating Rate Notes (“FRN”) and fixed couponed Government Bonds.

•	To further enhance the liquidity of domestic debt, the primary dealership system for government securities continued to be implemented with a new contract in September 2003. In the last three years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.

•	In order to lengthen maturity and smooth out the domestic debt service profile, switching (exchange) auctions were introduced in October 2003. These auctions have been carried out successfully since that time.
     Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2007 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased.
     Meanwhile, issuance of five year fixed coupon securities continued and the maturity of FRN issuances increased to 7 years from 5 years in order to lengthen the borrowing maturities. In line with the objectives of diversifying the instruments, broadening the investor base and lengthening the borrowing maturities, the first Inflation (Consumer Price Index-CPI) Indexed Government Bond issuance was introduced in 2007.
     Market sentiment improved as a result of strong fiscal performance and improvements in debt management, which in turn improved borrowing with respect to cost and maturity. The average maturity of cash borrowing increased 9.4 months in 2002, 11.6 months in 2003, 14.8 months in 2004, 27.7 months in 2005, 28 months in 2006 and 34 months in 2007. The cost of internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 45.4%, 24.6%, 16.1%, 17.9% and 18.4% in the period of 2003-2007.
     There has also been an improvement in the structure of the domestic debt stock. The portion of foreign currency denominated or linked debt in the domestic stock, was 21.9% in 2003, has declined to 10.2% in 2007 paving the way for decreased exchange rate risk. As a result of strategic benchmarks which have been set in accordance with debt strategies based on risk analysis, the share of fixed interest rate instruments in total domestic debt stock has also increased to 50.2% in 2007 from 43.7% in 2003. Since 2003, the composition of domestic debt stock continued to change and the share of the public sector in outstanding domestic debt stock has decreased from 47.7% in 2003 to 26.2% in 2007, as a result of the redemption of non-cash securities.
     The Treasury aims to increase maturity of borrowing in the upcoming years while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets. These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt. The following tables show the domestic debt securities auctioned in years 2003-2007:

Table No. 46
Treasury Auctions
AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2003

							Sales Amount
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
January							8,737,178	11,402,022	8,219,679
5 Month T. Bill	07.01.03	08.01.03	18.06.03	22.12	50.00	57.10	955,586	1,369,368	1,121,376
9 Month T. Bill	07.01.03	08.01.03	08.10.03	42.00	56.00	59.61	719,788	1,553,085	1,093,729
5 Month T. Bill	14.01.03	15.01.03	18.06.03	21.03	49.70	57.00	1,335,994	1,254,146	1,036,251
3 Month T. Bill	20.01.03	22.01.03	24.04.03	10.87	43.00	50.41	2,119,007	1,626,440	1,467,000
12 Month G. Bond	21.01.03	22.01.03	28.01.04	59.91	58.78	58.50	3,606,804	5,598,983	3,501,324

February							7,373,019	10,669,089	7,427,460
3 Month T. Bill	03.02.03	05.02.03	14.05.03	10.93	40.60	47.00	1,701,338	1,059,381	955,000
12 Month T. Bill	04.02.03	05.02.03	28.01.04	57.10	58.22	58.49	2,485,384	4,889,345	3,112,312
5 Month T. Bill	04.02.03	05.02.03	16.07.03	20.80	47.03	53.31	1,456,239	1,872,451	1,550,015
12 Month G. Bond	25.02.03	26.02.03	03.03.04	57.33	56.25	55.99	1,730,058	2,847,913	1,810,133

March							7,930,395	11,866,641	8,056,915
9 Month T. Bill	04.03.03	05.03.03	08.10.03	31.60	53.00	58.50	451,050	618,717	470,163
12 Month G. Bond	04.03.03	05.03.03	03.03.04	62.50	62.50	62.50	2,286,975	3,862,449	2,376,874
3 Month T. Bill	17.03.03	19.03.03	18.06.03	12.18	48.70	58.34	1,140,069	1,193,004	1,063,515
5 Month T. Bill	18.03.03	19.03.03	13.08.03	19.51	48.30	55.47	867,866	1,020,572	853,984
12 Month T. Bill	18.03.03	19.03.03	03.03.04	57.09	59.37	59.95	3,184,436	5,171,899	3,292,379

April							9,169,974	13,608,238	9,635,825
4 Month T. Bill	07.04.03	09.04.03	13.08.03	16.76	48.43	56.48	1,434,743	1,914,745	1,639,845
6 Month T. Bill	08.04.03	09.04.03	08.10.03	25.29	50.59	56.99	918,119	1,458,563	1,164,108
12 Month G. Bond	08.04.03	09.04.03	28.04.04	67.43	63.75	62.79	2,812,235	5,511,471	3,291,837
10 Month T. Bill	22.04.03	24.04.03	18.02.04	44.63	54.15	56.48	2,170,537	3,469,722	2,399,035
3 Month T. Bill	22.04.03	24.04.03	23.07.03	9.88	39.96	46.39	1,834,340	1,253,736	1,141,000

May							11,365,061	15,492,078	10,852,833
6 Month T. Bill	05.05.03	07.05.03	05.11.03	22.15	44.30	49.20	1,043,367	1,254,738	1,027,217
10 Month T. Bill	06.05.03	07.05.03	18.02.04	40.85	51.80	54.40	1,825,448	2,694,891	1,913,372
12 Month G. Bond	06.05.03	07.05.03	26.05.04	57.44	54.31	53.59	3,226,679	4,672,361	2,967,650
3 Month T. Bill	12.05.03	14.05.03	13.08.03	9.15	36.62	41.96	1,735,753	1,676,618	1,536,000
6 Month T. Bill	20.05.03	21.05.03	05.11.03	19.57	42.40	47.29	715,592	926,604	774,956
14 Month G. Bond	20.05.03	21.05.03	07.07.04	62.01	54.66	53.00	2,818,222	4,266,866	2,633,638

June							8,656,777	9,805,395	7,315,978
5 Month T. Bill	03.06.03	04.06.03	05.11.03	17.35	41.00	45.95	397,753	505,374	430,670
13 Month G. Bond	10.06.03	11.06.03	07.07.04	52.98	49.20	48.40	2,495,865	2,979,842	1,947,863
3 Month T. Bill	16.06.03	18.06.03	17.09.03	8.68	34.71	39.49	2,082,639	1,723,613	1,586,000
11 Month T. Bill	16.06.03	18.06.03	09.06.04	48.21	49.15	49.35	2,440,116	3,303,118	2,228,746
5 Month T. Bill	17.06.03	18.06.03	05.11.03	15.21	39.54	44.50	1,240,404	1,293,448	1,122,700

July							10,444,057	15,032,604	11,088,623
5 Month T. Bill	01.07.03	02.07.03	19.11.03	15.21	39.54	44.50	1,951,271	2,411,019	2,092,717
14 Month G. Bond	01.07.03	02.07.03	18.08.04	59.57	52.50	50.96	4,774,943	8,704,628	5,455,103
4 Month T. Bill	15.07.03	16.07.03	19.11.03	13.33	38.50	43.54	1,685,517	1,976,205	1,743,804
3 Month T. Bill	22.07.03	23.07.03	22.10.03	8.00	32.00	36.05	2,032,326	1,940,752	1,797,000

August							10,732,462	10,217,888	7,815,672
3 Month T. Bill	11.08.03	13.08.03	12.11.03	7.65	30.60	34.29	2,373,744	1,932,310	1,795,000
8 Month T. Bill	12.08.03	13.08.03	07.04.04	25.54	39.06	41.60	1,358,269	1,596,898	1,272,041
14 Month G. Bond	12.08.03	13.08.03	22.09.04	47.63	42.70	41.80	3,607,196	3,069,725	2,079,309
8 Month T. Bill	26.08.03	27.08.03	07.04.04	21.85	35.50	37.86	1,008,350	976,036	801,043
13 Month G. Bond	26.08.03	27.08.03	22.09.04	41.46	38.50	38.00	2,384,902	2,642,918	1,868,279

September							2,866,154	1,999,126	1,718,168
3 Month T. Bill	15.09.03	17.09.03	17.12.03	6.93	27.73	30.75	1,639,077	1,240,416	1,160,000
13 Month G. Bond	16.09.03	17.09.03	22.09.04	35.93	35.25	35.14	1,227,077	758,710	558,168

October							6,504,693	7,088,956	5,859,303
6 Month T. Bill	07.10.03	08.10.03	07.04.04	14.25	28.50	30.53	1,416,466	1,699,216	1,487,272
13 Month G. Bond	07.10.03	08.10.03	27.10.04	32.29	30.53	30.29	3,027,957	3,804,726	2,876,031
3 Month T. Bill	20.10.03	22.10.03	21.01.04	5.95	23.80	26.01	2,060,270	1,585,014	1,496,000

November							10,498,214	12,442,825	10,161,006
9 Month T. Bill	04.11.03	05.11.03	21.07.04	20.46	28.75	29.90	1,720,845	2,392,640	1,986,274
14 Month G. Bond	04.11.03	05.11.03	15.12.04	33.71	30.22	29.75	3,715,982	4,694,543	3,511,096
3 Month T. Bill	11.11.03	12.11.03	11.02.04	5.94	23.75	25.95	2,290,158	1,934,404	1,826,000
6 Month T. Bill	18.11.03	19.11.03	05.05.04	11.86	25.71	27.50	1,536,726	1,731,904	1,548,218
13 Month G. Bond	18.11.03	19.11.03	15.12.04	31.02	28.80	28.51	1,234,504	1,689,335	1,289,419

December							4,519,419	5,364,883	4,348,117
5 Month T. Bill	02.12.03	03.12.03	05.05.04	10.93	25.84	27.79	752,709	777,810	701,164
14 Month G. Bond	02.12.03	03.12.03	26.01.05	34.05	29.51	28.91	2,576,642	3,453,707	2,576,466
3 Month T. Bill	16.12.03	17.12.03	17.03.04	5.87	23.50	25.65	1,190,068	1,133,366	1,070,487

2003 TOTAL							98,797,400	124,989,744	92,499,580

Source:	UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2004

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in billions of Turkish Lira)
January							8,267,706.4	11,522,077.7	9,612,900.2
3 Month T. Bill	19.01.04	21.01.04	21.04.04	6.31	25.25	27.74	2,464,395.2	2,452,634.0	2,306,996.5
14 Month G. Bond	20.01.04	21.01.04	23.03.05	29.68	25.30	24.80	2,425,596.4	3,121,679.2	2,407,251.7
7 Month T. Bill	27.01.04	28.01.04	11.08.04	13.20	24.52	25.90	1,642,885.2	2,487,200.4	2,197,093.3
14 Month G. Bond	27.01.04	28.01.04	23.03.05	28.10	24.35	23.94	1,734,829.5	3,460,564.2	2,701,558.7

February							7,848,214.7	8,275,023.5	6,907,296.9
3 Month T. Bill	10.02.04	11.02.04	12.05.04	5.83	23.30	25.42	2,732,879.5	1,651,934.7	1,561,000.0
7 Month T. Bill	17.02.04	18.02.04	08.09.04	13.03	23.37	24.57	1,306,406.3	1,724,836.0	1,525,967.6
14 Month G. Bond	17.02.04	18.02.04	27.04.05	28.22	23.66	23.18	3,808,929.0	4,898,252.9	3,820,329.3

March							8,814,550.4	12,109,532.6	9,691,466.4
18 Month G. Bond	01.03.04	03.03.04	24.08.05	38.17	25.78	24.40	2,103,906.2	4,364,184.6	3,158,531.1
7 Month T. Bill	02.03.04	03.03.04	13.10.04	14.57	23.69	24.74	1,629,546.9	2,870,986.5	2,505,769.8
14 Month G. Bond	02.03.04	03.03.04	27.04.05	28.71	24.88	24.45	1,977,204.4	3,468,897.2	2,695,165.5
3 Month T. Bill	15.03.04	17.03.04	16.06.04	5.52	22.06	23.95	1,332,000.0	1,405,464.2	1,332,000.0

April							13,514,756.5	13,244,677.3	10,837,029.1
8 Month T. Bill	06.04.04	07.04.04	24.11.04	14.22	22.41	23.31	1,493,031.4	2,373,037.6	2,077,544.5
17 Month G. Bond	06.04.04	07.04.04	24.08.05	31.49	22.75	21.86	2,017,342.1	3,580,479.0	2,722,923.1
3 Month T. Bill	20.04.04	21.04.04	21.07.04	5.39	21.57	23.38	2,187,000.0	2,304,934.6	2,187,000.0
7 Month T. Bill	27.04.04	28.04.04	24.11.04	13.31	23.08	24.19	831,093.5	1,235,084.5	1,089,962.8
17 Month G. Bond	27.04.04	28.04.04	05.10.05	35.93	24.91	23.72	2,033,346.5	3,751,141.6	2,759,598.7

May							14,073,900.9	11,902,717.8	9,846,287.3
7 Month T. Bill	04.05.04	05.05.04	24.11.04	13.99	25.08	26.45	674,596.2	944,774.4	828,858.7
3 Month T. Bill	10.05.04	12.05.04	11.08.04	6.12	24.49	26.84	1,675,000.0	1,777,569.9	1,675,000.0
7 Month T. Bill	11.05.04	12.05.04	24.11.04	14.91	27.69	29.44	324,370.8	502,781.8	437,551.7
17 Month G. Bond	11.05.04	12.05.04	05.10.05	46.00	32.77	30.94	997,821.5	1,841,739.7	1,261,468.9
6 Month T. Bill	25.05.04	26.05.04	10.11.04	12.37	26.81	28.76	2,013,632.7	3,137,458.1	2,791,990.4
12 Month G. Bond	25.05.04	26.05.04	25.05.05	29.70	29.70	29.70	1,910,536.2	3,698,393.9	2,851,417.6

June							8,201,307.4	6,513,759.9	5,492,805.1
5 Month T. Bill	08.06.04	09.06.04	10.11.04	10.76	25.44	25.44	1,271,449.9	2,047,566.9	1,848,608.0
12 Month T. Bill	08.06.04	09.06.04	25.05.05	26.84	27.92	27.92	1,386,842.5	2,457,906.8	1,937,765.4
3 Month T. Bill	14.06.04	16.06.04	15.09.04	5.72	22.90	22.90	912,000.0	964,204.9	912,000.0
13 Month G. Bond	15.06.04	16.06.04	06.07.05	31.42	29.71	29.71	515,014.4	1,044,081.3	794,431.8

July							11,352,445.1	11,504,730.0	9,346,466.8
7 Month T. Bill	06.07.04	07.07.04	09.02.05	15.11	25.35	26.62	1,524,921.6	2,916,778.4	2,533,918.0
17 Month G. Bond	06.07.04	07.07.04	07.12.05	39.02	27.42	26.05	2,041,853.4	4,210,155.5	3,028,366.4
3 Month T. Bill	20.07.04	21.07.04	20.10.04	5.76	23.04	25.11	1,970,000.0	2,083,483.7	1,970,000.0
12 Month T. Bill	20.07.04	21.07.04	06.07.05	26.47	27.52	27.66	1,099,977.9	2,294,312.3	1,814,182.3

August							15,825,799.6	16,919,941.9	13,661,321.5
3 Month T. Bill	09.08.04	11.08.04	10.11.04	5.64	22.55	24.52	2,579,000.0	2,724,361.0	2,579,000.0
11 Month T. Bill	10.08.04	11.08.04	06.07.05	23.44	25.93	26.23	620,307.9	2,149,783.0	1,741,601.9
18 Month G. Bond	10.08.04	11.08.04	22.02.06	41.05	26.68	25.05	922,865.5	3,798,963.8	2,693,222.5
6 Month G. Bond	17.08.04	18.08.04	23.02.05	11.95	23.01	24.28	1,543,572.5	4,246,629.7	3,793,380.8
18 Month G. Bond	17.08.04	18.08.04	22.02.06	40.16	26.43	24.88	1,559,268.8	4,000,204.4	2,854,116.2

September							9,634,526.6	9,441,863.2	7,415,976.6
15 Month G. Bond	07.09.04	08.09.04	07.12.05	33.77	27.01	26.21	2,769,858.8	2,640,015.0	1,973,600.7
3 Month T. Bill	14.09.04	15.09.04	15.12.04	4.80	19.18	20.61	2,551,253.3	1,494,388.5	1,426,000.0
7 Month T. Bill	20.09.04	22.09.04	06.04.05	13.69	25.42	26.90	1,277,137.8	1,827,086.4	1,607,119.1
19 Month G. Bond	21.09.04	22.09.04	12.04.06	44.46	28.54	26.63	3,036,276.7	3,480,373.2	2,409,256.8

October							9,646,075.7	11,896,455.5	9,849,833.4
10 Month T. Bill	12.10.04	13.10.04	27.07.05	18.42	23.37	23.92	2,911,458.5	2,513,380.4	2,122,345.1
3 Month T. Bill	19.10.04	20.10.04	19.01.05	4.90	19.59	21.07	2,731,992.8	2,072,761.6	1,976,000.0
10 Month T. Bill	26.10.04	27.10.04	10.08.05	18.03	22.87	23.40	1,922,805.5	3,089,115.2	2,617,250.7
18 Month G. Bond	26.10.04	27.10.04	12.04.06	34.68	23.73	22.59	2,079,818.9	4,221,198.3	3,134,237.6

November							13,376,794.7	16,516,308.5	13,309,387.6
3 Month T. Bill	08.11.04	10.11.04	09.02.05	4.90	19.58	21.07	3,734,520.2	2,334,979.4	2,226,000.0
11 Month T. Bill	09.11.04	10.11.04	28.09.05	20.63	23.33	23.62	2,019,721.4	2,434,521.5	2,018,115.6
19 Month G. Bond	09.11.04	10.11.04	24.05.06	37.87	24.62	23.21	2,512,630.0	4,869,010.9	3,531,557.1
7 Month T. Bill	23.11.04	24.11.04	29.06.05	13.14	22.05	23.01	2,213,981.2	3,313,295.2	2,928,418.7
18 Month G. Bond	23.11.04	24.11.04	24.05.06	36.82	24.54	23.24	2,895,941.9	3,564,501.5	2,605,296.0

December							7,175,634.9	11,640,662.8	9,014,870.0
3 Month T. Bill	13.12.04	15.12.04	16.03.05	4.97	19.87	21.40	2,607,854.3	1,434,908.8	1,367,000.0
7 Month T. Bill	14.12.04	15.12.04	27.07.05	13.98	22.72	23.69	1,157,839.1	1,848,071.2	1,621,387.9
19 Month G. Bond	14.12.04	15.12.04	05.07.06	38.68	24.83	23.36	3,409,941.5	8,357,682.7	6,026,482.1

2004 TOTAL							127,731,712.9	141,487,750.6	114,985,640.9

Source:	UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2005

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in thousands of New Turkish Lira)
January							10,186,978.03	12,456,112.04	10,316,598.92
3 Month T. Bill	18.01.2005	19.01.2005	20.04.2005	4.31	17.25	18.40	3,775,878.50	2,250,007.78	2,157,000.00
10 Month T. Bill	25.01.2005	26.01.2005	09.11.2005	15.19	19.26	19.64	1,805,668.59	3,847,532.66	3,340,199.53
19 Month G. Bond	25.01.2005	26.01.2005	09.08.2006	31.94	20.76	19.74	4,605,430.93	6,358,571.61	4,819,399.39

February							8,695,725.96	8,627,744.12	7,303,114.29

3 Month T. Bill	08.02.2005	09.02.2005	11.05.2005	4.08	16.31	17.33	3,149,965.24	1,931,663.75	1,856,000.00
20 Month G. Bond	08.02.2005	09.02.2005	27.09.2006	30.38	18.58	17.62	3,494,219.97	4,681,965.95	3,591,114.29
6 Month T. Bill	21.02.2005	23.02.2005	24.08.2005	8.52	17.04	17.76	2,051,540.74	2,014,114.41	1,856,000.00

March							4,785,312.74	4,632,206.64	3,958,259.15

3 Month T. Bill	15.03.2005	16.03.2005	15.06.2005	3.83	15.34	16.24	2,085,088.16	1,128,685.21	1,087,000.0
8 Month T. Bill	22.03.2005	23.03.2005	09.11.2005	10.75	16.94	17.45	858,956.10	1,016,932.62	918,238.1
18 Month G. Bond	22.03.2005	23.03.2005	27.09.2006	27.32	17.98	17.23	1,841,268.48	2,486,588.80	1,953,021.1

April							13,087,731.63	13,362,439.81	11,395,941.31

9 Month T. Bill	05.04.2005	06.04.2005	04.01.2006	13.20	17.60	17.98	1,930,586.69	2,019,695.80	1,784,198.8
3 Month T. Bill	19.04.2005	20.04.2005	20.07.2005	3.72	14.87	15.72	3,214,427.01	2,265,200.11	2,184,000.0
19 Month G. Bond	19.04.2005	20.04.2005	08.11.2006	29.38	18.86	17.98	2,260,195.05	2,139,067.98	1,653,282.2
7 Month T. Bill	25.04.2005	27.04.2005	23.11.2005	9.28	16.08	16.62	2,217,477.38	2,736,436.97	2,504,133.7
19 Month G. Bond	26.04.2005	27.04.2005	08.11.2006	28.49	18.52	17.70	3,465,045.50	4,202,038.96	3,270,326.6

May							6,643,901.14	10,940,390.19	8,822,558.45

9 Month T. Bill	09.05.2005	11.05.2005	08.02.2006	12.46	16.61	16.94	1,372,665.09	1,724,750.22	1,533,719.2
19 Month G. Bond	10.05.2005	11.05.2005	08.11.2006	26.98	17.99	17.26	1,766,667.36	2,054,493.52	1,617,936.1
6 Month T. Bill	24.05.2005	25.05.2005	23.11.2005	7.89	15.78	16.41	846,245.47	1,326,071.83	1,229,081.1
20 Month G. Bond	24.05.2005	25.05.2005	24.01.2007	31.37	18.75	17.71	2,658,323.21	5,835,074.62	4,441,822.0

June							3,624,644.35	3,074,516.99	2,839,168.79

3 Month T. Bill	14.06.2005	15.06.2005	14.09.2005	3.53	14.13	14.89	2,211,684.36	1,335,557.24	1,290,000.0
9 Month T. Bill	28.06.2005	29.06.2005	05.04.2006	12.25	15.93	16.21	1,412,959.99	1,738,959.75	1,549,168.8

July							11,039,578.36	14,725,045.55	12,432,581.42

9 Month T. Bill	05.07.2005	06.07.2005	05.04.2006	11.91	15.88	16.18	1,230,060.91	1,875,959.91	1,676,356.1
19 Month G. Bond	05.07.2005	06.07.2005	24.01.2007	25.95	16.66	15.97	2,604,122.87	3,956,813.30	3,141,479.3
3 Month T. Bill	19.07.2005	20.07.2005	19.10.2005	3.59	14.37	15.16	3,064,358.28	2,386,744.02	2,304,000.0
9 Month T. Bill	26.07.2005	27.07.2005	03.05.2006	12.41	16.14	16.43	1,415,054.10	2,038,625.85	1,813,521.6
19 Month G. Bond	26.07.2005	27.07.2005	07.03.2007	27.73	17.17	16.36	2,725,982.21	4,466,902.48	3,497,224.4

August							8,113,422.04	6,531,795.52	5,484,470.66

19 Month G. Bond	09.08.2005	10.08.2005	07.03.2007	26.53	16.83	16.10	1,980,547.84	1,796,957.98	1,420,132.7
6 Month T. Bill	22.08.2005	24.08.2005	22.02.2006	7.63	15.27	15.85	3,157,863.90	2,277,511.05	2,116,000.0
19 Month G. Bond	23.08.2005	24.08.2005	07.03.2007	26.12	16.98	16.28	2,975,010.31	2,457,326.49	1,948,338.0

September							4,313,451.06	5,919,512.93	4,942,638.61

3 Month T. Bill	13.09.2005	14.09.2005	14.12.2005	3.38	13.50	14.20	1,450,751.67	1,312,872.68	1,270,000.0
19 Month G. Bond	27.09.2005	28.09.2005	09.05.2007	25.43	15.74	15.06	2,862,699.39	4,606,640.25	3,672,638.6

October							4,614,791.15	6,942,306.96	5,897,623.73

19 Month G. Bond	04.10.2005	05.10.2005	09.05.2007	24.25	15.19	14.57	2,565,486.85	5,025,153.03	4,044,344.4
3 Month T. Bill	17.10.2005	19.10.2005	18.01.2006	3.45	13.78	14.52	2,049,304.30	1,917,153.92	1,853,279.3

November							9,432,522.25	13,808,105.27	11,571,301.72

11 Month T. Bill	08.11.2005	09.11.2005	04.10.2006	12.83	14.19	14.28	2,089,897.95	2,770,211.03	2,455,290.7
20 Month G. Bond	15.11.2005	16.11.2005	27.06.2007	23.87	14.78	14.17	4,147,528.92	5,519,976.27	4,456,165.3
11 Month T. Bill	22.11.2005	23.11.2005	04.10.2006	12.16	14.05	14.17	1,205,923.74	2,172,503.30	1,937,049.7
20 Month G. Bond	22.11.2005	23.11.2005	27.06.2007	22.87	14.33	13.77	1,989,171.63	3,345,414.67	2,722,796.0

December							6,398,755.80	7,340,063.05	6,392,975.41

12 Month G. Bond	05.12.2005	07.12.2005	06.12.2006	14.21	14.21	14.21	1,724,928.42	3,068,042.06	2,686,254.1
19 Month G. Bond	06.12.2005	07.12.2005	27.06.2007	22.40	14.38	13.85	2,141,261.35	2,820,955.48	2,304,721.3
3 Month T. Bill	13.12.2005	14.12.2005	15.03.2006	3.50	14.00	14.75	2,532,566.03	1,451,065.52	1,402,000.0

2005 TOTAL							90,936,814.51	108,360,239.07	91,357,232.46

Source:	UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2006

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
							(in thousands of New Turkish Lira)
January							9,003,759.47	5,564,287.97	4,760,791.73
3 month t. Bıll (91 days)(r)	16.01.2006	18.01.2006	19.07.2006	7.11	14.23	14.73	5,183,982.02	1,986,960.51	1,855,000.00
20 month g. Bond (595 days)	17.01.2006	18.01.2006	05.09.2007	23.11	14.14	13.56	3,819,777.45	3,577,327.46	2,905,791.72

February							10,149,886.18	9,138,737.42	7,917,402.80

10 month t. Bıll (308 days)	07.02.2006	08.02.2006	13.12.2006	12.09	14.29	14.44	3,041,812.31	1,839,699.87	1,641,285.57
6 month t. Bıll (182 days)(r)	20.02.2006	22.02.2006	23.08.2006	6.96	13.93	14.41	5,486,040.86	2,421,673.12	2,264,000.00
19 month g. Bond (560 days)(r-o)	21.02.2006	22.02.2006	05.09.2007	21.57	14.02	13.53	1,622,033.00	4,877,364.43	4,012,117.23

March							5,642,028.84	6,453,310.13	5,466,475.11

3 month t. Bıll (91 days)(r)	13.03.2006	15.03.2006	14.06.2006	3.39	13.56	14.27	2,505,039.43	978,070.65	946,000.00
19 month g. Bond (539 days)(r-o)	14.03.2006	15.03.2006	05.09.2007	21.12	14.27	13.81	3,136,989.42	5,475,239.48	4,520,475.11

April							7,218,864.53	11,148,651.34	8,999,351.59

12 Month G. Bond (378 days)	04.04.2006	05.04.2006	18.04.2007	14.64	14.10	14.06	4,048,578.23	3,877,204.28	3,382,003.83
24 Month G. Bond (728 days)	11.04.2006	12.04.2006	09.04.2008	29.45	14.72	13.77	3,170,286.30	7,271,447.06	5,617,347.75

May							3,910,089.26	5,066,673.73	4,118,839.38

12 Month G. Bond (378 days)	02.05.2006	03.05.2006	16.05.2007	14.65	14.11	14.07	2,731,496.54	2,479,689.56	2,162,901.50
23 Month G. Bond (686 days)(r-o)	23.05.2006	24.05.2006	09.04.2008	32.26	17.12	15.99	1,178,592.72	2,586,984.17	1,955,937.88

June							3,569,172.30	3,842,894.43	3,241,689.22

12 Month G. Bond (371 days)	06.06.2006	07.06.2006	13.06.2007	18.98	18.62	18.59	1,388,712.39	1,816,660.94	1,526,835.31
3 Month T. Bill (91 days)(r)	12.06.2006	14.06.2006	13.09.2006	3.94	15.76	16.72	1,673,613.88	1,023,814.30	985,000.00
22 Month G. Bond (665 days)(r-o)	13.06.2006	14.06.2006	09.04.2008	37.34	20.44	18.97	506,846.04	1,002,419.19	729,853.91

July							7,274,385.86	10,038,926.35	8,178,976.58

3 Month T. Bill (91 days)(r)	03.07.2006	05.07.2006	04.10.2006	5.21	20.86	22.55	1,360,744.88	1,309,620.84	1,244,710.76
12 Month G. Bond (364 days)	04.07.2006	05.07.2006	04.07.2007	21.17	21.17	21.17	1,944,912.02	3,064,231.02	2,528,815.30
6 Month T. Bill (182 days)(r)	18.07.2006	19.07.2006	17.01.2007	10.73	21.45	22.61	2,494,061.69	2,321,960.15	2,097,000.00
24 Month G. Bond (728 days)	18.07.2006	19.07.2006	16.07.2008	44.82	22.41	20.34	1,474,667.26	3,343,114.33	2,308,450.52

August							11,454,739.03	10,691,619.16	8,319,784.64

11 Month T. Bill (329 days)	08.08.2006	09.08.2006	04.07.2007	18.82	20.82	21.02	2,069,369.94	2,649,221.58	2,229,580.74
24 Month G. Bond (707 days)(r-o)	08.08.2006	09.08.2006	16.07.2008	42.25	21.75	19.89	2,375,477.52	5,922,144.88	4,163,203.90
6 Month T. Bill (182 days)(r)	22.08.2006	23.08.2006	21.02.2007	10.03	20.06	21.06	7,009,891.57	2,120,252.70	1,927,000.00

September							12,839,859.95	8,036,334.48	6,263,817.50

6 Month T. Bill (182 days)(r)	11.09.2006	13.09.2006	14.03.2007	10.37	20.74	21.81	8,228,057.64	2,773,567.38	2,513,000.00
22 Month G. Bond (672 days)(r-o)	12.09.2006	13.09.2006	16.07.2008	40.31	21.84	20.14	4,611,802.31	5,262,767.10	3,750,817.50

October							5,475,272.86	5,216,139.55	3,802,697.25

3 Month T. Bill (91 days)(r)	02.10.2006	04.10.2006	03.01.2007	4.60	18.38	19.69	2,706,338.14	865,002.12	827,000.00
22 Month G. Bond (679 days)	02.10.2006	04.10.2006	13.08.2008	46.22	24.78	22.59	2,768,934.72	4,351,137.43	2,975,697.25

November							8,106,563.62	9,800,595.09	7,282,477.27

13 Month G. Bond (399 days)	07.11.2006	08.11.2006	12.12.2007	22.98	20.96	20.77	3,469,460.37	2,808,590.71	2,283,830.10
21 Month G. Bond (644 days)(r-o)	07.11.2006	08.11.2006	13.08.2008	39.88	22.54	20.89	4,637,103.25	6,992,004.38	4,998,647.17

December							3,353,940.03	6,032,449.68	4,514,094.82

13 Month G. Bond (371 days)(r-o)	05.12.2006	06.12.2006	12.12.2007	21.46	21.06	21.02	1,152,643.81	1,763,369.36	1,451,749.24
21 Month G. Bond (616 days)(r-o)	05.12.2006	06.12.2006	13.08.2008	39.41	23.29	21.69	2,201,296.22	4,269,080.32	3,062,345.58

2006 TOTAL							87,998,561.93	91,030,619.31	72,866,397.88

Source:	UT.

AUCTIONS FOR DISCOUNTED TREASURY NOTES IN 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate (%)			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in thousands of New Turkish Lira)
January
3 month T.Bill (90 days)(r)	28.12.2006	04.01.2007	04.04.2007	4.64	18.78	20.15	3,835,126.99	1,701,513.57	1,626,000.00
6 month T.Bill (182 days)(r)	16.01.2007	17.01.2007	18.07.2007	9.73	19.45	20.40	6,684,448.90	2,675,107.56	2,438,000.00
22 month G.Bond (672 days)	23.01.2007	24.01.2007	26.11.2008	40.88	22.14	20.40	10,907,152.02	10,098,615.33	7,168,384.95

February
6 month T.Bill (182 days)(r)	19.02.2007	21.02.2007	22.08.2007	9.12	18.24	19.07	4,784,590.56	977,715.98	896,000.00
21 month G.Bond (644 days)(r-o)	20.02.2007	21.02.2007	26.11.2008	35.46	20.04	18.71	1,892,425.20	2,063,240.93	1,523,165.08

March
21 month G.Bond (630 days)(r-o)	06.03.2007	07.03.2007	26.11.2008	37.49	21.66	20.20	2,614,979.41	4,486,391.16	3,262,998.55
6 month T.Bill (182 days)(r)	13.03.2007	14.03.2007	12.09.2007	9.20	18.41	19.25	5,548,977.17	2,471,266.58	2,263,000.00

April
3 month T.Bill (91 days)(r)	03.04.2007	04.04.2007	04.07.2007	4.47	17.86	19.10	2,420,895.41	1,145,987.91	1,097,000.01
22 Month G. Bond (658 days)	17.04.2007	18.04.2007	04.02.2009	37.16	20.56	19.10	3,995,116.99	5,085,948.56	3,707,916.36

May
21 Month G. Bond (637 days)(r-o)	08.05.2007	09.05.2007	04.02.2009	35.21	20.12	18.81	2,745,654.25	4,266,055.80	3,155,177.20

June
12 Month G. Bond (364 days)	12.06.2007	13.06.2007	11.06.2008	18.65	18.65	18.65	4,332,525.76	3,857,951.37	3,251,562.37
20 Month G. Bond (588 days)(r-o)	26.06.2007	27.06.2007	04.02.2009	31.42	19.45	18.43	4,357,659.61	6,295,925.31	4,790,697.45

July
3 month T.Bill (91 days)(r)	03.07.2007	04.07.2007	03.10.2007	4.03	16.12	17.12	2,579,038.70	1,507,404.38	1,449,000.00
22 Month G. Bond (672 days)	03.07.2007	04.07.2007	06.05.2009	35.32	19.14	17.80	2,685,959.02	7,599,029.50	5,615,386.30
6 month T.Bill (182 days)(r)	17.07.2007	18.07.2007	16.01.2008	8.28	16.55	17.24	4,623,072.12	2,352,832.58	2,173,000.00

August
6 Month T. Bill (182 days)(r)	20.08.2007	22.08.2007	20.02.2008	8.89	17.79	18.58	2,141,962.85	861,342.47	791,000.00

September
13 Month G. Bond (399 days)	03.09.2007	05.09.2007	08.10.2008	20.39	18.61	18.45	2,151,933.42	3,680,779.98	3,057,255.59
20 Month G. Bond (609 days)(r-o)	04.09.2007	05.09.2007	06.05.2009	32.10	19.19	18.10	2,707,392.76	4,630,405.03	3,505,215.88
6 month T.Bill (182 days)(r)	11.09.2007	12.09.2007	12.03.2008	8.72	17.45	18.21	3,214,823.83	2,469,105.21	2,271,000.00

October
3 Month T. Bill (91 days)(r)	02.10.2007	03.10.2007	02.01.2008	4.03	16.14	17.14	1,944,433.98	935,262.67	899,000.00
22 Month G. Bond (658 days)	16.10.2007	17.10.2007	05.08.2009	31.20	17.26	16.21	3,243,411.68	4,533,648.10	3,455,407.53

November
21 Month G. Bond (637 days)(r-o)	06.11.2007	07.11.2007	05.08.2009	30.07	17.18	16.21	2,844,561.97	4,373,723.90	3,362,520.70

December
12 Month G. Bond (371 days)	11.12.2007	12.12.2007	17.12.2008	17.00	16.68	16.66	2,722,961.07	2,045,641.14	1,748,369.09
20 Month G. Bond (602 days)(r-o)	11.12.2007	12.12.2007	05.08.2009	28.63	17.31	16.44	2,188,400.81	4,190,860.33	3,257,980.70

2007 TOTAL							87,167,504.48	84,305,755.33	66,765,037.75

Source:	UT.

     The following tables present the various sales and auctions of securities conducted by Turkey in 2004-2007:
Table No. 47
2004 Sales — Direct Sales and Tap Sales and Public Offers

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
January
Direct Sale	3-month-coupon — Indexed To Future Auctions	21.01.2004	15.10.2008	5 years	274,039
Direct Sale	3-month-coupon — Indexed To Future Auctions	28.01.2004	18.01.2006	2 years	513,640

February
Direct Sale	3-month-coupon — Indexed To Future Auctions	18.02.2004	12.11.2008	5 years	214,046

March
Direct Sale	3-month-coupon — Indexed To Future Auctions	17.03.2004	10.12.2008	5 years	256,971

April
Direct Sale	3 month-coupon — Indexed To Future Auctions	14.04.2004	07.10.2009	6 years	182,517

May
Direct Sale	3 month-coupon — Indexed To Future Auctions	12.05.2004	04.11.2009	6 Years	172,053
Direct Sale	Switching — USD	21.05.2004	22.06.2005	13 Months	120.7

June
Direct Sale	3-month-coupon — Indexed To Future Auctions	02.06.2004	25.11.2009	6 Years	130,184
Direct Sale — EURO	Semi-annual coupon — (term interest rate%)3.35	09.06.2004	04.06.2008	4 Years	150
Direct Sale — EURO	Semi-annual coupon — (term interest rate%)3.95	09.06.2004	02.06.2010	6 Years	150

October
Direct Sale — USD	Quarterly coupon — (term interest rate%)1	27.10.2004	24.10.2007	3 Years	1,000
Direct Sale — EURO	Semi-annual — (term interest rate%) 2.75	27.10.2004	22.10.2008	4 Years	250

(1)	Thousand YTL, million USD and Euro

Source:	UT.
2005 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
February
Direct Sale — EURO	2.5% semi-annually couponed	16.02.2005	10.02.2010	5 Years	300
Direct Sale — EURO	2.5% semi-annually couponed	16.02.2005	10.02.2010	5 Years	122

August
Direct Sale — USD	1% quarterly couponed	03.08.2005	30.07.2008	3 Years	500

December
Direct Sale — USD	1% quarterly couponed	07.12.2005	03.12.2008	3 Years	500

(1)	Million USD and Euro

(2)	There were no direct sales, tap sales and public offers in 2006.

Source:	UT
2007 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
October
Direct Sale — USD	1% quarterly couponed	24.10.2007	20.10.2010	3 Years	1,000.0

(1)	Million USD

(2)	There were no tap sales and public offers in 2007.

Source:	UT
Table No. 48
Auctions for FX Denominated Discounted Securities in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
								(in millions of USD)
January
18 Month G. Bond	13.01.04	14.01.04	13.07.05	6.25	4.16	4.12	693.9	966.1	909.3

September
12 Month G. Bond	07.09.04	08.09.04	07.09.05	4.55	4.55	4.55	897.4	1,943.10	1,858.40

October
19 Month G. Bond	12.10.04	13.10.04	26.04.06	7.41	4.82	4.76	484.2	1,176.60	1,095.40

TOTAL							2,521.30	4,085.80	3,863.10

Auctions for FX Denominated Discounted Securities in 2005

	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
				Term	Simple	Compound	Amount	Nominal	Net
								(in millions of USD)
September
19 Month G. Bond	06.09.2005	07.09.2005	04.04.2007	7.63	4.84	4.77	1,941.10	2,413.90	2,242.80

Source:	UT
Auctions for FX Denominated Discounted Securities in 2007

							Sales Amount (Inc. Switching)
							Net Bid
	Auction	Value	Maturity	Average Interest Rate (%)			Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(in millions of USD)
April
24 Month G. Bond	03.04.2007	04.04.2007	01.04.2009	11.26	5.63	5.48	1,641.54	1,230.53	1,106.00

November
16 Month G. Bond	27.11.2007	28.11.2007	01.04.2009	6.93	5.15	5.10	566.03	606.99	567.66

TOTAL							2,207.57	1,837.52	1,673.67

Source:	UT
Table No. 49
Auctions for FX Denominated Floating Rate Notes in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(in millions of USD)
March
3 Years G. Bond (Semiannually LIBOR+1.85 Couponed)	23.03.04	24.03.04	21.03.07	2.27%	4.53%	4.59%	948.4	773	755

August
3 Years G. Bond (Semiannually LIBOR + 1.85 Couponed)	16.08.04	18.08.04	21.03.07	2.03%	4.06%	4.10%	1,350.4	1,547	1,557

November
3 Years G. Bond (Semiannually LIBOR + 1.60 Couponed)	30.11.04	01.12.04	28.11.07	2.55%	5.10%	5.16%	2,095.6	2,336	2,284

TOTAL 2004							4,394.4	4,657	4,596
Auctions for FX Denominated Floating Rate Notes in 2005

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(in millions of USD and EURO)
February
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	15.02.05	16.02.05	13.02.08	2.50%	5.00%	5.06%	670.9	1,134.6	1,124.6

May
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	31.05.05	01.06.05	28.05.08	2.70%	5.39%	5.47%	1,388.2	1,988.8	1,977.3

June
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	21.06.05	22.06.05	28.05.08	2.72%	5.43%	5.51%	1,243.1	2,584.3	2,574.3

July
3 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	12.07.05	13.07.05	09.08.08	2.81%	5.62%	5.70%	427.5	807.2	803.2

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(in millions of USD and EURO)

September
5 Years G. Bond (Semiannually LIBOR+1.6 Couponed) - USD	20.09.05	21.09.05	15.09.10	2.97%	5.94%	6.03%	1,345.0	1,919.6	1,902.9
5 Years G. Bond (Semiannually LIBOR+1.8 Couponed) EURO	20.09.05	21.09.05	15.09.10	2.03%	4.05%	4.09%	1,041.0	690.4	689.4

October
5 Years G. Bond (Semiannually LIBOR+1.6 Couponed) — USD	18.10.05	19.10.05	13.10.10	3.02%	6.04%	6.12%	600.4	649.6	649.2
5 Years G. Bond (Semiannually LIBOR+1.8 Couponed) EURO	18.10.05	19.10.05	13.10.10	2.06%	4.11%	4.15%	403.1	701.8	701.4
Auctions for FX Denominated Floating Rate Notes in 2006

								Sales Amount (Inc. Net Switching)
	Auction	Value	Maturity	Average Interest Rate			Net Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(million)
3 Years G. Bond (Semiannually LIBOR+1 Couponed) — USD	25.04.2006	26.04.2006	22.04.2009	3.11%	6.22%	6.32%	1,587.9	648.9	650.5

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assumed that the term interest remains the same during the year.

(1)	Based on the assumption that the term interest rate remains the same during the year.

Source:	UT

Table No. 50
Fixed Coupon YTL Denominated Treasury Auctions in 2004

	Auction	Value	Maturity	Average Interest Rate (%)			Net Bid	Sales Amount (Inc. Switching)
	Date	Date	Date	Term	Simple	Compound	Amount	Nominal	Net
								(in billions of Turkish Lira)
January
2 Year Semi-Annual Couponed G. Bond	13.01.04	14.01.04	16.11.05	10.53	21.06	22.17	2,577,820.4	1,627,533.9	1,781,986.8

October
2 Year Semi-Annual Couponed G. Bond	19.10.04	20.10.04	17.10.07	10.05	20.09	21.10	2,818,140.5	2,193,284.1	2,188,963.4

TOTAL							5,395,960.9	3,820,818.0	3,970,950.2
Fixed Coupon YTL Denominated Treasury Auctions in 2005

							Net	Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

3 Year Semi Annual Couponed G. Bond	18.01.2005	19.01.2005	17.10.2007	8.24%	16.49%	17.17%	1,123,135.4	1,250,345.2	1,405,713.1

5 Year Semi Annual Couponed G. Bond	15.02.2005	16.02.2005	10.02.2010	7.31%	14.62%	15.15%	2,281,660.7	2,728,450.8	2,764,479.3

5 Year Semi Annual Couponed G. Bond	08.11.2005	09.11.2005	10.02.2010	5.97%	11.93%	12.29%	725,931.9	1,381,191.0	1,566,770.1

5 Year Semi Annual Couponed G. Bond	06.12.2005	07.12.2005	10.02.2010	5.90%	11.79%	12.14%	2,104,560.7	3,230,620.3	3,713,499.1

TOTAL							6,235,289	8,590,607	9,450,462
Fixed Coupon YTL Denominated Treasury Auctions in 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year Semi Annual Couponed G. Bond	24.01.2006	25.01.2006	19.01.2011	6.02%	12.05%	12.41%	1,625,539.6	1,368,899.6	1,467,117.6

5 Year Semi Annual Couponed G. Bond	14.02.2006	15.02.2006	19.01.2011	6.41%	12.81%	13.22%	1,144,161.0	368,307.3	386,869.5

5 Year Semi Annual Couponed G. Bond	28.03.2006	29.03.2006	19.01.2011	6.61%	13.22%	13.66%	968,596.7	528,048.0	554,850.1

5 Year Semi Annual Couponed G. Bond	18.04.2006	19.04.2006	19.01.2011	6.68%	13.36%	13.80%	486,802.2	371,718.9	391,769.4

5 Year Semi Annual Couponed G. Bond	09.05.2006	10.05.2006	19.01.2011	7.01%	14.02%	14.50%	683,229.2	409,877.3	426,023.2

5 Year Semi Annual Couponed G. Bond	26.09.2006	27.09.2006	19.01.2011	9.95%	19.90%	20.89%	619,281.7	775,652.8	666,680.8

5 Year Semi Annual Couponed G. Bond	17.10.2006	18.10.2006	19.01.2011	9.79%	19.59%	20.55%	2,156,369.8	1,448,571.0	1,267,010.3

TOTAL							7,683,980.3	5,271,074.9	5,160,320.9
Source: UT

Fixed Coupon YTL Denominated Treasury Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

4 Year Semi Annual Couponed G. Bond	16.01.2007	17.01.2007	19.01.2011	9.45%	18.90%	19.79%	2,141,894.8	2,291,988.2	2,139,436.7

4 Year Semi Annual Couponed G. Bond	13.02.2007	14.02.2007	19.01.2011	8.98%	17.96%	18.77%	1,968,456.9	1,978,974.7	1,779,532.7

5 Year Semi Annual Couponed G. Bond	13.03.2007	14.03.2007	07.03.2012	9.07%	18.14%	18.96%	2,899,262.9	2,298,830.9	2,141,708.3

5 Year Semi Annual Couponed G. Bond	17.04.2007	18.04.2007	07.03.2012	8.68%	17.37%	18.12%	2,607,547.7	2,158,809.6	2,096,054.9

5 Year Semi Annual Couponed G. Bond	15.05.2007	16.05.2007	07.03.2012	8.54%	17.09%	17.82%	2,394,773.3	1,235,559.8	1,225,895.4

5 Year Semi Annual Couponed G. Bond	12.06.2007	13.06.2007	07.03.2012	8.36%	16.72%	17.42%	1,475,189.5	766,179.9	778,513.4

5 Year Semi Annual Couponed G. Bond	03.07.2007	04.07.2007	07.03.2012	7.99%	15.98%	16.62%	871,405.1	1,833,159.7	1,922,965.1

5 Year Semi Annual Couponed G. Bond	21.08.2007	22.08.2007	07.03.2012	9.25%	18.50%	19.35%	1,099,557.7	1,272,352.4	1,266,932.0

5 Year Semi Annual Couponed G. Bond	02.10.2007	03.10.2007	26.09.2012	7.77%	15.54%	16.15%	2,232,399.7	2,060,922.6	1,953,096.7

5 Year Semi Annual Couponed G. Bond	04.12.2007	05.12.2007	26.09.2012	8.04%	16.08%	16.73%	1,099,834.8	637,890.2	610,111.2
Source: UT
Table No. 51
Floating Rate Note Auctions of 2004

	Auction	Value	Maturity	Accepted Interest Rate (%)			Nominal Bid	Total (including switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
								(thousand YTL)
3 Month T-Bill Yield + 6% (annual)	20.01.04	21.01.04	18.01.06	7.42	29.66	33.13	2,812,110	3,389,328	3,467,791
3 Month T-Bill Yield + 6% (annual)	16.02.04	18.02.04	18.01.06	7.34	29.37	32.77	1,968,858	2,255,267	2,368,327
3 Month T-Bill Yield + 6% (annual)	16.03.04	17.03.04	15.03.06	6.68	26.73	29.53	2,548,676	2,342,844	2,390,569
3 Month T-Bill Yield + 6% (annual)	26.04.04	28.04.04	15.03.06	6.69	26.77	29.58	2,216,789	1,830,528	1,923,414
3 Month T-Bill Yield + 6% (annual)	04.05.04	05.05.04	15.03.06	7.20	28.80	32.06	838,816	580,239	595,988
3 Month T-Bill Yield + 6% (annual)	15.06.04	16.06.04	14.06.06	7.88	31.54	35.47	951,390	1,139,290	1,095,575
3 Month T-Bill Yield + 6% (annual)	05.07.04	07.07.04	14.06.06	7.95	31.82	35.82	2,020,467	2,516,580	2,453,283
3 Month T-Bill Yield + 6% (annual)	21.09.04	22.09.04	13.09.06	6.68	26.70	29.50	2,257,790	3,119,049	3,063,309

TOTAL							15,614,895	17,173,124	17,358,257

Floating Rate Note Auctions of 2005

							Nominal
	Auction	Value	Maturity	Accepted Interest Rate (%)			Bid	Total (including switching)
	Date	Date	Date	Term	Simple	Compound(1)	Amount	Nominal	Net
							(thousand YTL)
3 Month T-Bill Yield + 6% (annual)	11.01.05	12.01.05	13.09.06	6.14%	24.55%	26.90%	3,593,548.4	3,446,332.0	3,575,048.2

6 Month T-Bill Yield + 3% (annual)	22.02.05	23.02.05	17.02.10	10.01%	20.02%	21.02%	3,460,088.1	2,492,456.9	2,493,700.0

6 Month T-Bill Yield + 3% (annual)	21.03.05	23.03.05	17.02.10	9.80%	19.60%	20.56%	1,808,918.0	2,953,539.4	3,037,211.3

6 Month T-Bill Yield + 3% (annual)	26.04.05	27.04.05	17.02.10	9.93%	19.86%	20.84%	2,144,911.4	3,201,074.2	3,326,459.6

6 Month T-Bill Yield + 3% (annual)	10.05.05	11.05.05	17.02.10	10.01%	20.02%	21.01%	872,604.8	1,794,369.6	1,869,357.3

6 Month T-Bill Yield + 3% (annual)	28.06.05	29.06.05	17.02.10	9.97%	19.93%	20.92%	1,547,458.3	2,178,677.2	2,334,585.8

3 Month T-Bill Yield + 6% (annual)	09.08.05	10.08.05	13.09.06	4.25%	17.00%	18.11%	2,475,346.3	2,073,024.5	2,200,185.0

6 Month T-Bill Yield + 3% (annual)	23.08.05	24.08.05	18.08.10	9.05%	18.10%	18.91%	3,865,465.5	5,442,430.5	5,471,006.9

6 Month T-Bill Yield + 3% (annual)	13.09.05	14.09.05	18.08.10	8.74%	17.48%	18.24%	2,007,292.9	3,013,642.0	3,119,961.3

6 Month T-Bill Yield + 3% (annual)	18.10.05	19.10.05	18.08.10	8.45%	16.91%	17.62%	5,170,035.5	3,440,768.1	3,684,410.8

6 Month T-Bill Yield + 3% (annual)	13.12.05	14.12.05	18.08.10	7.93%	15.86%	16.49%	4,851,098.8	2,058,365.1	2,331,467.6

Floating Rate Note Auctions of 2006

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

6 Month T-Bill Yield + 2% (annual)	17.01.2006	18.01.2006	12.01.2011	7.38%	14.76%	15.31%	8,210,033.3	4,079,001.1	4,284,003.8
6 Month T-Bill Yield + 2% (annual)	21.02.2006	22.02.2006	12.01.2011	7.32%	14.65%	15.18%	4,144,754.2	4,215,191.7	4,505,369.0
6 Month T-Bill Yield + 2% (annual)	13.03.2006	15.03.2006	12.01.2011	7.30%	14.61%	15.13%	2,169,350.0	1,489,180.7	1,607,257.6
6 Month T-Bill Yield + 2% (annual)	10.04.2006	12.04.2006	12.01.2011	7.31%	14.62%	15.16%	2,526,667.2	1,698,579.5	1,851,843.2
6 Month T-Bill Yield + 2% (annual)	22.05.2006	24.05.2006	12.01.2011	7.54%	15.09%	15.65%	1,855,206.1	2,238,383.3	2,445,430.1
6 Month T-Bill Yield + 2% (annual)	12.06.2006	14.06.2006	12.01.2011	8.03%	16.06%	16.70%	1,139,002.5	1,758,023.8	1,881,225.9
6 Month T-Bill Yield + 2% (annual)	12.09.2006	13.09.2006	07.09.2011	11.23%	22.46%	23.72%	1,927,405.4	3,181,174.0	3,207,352.2
3 Month T-Bill Yield + 1% (annual)	04.07.2006	05.07.2006	02.07.2008	5.73%	22.92%	24.97%	2,728,548.8	4,557,076.6	4,551,917.8
3 Month T-Bill Yield + 1% (annual)	22.08.2006	23.08.2006	02.07.2008	5.66%	22.66%	24.65%	2,820,251.5	2,444,345.5	2,525,255.2
6 Month T-Bill Yield + 2% (annual)	02.10.2006	04.10.2006	07.09.2011	11.24%	22.49%	23.75%	1,479,728.0	1,948,289.1	1,987,038.8
6 Month T-Bill Yield + 2% (annual)	21.11.2006	22.11.2006	07.09.2011	10.86%	21.72%	22.90%	3,204,325.6	2,796,765.2	2,997,439.4
TOTAL							32,205,273	30,406,011	31,844,133

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.
(1)	Based on the assumption that the term interest rate remains the same during the year.

Source: UT
Floating Rate Note Auctions of 2007

							Sales Amount (Inc. Switching)
							Nominal
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound (1)	(thousand YTL)

6 Month T-Bill Yield + 2% (annual)	06.03.2007	07.03.2007	26.02.2014	10.60%	21.21%	22.33%	2,333,889.8	3,067,945.8	3,106,299.9
6 Month T-Bill Yield + 2% (annual)	08.05.2007	09.05.2007	26.02.2014	10.37%	20.73%	21.81%	2,655,853.6	3,767,838.7	4,015,459.6
6 Month T-Bill Yield + 2% (annual)	26.06.2007	27.06.2007	26.02.2014	10.43%	20.87%	21.96%	1,222,663.4	2,278,732.2	2,482,564.2
6 Month T-Bill Yield + 2% (annual)	17.07.2007	18.07.2007	26.02.2014	10.47%	20.95%	22.05%	829,942.3	1,392,700.9	1,530,730.7
6 Month T-Bill Yield + 2% (annual)	04.09.2007	05.09.2007	26.02.2014	9.54%	19.08%	19.99%	5,135,692.9	2,994,520.1	3,016,313.2

(1) This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assumed that the term interest remains the same during the year.
Source: UT
     Table No. 52
Fixed Coupon FX Denominated Auctions in 2006

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)

3 Years G. Bond-Euro	28.11.2006	29.11.2006	25.11.2009	2.43%	4.85%	4.91%	1,538.2	738.1	741.1

Source: UT
Fixed Coupon FX Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(million)

3 Years G. Bond-USD	23.01.2007	24.01.2007	20.01.2010	2.93%	5.85%	5.94%	2,216.7	1,993.4	1,974.2

3 Years G. Bond-USD	20.03.2007	21.03.2007	20.01.2010	2.84%	5.69%	5.77%	1,677.7	1,354.1	1,358.8

Source: UT
     Table No. 53
Switching Auctions of 2004

Securities Issued
Auction	Value			Interest
Date	Date		Maturity Date	Term		Simple	Comp.
22.01.2004	23.01.2004	2 Years G.Bond	16.11.2005	10.53		21.06	22.17
25.03.2004	26.03.2004	2 Years G.Bond (FRN)	15.03.2006	4.88	*	—	—
20.05.2004	21.05.2004	13 Month G. Bond(Discounted — USD)	22.06.2005	6.51		5.97	5.95

Securities Bought Back
	Net Bid	Amount Bought Back
(in billions of TRL)	Amount	Nominal	Net

3 — Year — FX Indexed Securities	493,591	261,824	310,249
3 — Year — FX Indexed Securities	888,462	631,348	736,120
3 — Year — FX Indexed Securities	1,588,927	1,102,253	1,456,649
TOTAL	2,970,980	1,995,424	2,503,017

Switching Auctions in 2006

Securities Issued
					Interest
Auction Date	Value Date		Maturity Date	Term	Simple	Comp.

27/07/2006	28.07.2006 (*)	2 Years G.Bond (FRN)	02/07/2008	5.84	23.36	25.49

03/10/2006	04/10/2006	679 Days G. Bond	13/08/2008	46.22	24.78	22.59

20.05.2004	21/05/2004	679 Days G. Bond	13/08/2008	46.22	24.78
Securities Bought BackP

(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net

2 Years G.Bond (FRN)	1,494,509.4	601,826.2	617,437.6

567 Days G. Bond	690,383.7	722,100.5	688,758.5

560 Days G. Bond	1,085,148.2	1,155,226.4	1,083,182.6

TOTAL	3,270,041.3	2,479,153.1	2,389,378.7

(*)	Investors bid for price of issued security which auctioned with the value date July 28, 2006, while they bid for price of bought-back securities which auctioned with the value date October 4,.2006.
Switching Auctions in 2007

Securities Issued
	Value			Interest
Auction Date	Date		Maturity Date	Term	Simple	Comp.

9/27/2007	9/28/2007	586 Days G. Bond	5/6/2009	27.56	17.12	16.32

9/27/2007	9/28/2007	586 Days G. Bond	5/6/2009	27.56	17.12	16.32

11/1/2007	11/2/2007	642 Days G. Bond	8/5/2009	28.74	16.29	15.40

11/1/2007	11/2/2007	642 Days G. Bond	8/5/2009	28.74	16.29	15.40

11/22/2007	11/23/2007	621 Days G. Bond	8/5/2009	29.57	17.33	16.40

11/22/2007	11/23/2007	621 Days G. Bond	8/5/2009	29.57	17.33	16.40

Securities Bought Back
(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net

672 Days G. Bond	1,819,659.1	985,659.4	871,406.9
616 Days G. Bond	2,507,447.3	1,154,029.1	1,008,966.6
672 Days G. Bond	986,108.0	456,600.0	413,468.8
616 Days G. Bond	2,385,950.2	979,617.4	876,981.5
672 Days G. Bond	324,655.6	151,354.2	137,588.9
616 Days G. Bond	1,255,638.0	579,964.0	520,902.8

TOTAL	9,279,458.2	4,307,224.1	3,829,315.5

Source: UT
Table No. 54
CPI Indexed YTL Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
							Net
	Auction	Value	Maturity	Average Real Interest Rate			Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(thousand YTL)

5 Year G. Bond (Semiannually 5% real interest rate)	20.02.2007	21.02.2007	15.02.2012	4.86%	9.72%	9.95%	9,429,529.6	4,099,640.8	4,144,736.8
5 Year G. Bond (Semiannually 5% real interest rate)	29.05.2007	30.05.2007	15.02.2012	4.85%	9.71%	9.94%	1,195,412.4	1,146,826.0	1,219,076.0
5 Year G. Bond (Semiannually 5% real interest rate)	21.08.2007	22.08.2007	15.02.2012	5.15%	10.30%	10.57%	66,028.8	679,102.5	698,796.5
5 Year G. Bond (Semiannually 5% real interest rate)	06.11.2007	07.11.2007	15.02.2012	4.52%	9.04%	9.25%	623,127.9	527,079.5	575,570.8

     The following table presents Turkey’s internal public debt at the end of the years listed:
Table No. 55
Internal Public Debt

	2003	2004	2005	2006	2007(1)
	(In millions of YTL)
Total Domestic Debt	194,386.7	224,482.9	244,782	251.470	255,310
Securitized Debt	194,386.7	224,482.9	244,782	251.470	255,310
Cash	130,484.0	165,579.2	194,153	208.376	220,582
Bonds	105,841.9	135,306.9	176,335	198.783	214,448
Bills	24,642.1	30,272.2	17,818	9.594	6,134
Non-Cash	63,902.7	58,903.8	50,629	43.094	34,728
Bonds	63,131.7	58,903.8	50,629	43.094	34,728
Bills	771.0	—	—	—	—

(1)	Provisional.
Source: UT.
Table No. 56
Domestic Debt Service (1) (2)

	2003	2004	2005	2006	2007
	(in trillions of TL)		(in millions of YTL)
Total Domestic Debt Service	159,709	179,325	169,985	150,428	148,847
Principal	107,073	129,272	130,715	111,769	107,307
Interest	52,636	50,053	39,270	38,659	41,540

(1)	Provisional.

(2)	Payments on non-cash basis are included.
EXTERNAL DEBT AND DEBT MANAGEMENT
     Turkey’s gross nominal external debt has increased from $144.1 billion in 2003 to $247.1 billion in 2007. One of the main factors is the increase in private sector debt. The private sector debt was $63.6 billion in 2003 and it reached $157.9 billion in 2007. The other factor is the depreciation of the US Dollar with respect to the other currencies causing an increase of debt in dollar terms.
     Opposite to the increase in the level of debt, the ratio of external debt to GDP has been decreasing regularly during last five years. The debt to GDP ratio was 37.5% as of December 31, 2007 while it was 47.3% as of December 31, 2003. The public sector debt to GDP ratio has decreased by 12.1 points from 23.2% in 2003 to 11.1% in 2007 and Central Bank’s debt to GDP has also decreased from 8% to 2.4% while the private sector debt to GDP has increased from 16% in 2003 to 24% in 2007.
     In addition, the maturity composition of the total debt has not changed much during the five year period. At the end of 2003 the short term and long term debt ratios were 16% and 84% respectively and have reached 16.9% and 83.1% in 2007.
     However, the sectoral breakdown of the external debt has changed such that the shares of the public sector and monetary authorities’ debt in the gross external debt have decreased respectively 20.9 and 10.6 points during this period. At the end of 2007, the ratio of the public debt was 28.3%, the ratio of the Central Bank’s debt was 6.3% and the ratio of private sector debt was 65.4%. The private sector external debt had its largest share in the total debt for the last four years.
     The central government external debt was approximately $67.1 million as of December 31, 2007, 100.8% of public sector external debt, which was $66.6 million as of December 31, 2006. At the end of 2007, Treasury-guaranteed external debt stock totaled $4.7 billion, representing a decrease of approximately $1.1 billion from the end of 2003.
     The following table sets forth information as to the external public and private debt of Turkey at the end of the periods indicated:

Table No. 57
Total Gross Outstanding External Debt of Turkey (1)

Outstanding External Debt by Maturity & Barrower (billion USD)	2003	2004	2005	2006	2007
TOTAL	144.145	160.646	168.474	205.265	247.094
SHORT TERM (2)	23.013	31.880	37.103	40.354	41.810
PUBLIC SECTOR	1.341	1.840	2.133	1.750	2.163
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	1.341	1.815	1.733	1.555	2.163
Banks	1.341	1.815	1.733	1.555	2.163
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	0	25	400	195	0
SOE’s	0	25	400	195	0
Other	0	0	0	0	0
CBRT	2.860	3.287	2.763	2.563	2.282
Dresdner Bank Scheme	2.849	3.286	2.762	2.562	2.281
Other	11	1	1	1	1
PRIVATE SECTOR (5)	18.812	26.753	32.207	36.041	37.365
FINANCIAL INSTITUTIONS	8.351	12.714	16.008	18.275	14.657
Banks	8.351	12.714	16.008	18.275	14.657
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	10.461	14.039	16.199	17.766	22.708
Companies	10.461	14.039	16.199	17.766	22.708
Other	0	0	0	0	0
LONG TERM	121.132	128.766	131.371	164.911	205.284
PUBLIC SECTOR	69.503	73.828	68.281	69.838	71.272
GENERAL GOVERNMENT	65.161	70.114	65.922	67.850	68.747
Central Government	63.346	68.583	64.643	66.576	67.120
Local Administrations	1.281	1.113	961	1.027	1.441
Funds	534	418	318	247	186

Outstanding External Debt by Maturity & Barrower (billion USD)	2003	2004	2005	2006	2007
FINANCIAL INSTITUTIONS (3)	765	656	320	493	613
Banks	765	656	320	493	613
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	3.577	3.058	2.039	1.496	1.912
SOE’s	3.313	2.840	1.894	1.390	1.803
Other (4)	264	218	145	106	109
CBRT	21.513	18.123	12.662	13.115	13.519
CBRT Loans	7.272	2.995	0	0	0
Dresdner Bank Scheme	14.232	15.119	12.654	13.106	13.510
NGTA	9	9	8	9	9
PRIVATE SECTOR (5)	30.116	36.815	50.428	81.958	120.492
FINANCIAL INSTITUTIONS	5.266	8.540	15.953	28.943	42.712
Banks	3.131	5.756	12.146	21.879	30.479
Non-Banking Institutions	2.135	2.784	3.807	7.064	12.233
NON-FINANCIAL INSTITUTIONS	24.850	28.275	34.475	53.015	77.780
Outstanding External Debt by Maturity & Lender
TOTAL	144.145	160.646	168.474	205.265	247.094
LOAN	117.033	130.567	136.914	168.919	208.350
SHORT TERM (2)	23.013	31.880	37.103	40.354	41.810
PRIVATE CREDITORS	23.013	31.880	37.103	40.354	41.810
MONETARY INSTITUTIONS	8.260	12.661	16.363	18.598	15.158
NONMONETARY INSTITUTIONS	14.753	19.219	20.740	21.756	26.652
OFFICIAL CREDITORS	0	0	0	0	0
LONG TERM	94.020	98.687	99.811	128.565	166.540
PRIVATE CREDITORS	51.329	57.479	67.675	99.360	138.194
MONETARY INSTITUTIONS	32.256	37.853	48.595	78.027	113.540
NONMONETARY INSTITUTIONS	19.073	19.626	19.080	21.332	24.654
OFFICIAL CREDITORS	42.691	41.208	32.135	29.205	28.346
GOVERNMENTAL ORGANIZATIONS	9.217	8.650	6.946	6.481	6.173
MULTILATERAL ORGANIZATIONS	33.474	32.558	25.190	22.724	22.173
IMF-INTERNATIONAL MONETARY FUND	24.004	21.440	14.647	10.759	7.144
IMF Loans of Treasury	16.732	18.445	14.647	10.759	7.144
IMF Loans of Central Bank	7.272	2.995	0	0	0
IBRD	5.215	6.154	5.830	6.855	7.554
OTHER MULTILATERAL INST.	4.255	4.964	4.713	5.110	7.474
BONDS (7)	27.112	30.079	31.560	36.347	38.744

(1)	Provisional.

(2)	Source: CBT.

(3)	Public Deposit Banks and Public Development & Investment Banks.

(4)	Public Corporations, Regulatory Institutions and Organizations.

(5)	Since October 01, 2001, CBT is responsible for monitoring private sector debt.

(6)	Classified by the class of the leader creditors

(7)	All the bonds issued in foreign markets are long term securities and the lender class of the bonds is “financial institutions” according to the primary market issuance
Source: UT, CBT.

Table No. 58
Currency Composition of Outstanding External Debt (1)(2)
In Percentages %

	2003	2004	2005	2006	2007
TOTAL	100	100	100	100	100
CHF	0.60	0.65	0.52	0.46	0.40
ECU/EUR	33.28	33.83	31.99	32.48	34.87
GBP	0.44	0.42	0.34	0.42	0.36
JPY	3.13	2.13	1.66	1.31	1.15
SDR	16.66	13.35	8.70	5.24	2.89
USD	45.53	48.64	54.38	55.10	55.53
Other (USD)	0.36	0.97	2.41	4.98	4.81

(1)	Provisional.

(2)	reflects figures at the end of the periods indicated

Source:	UT
     The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:
Table No. 59
Debt Ratios

Disbursed Outstanding Debt / GNP (%)	2003	2004	2005	2006	2007
GROSS EXTERNAL DEBT (Million $)	47.3	41.2	35.0	39.0	37.5
SHORT TERM	7.5	8.2	7.7	7.7	6.3
LONG TERM	39.7	33.0	27.3	31.3	31.2
PUBLIC SECTOR	23.2	19.4	14.6	13.6	11.1
CENTRAL BANK	8.0	5.5	3.2	3.0	2.4
PRIVATE SECTOR (1)	16.0	16.3	17.2	22.4	24.0
Other Fınancıal Ratıos (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	305.0	254.3	229.3	240.0	230.5
EXTERNAL DEBT SERVICE / GDP	9.1	7.8	7.6	7.6	7.4
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	58.9	48.3	50.1	46.8	45.4
PRIVATE SECTOR/ EXPORTS (FOB)	103.5	100.6	112.5	138.0	147.2
INTEREST / GDP	2.3	1.8	1.7	1.8	1.6
INTEREST / EXPORTS (FOB)	14.8	11.3	10.9	10.9	10.1
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	24.4	23.4	31.1	30.8	30.9
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	152.8	118.1	141.3	156.8	182.8
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	23.3	22.4	30.0	29.7	29.7
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	146.1	113.0	136.1	150.9	175.4
TCMB RESERVES (GROSS) / IMPORTS (CIF)	-48.5	-36.9	-43.3	-43.6	-43.1
TCMB RESERVES (NET) / IMPORTS (CIF)	-50.7	-38.6	-44.9	-45.3	-44.9
CURRENT ACCOUNT BALANCE / TCMB RESERVES (GROSS)	-22.4	-40.1	-43.8	-52.4	-51.2
CURRENT ACCOUNT BALANCE / TCMB RESERVES (NET)	-21.4	-38.3	-42.2	-50.4	-49.1
CURRENT ACCOUNT BALANCE / GDP	-2.5	-3.7	-4.6	-6.1	-5.7

(1)	CBT is responsible for monitoring private sector long term debt.

(2)	Excluding Shuttle Trade and Other Goods.

(3)	12-months’ total.
Source: UT, CBT, TURKSTAT.

Table No. 60
External Debt Service (1)

	2003	2004	2005	2006	2007
(in millions of US dollars)
Total External Debt Service	27,810	30,488	36,803	40,071	48,734
Principal	20,823	23,340	28,769	30,707	37,924
Interest	6,987	7,148	8,034	9,364	10,810

(1)	Provisional.

(2)	Repayments through bond issues are included.
Source: CBT.
     The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:
Table No. 61
Medium and Long-Term External Debt Service (1)

(Millions of USD)	Principal	Interest	Total
2008 (7-12)
Public Sector	3,470	2,131	5,601
Private Sector	23,108	3,003	26,111
Total	26,578	5,134	31,712
2009
Public Sector	8,938	4,378	13,316
Private Sector	30,852	5,352	36,204
Total	39,790	9,730	49,520
2010
Public Sector	9,103	3,851	12,954
Private Sector	16,747	4,403	21,150
Total	25,850	8,254	34,104
2011
Public Sector	8,599	3,321	11,920
Private Sector	14,791	4,111	18,902
Total	23,390	7,432	30,822
2012
Public Sector	6,330	2,908	9,239
Private Sector	13,101	3,575	16,676
Total	19,431	6,483	25,915
2013+
Public Sector	41,302	22,690	63,992
Private Sector	33,417	12,038	45,455
Total	74,719	34,728	109,447

(Millions of USD)	Principal	Interest	Total
Total
Public Sector	77,742	39,280	117,021
Private Sector	132,016	32,482	164,498
Grand Total	209,758	71,762	281,519

(1)	Provisional.

(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

(3)	Interest payments include the fee/charge payments.
Source: UT, CBT (Cross rates based on: 06/30/2007).
Table No. 62
Central Government External Debt Of Turkey (as of December 31, 2007)
(issued between January 1, 2003 and December 31, 2007)

	Agreement Date	Currency	Maturity (years)	Outstanding Amount (USD)

Bond				29,792,005,000

Monetary Institutions	Various (01.09.2003 — 09.26.2007)	Monetary Institutions	Various (01.09.2003 - 09.26.2007)	Monetary Institutions
Loan				15,383,200,348

Govermental Organizations	Various (08.22.2003 — 12.27.2006)	Govermental Organizations	Various (08.22.2003 - 12.27.2006)	Govermental Organizations
Monetary Institutions	Various (05.14.2003 — 12.12.2007)	Monetary Institutions	Various (05.14.2003 - 12.12.2007)	Monetary Institutions
International Organizations	Various (04.02.2003 — 07.27.2007)	International Organizations	Various (04.02.2003 - 07.27.2007)	International Organizations
Total				45,175,205,348

Source: UT
Table No. 63
External Debt of Turkey (Public Guaranteed)
External Debt of Turkey (Public Guaranteed)

		Debt Disbursed and
Agreement Date	Currency	Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
02.04.2003	EUR	1,154,312,052.30	12	EURIBOR6MD	2.33
04.03.2004	EUR	1,103,876,627.06	14.3	EURIBOR6MD	2.4
20.02.2004	USD	1,027,342,043.52	15.9	WBFSLRUSD	0.5
30.11.2004	EUR	383,335,758.79	11.3	LIEUR1YD	3.5
15.12.2004	USD	4,256,678.56	5	LIUSD6MD	1.75
15.06.2005	EUR	29,061,934.74	16.8	LIEUR6MDIS	0.75
09.11.2005	USD	393,409,377.35	15.2	LIUSD6MD	0.75
09.12.2005	EUR	552,298,980.91	11.3	EURIBOR6MD	0.25
14.12.2005	EUR	32,366,796.93	16.8	EURIBOR6MD	0.95
14.12.2005	EUR	35,433,912.91	13.2	EURIBOR6MD	0.2
02.02.2006	USD	4,623,038.75	12.7	WBFSLRUSD	0.25
08.02.2006	EUR	12,341,214.48	16.4	WBFSLREUR	0.5
27.03.2006	USD	17,940,000.00	12.5	LIUSD6MD	0.2
27.03.2006	USD	24,067,191.70	5	LIUSD6MD	1.5

		Debt Disbursed and
Agreement Date	Currency	Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
27.03.2006	USD	27,790,931.03	5	LIUSD6MD	1.5
13.04.2006	EUR	50,902,569.35	14.9	LIEUR6MDIS	0.75
19.07.2006	USD	20,000,000.00	17.4	LIUSD6MD	0.85
19.07.2006	USD	68,682,260.47	10	LIUSD6MD	1.625
28.07.2006	EUR	88,906,750.00	10	EURIBOR6MD	5.64
10.08.2006	EUR	88,098,000.00	20.2	FIXED	4.37
12.09.2006	EUR	1,949,850.00	14.5	WBSCLDE6A98	0.00
22.06.2007	EUR	17,839,845.00	13.7	WBFSLREUR	0.00
22.06.2007	USD	9,731,340.00	13.7	WBFSLRUSD	0.00
22.06.2007	EUR	73,415,000.00	13.7	WBFSLREUR	0.00
19.07.2007	EUR	43,916,933.70	12.2	FIXED	4.78
18.07.2007	EUR	30,100,150.00	20.1	FIXED	0.00
RISK MANAGEMENT
     In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, a Law on the “Regulating Public Finance and Debt Management” (Law No 4749) was put into effect in April 2002 with additional secondary regulations tied to it. The enactment of the Law was also followed by several sub regulations defining the basic principles and framework for debt and risk management and some organizational and functional changes in debt management operations at the Treasury.
     Moreover, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management Unit (one of the most fundamental and important units of the organizations responsible for public debt management) was created. In addition, a Debt and Risk Management Committee has been set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management.
     With the help of this institutional infrastructure, the risk management unit has been fully operational since 2004 and continues to perform its routinely assigned duties such as providing monthly short-term risk monitoring notes to the Debt and Risk Management Committee and publishing monthly debt management reports (in July 2008, the 36th report was published) and annual debt management reports (in August 2008, the 1st report was published). Furthermore, the Risk Management Unit formulated a debt sustainability model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, duration reports, medium-term and long-term borrowing scenarios in order to evaluate financial risks.
     To further risk management activities, Operational Risk Management studies were started with a pilot project called “Turkey Peer Collaboration Internal Control Mechanisms in Treasury Debt Transactions” in December 2006. “Support for Improvement in Governance and Management” (“SIGMA”), which is a joint initiative of the OECD and the European Union consults on the project. This project which included back office transactions was completed in 2007 and the results were reported to the Debt Management Committee quarterly.
     The performance-based borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This strategic benchmarking has been implemented since 2004. Major components of this strategy, which are re-determined at the end of 2007 in accordance with the aforementioned cost and risk analysis, are as follows:
•	To borrow mainly in YTL considering domestic cash borrowing,

•	To use fixed rate YTL instruments as the major source of domestic cash borrowing and decrease the share of debt which has an interest rate refixing period of less than 12 months,

•	To increase the average maturity of domestic cash borrowing taking into consideration market conditions and decrease the share of debt maturing within 12 months; and

•	To maintain a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management

      Within this framework, the debt management strategy actively emphasizes the basic principles of transparency, accountability and predictability. Continued fiscal discipline, a strong primary surplus in 2007 and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.
     Important progress has been achieved in reducing the public debt ratio. After reaching its highest level of 66.3% in 2001, the net public debt stock to GDP ratio declined to 55.1% at the end of 2003 and further declined to 29.0% at the end of 2007. Moreover, as a result of borrowing policies aimed at reducing the sensitivity of the debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually. To illustrate, the share of floating rate debt stock fell to 44% at the end of 2007, from 51.2% at the end of 2003, and the share of foreign currency denominated/indexed debt stock fell to 31.3% from 46.3% during the same period.